03032023

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Paccom Ventures, Inc.

*CURRENT ADDRESS Suite 880 - 609 Granville Street
Vancouver, BC Canada BC V6C 2W2

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

FILE NO. 82- 2891 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: mm

DAT : 9/10/03

C.

FINANCIAL STATEMENTS

03 JUN 11 7:21

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF: __X__ Schedule A

_____ Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Paccom Ventures Inc.	March 31, 2003	03/05/30

ISSUER ADDRESS
PO Box 10321 #880 – 609 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver,	BC	V7Y 1G5	(604) 685-6940	(604) 685-5535

CONTACT NAME	CONTACT POSTION	CONTACT TELEPHONE NO.
Dal Brynelsen	Director	(604) 685-5535

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Dal Brynelsen"	***Dal Brynelsen***	03/05/30

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Locke Goldsmith"	***Locke Goldsmith***	03/05/30

PACCOM VENTURES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(Unaudited)

LANCASTER & DAVID

CHARTERED ACCOUNTANTS

Incorporated Partners
David E. Lancaster, CA
Michael J. David, CA

NOTICE TO READER

We have compiled the interim consolidated balance sheet of Paccom Ventures Inc. as at March 31, 2003 and the interim consolidated statements of loss and deficit and cash flows for the three-month periods ended March 31, 2003 and 2002 from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Accordingly, readers are cautioned that these statements may not be appropriate for their purposes.

"Lancaster & David"

CHARTERED ACCOUNTANTS

Vancouver, BC
May 26, 2003

New Westminster Office - Suite 404, 960 Quayside Drive, New Westminster, BC, Canada, V3M 6G2 **Facsimile:** 604.524.9837
Vancouver Office – Suite 3240, 666 Burrard Street, Vancouver, BC, Canada, V6C 2X8 **Facsimile:** 604.602.0867
Telephone: 604.717.5526 **Email:** admin@lancasteranddavid.ca

PACCOM VENTURES INC.

INTERIM CONSOLIDATED BALANCE SHEET
(Unaudited – see Notice to Reader)

		March 31, 2003		December 31, 2002
				(Audited)
ASSETS				
CURRENT				
Cash	$	162,075	$	-
Accrued revenues		57,093		59,869
Prepaid and other		3,998		48,349
		223,166		108,218
OIL AND GAS PROPERTIES *(Note 3)*		286,370		307,428
MINERAL PROPERTIES *(Note 4)*		57,127		50,691
CAPITAL ASSETS		7,558		8,019
	$	574,221	$	474,356
LIABILITIES				
CURRENT				
Bank overdraft	$	-	$	2,854
Accounts payable and accrued liabilities		41,264		50,328
Payable to joint interest owners		74,350		75,714
Due to related parties *(Note 5)*		37,520		43,315
		153,134		172,211
LOANS PAYABLE *(Note 6)*		82,084		97,167
		235,218		269,378
SHAREHOLDERS' EQUITY				
SHARE CAPITAL *(Note 8)*		10,872,329		10,684,829
PROCEEDS FROM SPECIAL WARRANT FINANCINGS *(Note 7)*		245,700		238,350
DEFICIT		(10,779,026)		(10,718,201)
		339,003		204,978
	$	574,221	$	474,356

Approved on behalf of the Board:

"Locke Goldsmith"
Locke Goldsmith – Director

"Dal Brynelsen"
Dal Brynelsen – Director

The accompanying notes are an integral part of these interim consolidated financial statements

PACCOM VENTURES INC.

INTERIM CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

(Unaudited – see Notice to Reader)

	Three months ended March 31, 2003	Three months ended March 31, 2002
REVENUE		
Petroleum revenue	$ 55,060	$ -
Royalties	(11,553)	-
	43,507	-
EXPENSES		
Consulting fees	11,000	-
Depletion and depreciation	39,846	606
Interest on long-term debt	2,640	-
Management fees	7,500	7,500
Office and general	10,793	227
Production costs	10,555	-
Professional fees	16,116	2,000
Transfer agent and filing fees	5,882	3,685
Travel and accommodation	-	7,183
	104,332	21,201
NET LOSS FOR THE PERIOD	(60,825)	(21,201)
DEFICIT, BEGINNING OF PERIOD	(10,718,201)	(10,526,872)
DEFICIT, END OF PERIOD	$ (10,779,026)	$ (10,548,073)
LOSS PER SHARE		
Basic	$ (0.01)	$ (0.01)
Fully Diluted	*Anti-dilutive*	$ (0.01)
Weighted average number of share outstanding		
Basic	6,557,000	2,800,000
Fully Diluted	8,644,000	2,800,000

The accompanying notes are an integral part of these interim consolidated financial statements

PACCOM VENTURES INC.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited – see Notice to Reader)

	Three months ended March 31, 2003	Three months ended March 31, 2002
CASH FLOWS PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Net loss for the period	$ (60,825)	$ (21,201)
Adjust for items not involving cash:		
Interest accrued on loans payable	2,640	-
Depletion and depreciation	39,846	606
	(18,339)	(20,595)
Net changes in non-cash working capital items:		
Accrued revenues	2,776	-
Prepaids and other	44,351	(192)
Accounts payable and accrued liabilities	(9,064)	2,299
Payable to joint interest owners	(19,692)	-
Due to related parties	(5,794)	13,261
	12,577	15,368
	(5,762)	(5,227)
INVESTING ACTIVITIES		
Mineral property exploration	(6,436)	-
FINANCING ACTIVITIES		
Repayment of loans payable	(17,723)	-
Proceeds from liability to issue shares	-	85,000
Proceeds from Special Warrant financings	7,350	-
Proceeds from issue of share capital	187,500	-
	177,127	85,000
INCREASE IN CASH & CASH EQUIVALENTS	164,929	79,773
CASH & CASH EQUIVALENTS, beginning of period	(2,854)	450
CASH & CASH EQUIVALENTS, end of period	$ 162,075	$ 80,223

SUPPLEMENTARY CASH FLOW INFORMATION		
Interest paid	$ 3,641	$ -
Income taxes paid	$ -	$ -

The accompanying notes are an integral part of these interim consolidated financial statements

(Unaudited – see Notice to Reader)

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of acquisition and exploration of mineral and oil and gas properties. The Company currently holds mineral property interests located in Canada and Papua New Guinea, and oil and gas interests located in the United States.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These interim financial statements have been prepared on a going concern basis, which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders and other related parties, its ability to obtain financing for the continuing exploration and development of its mineral properties and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 – BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim consolidated financial statements have been prepared in accordance with the accounting principles and policies described in the Company's annual financial statements for the year ended December 31, 2002, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included. Operating results for the three-month period ended March 31, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003.

NOTE 3 – OIL AND GAS PROPERTIES

	March 31, 2003	December 31, 2002
East Corning Property, California, USA		
Carrying costs	**$ 433,064**	$ 414,735
Less amortization	**(146,694)**	(107,307)
	$ 286,370	$ 307,428

NOTE 4 – MINERAL PROPERTIES

	March 31, 2003	December 31, 2002
Deferred exploration and development costs		
Staking and other associated costs	$ -	$ 519
Applications, fees, and reports	-	1,200
Geological consulting	-	11,550
Food, travel and lodging	1,241	16,951
Property taxes	1,675	3,320
Other	3,520	-
Incurred during the period	6,436	33,540
Deferred expenditures, beginning of period	33,540	-
Deferred expenditures, end of period	39,976	33,540
Acquisition costs	17,151	17,151
	$ 57,127	$ 50,691
Allocated by property:		
Canada		
North Belt Property, British Columbia	$ 53,606	$ 50,690
South Belt Property, British Columbia	1	1
	53,607	50,691
Papua New Guinea		
Feni Island Property	3,520	-
	$ 57,127	$ 50,691

North Belt Property, British Columbia

By an agreement dated February 24, 2003, the Company acquired all rights, title and interest in and to certain Crown Granted Mineral claims and surface rights included in the North Belt Property in consideration for 100,000 common shares of the Company (issued subsequently). The Company also agreed to pay a 5% net smelter return royalty on all future production from the property.

Feni Island, Papua, New Guinea

The Company entered into a formal option agreement dated February 5, 2003 to option a 75% undivided interest in the Feni Gold Project located in New Ireland Province, Papua New Guinea. The agreement is subject to regulatory acceptance. The property is subject to a 1% NSR royalty. The Company may, at its sole election, exercise the option in stages by making the following exploration expenses and by issuing common shares, subject to regulatory approval:

Stage 1: To expend a minimum of $250,000 on exploration before January 31, 2004, and to issue 200,000 common shares by June 30, 2003.

Stage 2: To expend an additional $250,000 on exploration including drilling prior to June 30, 2004, and to issue an additional 200,000 common shares by June 30, 2004.

Stage 3: To expend an additional $1,000,000 by June 30, 2005, and to issue an additional 200,000 common shares by June 30, 2005. Upon completion of a total expenditure of $1,500,000 and issuance of 600,000 shares, a 50% interest in the mineral property will vest to the Company.

Stage 4: To spend an additional $1,000,000 on exploration prior to June 30, 2006, and to issue an additional 200,000 common shares by June 30, 2006. Upon completion of a total expenditure of $2,500,000 and the issuance of 800,000 common shares, a further 25% interest in the mineral property will vest to the Company for a total of a 75% interest.

(Unaudited – see Notice to Reader)

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company incurred the following amounts to directors: management fees - $7,500 (2002 - $7,500); deferred mineral property exploration costs - $1,241 (2002 - $nil); and reimbursement of general administrative expenses - $1,785 (2002 - $nil). At March 31, 2003, $37,520 (December 31, 2002 - $43,315) was owing to these parties without interest or fixed terms of repayment. These transactions are in the normal course of business and are measured at the exchange amount.

Refer to Note 10.

NOTE 6 – LOANS PAYABLE

These loans bear interest at the rate of 12% per annum, are unsecured and are repayable upon written demand at any time after July 2, 2004. There is no penalty if the Company repays the loans prior to this date.

NOTE 7 – SPECIAL WARRANT FINANCINGS

a) The Company completed a private placement consisting of 1,540,000 Special Warrants at a price of $0.10 per Special Warrant for gross proceeds of $154,000. Each unit issued on the conversion of a Special Warrant will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share at a price of $0.10 per share on or before October 22, 2003. Directors and private companies whose shareholders are related to directors subscribed to 570,000 Special Warrants of the offering. The proceeds will be used for exploration on the Company's East Corning Property and for general working capital purposes.

b) The Company completed a private placement consisting of 917,000 Special Warrants at a price of $0.10 per Special Warrant for gross proceeds of $91,700. Each Special Warrant will automatically convert, at no additional cost, into units of the Company at the earlier of one year from the date of the Special Warrants are issued or on the fifth business day following receipt from the British Columbia Securities Commission for the Company's Annual Information Form. Each unit issued on the conversion of a Special Warrant will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share at a price of $0.10 per share on or before December 19, 2003. Directors and relatives of directors subscribed to 442,000 Special Warrants of the offering. The proceeds will be used for property exploration and general working capital.

NOTE 8 - SHARE CAPITAL

Authorized: 100,000,000 common shares without par value

	Shares	Value
Issued:		
Balance at December 31, 2001	1,966,975	$ 10,370,955
Issued during the period:		
- by exercise of Special Warrants	1,250,000	150,000
Balance at March 31, 2002 *(Unaudited)*	3,216,975	$ 10,520,955
Balance at December 31, 2002	5,723,851	$ 10,684,829
Issued during the period:		
- by exercise of share purchase warrants	1,250,000	187,500
Balance at March 31, 2003 *(Unaudited)*	6,973,851	$ 10,872,329

Share purchase warrants are outstanding to acquire 1,800,000 common shares at a price of $0.10 per share on or before April 18, 2003. Refer to Note 10.

NOTE 9 – STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares as of June 26, 2000 (393,000 post-consolidated common shares). The number of options granted may exceed 10% of the outstanding shares at the time of granting the options. The exercise price of options granted shall not be less than the fair market value of the common shares on the date of the grant and the exercise period shall not exceed five years from the date any option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the Optionee is a consultant or employed in an investor relations capacity.

A summary of the changes in the Company's common share purchase options is presented below:

	March 31, 2003		December 31, 2002	
	Number	**Weighted Average Exercise Price**	Number	Weighted Average Exercise Price
Balance, beginning of period	**393,000**	**$ 0.10**	393,000	$ 0.10
Granted	**-**	**-**	-	-
Exercised	**-**	**-**	-	-
Forfeited / Cancelled	**-**	**-**	-	-
Balance, end of period	**393,000**	**$ 0.10**	393,000	$ 0.10

Stock options are outstanding to directors and officers to acquire up to 393,000 common shares at a price of $0.10 per share exercisable until May 9, 2006. Refer to Note 10.

NOTE 10 – SUBSEQUENT EVENTS

The Company completed a private placement to a director of the Company consisting of 166,666 common shares at a price of $0.15 per share to net the Company proceeds of $25,000. The proceeds will be used for general working capital purposes.

The Company issued 1,800,000 common shares upon the exercise of 1,800,000 share purchase warrants at a price of $0.10 per warrant to net the Company proceeds of $180,000.

The Company is proposing a private placement of 500,000 units at a price of $0.20 per unit. Each unit will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional share at a price of $0.25 per share for a period of one year. The proceeds of the private placement will be used for general working capital. The private placement is subject to approval by the TSX Venture Exchange.

The Company entered into an agreement with Teck Cominco Metals Ltd. ("Teck") to purchase a 100% interest, subject to a 2% net smelter returns royalty, in 9 Crown granted mineral claims located in the Trail Creek Mining Division, British Columbia. The Company is required to issue 50,000 common shares, upon TSX Venture Exchange acceptance.

The Company is proposing to grant stock options to directors, officers, consultants, and employees to acquire up to 1,319,460 common shares at a price of $0.22 per share exercisable on or before April 7, 2008.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF: X Schedule A

____ Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Paccom Ventures Inc.	September 30, 2002	02/11/27

ISSUER ADDRESS

PO Box 1032 #880 – 609 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver,	BC	V7Y 1G5	(604) 685-6940	(604) 685-5535

CONTACT NAME	CONTACT POSTION	CONTACT TELEPHONE NO.
Dal Brynelsen	Director	(604) 685-5535

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Dal Brynelsen"	**Dal Brynelsen**	02/11/27
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Locke Goldsmith"	**Locke Goldsmith**	02/11/27

PACCOM VENTURES INC.

INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

(Unaudited)

LANCASTER & DAVID
CHARTERED ACCOUNTANTS

Incorporated Partners
David E. Lancaster, CA
Michael J. David, CA

NOTICE TO READER

We have compiled the interim balance sheets of Paccom Ventures Inc. as at September 30, 2002 and the interim statements of loss and deficit and cash flows for the three-month and nine-month periods ended September 30, 2002 and 2001 from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Accordingly, readers are cautioned that these statements may not be appropriate for their purposes.

"Lancaster & David"

CHARTERED ACCOUNTANTS

Vancouver, BC
October 31, 2002

New Westminster Office - Suite 404, 960 Quayside Drive, New Westminster, BC, Canada, V3M 6G2 **Facsimile:** 604.524.9837
Vancouver Office – Suite 3240, 666 Burrard Street, Vancouver, BC, Canada, V6C 2X8 **Facsimile:** 604.602.0867
Telephone: 604.717.5526 **Email:** admin@lancasteranddavid.ca

PACCOM VENTURES INC.

INTERIM BALANCE SHEETS
(Unaudited – See Notice to Reader)

	September 30, 2002	December 31, 2001 *(Audited)*
ASSETS		
CURRENT		
Cash	**$ 7,858**	$ 450
Accounts receivable	**78,751**	-
Prepaid and other	**2,395**	2,143
	89,004	2,593
OIL AND GAS PROPERTIES *(Note 4)*	**313,288**	-
MINERAL PROPERTIES *(Note 5)*	**24,624**	59,001
CAPITAL ASSETS	**8,625**	10,444
	$ 435,541	$ 72,038
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	**$ 30,519**	$ 47,568
Due to related parties	**8,329**	30,387
	38,848	77,955
LOANS PAYABLE *(Note 6)*	**92,979**	-
LIABILITY TO ISSUE SHARES *(Note 7)*	**205,700**	-
	337,527	77,955
SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)		
SHARE CAPITAL *(Note 8)*	**10,684,829**	10,370,955
PROCEEDS FROM SPECIAL WARRANT FINANCING	**-**	150,000
DEFICIT	**(10,586,815)**	(10,526,872)
	98,014	(5,917)
	$ 435,541	$ 72,038

Approved on behalf of the Board:

"Locke Goldsmith" — *Locke Goldsmith – Director*

"Dal Brynelsen" — *Dal Brynelsen – Director*

The accompanying notes are an integral part of these interim financial statements

PACCOM VENTURES INC.

INTERIM STATEMENTS OF LOSS AND DEFICIT
(Unaudited – See Notice to Reader)

	Three-month period ended September 30, 2002	*Three-month period ended September 30, 2001*	**Nine-month period ended September 30, 2002**	Nine-month period ended September 30, 2001
REVENUE				
Petroleum revenue	*$ 38,042*	*$ -*	**$ 39,289**	$ -
EXPENSES				
Bank charges and interest	*5,069*	-	**5,295**	544
Depreciation	*606*	*803*	**1,819**	2,409
Loan financing costs	*19,120*	-	**19,120**	-
Management fees	*7,500*	*7,500*	**22,500**	20,000
Office and general	*13,693*	*4,531*	**22,079**	8,443
Professional fees	*4,080*	*14,998*	**15,980**	19,395
Transfer agent and filing fees	*2,762*	*850*	**10,800**	12,004
Travel and accommodation	*(5,544)*	-	**1,639**	-
	47,286	*28,682*	**99,232**	62,795
NET LOSS FOR THE PERIOD	*$ (9,244)*	*$ (28,682)*	**(59,943)**	(62,795)
DEFICIT, BEGINNING OF PERIOD			**(10,526,872)**	(10,441,557)
DEFICIT, END OF PERIOD			**$ (10,586,815)**	$ (10,504,352)
LOSS PER SHARE				
Basic			**$ (0.02)**	$ (0.03)
Fully Diluted			**Anti-dilutive**	Anti-dilutive
Weighted average number of share outstanding				
Basic			**3,678,304**	1,966,975
Fully Diluted			**3,968,701**	2,065,545

The accompanying notes are an integral part of these interim financial statements

PACCOM VENTURES INC.

INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – See Notice to Reader)

	Three-month period ended September 30, 2002	*Three-month period ended September 30, 2001*	**Nine-month period ended September 30, 2002**	Nine-month period ended September 30, 2001
CASH FLOWS PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Net loss for the period	*$ (9,244)*	*$ (28,682)*	**(59,943)**	$ (62,795)
Adjust for items not involving cash:				
Loan financing costs	*19,120*	-	**19,120**	-
Depreciation	*606*	*803*	**1,819**	2,409
	10,482	*(27,879)*	**(39,004)**	(60,386)
Net changes in non-cash working capital items:				
Accounts receivable	*(49,278)*	-	**(50,525)**	-
Prepaids and other	*14,748*	*(448)*	**(252)**	(2,648)
Accounts payable and accrued liabilities	*(22,019)*	*17,731*	**(12,046)**	8,278
Due to related parties	*3,329*	*7,500*	**25,220**	18,420
	(53,220)	*24,783*	**(37,603)**	24,050
	(42,738)	*(3,096)*	**(76,607)**	(36,336)
INVESTING ACTIVITIES				
Proceeds on sale of real property	*41,850*	-	**41,850**	-
Oil and gas exploration and development	*(142,077)*	-	**(341,514)**	-
	(100,227)	-	**(299,664)**	-
FINANCING ACTIVITIES				
Advances to related parties	-	*(2,500)*	**(5,000)**	(108,833)
Loan proceeds	*92,979*	-	**92,979**	-
Proceeds from liability to issue shares	*61,700*	-	**205,700**	150,000
Proceeds from issue of share capital	-	-	**90,000**	-
	154,679	*(2,500)*	**383,679**	41,167
CHANGE IN CASH & CASH EQUIVALENTS	*11,714*	*(5,596)*	**7,408**	4,831
CASH & CASH EQUIVALENTS, beginning of period	*(3,856)*	*16,569*	**450**	6,142
CASH & CASH EQUIVALENTS, end of period	*$ 7,858*	*$ 10,973*	**$ 7,858**	$ 10,973

The accompanying notes are an integral part of these interim financial statements

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of exploring resource properties and has not yet determined whether properties held contain reserves that are economically recoverable. The recoverability of amounts recorded for resource properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof. During the period, the Company acquired an interest in an oil and natural gas property located in the United States.

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The Company has experienced recurring losses. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders and other related parties, its ability to obtain financing for the continuing exploration and development of its resource properties and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 – BASIS OF PRESENTATION

The accompanying unaudited interim financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements. The unaudited interim financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, except as described in note 3, and should be read in conjunction with those statements. In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included in these financial statements.

NOTE 3 – CHANGE IN ACCOUNTING POLICY

The Company grants stock options in accordance with the TSX Venture Exchange policies (Note 9). No compensation expense is recognized when stock options are granted to directors and employees. Any consideration paid by directors and employees on exercise of stock options is credited to share capital.

Effective January 1, 2002 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to stock-based compensation and other stock-based payments. The new recommendations require that stock-based payments to non-employees be accounted for using a fair value based method of accounting. The recommendations encourage, but do not require, the use of a fair valued based method to account for stock-based compensation to employees. The Company has elected to continue recording stock-based compensation to employees using an intrinsic value based method and will disclose pro forma information on the fair value of options issued during the period in the notes to the financial statements. As no stock options or stock-based payments were made to employees during the nine-month period ended September 30, 2002, no pro forma information is provided in these interim financial statements. The adoption of this new accounting policy has no cumulative effect on the prior period's financial statements.

NOTE 4 – INTEREST IN OIL AND GAS PROPERTY

The Company entered into an Agreement dated April 15, 2002 with Olympic Resources (Arizona) Ltd. ("Olympic") to participate in the drilling and casing of six Test Wells located in Tehama County, California known as the East Corning Property. The Company can earn a 2.025% undivided interest in one Test Well and a 3.75% undivided interest in each of the remaining Test Wells by contributing 2.7% of the costs of one Test Well and 5% of the costs of the remaining Test Wells ($341,514 paid in full at September 30, 2002). The Company also paid a fee of US$8,100 to participate in one Test Well, and a fee of US$15,000 for each remaining Test Well that it participated in. Six test wells have been drilled to date and production has commenced on three wells.

NOTE 5 – MINERAL PROPERTIES

The Company entered into an agreement dated August 12, 2002 to sell a portion of land held in Rossland, BC as part of the North Belt Property for proceeds of $41,850, net of commissions.

NOTE 6 – LOANS PAYABLE

The Company entered into a series of loan agreements for proceeds of US$10,000 and CDN$78,500 (of which the Company received $77,500). In consideration for the loans, the Company agreed to pay a 20% bonus to the lenders by the issuance of 159,333 common shares at a deemed price of $0.12 per share, and will pay interest at the rate of 12% per annum. These loans are unsecured and are repayable upon written demand at any time after January 2, 2004. There is no penalty if the Company repays the loans prior to this date.

NOTE 7 – PROPOSED FINANCINGS

a) The Company has withdrawn from, and is not proceeding with, private placements announced in its news releases of July 11, 2002 and August 30, 2002.

b) The Company is proposing a non-brokered private placement consisting of 1,640,000 units at a price of $0.10 per unit. Each unit will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional share at a price of $0.15 per share for a one-year period. The Company received proceeds of $154,000 to September 30, 2002.

c) The Company is proposing a private placement of 1,500,000 Special Warrants at a price of $0.10 per Special Warrant for gross proceeds of $150,000. Each Special Warrant will automatically convert, at no additional cost, into units of the Company at the earlier of one year from the date of the Special Warrants are issued or on the fifth business day following receipt from the British Columbia Securities Commission for the Company's Annual Information Form. Each unit issued on the conversion of a Special Warrant will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share at a price of $0.10 per share for a one-year period. The proceeds from this private placement will be used for property exploration and general working capital. The private placement is subject to TSX Venture Exchange acceptance for filing. The Company received proceeds of $51,700 to September 30, 2002, and subsequently received a further $10,000.

NOTE 8 - SHARE CAPITAL

Authorized: 100,000,000 common shares without par value

	Shares	Value
Issued:		
Balance at December 31, 2000 and December 31, 2001	1,966,975	$ 10,370,955
Issued during the period:		
- by exercise of Special Warrants	1,250,000	150,000
- for settlement of debt	547,543	54,754
- by private placement	1,800,000	90,000
- for loan financing costs *(Note 6)*	159,333	19,120
	3,756,876	313,874
Balance at September 30, 2002 *(Unaudited)*	5,723,851	$ 10,684,829

The Company completed a private placement of 1,250,000 Special Warrants at a price of $0.12 per Special Warrant to net the Company proceeds of $150,000. Each Special Warrant was exercised, for no additional consideration, into units of the Company. Each unit consists of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to acquire one additional common share at a price of $0.15 per share up to February 20, 2003. This offering was fully subscribed by officers, directors, and former directors.

The Company agreed to settle a total of $54,754 in debt through the issuance of 547,543 common shares at a deemed price of $0.10 per share.

The Company completed a private placement of 1,800,000 units at a price of $0.05 per unit for total proceeds of $90,000. Each unit consists of one common share and one non-transferable share purchase warrant, with each warrant exercisable into an additional common share at a price of $0.10 per share for a period of one year. The proceeds were used for exploration on the Company's East Corning Property and for general working capital purposes.

Share purchase warrants are outstanding to acquire 1,250,000 common shares at a price of $0.15 per share on or before February 20, 2003, and 1,800,000 common shares at a price of $0.10 per share on or before April 18, 2003.

NOTE 9 – STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the Canadian Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares as of June 26, 2000 (393,000 post-consolidated common shares). The number of options granted may exceed 10% of the outstanding shares at the time of granting the options. The exercise price of options granted shall not be less than the fair market value of the common shares on the date of the grant and the exercise period shall not exceed five years from the date any option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the Optionee is a consultant or employed in an investor relations capacity.

A summary of the changes in the Company's common share purchase options is presented below:

	September 30, 2002		December 31, 2001	
	Number	**Weighted Average Exercise Price**	Number	Weighted Average Exercise Price
Balance, beginning of year	**393,000**	**$ 0.10**	133,000	$ 2.10
Granted	**-**	**-**	393,000	0.10
Exercised	**-**	**-**	-	-
Forfeited / Cancelled	**-**	**-**	(133,000)	(2.10)
Balance, end of year	**393,000**	**$ 0.10**	393,000	$ 0.10

Stock options are outstanding to directors and officers to acquire up to 393,000 common shares at a price of $0.10 per share exercisable until May 9, 2006.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF: X Schedule A

_____ Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Paccom Ventures Inc.	March 31, 2002	02/05/08

ISSUER ADDRESS
PO Box 1032 #880 – 609 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver,	BC	V7Y 1G5	(604) 685-6940	(604) 685-5535

CONTACT NAME	CONTACT POSTION	CONTACT TELEPHONE NO.
Dal Brynelsen	Director	(604) 685-5535

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Dal Brynelsen"	**Dal Brynelsen**	02/05/08

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Locke Goldsmith"	**Locke Goldsmith**	02/05/08

PACCOM VENTURES INC.

INTERIM FINANCIAL STATEMENTS

MARCH 31, 2002

(Unaudited)

LANCASTER & DAVID
CHARTERED ACCOUNTANTS

Incorporated Partners
David E. Lancaster, CA
Michael J. David, CA

NOTICE TO READER

We have compiled the interim balance sheets of Paccom Ventures Inc. as at March 31, 2002 and the interim statements of loss and deficit, deferred exploration and development expenditures, and cash flows for the three month period ended March 31, 2002 from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Accordingly, readers are cautioned that these statements may not be appropriate for their purposes.

"Lancaster & David"

CHARTERED ACCOUNTANTS

Vancouver, BC
April 22, 2002

Burnaby Office - Suite 3, 7375 Kingsway, Burnaby, BC, Canada, V3N 3B5 **Facsimile:** 604.524.9837
Vancouver Office – Suite 3240, 666 Burrard Street, Vancouver, BC, Canada, V6C 2X8 **Facsimile:** 604.602.0867
Telephone: 604.717.5526 **Email:** admin@lancasteranddavid.ca

PACCOM VENTURES INC.

INTERIM BALANCE SHEETS
(Unaudited – See Notice to Reader)

		March 31, 2002		December 31, 2001 *(Audited)*
ASSETS				
CURRENT				
Cash	$	80,223	$	450
Prepaid and other		2,335		2,143
		82,558		2,593
MINERAL PROPERTIES (Note 4)		60,271		59,001
CAPITAL ASSETS		9,838		10,444
	$	152,667	$	72,038
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	53,744	$	50,806
Due to related parties (Note 3)		39,677		30,387
		93,421		81,193
LIABILITY TO ISSUE SHARES (Note 6)		85,000		-
		178,421		81,193
SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)				
SHARE CAPITAL (Note 5)		10,520,955		10,370,955
PROCEEDS FROM SPECIAL WARRANT FINANCING		-		150,000
DEFICIT		(10,546,709)		(10,530,110)
		(25,754)		(9,155)
	$	152,667	$	72,038

Approved on behalf of the Board:

"Locke Goldsmith"
Locke Goldsmith – Director

"Dal Brynelsen"
Dal Brynelsen – Director

The accompanying notes are an integral part of these interim financial statements

PACCOM VENTURES INC.

INTERIM STATEMENTS OF LOSS AND DEFICIT
(Unaudited – See Notice to Reader)

	Three-month period ended March 31, 2002	Three-month period ended March 31, 2001
EXPENSES		
Bank charges and interest	$ 227	$ 492
Consulting fees	5,000	-
Depreciation	606	804
Management fees	7,500	7,500
Office and general	-	1,859
Professional fees	-	1,161
Transfer agent and filing fees	2,747	3,635
Travel and accommodation	519	-
NET LOSS FOR THE PERIOD	(16,599)	(15,451)
DEFICIT, BEGINNING OF PERIOD	(10,530,110)	(10,441,554)
DEFICIT, END OF PERIOD	$ (10,546,709)	$ (10,457,005)
LOSS PER SHARE *(Note 2)*	$ (0.01)	$ (0.01)

The accompanying notes are an integral part of these interim financial statements

PACCOM VENTURES INC.

INTERIM STATEMENTS OF DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES

(Unaudited – See Notice to Reader)

	Three-month period ended March 31, 2002	Three-month period ended March 31, 2001
EXPLORATION AND DEVELOPMENT COSTS		
South Belt Property	$ -	$ -
North Belt Property		
- Recording fee	1,270	-
EXPENDITURES FOR THE PERIOD	1,270	-
DEFERRED EXPENDITURES, beginning of period	-	-
DEFERRED EXPENDITURES, end of period	$ 1,270	$ -

The accompanying notes are an integral part of these interim financial statements

PACCOM VENTURES INC.

INTERIM STATEMENTS OF CASH FLOWS

(Unaudited – See Notice to Reader)

	Three-month period ended March 31, 2002	Three-month period ended March 31, 2001
CASH FLOWS PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Net loss for the period	$ (16,599)	$ (15,451)
Adjust for item not involving cash:		
Depreciation	606	804
	(15,993)	(14,647)
Net changes in non-cash working capital items:		
Prepaids and other	(192)	(1,217)
Deferred exploration	(1,270)	-
Accounts payable and accrued liabilities	2,938	(10,925)
Due to related parties	14,290	(92,911)
	15,766	(105,053)
	(227)	(119,700)
FINANCING ACTIVITIES		
Advances to related parties	(5,000)	-
Proceeds from Special Warrants	-	150,000
Proceeds from liability to issue shares	85,000	-
	80,000	150,000
DECREASE IN CASH & CASH EQUIVALENTS	79,773	30,300
CASH & CASH EQUIVALENTS, beginning of period	450	6,142
CASH & CASH EQUIVALENTS, end of period	$ 80,223	$ 36,442

The accompanying notes are an integral part of these interim financial statements

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of exploring mineral properties and has not yet determined whether properties held contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The Company has experienced recurring losses and has working capital deficiency of $10,863 (December 31, 2001 - $78,600) and a capital deficiency of $25,754 (December 31, 2001 - $9,155). The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders and other related parties, its ability to obtain financing for the continuing exploration and development of its resource properties and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Capital assets

Capital assets are recorded at cost and are depreciated on the declining balance basis at the following rates: Computer hardware - 30% per annum; Office furniture - 20% per annum; Automobile - 30% per annum; Mining equipment - 20% per annum.

Foreign currency translation

The financial statements are presented in Canadian dollars. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at their market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange during the year. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could by significant.

Mineral properties

The Company capitalizes the acquisition costs of mineral properties and related exploration and development costs. The amounts shown for mineral properties represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values. These costs will be amortized over the estimated productive lives of the properties upon commencement of commercial production using the unit-of-production method. Costs relating to mineral properties that are sold or abandoned are written off when such events occur or are written down to a nominal amount when management decides not to commit any further exploration or development of the property. Interests acquired under option agreements, whereby option payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from options granted are applied to the cost of the related property and any excess is included in earnings for the year. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (loss) per share

The loss per share figures are calculated using the weighted monthly average number of shares outstanding during the respective fiscal periods. Fully diluted loss per common share has not been presented, as the effect on basic loss per common share would be anti-dilutive.

Financial instruments

The fair value of the Company's cash, prepaids and other, accounts payable and accrued liabilities, and due to related parties were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. It was not practicable to determine the fair value of the amounts due to related parties. The amounts due to related parties are non-interest bearing and have no specific terms of repayment. Management does not believe the Company is exposed to significant foreign currency, credit or interest rate risks.

Estimates and assumptions

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Stock-based compensation plan

The Company grants stock options under a fixed stock option plan in accordance with the Canadian Venture Exchange policies (Note 7). No compensation expense is recognized when stock options are granted to directors and employees. Any consideration paid by directors and employees on exercise of stock options is credited to share capital.

Cash and cash equivalents

Cash equivalents consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when acquired. As at March 31, 2002 and December 31, 2001 there were no cash equivalents.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company incurred the following amounts to directors, former directors, relatives of directors, and a private company controlled by a director of the Company: management fees - $7,500 (2001 - $7,500), and consulting fees - $5,000 (2001 - $nil). At March 31, 2002, $39,677 (2001 - $13,698) was owing to these parties without interest or fixed terms of repayment. These transactions are in the normal course of business and are measured at the exchange amount.

Refer to Note 5.

NOTE 4 - INTEREST IN MINERAL PROPERTIES

	March 31, 2002	December 31, 2001
Canada		
North Belt Property, British Columbia	$ 59,000	$ 59,000
South Belt Property, British Columbia	1	1
	$ 59,001	$ 59,001

NOTE 4 - INTEREST IN MINERAL PROPERTIES (continued)

North Belt Property, Trail Mining Division, B.C.
The Company has a 100% interest in 9 mineral claims, of which five are subject to a 2% NSR royalty and two are subject to a 4% NSR royalty, and a 50% interest in one claim subject to a 4% NSR royalty. The Company owns 38 acres of real property.

South Belt Property, Trail Mining Division, B.C.
The Company has a 100% interest, subject to a 2% NSR royalty, in sixty-six mineral claims.

NOTE 5 - SHARE CAPITAL

Authorized: 100,000,000 common shares without par value

	Shares	Value
Issued:		
Balance at December 31, 2000, March 31, 2001 and December 31, 2001	1,966,975	$ 10,370,955
Issued during the period:		
- by exercise of Special Warrants	1,250,000	150,000
Balance at March 31, 2002 *(Unaudited)*	3,216,975	$ 10,520,955

During the prior three-month period ended March 31, 2001 the Company completed a private placement of 1,250,000 Special Warrants at a price of $0.12 per Special Warrant to net the Company proceeds of $150,000. Each Special Warrant was exercisable, for no additional consideration, into units of the Company and was subject to a one-year hold period. During the current three-month period ended March 31, 2002, these Special Warrants were exercised into 1,250,000 units. Each unit consists of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to acquire one additional common share at a price of $0.15 per share up to February 20, 2003. This offering was fully subscribed by officers, directors, and former directors.

Refer to Note 6.

NOTE 6 – LIABILITY TO ISSUE SHARES

The Company completed a private placement of 1,800,000 units at a price of $0.05 per unit for total proceeds of $90,000 ($85,000 received by March 31, 2002). Each unit consists of one common share and one non-transferable share purchase warrant, with each warrant exercisable into an additional common share for a period of one year at a price of $0.10 per share. The proceeds will be used for general working capital purposes.

NOTE 7 – STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the Canadian Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares as of June 26, 2000 (393,000 post-consolidated common shares). The number of options granted may exceed 10% of the outstanding shares at the time of granting the options. The exercise price of options grantedshall not be less than the fair market value of the common shares on the date of the grant and the exercise period shall not exceed five years from the date any option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the Optionee is a consultant or employed in an investor relations capacity.

A summary of the changes in the Company's common share purchase options is presented below:

	March 31, 2002		December 31, 2001	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of year	393,000	$ 0.10	133,000	$ 2.10
Granted	-	-	393,000	0.10
Exercised	-	-	-	-
Forfeited / Cancelled	-	-	(133,000)	(2.10)
Balance, end of year	393,000	$ 0.10	393,000	$ 0.10

During the prior year ended December 31, 2001, 133,000 stock options were cancelled upon the introduction of the new stock option plan, under which 393,000 stock options were granted to directors and officers at a price of $0.10 per share exercisable until May 9, 2006.

NOTE 8 – SUBSEQUENT EVENTS

The Company entered into an Agreement dated April 15, 2002 with Olympic Resources (Arizona) Ltd. ("Olympic") to participate in drilling and casing of a potential six Test Wells located in Tehama County, California known as the East Corning Property. The Company can earn a 2.025% undivided interest in the first Test Well and a 3.75% undivided interest in each of the remaining Test Wells by contributing 2.7% of the costs of the first Test Well and 5% of the costs of the remaining Test Wells. The Company must also pay a fee of US$8,600 to participate in the first Test Well, and a fee of US$15,000 for each remaining Test Well that it elects to participate in. Two Test Wells are to be drilled to depth by May 31, 2002 and the remaining four Test Wells are to be drilled to depth by December 31, 2003.

The Company is proposing a private placement of up to 2,000,000 units or special warrants at a price of $0.10 per unit or special warrant for total proceeds of $200,000. Each unit will consist of one common share and one two-year share purchase warrants exercisable at a price of $0.15 per share. The Company will pay a finder's fee of 10% on a portion of the proceeds. The proceeds will be used to fund the drill program on the East Corning Property, and for general working capital purposes.

02 JUL 15 AM 7:21

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF: X Schedule A

_____ Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Paccom Ventures Inc.	June 30, 2002	02/08/29

ISSUER ADDRESS

PO Box 1032 #880 – 609 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver,	BC	V7Y 1G5	(604) 685-6940	(604) 685-5535

CONTACT NAME	CONTACT POSTION	CONTACT TELEPHONE NO.
Dal Brynelsen	Director	(604) 685-5535

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Dal Brynelsen"	**Dal Brynelsen**	02/08/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"J. Michael Mackey"	**J. Michael Mackey**	02/08/29

PACCOM VENTURES INC.

INTERIM FINANCIAL STATEMENTS

JUNE 30, 2002

(Unaudited)

LANCASTER & DAVID
CHARTERED ACCOUNTANTS

Incorporated Partners
David E. Lancaster, CA
Michael J. David, CA

NOTICE TO READER

We have compiled the interim balance sheets of Paccom Ventures Inc. as at June 30, 2002 and the interim statements of loss and deficit and cash flows for the three-month and six-month periods ended June 30, 2002 from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Accordingly, readers are cautioned that these statements may not be appropriate for their purposes.

"Lancaster & David"

CHARTERED ACCOUNTANTS

Vancouver, BC
August 14, 2002

PACCOM VENTURES INC.

INTERIM BALANCE SHEETS
(Unaudited – See Notice to Reader)

	June 30, 2002	December 31, 2001 *(Audited)*
ASSETS		
CURRENT		
Cash	$ -	$ 450
Accounts receivable	1,247	-
Prepaid and other	17,143	2,143
	18,390	2,593
OIL AND GAS PROPERTIES (Note 4)	199,436	-
MINERAL PROPERTIES	60,271	59,001
CAPITAL ASSETS	9,231	10,444
	$ 287,328	$ 72,038
LIABILITIES		
CURRENT		
Bank overdraft	$ 3,856	$ -
Accounts payable and accrued liabilities	58,810	47,568
Due to related parties	47,278	30,387
	109,944	77,955
LIABILITY TO ISSUE SHARES (Note 6)	90,000	-
	199,944	77,955
SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)		
SHARE CAPITAL (Note 5)	10,520,955	10,370,955
PROCEEDS FROM SPECIAL WARRANT FINANCING (Note 7)	144,000	150,000
DEFICIT	(10,577,571)	(10,526,872)
	87,384	(5,917)
	$ 287,328	$ 72,038

Approved on behalf of the Board:

"J. Michael Mackey" — *J. Michael Mackey – Director*

"Dal Brynelsen" — *Dal Brynelsen – Director*

The accompanying notes are an integral part of these interim financial statements

PACCOM VENTURES INC.

INTERIM STATEMENTS OF LOSS AND DEFICIT

(Unaudited – See Notice to Reader)

	Three-month period ended June 30, 2002	*Three-month period ended June 30, 2001*	**Six-month period ended June 30, 2002**	Six-month period ended June 30, 2001
REVENUE				
Petroleum revenue	*$ 1,247*	*$ -*	**$ 1,247**	$ -
EXPENSES				
Bank charges and interest	*203*	*52*	**226**	544
Depreciation	*607*	*802*	**1,213**	1,606
Management fees	*7,500*	*5,000*	**15,000**	12,500
Office and general	*8,182*	*2,053*	**8,386**	3,912
Professional fees	*9,900*	*3,236*	**11,900**	4,397
Transfer agent and filing fees	*4,353*	*7,519*	**8,038**	11,154
Travel and accommodation	*-*	*-*	**7,183**	-
	30,745	*18,662*	**51,946**	34,113
NET LOSS FOR THE PERIOD	*$ 29,498*	*$ 18,662*	**50,699**	34,113
DEFICIT, BEGINNING OF PERIOD			**10,526,872**	10,441,554
DEFICIT, END OF PERIOD			**$ 10,577,818**	$ 10,475,667
LOSS PER SHARE			$ 0.02	$ 0.02
Weighted average number of share outstanding			3,008,642	1,966,975

The accompanying notes are an integral part of these interim financial statements

PACCOM VENTURES INC.

INTERIM STATEMENTS OF CASH FLOWS

(Unaudited – See Notice to Reader)

	Three-month period ended June 30, 2002	*Three-month period ended June 30, 2001*	**Six-month period ended June 30, 2002**	Six-month period ended June 30, 2001
CASH FLOWS PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Net loss for the period	$ (29,498)	$ (18,662)	**$ (50,699)**	$ (34,113)
Adjust for item not involving cash:				
Depreciation	607	802	**1,213**	1,606
	(28,891)	(17,860)	**(49,486)**	(32,507)
Net changes in non-cash working capital items:				
Accounts receivable	(1,247)	-	**(1,247)**	-
Prepaids and other	(14,808)	(983)	**(15,000)**	(2,200)
Deferred exploration	-	-	**(1,270)**	-
Accounts payable and accrued liabilities	8,943	1,469	**11,242**	(9,456)
Due to related parties	2,360	(2,499)	**21,891**	(95,410)
	(4,752)	(2,013)	**15,616**	(107,066)
	(33,643)	(19,873)	**(33,870)**	(139,573)
INVESTING ACTIVITIES				
Oil and gas exploration and development	(199,436)	-	**(199,436)**	-
FINANCING ACTIVITIES				
Advances to related parties	-	-	**(5,000)**	-
Proceeds from Special Warrants	144,000	-	**144,000**	150,000
Proceeds from liability to issue shares	5,000	-	**90,000**	-
	149,000	-	**229,000**	150,000
CHANGE IN CASH & CASH EQUIVALENTS	(84,079)	(19,873)	**(4,306)**	10,427
CASH & CASH EQUIVALENTS, beginning of period	80,223	36,442	**450**	6,142
CASH & CASH EQUIVALENTS, end of period	$ (3,856)	$ 16,569	**$ (3,856)**	$ 16,569

The accompanying notes are an integral part of these interim financial statements

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of exploring mineral properties and has not yet determined whether properties held contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof. During the period, the Company acquired an interest in an oil and natural gas property located in the United States.

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The Company has experienced recurring losses and has a working capital deficiency of $91,801 (December 31, 2001 - $75,362). The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders and other related parties, its ability to obtain financing for the continuing exploration and development of its resource properties and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 – BASIS OF PRESENTATION

The accompanying unaudited interim financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements. The unaudited interim financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, except as described in note 3, and should be read in conjunction with those statements. In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included in these financial statements.

NOTE 3 – CHANGE IN ACCOUNTING POLICY

The Company grants stock options in accordance with the TSX Venture Exchange policies (Note 8). No compensation expense is recognized when stock options are granted to directors and employees. Any consideration paid by directors and employees on exercise of stock options is credited to share capital.

Effective January 1, 2002 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to stock-based compensation and other stock-based payments. The new recommendations require that stock-based payments to non-employees be accounted for using a fair value based method of accounting. The recommendations encourage, but do not require, the use of a fair valued based method to account for stock-based compensation to employees. The Company has elected to continue recording stock-based compensation to employees using an intrinsic value based method and will disclose pro forma information on the fair value of options issued during the period in the notes to the financial statements. As no stock options or stock-based payments were made to employees during the six-month period ended June 30, 2002, no pro forma information is provided in these interim financial statements. The adoption of this new accounting policy has no cumulative effect on the prior period's financial statements.

NOTE 4 – INTEREST IN OIL AND GAS PROPERTY

The Company entered into an Agreement dated April 15, 2002 with Olympic Resources (Arizona) Ltd. ("Olympic") to participate in drilling and casing of a potential six Test Wells located in Tehama County, California known as the East Corning Property. The Company can earn a 2.025% undivided interest in one Test Well and a 3.75% undivided interest in each of the remaining Test Wells by contributing 2.7% of the costs of one Test Well and 5% of the costs of the remaining Test Wells. The Company must also pay a fee of US$8,100 to participate in one Test Well, and a fee of US$15,000 for each remaining Test Well that it elects to participate in. Two Test Wells are to be drilled to depth by May 31, 2002 and the remaining four Test Wells are to be drilled to depth by December 31, 2003.

(Unaudited – See Notice to Reader)

NOTE 5 - SHARE CAPITAL

Authorized: 100,000,000 common shares without par value

	Shares	Value
Issued:		
Balance at December 31, 2000 and December 31, 2001	1,966,975	$ 10,370,955
Issued during the period:		
- by exercise of Special Warrants	1,250,000	150,000
Balance at June 30, 2002 *(Unaudited)*	3,216,975	$ 10,520,955

During the prior three-month period ended March 31, 2001 the Company completed a private placement of 1,250,000 Special Warrants at a price of $0.12 per Special Warrant to net the Company proceeds of $150,000. Each Special Warrant was exercisable, for no additional consideration, into units of the Company and was subject to a one-year hold period. During the current three-month period ended March 31, 2002, these Special Warrants were exercised into 1,250,000 units. Each unit consists of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to acquire one additional common share at a price of $0.15 per share up to February 20, 2003. This offering was fully subscribed by officers, directors, and former directors.

Refer to Note 6.

NOTE 6 – LIABILITY TO ISSUE SHARES

The Company completed a private placement of 1,800,000 units at a price of $0.05 per unit for total proceeds of $90,000. Each unit consists of one common share and one non-transferable share purchase warrant, with each warrant exercisable into an additional common share for a period of one year at a price of $0.10 per share. The proceeds were used for exploration on the Company's East Corning Property and for general working capital purposes.

NOTE 7 – SPECIAL WARRANT FINANCING

The Company is proposing a private placement of up to 1,810,000 Special Warrants at a price of $0.10 per Special Warrant for gross proceeds of $181,000 ($144,000 proceeds received at June 30, 2002). Each Special Warrant will automatically convert, at no additional cost, into units of the Company at the earlier of one year from closing of the private placement or on the fifth business day after qualification by prospectus or Annual Information Form. Each unit issued on the conversion of a Special Warrant will consist of one common share and one two-year non-transferable share purchase warrant entitling the holder to purchase an additional common share for $0.15. The proceeds from this private placement will be used for continued exploration of the East Corning property and for general working capital. The Private Placement is subject to TSX Venture Exchange acceptance for filing.

(Unaudited – See Notice to Reader)

NOTE 8 – STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the Canadian Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares as of June 26, 2000 (393,000 post-consolidated common shares). The number of options granted may exceed 10% of the outstanding shares at the time of granting the options. The exercise price of options granted shall not be less than the fair market value of the common shares on the date of the grant and the exercise period shall not exceed five years from the date any option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the Optionee is a consultant or employed in an investor relations capacity.

A summary of the changes in the Company's common share purchase options is presented below:

	June 30, 2002		December 31, 2001	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of year	393,000	$ 0.10	133,000	$ 2.10
Granted	-	-	393,000	0.10
Exercised	-	-	-	-
Forfeited / Cancelled	-	-	(133,000)	(2.10)
Balance, end of year	393,000	$ 0.10	393,000	$ 0.10

During the prior year ended December 31, 2001, 133,000 stock options were cancelled upon the introduction of the new stock option plan, under which 393,000 stock options were granted to directors and officers at a price of $0.10 per share exercisable until May 9, 2006.

NOTE 9 – SUBSEQUENT EVENTS

The Company is proposing a private placement of 375,000 Special Warrants at a price of $0.12 per Special Warrant for gross proceeds of $45,000. Each Special Warrant will automatically convert, at no additional cost, into units of the Company at the earlier of one year from closing of the private placement or on the fifth business day following qualification for resale by other means. Each unit issued on the conversion of a Special Warrant will consist of one common share and one two-year non-transferable share purchase warrant entitling the holder to purchase an additional common share for $0.15. The proceeds from this private placement will be used for debt payment, property exploration and general working capital. The private placement is subject to TSX Venture Exchange acceptance for filing.

The Company agreed to settle a total of $55,391 in debt through the issuance of 553,905 common shares at a deemed price of $0.10 per share, subject to TSX Venture Exchange acceptance for filing.

The Company has entered into an agreement dated August 12, 2002 to sell a portion of land held in Rossland, BC as part of the North Belt Property for proceeds of $45,000.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF: X Schedule A

______ Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Paccom Ventures Inc.	September 30, 2001	01/11/29

ISSUER ADDRESS

PO Box 1032 #880 – 609 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver,	BC	V7Y 1G5	(604) 685-6940	(604) 685-5535

CONTACT NAME	CONTACT POSTION	CONTACT TELEPHONE NO.
Dal Brynelsen	Director	(604) 685-5535

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Dal Brynelsen"	**Dal Brynelsen**	01/11/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Locke Goldsmith"	**Locke Goldsmith**	01/11/29

PACCOM VENTURES INC.

INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2001 AND 2000

(Unaudited)

LANCASTER & DAVID
CHARTERED ACCOUNTANTS

Incorporated Partners
David E. Lancaster, CA
Michael J. David, CA

NOTICE TO READER

We have compiled the interim balance sheets of Paccom Ventures Inc. as at September 30, 2001 and the interim statements of loss and deficit, deferred exploration and development expenditures, and cash flows for the three month and nine month periods ended September 30, 2001 and 2000 from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Accordingly, readers are cautioned that these statements may not be appropriate for their purposes.

"Lancaster & David"

CHARTERED ACCOUNTANTS

Vancouver, BC
November 27, 2001

Burnaby Office - Suite 3, 7375 Kingsway, Burnaby, BC, Canada, V3N 3B5 **Facsimile:** 604.524.9837
Vancouver Office – Suite 3240, 666 Burrard Street, Vancouver, BC, Canada, V6C 2X8 **Facsimile:** 604.602.0867
Telephone: 604.717.5526 **Email:** admin@lancasteranddavid.ca

PACCOM VENTURES INC.

BALANCE SHEETS
(Unaudited – See Notice to Reader)

		September 30, 2001		December 31, 2000
		(Unaudited)		(Audited)
ASSETS				
CURRENT				
Cash	$	10,973	$	6,142
Prepaids and other		3,179		531
		14,152		6,673
MINERAL PROPERTIES *(Note 5)*		50,001		50,001
RECLAMATION BONDS		9,000		9,000
CAPITAL ASSETS		11,247		13,657
	$	84,400	$	79,331
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	51,599	$	43,321
Due to related parties *(Note 4)*		16,198		106,609
		67,797		149,930
SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)				
SHARE CAPITAL *(Note 6)*		10,370,955		10,370,955
SPECIAL WARRANT PROCEEDS *(Note 6)*		150,000		-
DEFICIT		(10,504,352)		(10,441,554)
		16,603		(70,599)
	$	84,400	$	79,331

Approved on behalf of the Board:

"Locke Goldsmith"
Locke Goldsmith – Director

"Dal Brynelsen"
Dal Brynelsen – Director

The accompanying notes are an integral part of these interim financial statements

PACCOM VENTURES INC.

INTERIM STATEMENTS OF LOSS AND DEFICIT
(Unaudited – See Notice to Reader)

	Three Months Ended September 30, 2001	*Three Months Ended September 30, 2000*	**Nine Months Ended September 30, 2001**	Nine Months Ended September 30, 2000
EXPENSES				
Advertising and promotion	*$ -*	*$ -*	**$ -**	$ 725
Bank charges and interest	*-*	*264*	**544**	569
Depreciation	*803*	*1,068*	**2,409**	3,204
Management fees	*7,500*	*22,500*	**20,000**	67,500
Office and general	*4,531*	*1,981*	**8,443**	5,310
Professional fees	*14,998*	*11,752*	**19,395**	14,076
Transfer agent and filing fees	*850*	*6,420*	**12,004**	19,419
LOSS FROM OPERATIONS	*(28,682)*	*(43,985)*	**(62,795)**	(110,803)
RECOVERY OF EXPENSES	*-*	*21,036*	**-**	21,036
CAPITAL TAXES	*-*	*-*	**-**	(3,757)
NET LOSS FOR THE PERIOD	*$ (28,682)*	*$ (22,949)*	**(62,795)**	(93,524)
DEFICIT, BEGINNING OF PERIOD			**(10,441,557)**	(9,203,252)
DEFICIT, END OF PERIOD			**$ (10,504,352)**	$ (9,296,776)

LOSS PER SHARE *(Note 2)*		
Basic	$ (0.03)	$ (0.05)
Diluted	(0.03)	(0.05)

The accompanying notes are an integral part of these interim financial statements

PACCOM VENTURES INC.

STATEMENTS OF DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES

(Unaudited – See Notice to Reader)

	Three Months ended September 30, 2001	*Three Months ended September 30, 2000*	**Nine Months Ended September 30,2001**	Nine Months Ended September 30, 2000
EXPLORATION AND DEVELOPMENT COSTS				
South Belt Property	$ -	$ -	$ -	$ 533
North Belt Property	-	1,477	-	1,477
EXPENDITURES (RECOVERIES) FOR THE YEAR	-	1,477	-	2,010
DEFERRED EXPENDITURES, beginning of period	-	533	-	-
DEFERRED EXPENDITURES, end of period	$ -	$ 2,010	$ -	$ 2,010

The accompanying notes are an integral part of these interim financial statements

PACCOM VENTURES INC.

STATEMENTS OF CASH FLOWS
(Unaudited – See Notice to Reader)

	Three Months Ended September 30, 2001	*Three Months Ended September 30, 2000*	**Nine Months Ended September 30, 2001**	Nine Months Ended September 30, 2000
CASH FLOWS PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Net loss for the period	*$ (28,682)*	*$ (22,949)*	**$ (62,795)**	$ (93,524)
Adjust for item not involving cash:				
Depreciation	*803*	*1,068*	**2,409**	3,204
	(27,879)	*(21,881)*	**(60,386)**	(90,320)
Net changes in non-cash working capital items:				
Prepaids and other	*(448)*	*26*	**(2,648)**	409
Accounts payable and accrued liabilities	*17,731*	*(8,255)*	**8,278**	(48,187)
Due to related parties	*7,500*	*14,057*	**18,420**	16,939
	24,783	*5,828*	**24,050**	(30,839)
	(3,096)	*(16,053)*	**(36,336)**	(121,159)
FINANCING ACTIVITIES				
Advances to related parties	*(2,500)*	-	**(108,833)**	-
Proceeds from issue of Special Warrants	-	-	**150,000**	-
Proceeds from issue of share capital	-	-	-	130,200
	(2,500)	-	**41,167**	130,200
INVESTING ACTIVITIES				
Mineral property acquisition, explôration and development costs	-	*(1,477)*	-	(2,010)
DECREASE IN CASH & CASH EQUIVALENTS	*(5,596)*	*(17,530)*	**4,831**	7,031
CASH & CASH EQUIVALENTS, beginning of period	*16,569*	*36,676*	**6,142**	12,115
CASH & CASH EQUIVALENTS, end of period	*$ 10,973*	*$ 19,146*	**$ 10,973**	$ 19,146

The accompanying notes are an integral part of these interim financial statements

PACCOM VENTURES INC.
NOTES TO INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2001 AND 2000

(Unaudited – See Notice to Reader)

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of exploring mineral properties and has not yet determined whether properties held contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These interim financial statements have been prepared on a going concern basis, which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The Company has experienced recurring losses and has working capital deficiency of $53,645 (December 31, 2000 - $143,257). The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders and other related parties, its ability to obtain financing for the continuing exploration and development of its resource properties and the attainment of profitable operations. These interim financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Capital assets
Capital assets are recorded at cost and are depreciated on the declining balance basis at the following rates: Computer hardware - 30% per annum; Office furniture - 20% per annum; Automobile - 30% per annum; Mining equipment - 20% per annum.

Foreign currency translation
The interim financial statements are presented in Canadian dollars. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at their market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange during the year. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period. By their nature, these estimates are subject to measurement uncertainty and the effect on the interim financial statements of changes in such estimates in future periods could by significant.

Mineral properties
The Company capitalizes the acquisition costs of mineral properties and related exploration and development costs. The amounts shown for mineral properties represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values. These costs will be amortized over the estimated productive lives of the properties upon commencement of commercial production using the unit-of-production method. Costs relating to mineral properties that are sold or abandoned are written off when such events occur or are written down to a nominal amount when management decides not to commit any further exploration or development of the property. Interests acquired under option agreements, whereby option payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from options granted are applied to the cost of the related property and any excess is included in earnings for the year. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

Earnings (loss) per share
The loss per share figures are calculated using the weighted monthly average number of shares outstanding during the respective fiscal periods after giving retroactive effect to the share consolidation (1:10) on April 18, 2000. Refer to Note 3.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments
The fair value of the Company's cash, prepaids and other, accounts payable and accrued liabilities, and due to related parties were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. It was not practicable to determine the fair value of the amounts due to related parties. The amounts due to related parties are non-interest bearing and have no specific terms of repayment. Management does not believe the Company is exposed to significant foreign currency, credit or interest rate risks.

Estimates and assumptions
The preparation of interim financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Stock-based compensation plan
The Company grants stock options under a fixed stock option plan in accordance with the Canadian Venture Exchange policies (Note 8). No compensation expense is recognized when stock options are granted to directors and employees. Any consideration paid by directors and employees on exercise of stock options is credited to share capital.

Cash and cash equivalents
Cash equivalents consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when acquired. As at September 30, 2001 and December 31, 2000, there were no cash equivalents.

NOTE 3 – CHANGE IN ACCOUNTING POLICIES

a) Future Income Taxes

In 2001, the Company adopted the new Canadian Institute of Chartered Accountants' standard of accounting for income taxes. The new standard requires the use of the liability method of accounting for the tax effect of temporary differences between the carrying amount and tax bases of the Company's assets and liabilities. Temporary differences arise when the realization of an asset or settlement of a liability would give rise to either an increase or decrease in the Company's income taxes payable for the year or a later period.

The Company has adopted this standard retroactively and has not recognized any future tax asset or liability in the current or prior periods as the calculated future income tax assets are fully offset by a valuation allowance. Refer to Note 7. Accordingly, the adoption of this new accounting standard did not result in a restatement of the prior period financial statements.

b) Earnings Per Share

In 2001, the Company adopted the new Canadian Institute of Chartered Accountants' standard of accounting for earnings per share. The new standard requires the use of the treasury stock method for calculating the dilutive effect of potential common shares. The Company has adopted this standard retroactively, however there was no effect on the amount of diluted earnings per share for the current or prior periods. Accordingly, the adoption of this new accounting standard did not result in a restatement of the prior period's financial statements.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company incurred as of September 30, 2001 the following amounts to directors, former directors, relatives of directors, and a private company controlled by a director of the Company: management fees - $20,000 (December 31, 2000 - $90,000); and consulting fees - nil (December 31, 2000 - nil). At September 30, 2001, $16,198 (December 31, 2000 - $106,609) was owing to these parties without interest or fixed terms of repayment. These transactions are in the normal course of business and are measured at the exchange amount.

The Company introduced a new stock option plan, under which 393,000 stock options were granted to directors and officers of the Company. Refer to Note 8.

Refer to Note 5.

NOTE 5 - INTEREST IN MINERAL PROPERTIES

	September 30, 2001	December 31, 2000
Canada		
North Belt Property, British Columbia	$ 50,000	$ 50,000
South Belt Property, British Columbia	1	1
	$ 50,001	$ 50,001

North Belt Property, Trail Mining Division, B.C.
The Company has a 100% interest in 26 mineral claims, of which eight are subject to a 2% NPI royalty and eight are subject to a 4% NSR royalty. The Company has written down this property to the estimated net realizable value of $50,000 during the prior year.

South Belt Property, Trail Mining Division, B.C.
The Company has a 100% interest, subject to a 3% NSR royalty, in seven mineral claims and a 100% interest, subject to a 2% NSR royalty, in fifty-three mineral claims. The Company has written down this property to a nominal amount during the prior year.

NOTE 6 - SHARE CAPITAL

Authorized: 99,987,500 common shares without par value

	Shares	Value
Issued:		
Balance at December 31, 1999	19,174,755	$ 10,240,755
Issued during the year:		
- for cash by exercise of stock options	620,000	130,200
	19,794,755	10,370,955
- share consolidation on a 1 to 10 basis	(17,815,280)	-
	1,979,475	10,370,955
Cancellation of escrow shares	(12,500)	-
Balance at December 31, 2000 *and September 30, 2001 (Unaudited)*	1,966,975	$ 10,370,955

NOTE 6 - SHARE CAPITAL (cont'd)

Special Warrant Proceeds:

The Company completed a private placement of 1,250,000 Special Warrants at a price of $0.12 per Special Warrant to net the Company proceeds of $150,000. Each Special Warrant is convertible, for no additional consideration, into units of the Company and is subject to a one year hold period. Each unit consists of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to acquire one additional common share over a period of two years at a price of $0.15 per share. This offering was fully subscribed by officers, directors, and former directors.

Refer to Note 8.

NOTE 7 - INCOME TAXES

The Company has earned certain resource-related deductions and has non-capital losses of $2,699,000, which are available to offset against future taxable income. The potential benefits of these deductions and losses are not reflected in these interim financial statements due to the valuation allowance. Refer to Note 3.

NOTE 8 – STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the Canadian Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares as of June 26, 2000 (393,000 post-consolidated common shares). The number of options granted may exceed 10% of the outstanding shares at the time of granting the options. The exercise price of options granted shall not be less than the fair market value of the common shares on the date of the grant and the exercise period shall not exceed five years from the date any option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the optionee is a consultant or employed in an investor relations capacity.

A summary of the changes in the Company's common share purchase options is presented below:

	September 30, 2001		December 31, 2000	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of period	133,000	$ 2.10	275,000	$ 2.10
Granted	393,000	0.10	-	-
Exercised	-	-	(62,000)	(2.10)
Forfeited / Cancelled	(133,000)	(2.10)	(80,000)	(2.10)
Balance, end of period	393,000	$ 0.10	133,000	$ 2.10

During the year, 133,000 stock options were cancelled upon the introduction of the new stock option plan, under which 393,000 stock options were granted to directors and officers at a price of $0.10 per share exercisable until May 9, 2006. Refer to Note 4.

PACCOM VENTURES INC.

INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2001 AND 2000

(UNAUDITED)

SCHEDULE "A"

(Prepared by Management)

PACCOM VENTURES INC.
INTERIM BALANCE SHEETS

	June 30, 2001 (Unaudited)	December 31, 2000 (Audited)
ASSETS		
CURRENT		
Cash	$ 16,569	$ 6,142
Prepaid and other	2,731	531
	19,300	6,673
RECLAMATION BONDS	9,000	9,000
INTEREST IN MINERAL PROPERTIES	50,001	50,001
CAPITAL ASSETS	12,050	13,657
	$ 90,351	**$ 79,331**
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 33,865	$ 43,321
Due to related parties	11,198	106,609
	45,063	149,930
SHAREHOLDERS' EQUITY (DEFICIENCY)		
SHARE CAPITAL	10,370,955	10,370,955
PROCEEDS FROM SPECIAL WARRANT FINANCING (NOTE 3)	150,000	-
DEFICIT	(10,475,667)	(10,441,554)
	45,288	(70,599)
	$ 90,351	**$ 79,331**

Approved on behalf of the Board:

"Dal S. Brynelsen"

Dal S. Brynelsen, Director

"Locke Goldsmith"

Locke Goldsmith, Director

(Prepared by Management)

PACCOM VENTURES INC.
INTERIM STATEMENTS OF LOSS AND DEFICIT
(Unaudited)

	For the Three Months Ended June 30, 2001	2000	For the Six Months Ended June 30, 2001	2000
EXPENSES				
Advertising and promotion	$ -	$ 189	$ -	$ 725
Bank charges and interest	52	75	544	305
Depreciation and amortization	802	1,067	1,606	2,136
Management fees	5,000	22,500	12,500	45,000
Office, rent and general	2,053	1,168	3,912	3,329
Professional fees	3,236	1,009	4,397	2,324
Transfer agent, filing fees and compliance costs	7,519	10,695	11,154	12,999
	18,662	36,703	34,113	66,818
LOSS FROM OPERATIONS	(18,662)	(36,703)	(34,113)	(66,818)
CAPITAL TAX	-	3,757	-	3,757
NET LOSS FOR THE PERIOD	$ (18,662)	$ (40,460)	(34,113)	(70,575)
DEFICIT, beginning of period			(10,441,554)	(9,203,252)
DEFICIT, end of period			$ (10,475,667)	$(9,273,827)
Loss per share	$ (0.01)	$ (0.02)	$ (0.02)	$ (0.04)
Weighted average number of shares outstanding	1,966,975	1,969,059	1,966,975	1,948,435

PACCOM VENTURES INC.
INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Three Months Ended June 30, 2001	For the Three Months Ended June 30, 2000	For the Six Months Ended June 30, 2001	For the Six Months Ended June 30, 2000
CASH PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Net loss for the period	$ (18,662)	$ (40,460)	$ (34,113)	$ (70,575)
Adjust for items not involving cash:				
Depreciation and amortization	802	1,067	1,606	2,136
	(17,860)	(39,393)	(32,507)	(68,439)
Net change in non-cash working items	(2,013)	(18,116)	(107,066)	(36,667)
	(19,873)	(57,509)	(139,573)	(105,106)
FINANCING ACTIVITIES				
Shares issued for cash	-	-	-	130,200
Proceeds from Special Warrant Financing	-	-	150,000	-
	-	-	150,000	130,200
INVESTING ACTIVITIES				
Mineral property acquisition, exploration and development	-	(533)	-	(533)
	-	(533)	-	(533)
INCREASE IN CASH & CASH EQUIVALENTS	(19,873)	(58,042)	10,427	24,561
CASH & CASH EQUIVALENTS, beginning of period	36,442	94,718	6,142	12,115
CASH & CASH EQUIVALENTS, end of period	$ 16,569	$ 36,676	$ 16,569	$ 36,676

(Prepared by Management)

PACCOM VENTURES INC.
Notes to the Financial Statements
June 30, 2001
(Unaudited)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies and methods of their application as our most recent annual financial statements for the year ended December 31, 2000.

NOTE 2 – INCENTIVE STOCK OPTIONS

The Company announces that it has cancelled all existing stock options and has granted, subject to all necessary regulatory approval, incentive stock options to its directors and senior officers to purchase a total of 393,000 shares. The options are exercisable on or before May 9, 2006, at a price of $0.10 per share.

NOTE 3 – PROCEEDS FROM SPECIAL WARRANT FINANCING

The Company completed a private placement of 1,250,000 Special Warrants at a price of $0.12 per Special Warrant to net the Company proceeds of $150,000. Each Special Warrant is convertible, for no additional consideration, into units of the Company and is subject to a one year hold period. Each unit consists of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to acquire one additional common share over a period of two years at a price of $0.15 per share. This offering was fully subscribed by officers, directors, and former directors.

PACCOM VENTURES INC.

INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2001 AND 2000

(UNAUDITED)

SCHEDULE "A"

(Prepared by Management)

PACCOM VENTURES INC.
INTERIM BALANCE SHEETS

	March 31, 2001 (Unaudited)	December 31, 2000 (Audited)
ASSETS		
CURRENT		
Cash	$ 36,442	$ 6,142
Prepaid and other	1,748	531
	38,190	6,673
RECLAMATION BONDS	9,000	9,000
INTEREST IN MINERAL PROPERTIES	50,001	50,001
CAPITAL ASSETS	12,853	13,657
	$ 110,044	$ 79,331
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 32,396	$ 43,321
Due to related parties	13,698	106,609
	46,094	149,930
SHAREHOLDERS' EQUITY (DEFICIENCY)		
SHARE CAPITAL	10,370,955	10,370,955
PROCEEDS FROM SPECIAL WARRANT FINANCING (Note 2)	150,000	-
DEFICIT	(10,457,005)	(10,441,554)
	63,950	(70,599)
	$ 110,044	$ 79,331

(Prepared by Management)

PACCOM VENTURES INC.
INTERIM STATEMENTS OF LOSS AND DEFICIT
(Unaudited)

	For the Three Months Ended March 31, 2001	2000
EXPENSES		
Advertising and promotion	$ -	$ 536
Bank charges and interest	492	230
Depreciation and amortization	804	1,069
Management fees	7,500	22,500
Office, rent and general	1,859	2,161
Professional fees	1,161	1,315
Transfer agent, filing fees and compliance costs	3,635	2,304
	15,451	30,115
LOSS FROM OPERATIONS	$ (15,451)	$ (30,115)
NET LOSS FOR THE PERIOD	$ (15,451)	$ (30,115)
DEFICIT, beginning of period	(10,441,554)	(9,203,252)
DEFICIT, end of period	$ (10,457,005)	$(9,233,367)
Loss per share	$ (0.01)	$ (0.02)
Weighted average number of shares outstanding	1,966,975	1,933,320

(Prepared by Management)

PACCOM VENTURES INC.
INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Three Months Ended March 31, 2001	2000
CASH PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Net loss for the period	$ (15,451)	$ (30,115)
Adjust for items not involving cash:		
Depreciation and amortization	804	1,069
	(14,647)	(29,046)
Net change in non-cash working items	(105,053)	(18,551)
	(119,700)	(47,597)
FINANCING ACTIVITIES		
Shares issued for cash	-	130,200
Proceeds from Special Warrant Financing	150,000	-
	150,000	130,200
INCREASE IN CASH & CASH EQUIVALENTS	$ 30,300	$ 82,603
CASH & CASH EQUIVALENTS, beginning of period	6,142	12,115
CASH & CASH EQUIVALENTS, end of period	$ 36,442	$ 94,718

(Prepared by Management)

PACCOM VENTURES INC.
Notes to the Financial Statements
March 31, 2001
(Unaudited)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies and methods of their application as our most recent annual financial statements for the year ended December 31, 2000.

NOTE 2 – PROCEEDS FROM SPECIAL WARRANT FINANCING

The Company completed a private placement of 1,250,000 Special Warrants at a price of $0.12 per Special Warrant to net the Company proceeds of $150,000. Each Special Warrant is convertible, for no additional consideration, into units of the Company and is subject to a one year hold period. Each unit consists of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to acquire one additional common share over a period of two years at a price of $0.15 per share. This offering was fully subscribed by officers, directors, and former directors.

PACCOM VENTURES INC.
(FORMERLY PACIFIC VANGOLD MINES LTD.)

FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999

LANCASTER & DAVID
CHARTERED ACCOUNTANTS

Incorporated Partners
David E. Lancaster, CA
Michael J. David, CA

Associates
B.R. (Doc) Street, CA
Frank E. Powell, CA

AUDITORS' REPORT

To the Shareholders of Paccom Ventures Inc. (formerly Pacific Vangold Mines Ltd.)

We have audited the balance sheets of Paccom Ventures Inc. as at December 31, 2000 and 1999 and the statements of loss and deficit, deferred exploration and development expenditures, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

"Lancaster & David"

CHARTERED ACCOUNTANTS

Vancouver, BC
March 14, 2001

Burnaby Office - Suite 3, 7375 Kingsway, Burnaby, BC, Canada, V3N 3B5 **Facsimile:** (604) 524-9837
Vancouver Office – Suite 3240, 666 Burrard Street, Vancouver, BC, Canada, V6C 2X8 **Facsimile:** (604) 602-0867
Telephone: (604) 717-5526 **Email:** admin@lancasteranddavid.bc.ca

PACCOM VENTURES INC.

(FORMERLY PACIFIC VANGOLD MINES LTD.)

BALANCE SHEETS
AS AT DECEMBER 31, 2000 AND 1999

	2000	1999
ASSETS		
CURRENT		
Cash	$ 6,142	$ 12,115
Advances receivable	-	2,475
Prepaids and other	531	2,059
	6,673	16,649
MINERAL PROPERTIES (Note 4)	50,001	1,141,751
RECLAMATION BONDS	9,000	19,000
CAPITAL ASSETS	13,657	23,694
	$ 79,331	$ 1,201,094
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 43,321	$ 93,921
Due to related parties (Note 3)	106,609	69,670
	149,930	163,591
SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)		
SHARE CAPITAL (Note 5)	10,370,955	10,240,755
DEFICIT	(10,441,554)	(9,203,252)
	(70,599)	1,037,503
	$ 79,331	$ 1,201,094

Approved on behalf of the Board:

"Locke Goldsmith" — *Locke Goldsmith – Director*

"Frank Roberts" — *Frank Roberts – Director*

The accompanying notes are an integral part of these financial statements

PACCOM VENTURES INC.

(FORMERLY PACIFIC VANGOLD MINES LTD.)

STATEMENTS OF LOSS AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

	2000	1999
EXPENSES		
Bank charges and interest	$ 658	$ 6,277
Consulting fees	-	9,000
Depreciation	4,272	5,708
Investor and public relations	-	505
Management fees	90,000	90,000
Office and general	10,894	15,362
Professional fees	18,947	16,216
Transfer agent and filing fees	21,736	11,923
LOSS FROM OPERATIONS	(146,507)	(154,991)
RECOVERY OF EXPENSES	21,036	-
WRITE-OFF OF MINERAL PROPERTY COSTS	(1,112,831)	(3,015,331)
NET LOSS FOR THE YEAR	(1,238,302)	(3,170,322)
DEFICIT, BEGINNING OF YEAR	(9,203,252)	(6,032,930)
DEFICIT, END OF YEAR	$ (10,441,554)	$ (9,203,252)
LOSS PER SHARE *(Note 2)*	$ (0.63)	$ (1.65)

The accompanying notes are an integral part of these financial statements

PACCOM VENTURES INC.

(FORMERLY PACIFIC VANGOLD MINES LTD.)

STATEMENTS OF DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

	2000	1999
EXPLORATION AND DEVELOPMENT COSTS		
South Belt Property	$ 533	$ 543
Ontario Properties	-	7,324
North Belt Property	1,477	-
Uganda Mineral Concessions	-	(68,011)
EXPENDITURES (RECOVERIES) FOR THE YEAR	2,010	(60,144)
DEFERRED EXPENDITURES WRITTEN OFF	(2,010)	(2,480,678)
DEFERRED EXPENDITURES, beginning of year	-	2,540,822
DEFERRED EXPENDITURES, end of year	$ -	$ -

The accompanying notes are an integral part of these financial statements

PACCOM VENTURES INC.

(FORMERLY PACIFIC VANGOLD MINES LTD.)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

	2000	1999
CASH FLOWS PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Net loss for the year	$ (1,238,302)	$ (3,170,322)
Adjust for items not involving cash:		
Depreciation	4,272	5,708
Recovery of expenses	(21,036)	-
Write-off of mineral property costs	1,112,831	3,015,331
	(142,235)	(149,283)
Net changes in non-cash working capital items	8,072	94,055
	(134,163)	(55,228)
FINANCING ACTIVITIES		
Proceeds from issue of share capital	130,200	-
INVESTING ACTIVITIES		
Mineral property acquisition, exploration and development costs	(2,010)	52,644
DECREASE IN CASH & CASH EQUIVALENTS	(5,973)	(2,584)
CASH & CASH EQUIVALENTS, beginning of year	12,115	14,699
CASH & CASH EQUIVALENTS, end of year	$ 6,142	$ 12,115

The accompanying notes are an integral part of these financial statements

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of exploring mineral properties and has not yet determined whether properties held contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The Company has experienced recurring losses and has working capital deficiency of $143,257 (1999 - $146,942) and a capital deficiency of $70,599 as at December 31, 2000. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders and other related parties, its ability to obtain financing for the continuing exploration and development of its resource properties and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Capital assets

Capital assets are recorded at cost and are depreciated on the declining balance basis at the following rates: Computer hardware - 30% per annum; Office furniture - 20% per annum; Automobile - 30% per annum; Mining equipment - 20% per annum.

Foreign currency translation

The financial statements are presented in Canadian dollars. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at their market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange during the year. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could by significant.

Mineral properties

The Company capitalizes the acquisition costs of mineral properties and related exploration and development costs. The amounts shown for mineral properties represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values. These costs will be amortized over the estimated productive lives of the properties upon commencement of commercial production using the unit-of-production method. Costs relating to mineral properties that are sold or abandoned are written off when such events occur or are written down to a nominal amount when management decides not to commit any further exploration or development of the property. Interests acquired under option agreements, whereby option payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from options granted are applied to the cost of the related property and any excess is included in earnings for the year. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (loss) per share
The loss per share figures are calculated using the weighted monthly average number of shares outstanding during the respective fiscal periods after giving retroactive effect to the share consolidation (1:10) on April 18, 2000. Fully diluted loss per common share has not been presented, as the effect on basic loss per common share would be anti-dilutive.

Financial instruments
The fair value of the Company's cash, prepaids and other, accounts payable and accrued liabilities, and due to related parties were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. It was not practicable to determine the fair value of the amounts due to related parties. The amounts due to related parties are non-interest bearing and have no specific terms of repayment. Management does not believe the Company is exposed to significant foreign currency, credit or interest rate risks.

Estimates and assumptions
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Stock-based compensation plan
The Company grants stock options under a fixed stock option plan in accordance with the Canadian Venture Exchange policies (Note 7). No compensation expense is recognized when stock options are granted to directors and employees. Any consideration paid by directors and employees on exercise of stock options is credited to share capital.

Cash and cash equivalents
Cash equivalents consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when acquired. As at December 31, 2000 and 1999, there were no cash equivalents.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company incurred the following amounts to directors, former directors, relatives of directors, and a private company controlled by a director of the Company: management fees - $90,000 (1999 - $90,000); and consulting fees - nil (1999 - $9,000). At December 31, 2000, $106,609 (1999 - $69,670) was owing to these parties without interest or fixed terms of repayment. These transactions are in the normal course of business and are measured at the exchange amount.

Refer to Note 8.

NOTE 4 - INTEREST IN MINERAL PROPERTIES

	2000	1999
Canada		
North Belt Property, British Columbia	$ 50,000	$ 861,750
South Belt Property, British Columbia	1	280,000
	50,001	1,141,750
Uganda Mineral Concessions	-	1
	$ 50,001	$ 1,141,751

NOTE 4 - INTEREST IN MINERAL PROPERTIES (continued)

North Belt Property, Trail Mining Division, B.C.
The Company has a 100% interest in 26 mineral claims, of which eight are subject to a 2% NPI royalty and eight are subject to a 4% NSR royalty. The Company has written down this property to the estimated net realizable value of $50,000 during the year.

South Belt Property, Trail Mining Division, B.C.
The Company has a 100% interest, subject to a 3% NSR royalty, in seven mineral claims and a 100% interest, subject to a 2% NSR royalty, in fifty-three mineral claims. The Company has written down this property to a nominal amount during the year.

NOTE 5 - SHARE CAPITAL

Authorized: 99,987,500 (1999 - 100,000,000) common shares without par value

	Shares	Value
Issued:		
Balance at December 31, 1998 and 1999	19,174,755	$ 10,240,755
Issued during the year:		
- for cash by exercise of stock options	620,000	130,200
	19,794,755	10,370,955
- share consolidation on a 1 to 10 basis	(17,815,280)	-
	1,979,475	10,370,955
Cancellation of escrow shares	(12,500)	-
Balance at December 31, 2000	1,966,975	$ 10,370,955

Refer to Notes 7 and 8.

NOTE 6 - INCOME TAXES

The Company has earned certain resource-related deductions and has non-capital losses which are available to offset against future taxable income. The potential benefits of these deductions and losses are not reflected in these financial statements due to the uncertainty of realization. The non-capital losses expire in the following years:

2001	452,000
2002	920,000
2003	491,000
2004	292,000
2005	257,000
2006	149,000
2007	138,000
	$2,699,000

NOTE 7 – STOCK OPTION PLAN

In 2000 the Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the Canadian Venture Exchange, subject to regulatory approval. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares as of June 26, 2000 (393,000 post-consolidated common shares). The number of options granted may exceed 10% of the outstanding shares at the time of granting the options. The exercise price of options granted shall not be less than the fair market value of the common shares on the date of the grant and the exercise period shall not exceed five years from the date any option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the optionee is a consultant or employed in an investor relations capacity.

A summary of the changes in the Company's common share purchase options is presented below:

	December 31, 2000		December 31, 1999	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of period	275,000	$ 2.10	285,000	$ 2.10
Granted	-	-	-	-
Exercised	62,000	2.10	-	-
Forfeited / Cancelled	80,000	2.10	10,000	2.10
Balance, end of period	133,000	$ 2.10	275,000	$ 2.10

During the year, stock options were exercised into 62,000 post-consolidated common shares at $2.10 per common share.

Under the Company's stock option plan, stock options are outstanding to purchase 118,000 post-consolidated common shares at a price of $2.10 per share exercisable until July 23, 2002, and 15,000 post-consolidated common shares at a price of $2.10 per share exercisable until October 2, 2003.

NOTE 8 – SUBSEQUENT EVENT

The Company completed a private placement of 1,250,000 Special Warrants at a price of $0.12 per Special Warrant to net the Company proceeds of $150,000. Each Special Warrant is convertible, for no additional consideration, into units of the Company and is subject to a one year hold period. Each unit consists of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to acquire one additional common share over a period of two years at a price of $0.15 per share. This offering was fully subscribed by officers, directors, and former directors.

PACCOM VENTURES INC.

INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2001 AND 2000

(UNAUDITED)

SCHEDULE "A"

(Prepared by Management)

PACCOM VENTURES INC.
INTERIM BALANCE SHEETS

	March 31, 2001 (Unaudited)	December 31, 2000 (Audited)
ASSETS		
CURRENT		
Cash	$ 36,442	$ 6,142
Prepaid and other	1,748	531
	38,190	6,673
RECLAMATION BONDS	9,000	9,000
INTEREST IN MINERAL PROPERTIES	50,001	50,001
CAPITAL ASSETS	12,853	13,657
	$ 110,044	$ 79,331
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 32,396	$ 43,321
Due to related parties	13,698	106,609
	46,094	149,930
SHAREHOLDERS' EQUITY (DEFICIENCY)		
SHARE CAPITAL	10,370,955	10,370,955
PROCEEDS FROM SPECIAL WARRANT FINANCING (Note 2)	150,000	-
DEFICIT	(10,457,005)	(10,441,554)
	63,950	(70,599)
	$ 110,044	$ 79,331

(Prepared by Management)

PACCOM VENTURES INC.
INTERIM STATEMENTS OF LOSS AND DEFICIT
(Unaudited)

	For the Three Months Ended March 31, 2001	2000
EXPENSES		
Advertising and promotion	$ -	$ 536
Bank charges and interest	492	230
Depreciation and amortization	804	1,069
Management fees	7,500	22,500
Office, rent and general	1,859	2,161
Professional fees	1,161	1,315
Transfer agent, filing fees and compliance costs	3,635	2,304
	15,451	30,115
LOSS FROM OPERATIONS	$ (15,451)	$ (30,115)
NET LOSS FOR THE PERIOD	$ (15,451)	$ (30,115)
DEFICIT, beginning of period	(10,441,554)	(9,203,252)
DEFICIT, end of period	$ (10,457,005)	$(9,233,367)
Loss per share	$ (0.01)	$ (0.02)
Weighted average number of shares outstanding	1,966,975	1,933,320

(Prepared by Management)

PACCOM VENTURES INC.
INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Three Months Ended March 31, 2001	2000
CASH PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Net loss for the period	$ (15,451)	$ (30,115)
Adjust for items not involving cash:		
Depreciation and amortization	804	1,069
	(14,647)	(29,046)
Net change in non-cash working items	(105,053)	(18,551)
	(119,700)	(47,597)
FINANCING ACTIVITIES		
Shares issued for cash	-	130,200
Proceeds from Special Warrant Financing	150,000	-
	150,000	130,200
INCREASE IN CASH & CASH EQUIVALENTS	$ 30,300	$ 82,603
CASH & CASH EQUIVALENTS, beginning of period	6,142	12,115
CASH & CASH EQUIVALENTS, end of period	$ 36,442	$ 94,718

(Prepared by Management)

PACCOM VENTURES INC.
Notes to the Financial Statements
March 31, 2001
(Unaudited)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies and methods of their application as our most recent annual financial statements for the year ended December 31, 2000.

NOTE 2 – PROCEEDS FROM SPECIAL WARRANT FINANCING

The Company completed a private placement of 1,250,000 Special Warrants at a price of $0.12 per Special Warrant to net the Company proceeds of $150,000. Each Special Warrant is convertible, for no additional consideration, into units of the Company and is subject to a one year hold period. Each unit consists of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to acquire one additional common share over a period of two years at a price of $0.15 per share. This offering was fully subscribed by officers, directors, and former directors.

FORM 61
QUARTERLY REPORT

ISSUER DETAILS

Name of Issuer	For Quarter Ended	Date of Report
Paccom Ventures Inc. (Formerly Pacific Vangold Mines Ltd.)	September 30, 2000	November 27, 2000

Issuer's Address
Suite 210 - 580 Hornby Street

City & Province	Postal Code	Issuer Fax No.	Issuer Phone No.
Vancouver, B.C.	V6C 3B6	684-0342	687-6991

Contact Person	Contact's Position	Contact's Telephone No.
Suzanne L. Wood	Controller	687-6991

CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

• Director's signature	Print full name	Date signed
"Dal S. Brynelsen"	Dal S. Brynelsen	November 27, 2000
• Director's signature	**Print full name**	**Date signed**
"Frank A. Roberts"	Frank A. Roberts	November 27, 2000

PACCOM VENTURES INC.

(FORMERLY PACIFIC VANGOLD MINES LTD.)

INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2000 AND 1999

(UNAUDITED)

PACCOM VENTURES INC.
(FORMERLY PACIFIC VANGOLD MINES LTD.)
BALANCE SHEETS
AS AT SEPTEMBER 30, 2000 AND 1999
(Unaudited)

	2000	1999
ASSETS		
CURRENT		
Cash	$ 19,146	$ 6,404
Advances receivable	2,474	2,667
Taxes recoverable	1,276	537
Prepaid expenses	375	2,504
	23,271	12,112
RECLAMATION BONDS	19,000	19,000
INTEREST IN MINERAL PROPERTIES	1,141,751	1,676,405
DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES	2,010	2,473,354
CAPITAL ASSETS	20,490	25,121
	$ 1,206,522	$ 4,205,992
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 45,734	$ 71,390
Due to related parties	86,609	44,214
	132,343	115,604
SHAREHOLDERS' EQUITY		
SHARE CAPITAL	10,370,955	10,240,755
DEFICIT	(9,296,776)	(6,150,367)
	1,074,179	4,090,388
	$ 1,206,522	$ 4,205,992

Approved on behalf of the Board:

"Dal S. Brynelsen"
President

"Frank A. Roberts"
Director

(Prepared by Management)

PACCOM VENTURES INC.
(FORMERLY PACIFIC VANGOLD MINES LTD.)
STATEMENTS OF LOSS AND DEFICIT
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2000 AND 1999
(Unaudited)

	2000	1999
EXPENSES		
Advertising and promotion	$ 725	$ 1,076
Bank charges and interest	569	2,430
Consulting	-	4,500
Depreciation and amortization	3,204	4,282
Management fees	67,500	67,500
Office, rent and general	5,310	13,037
Professional fees	14,076	12,033
Public relations	-	505
Transfer agent, filing fees and compliance costs	19,419	10,635
	110,803	115,998
LOSS FROM OPERATIONS	(110,803)	(115,998)
CAPITAL TAX	(3,757)	-
RECOVERY OF EXPENSES	21,036	-
GAIN (LOSS) ON FOREIGN EXCHANGE	-	(1,439)
NET LOSS FOR THE PERIOD	$ (93,524)	$ (117,437)
DEFICIT, beginning of year	(9,203,252)	(6,032,930)
DEFICIT, end of period	$ (9,296,776)	$ (6,150,367)

(Prepared by Management)

PACCOM VENTURES INC.
(FORMERLY PACIFIC VANGOLD MINES LTD.)
STATEMENTS OF LOSS AND DEFICIT
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2000 AND 1999
(Unaudited)

	2000	1999
EXPLORATION AND DEVELOPMENT COSTS		
South Belt Property	$ 533	$ 543
North Belt Property	1,477	-
Uganda Concessions	-	(68,011)
Ontario Properties (EWR)	-	-
Ontario Properties (CGD)	-	-
Peruvian Properties, Peru	-	-
Avmin Joint Venture	-	-
EXPENDITURES (RECOVERY) FOR THE PERIOD	$ 2,010	$ (67,468)
DEFERRED EXPENDITURES, beginning of period	-	2,540,822
DEFERRED EXPENDITURES, end of period	$ 2,010	$ 2,473,354

(Prepared by Management)

PACCOM VENTURES INC.
(FORMERLY PACIFIC VANGOLD MINES LTD.)
STATEMENTS OF CASH FLOW
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2000 AND 1999
(Unaudited)

	2000	1999
CASH PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Net loss for the period	$ (93,524)	$ (117,437)
Adjust for items not involving cash:		
Depreciation and amortization	3,204	4,282
	(90,320)	(113,155)
Net change in non-cash working items	(30,839)	44,892
	(121,159)	(68,263)
FINANCING ACTIVITIES		
Shares issued for cash	130,200	-
	130,200	-
INVESTING ACTIVITIES		
Mineral property acquisition, exploration and development	(2,010)	59,968
(DECREASE) INCREASE IN CASH DURING THE PERIOD	$ 7,031	$ (8,295)
CASH, beginning of period	12,115	14,699
CASH, end of period	$ 19,146	$ 6,404

(Prepared by Management)

PACCOM VENTURES INC.

(FORMERLY PACIFIC VANGOLD MINES LTD.)

INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2000 AND 1999

(UNAUDITED)

PACCOM VENTURES INC.
(FORMERLY PACIFIC VANGOLD MINES LTD.)
BALANCE SHEETS
AS AT JUNE 30, 2000 AND 1999
(Unaudited)

	2000	1999
ASSETS		
CURRENT		
Cash	$ 36,676	$ 14,567
Advances receivable	2,474	2,667
Taxes recoverable	927	1,495
Prepaid expenses	750	2,896
	40,827	21,625
RECLAMATION BONDS	19,000	19,000
INTEREST IN MINERAL PROPERTIES	1,141,751	1,676,405
DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES	533	2,473,354
CAPITAL ASSETS	21,558	26,548
	$ 1,223,669	$ 4,216,932
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 53,989	$ 68,454
Due to related parties	72,552	25,491
	126,541	93,945
SHAREHOLDERS' EQUITY		
SHARE CAPITAL	10,370,955	10,240,755
DEFICIT	(9,273,827)	(6,117,768)
	1,097,128	4,122,987
	$ 1,223,669	$ 4,216,932

(Prepared by Management)

PACCOM VENTURES INC.
(FORMERLY PACIFIC VANGOLD MINES LTD.)
STATEMENTS OF LOSS AND DEFICIT
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2000 AND 1999
(Unaudited)

	2000	1999
EXPENSES		
Advertising and promotion	$ 725	$ 870
Automotive	-	-
Bank charges and interest	305	2,194
Consulting	-	4,500
Depreciation and amortization	2,136	2,855
Management fees	45,000	45,000
Office, rent and general	3,329	10,104
Professional fees	2,324	10,913
Public relations	-	505
Salaries and benefits	-	-
Transfer agent, filing fees and compliance costs	12,999	7,897
Travel and accommodation	-	-
LOSS FROM OPERATIONS	(66,818)	(84,838)
CAPITAL TAX	3,757	-
NET LOSS FOR THE PERIOD	$ (70,575)	$ (84,838)
DEFICIT, beginning of year	(9,203,252)	(6,032,930)
DEFICIT, end of period	$ (9,273,827)	$ (6,117,768)

(Prepared by Management)

PACCOM VENTURES INC.
(FORMERLY PACIFIC VANGOLD MINES LTD.)
STATEMENTS OF LOSS AND DEFICIT
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2000 AND 1999
(Unaudited)

	2000	1999
EXPLORATION AND DEVELOPMENT COSTS		
South Belt Property	$ 533	$ 543
Uganda Concessions	-	(68,011)
Ontario Properties (EWR)	-	-
Ontario Properties (CGD)	-	-
Peruvian Properties, Peru	-	-
Avmin Joint Venture	-	-
	533	(67,468)
EXPENDITURES (RECOVERY) FOR THE PERIOD	$ 533	$ (67,468)
DEFERRED EXPENDITURES, beginning of period	-	2,540,822
DEFERRED EXPENDITURES, end of period	$ 533	$ 2,473,354

(Prepared by Management)

PACCOM VENTURES INC.
(FORMERLY PACIFIC VANGOLD MINES LTD.)
STATEMENTS OF CASH FLOW
FOR SIX MONTH PERIODS ENDED JUNE 30, 2000 AND 1999
(Unaudited)

	2000	1999
CASH PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Net loss for the period	$ (70,575)	$ (84,838)
Adjust for items not involving cash:		
Depreciation and amortization	2,136	2,855
	(68,439)	(81,983)
Net change in non-cash working items	(36,667)	21,883
	(105,106)	(60,100)
FINANCING ACTIVITIES		
Shares issued for cash	130,200	-
	130,200	-
INVESTING ACTIVITIES		
Mineral property acquisition, exploration and Development	(533)	59,968
(DECREASE) INCREASE IN CASH DURING THE PERIOD	$ 24,561	$ (132)
CASH, beginning of period	12,115	14,699
CASH, end of period	$ 36,676	$ 14,567

(Prepared by Management)

PACIFIC VANGOLD MINES LTD.

INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2000 AND 1999

(UNAUDITED)

PACIFIC VANGOLD MINES LTD.
BALANCE SHEETS
AS AT MARCH 31, 2000 AND 1999

	2000	1999
ASSETS		
CURRENT		
Cash	$94,718	$ 56,868
Advances receivable	2,474	2,667
Taxes recoverable	795	583
Prepaid expenses	1,255	1,400
	99,242	61,518
RECLAMATION BONDS	19,000	19,000
INTEREST IN MINERAL PROPERTIES	1,141,751	1,668,905
DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES	-	2,472,811
CAPITAL ASSETS	22,626	27,975
	$1,282,619	$4,250,209
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	52,277	68,702
Due to related parties	92,754	7,916
	145,031	76,618
SHAREHOLDERS' EQUITY		
SHARE CAPITAL	10,370,955	10,240,755
DEFICIT	(9,233,367)	(6,067,164)
	1,137,588	4,173,591
	$1,282,619	$4,250,209

(Prepared by Management)

PACIFIC VANGOLD MINES LTD.
STATEMENT OF LOSS AND DEFICIT
FOR THE PERIODS ENDED MARCH 31, 2000 AND 1999
(Unaudited)

	2000	1999
EXPENSES		
Advertising and promotion	$ 536	$ 395
Bank charges and interest	230	535
Consulting	-	3,000
Depreciation and amortization	1,069	1,427
Management fees	22,500	22,500
Office, rent and general	2,161	4,335
Professional fees	1,315	190
Public relations	-	189
Transfer agent, filing fees and compliance costs	2,304	1,663
	30,115	34,234
LOSS FROM OPERATIONS	$ (30,115)	$ (34,234)
NET LOSS FOR THE PERIOD	$ (30,115)	$ (34,234)
DEFICIT, beginning of year	(9,203,252)	(6,032,930)
DEFICIT, end of period	$ (9,233,367)	$ (6,067,164)

(Prepared by Management)

PACIFIC VANGOLD MINES LTD.
STATEMENT OF DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES
FOR THE PERIODS ENDED MARCH 31, 2000 AND 1999
(Unaudited)

	2000	1999
EXPLORATION AND DEVELOPMENT COSTS		
South Belt Property	-	-
Ontario Property (EWR)	-	-
Ontario Property (CGD)	-	-
Uganda Concessions	-	(68,011)
	-	(68,011)
EXPENDITURES FOR THE PERIOD	$ -	$(68,011)
DEFERRED EXPENDITURES, beginning of period	-	2,540,822
DEFERRED EXPENDITURES, end of period	$ -	$2,472,811

PACIFIC VANGOLD MINES LTD.
STATEMENTS OF CASH FLOWS
FOR THE PERIOD ENDED MARCH 31, 2000 AND 1999
(Unaudited)

	2000	1999
CASH PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Net loss for the period	$ (30,115)	$ (34,234)
Adjust for items not involving cash:		
Depreciation and amortization	1,069	1,427
	(29,046)	(32,807)
Net change in non-cash working items	(18,551)	6,965
	(47,597)	(25,842)
FINANCING ACTIVITIES		
Shares issued for cash	130,200	-
	130,200	-
INVESTING ACTIVITIES		
Mineral property acquisition,exploration and development	-	68,011
	-	68,011
(DECREASE) INCREASE IN CASH DURING THE PERIOD	$ 82,603	$ 42,169
CASH, beginning of period	12,115	14,699
CASH, end of period	$ 94,718	$ 56,868

(Prepared by Management)

B.

Annual and Extraordinary Shareholder Meetings

PACCOM VENTURES INC.

Suite 880, 609 Granville Street
Vancouver, British Columbia
V6E 4K2

NOTICE OF ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF PACCOM VENTURES INC. TO BE HELD ON JUNE 12, 2003

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting (the "Meeting") of the shareholders of Paccom Ventures Inc. (the "Company") will be held at Suite 880, 609 Granville Street, Vancouver, British Columbia, V6E 4K2, on Thursday, June 12, 2003, at 11:00 a.m. for the following purposes:

1. **Report of Directors and Annual Financial Statements**

To receive and consider the Report of the Directors, the audited financial statements of the Company for the period ended December 31, 2002 and the report of the auditor thereon;

2. **Appointment of Auditors**

To consider, and if thought fit, pass the following ordinary resolution, with or without amendment:

"RESOLVED, by ordinary resolution, that Lancaster & David, Chartered Accountants, are hereby appointed auditors of the Company until the next annual general meeting of the Company or until a successor is appointed, at a remuneration to be fixed by the Directors of the Company, and that the Directors of the Company are hereby authorized to fix the auditors' remuneration."

To appoint Lancaster & David, Chartered Accountants, as auditors for the Company for the ensuing year at a remuneration to be fixed by the Directors of the Company;

3. **Acts of Directors**

To consider, and if thought fit, pass the following ordinary resolution, with or without amendment:

"RESOLVED, by ordinary resolution, that the actions, deeds and conduct of the Directors of the Company, on behalf of the Company, since the date of the last annual general meeting of the Company are hereby ratified and confirmed."

4. **Election of Directors**

To elect Directors for the Company for the ensuing year.

5. Number of Directors

To set the number of Directors of the Company at five.

6. Stock Option Plan

To consider, and if thought fit, pass the following ordinary resolution, by way of disinterested shareholder approval, with or without amendment:

"RESOLVED, by ordinary resolution, by way of disinterested shareholder approval, that, subject to regulatory approval and in compliance with the policies of the TSX Venture Exchange (the 'Exchange"), the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize the adoption by the Company of a proposed stock option plan (the "2003 Stock Option Plan") to:

(a) fix the maximum number of common shares for which option may granted under the 2003 Stock Option Plan until the next annual general meeting of the Company at a maximum of 1,808,103 common shares of the Company's share capital, with vesting provisions;

(b) specify that the options issued pursuant to the 2003 Stock Option Plan are non-transferable; and

(c) specify that in no event may the maximum number of shares reserved for any one individual under the 2003 Stock Option plan exceed 5% of the issued and outstanding share capital of the Company; and furthermore, that, subject to the policies of the Exchange, that the Directors of the Company are authorized, in their sole and absolute distraction, to abandon or alter any portion of the 2003 Stock Option Plan at any time without further approval of the shareholders of the Company."

7. Granting, Exercise and Amending of Stock Options

To consider, and if thought fit, pass the following ordinary resolution, by way of disinterested shareholder approval, with or without amendment:

"RESOLVED, by ordinary resolution, by way of disinterested shareholder approval, that, subject to regulatory approval and in compliance with the policies of the TSX Venture Exchange (the "Exchange") the Company approve the granting of incentive stock options to such Directors, Officers, employees and consultants of the Company during the ensuing year and since the last annual general meeting of the shareholders of the Company, at such prices and in such amounts as determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the Exchange and in addition, approve the exercise of any such or outstanding incentive stock options by the Directors and insiders of the Company

together with any amendment or amendments to any such stock option agreements at such prices and in such amounts as may be determined by the Directors of the Company as acceptable to the Exchange."

8. **Name Change**

To consider, and if thought fit, pass the following ordinary resolution, with or without amendment:

"RESOLVED, by special resolution, that subject to regulatory approval and in compliance with the policies of the TSX Venture Exchange (the "Exchange"), the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the name of the Company be change from Paccom Ventures Inc. to Vangold Resources Ltd. or to such other name as may be approved by the Directors of the Company, in their sole and absolute discretion, and as is acceptable with the appropriate regulatory authorities and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to complete and file all necessary documentation to alter the Memorandum of the Company to reflect the change of name of the Company."

9. **Other Business**

To transact any other business which may properly come before the Meeting.

Information relating to the matters to be brought before the Meeting is set forth in the Information Circular which accompanies this Notice of Meeting and which is supplemental to and expressly made a part of the Notice of Meeting.

Members who are unable to attend the Annual and Special General Meeting in person or requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the office of the Company's Transfer Agent. Computershare Trust Company of Canada, at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than forty-eight (48) hours (excluding Saturdays, Sundays, and Holidays) before the time fixed for the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

"Dal Brynelsen"

DAL BRYNELSEN, President and CEO

PACCOM VENTURES INC.

Suite 880, 609 Granville Street
Vancouver, British Columbia
V6E 4K2

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT MAY 8, 2003 FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS TO BE HELD ON JUNE 12, 2003.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of Paccom Ventures Inc. (the "Company") for use at the Annual General Meeting (the "Meeting") of the shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

REVOCATION OF PROXIES

A shareholder who or an intermediary acting on behalf of a shareholder which has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the said office of the Company's Transfer Agent at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 75% of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or senior officers of the Company. **A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE**

PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. **IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION**. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary acting on behalf of a shareholder. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, COMPUTERSHARE INVESTOR SERVICES INC., OF 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B9, AT LEAST 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF. UNREGISTERED SHAREHOLDERS WHO RECEIVED THE PROXY THROUGH AN INTERMEDIARY MUST DELIVER THE PROXY IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BY SUCH INTERMEDIARY.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. May 8, 2003 was fixed in advance by the Directors as the record date for the purposes of determining those shareholders entitled to receive notice of, and to vote at the Meeting. As at May 8, 2003 there were 9,040,517 shares issued and outstanding.

To the knowledge of the Directors and Officers of the Company, no persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, none of the Directors or Officers of the Company, nor any person who beneficially owns, directly or indirectly, common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company.

ELECTION OF DIRECTORS

The management proposes to nominate the persons named in the following table for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

It is proposed to fix the number of directors at five. This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting.

The following information concerning the proposed nominees has been furnished by each of them.

Name Municipality of Residence and Present Position	Date of Appointment	Principal Occupation for Previous Five Years[(1)]	Shares Owned[(2)]
DAL BRYNELSEN[(3)] West Vancouver, BC President, Chief Executive Officer and Director	November 6, 1990	Mining Executive, corporate finance and investment banking executive; director and officer of several public companies	811,429
LOCKE GOLDSMITH[(3)] Vancouver, BC Vice President Exploration and Director	December 11, 2000	Consulting Geologist	575,502[(4)]
MIKE MUZYLOWSKI[(3)] Director	June 21, 1994	Mining Executive and Geologist	Nil
H. MARTYN FOWLDS Director	April 19, 2002	Retired Businessman	Nil

Name Municipality of Residence and Present Position	Date of Appointment	Principal Occupation for Previous Five Years[(1)]	Shares Owned[(2)]
J. MICHAEL MACKEY Director	June 20, 2002	Business/financial and management consultant	Nil

(1) Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2) The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of May 8, 2003.

(3) Member of Audit Committee.

(4) Of these 700,502, 125,000 shares are pursuant to special warrant financings as more fully described under
the heading Interest of Insiders in Material Transactions on page 7 hereof.

The Company does not have an Executive Committee. Pursuant to the provisions of the *Company Act* (British Columbia) the Company is required to have an Audit Committee whose members are indicated above.

Pursuant to Section 111 of the *Company Act* (British Columbia), advance notice of the Meeting was published in The Vancouver Sun on April 17, 2003.

STATEMENT OF EXECUTIVE COMPENSATION

During the financial year ended December 31, 2002, the aggregate direct remuneration paid or payable by the Company to its directors and senior officers was $30,000.

Dal Brynelsen became the President and Chief Executive Officer of the Company on June 21, 2001. The following table discloses annual salary and bonus compensation and long-term compensation received by this officer of the Company (the "Named Executive Officer") during the financial years ended December 31, 2000, 2001 and 2002. No officer's annual compensation during such periods exceeded $100,000.

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position of Executive Officer	Fiscal Year Ending	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Granted Under Options/ SARs[(1)] Granted #	Restricted Shares or Restricted Share Units ($)	LTIP[(2)] Payouts ($)	All Other Compensa-tion ($)
Dal Brynelsen President and CEO	2002	30,000	Nil	Nil	Nil	Nil	Nil	Nil
	2001	Nil	Nil	Nil	Nil	Nil	Nil	$15,000
	2000	60,000	Nil	Nil	Nil	Nil	Nil	Nil

(1) "SAR" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

Long-term Incentive Plans

The Company has no long terms incentive plans and in accordance with the instructions contained in BC Form 51-904F of the Regulation to the *Securities Act* (British Columbia), the table respecting LTIP awards is not presented.

No pension plans or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Options and Stock Appreciation Rights ("SARs")

No options were granted to the Named Executive Officer during the most recently completed financial year.

During the most recently completed financial year ended December 31, 2002, no stock options were exercised by the Named Executive Officer of the Company.

Name of Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Fiscal Year End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options/SARs at Fiscal Year End ($) Exercisable/Unexercisable
Dal Brynelsen	Nil	Nil	200,000/Exercisable	14,000/Exercisable Nil/Unexercisable

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial years ended December 31, 2001 and 2002 or the current financial year in view of compensating such Officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.00.

Compensation of Directors

During the financial years ended December 31, 2001 and 2002 the Directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as Directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

No Options to purchase shares of the Company were granted to non-executive Directors during the financial years ended December 31, 2001 and 2002.

No Options were exercised by non-executive Directors during the financial years ended December 31, 2001 and 2002.

Name of Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Fiscal Year End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options/SARs at Fiscal Year End ($) Exercisable/Unexercisable
Non-executive Directors as a group	Nil	Nil	150,000/Exercisable	10,500/Exercisable Nil/Unexercisable

MANAGEMENT CONTRACTS

Currently the Company is not party to any management contracts. During fiscal year ending December 31, 2002, the Company paid management fees in the amount of $30,000.00 to the President of the Company.

Management services for the Company are not, to any material degree, performed by persons other than the senior officers of the Company.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Officers of the Company has been indebted to the Company or its subsidiary during the financial year ended December 31, 2002 other than in the ordinary course of business.

REMUNERATION AND APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Lancaster & David, Chartered Accountants, of Suite 3240, 666 Burrard Street, Vancouver, British Columbia, as auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the directors.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolution concerning the ratification of acts of Directors and approval of the stock option plan. Otherwise, no Director or Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company

where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Pursuant to a private placement completed on February 20, 2002, Dal Brynelsen, Denise Brynelsen and Locke Goldsmith, respectively, purchased 312,500, 312,500 and 208,333 special warrants in the Company at a price of $0.12 per special warrant. Each special warrant was convertible, for no additional consideration, into one common share and one non-transferable share purchase warrant to purchase one additional common share at a price of $0.15 for a 1 year period.

Pursuant to a private placement completed on April 18, 2002, Locke Goldsmith purchased 100,000 units at a price of $0.05 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant, with each warrant exercisable for a period of one year at a price of $0.10 per share.

Pursuant to agreements in respect of shares for debt, on July 31, 2002 the Company issued 292,763 shares to Dal Brynelsen and 130,015 shares to Locke Goldsmith at a price of $0.10 per share to settle debts in the amount of $54,754.

Pursuant to a private placement completed on October 22, 2002, Mike Muzylowski, Denise Brynelsen and Locke Goldsmith respectively purchased 50,000, 200,000, and 50,000 special warrants in the Company at a price of $0.10 per special warrant. Each special warrant is convertible, for no additional consideration, into one common share and one-non-transferable share purchase warrant to purchase one additional common share at a price of $0.10 for a 1 year period.

Pursuant to a private placement completed on December 19, 2002, Locke Goldsmith and Denise Brynelsen respectively purchased 75,000 and 292,000 special warrants in the Company at a price of $0.10 per special warrant. Each special warrant is convertible, for additional consideration, into one common share and one-non-transferable share purchase warrant to purchase one additional common share at a price of $0.10 for a 1 year period.

Pursuant to the exercise of special warrants pursuant to a special warrant financing completed on February 20, 2002 (as noted above) on February 24, 2003 the Company issued 312,500 shares to Dal Brynelsen, 312,500 shares to Denise Brynelsen and 208,333 shares to Locke Goldsmith at a price of $0.15 per share.

Pursuant to a private placement completed on April 17, 2003, Locke Goldsmith purchased 166,666 shares in the Company at a price of $0.15 per share.

Pursuant to the exercise of warrants pursuant to a private placement financing completed on April 18, 2002 (as noted above) on April 22, 2003 the Company issued 100,000 shares to Locke Goldsmith at a price of $0.10 per share.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of the Company is presently seeking shareholder consideration and ratification of the following matters. In this regard, and where referenced, the terms "ordinary resolution" and "special resolution", respectively, are herein defined to mean a resolution passed by a majority of not less than one-half (1/2) and three-quarters (3/4s), respectively, of the votes cast by members of the Company who, being entitled to do so, vote in person or by Proxy at this Meeting of the Company.

Approval of the Granting, Exercise and Amending of Stock Options by the Company

No stock options were either granted by the Company or exercised by and Directors, Officers or employees of the Company during the Company's most recently completed financial year. Management is seeking disinterested shareholder approval (majority of the minority) for the granting of incentive stock options to such Directors, Officers, employees and consultants of the Company during the ensuing year and at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities and, in addition, to approve the exercise of any such or outstanding incentive stock options by Directors and insiders of the Company together with any amendment or amendments to any such incentive stock option agreements at such prices and in such amounts as may be determined by the Directors of the Company and as are acceptable with the appropriate regulatory authorities.

Pursuant to the current requirements of the Exchange each current Director Officer and insider of the Company, together with each of their respective affiliates and associates as the case may be, will abstain from and not be entitled to vote upon the proposed ratification by the shareholders of the foregoing matter by way of ordinary resolution. The Board of Directors of the Company recommends that the shareholders approve the foregoing matter on a disinterested basis.

Approval of the 2003 Stock Option Plan

The Company submitted and received both shareholder and regulatory approvals for its 1998 and 2000 Stock Option Plans. During 2002, the Exchange revised its policies in respect of stock options. Accordingly, the Company has revised its 2003 Stock Option Plan (the "Plan") to better reflect the current policies of the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing Directors, Officers, employees and consultants of the Company an opportunity to acquire an equity interest in the Company. The ability to grant incentive stock options provides the Company the ability to attract and retain personnel of the highest caliber by offering an opportunity to share in any increase in the value of the share to which they have contributed. Such ability is beneficial to all shareholders of the Company. Accordingly, at the Meeting, shareholders will be asked to consider, and the Directors, believing it to be in the best interests of the Company, recommend that the shareholders approve the Company's proposed Plan and the allotment and reservation of sufficient common shares form treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the Plan.

The Plan has been prepared by the Company is accordance with the policies of the Exchange and is in the form of a fixed stock option plan reserving for issuance upon the exercise of options granted pursuant to the Plan a maximum of 20% of the issued and outstanding shares of the Company at any time. In addition, all options granted outside of the Plan, which are in existence on the effective date of the Plan shall be counted as if granted under the Plan. The Plan will be administered by the Board of directors of the Company, or a committee of not less than two directors as appointed by the Board (the "Committee"). Subject to the provisions of the Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the Plan. A summary of some of the additional provisions of the Plan follows:

i) options granted to insiders of the Company as a total in any twelve month period shall not exceed 10% of the issued and outstanding shares of the Company at the beginning of the period;

(ii) options granted to any one person as a total in any twelve month period shall not exceed 5% of the issued and outstanding shares of the Company at the beginning of the period;

(iii) options granted to any one consultant to the Company as a total in any twelve month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;

(iv) options granted to any employee engaged in investor relation activities of the Company in aggregated in any twelve month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;

(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years (10 years should the Company become a Tier 1 Issuer);

(vi) options granted shall vest, and not otherwise be exercisable, equally on a quarterly basis over a term of 18 months in accordance with Exchange policy.

(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;

(vii) all options granted shall be evidenced by written option agreements; and

(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the members other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months form the date of grant of the option. A copy of the Plan will be available at the Meeting for review by interested shareholders.

Pursuant to the current requirements of the Exchange each current Director, Officer and insider of the Company, together with each of their respective affiliates and associates as the case may be, will abstain from and not be entitled to vote upon the proposed ratification by the shareholders of the foregoing matter by way of ordinary resolution. The Board of Directors of the Company recommends that the shareholders approve the foregoing matter on a disinterested basis.

Approval of proposed Name Change of the Company

Management of the Company hereby also proposes to seek shareholder approval by way of special resolutions, with or without amendment, that subject to regulatory approval and in compliance with the Exchange and as acceptable to the Registrar of Companies, the filing and form of which being at the sole and absolute discretion of the Directors of the Company that the name of the Company be changed from Paccom Ventures Inc. to Vangold Resources Inc. or such other name as may be approved by the Directors of the Company, in their sole and absolute discretion, and as is acceptable with the appropriate regulatory authorities (the "Name Change"); and, furthermore that the Directors of the Company are authorized in their sole and absolute discretion, to abandon or alter any portion of the proposed Name Change at any time without further approval of the shareholders of the Company. Furthermore, that present Memorandum of the Company be altered to reflect, where appropriate, the Name Change of the Company as attached hereto as Schedule "A".

MANAGEMENT DOES NOT KNOW OF ANY OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

DATED at Vancouver, British Columbia, this 12th day of May, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS

"Dal Brynelsen"

Dal Brynelsen, President and CEO

SCHEDULE "A"

COMPANY ACT

(R.S.B.C. CHAPTER 62)

ALTERED MEMORANDUM

OF

VANGOLD RESOURCES INC.

(As altered by a Special Resolution passed June 12, 2003)

I wish to be formed into a company with limited liability under the *Company Act* in pursuance of this Memorandum.

1. The name of the Company is Vangold Resources Inc.

2. The authorized capital of the company consists of 100,000,000 common shares without par value.

Paccom Ventures Inc.

PRESIDENT'S REVIEW

Dear Fellow Shareholder:

The investment environment for junior resource companies like Paccom Ventures Inc continues to improve. Our determination to persist with our game plan has enabled us to not only survive but to provide significant opportunity for our shareholders to take advantage of the expected bull market in gold. Among our accomplishments since our last annual general meeting, which are detailed below, effective on March 28, 2003, the TSX Venture Exchange accepted our reorganization plan and announced that Paccom was no longer deemed Inactive as per TSX Venture Exchange Policy 2.6. Accordingly, you will note that our symbol is now simply PCV.

In the past year we started to generate meaningful cash flow from our natural gas producing operations at the East Corning Project located at the northern end of California's Sacramento Basin. With this revenue stream we will continue to pursue our strategy of increasing cash flow by participating in additional low risk, wells in this field. We recently completed our earn-in for the area of mutual interest by participating in and completing the initial six well program. With continued exploration and drilling we believe we have the potential to derive significant gas production from the 6,500-acre project area which is geologically analogous to the nearby, highly productive Malton Black Butte Field (132 BCF) and Rice Creek (35 BCF). A number of additional wells are being budgeted for in 2003.

We continued to maintain our extensive land holdings situated in and around Rossland, British Columbia. The Rossland mining camp is the second largest of British Columbia's major gold mining districts with over 3 million ounces (85,000 kilograms) of gold and 3.5 million ounces (100,000 kilograms) of silver produced between 1894 and 1941. Precious and base metal veins in the camp are developed almost exclusively around the periphery of the Rossland monzonite. 97.9% of the early gold production came from the Main Belt and the North Belt where mineralization occurs primarily in steeply dipping, steeply plunging, east trending pyrrhotite rich veins with good grades that averaged 0.46 oz/t gold. The Le Roi, largest of the four contiguous mines of the Main Belt, owned and operated by Cominco Ltd., proved ore to a depth of 750 meters below surface.

Our claims are located in three principal groups: the North Belt (includes the former producing gold mines Iron Colt, Evening Star and Georgia) situated immediately north east and north of Rossland; the South Belt (includes the former producing lead/zinc Blue Bird-Mayflower mine and Home Stake-Gopher gold mines), situated immediately south and southwest of Rossland; the Deer Park Hill group to the southwest of Rossland.

Significantly, today, as a result of exploration and drilling conducted by the predecessor company to Paccom Ventures Inc., it can be demonstrated that historically mined ore containing mainly silver, zinc, lead, gold minerals of the South Belt now appear to represent the upper expressions of a vertically zoned gold-copper vein system existing at depth, like those mined in the Main Belt. Further evidence to support the basis for this finding can be observed in similar zoning patterns evident in other North America intrusion related gold-copper vein deposits.

Widespread and often extensive near surface mineralization has been found for 5 km along the South Belt corridor proximal to and within 500 meters of the southern periphery of the Rossland monzonite intrusion. Confirmation of the long held belief that the silver-zinc-lead rich veins could eventually give way to higher grades and thicker gold-copper bearing shoots within the vein systems, at depth, indicates that significant tonnage may be possible within many persistent veins resident along strike. Paccom's conclusions are derived from exploration results obtained from its deeper drilling underneath several old working in the South Belt that returned good gold values over mineable widths such as **DDH 88-18: 5.7 meters at 36.04 gm/t (18.24 ft of 1.06 oz/t) and DDH 90-3: 3.81 meters at 11.22 gm/t (12.2 ft at 0.33 oz/t).**

As a result of over 66 years of aggregation and consolidation of numerous crown granted mineral claims, fee lands, lease and staked ground Paccom now controls a 100% interest in virtually all the South Belt

structure. A small amount of field work was conducted during the year and the claims remain in good standing.

In December, Paccom announced an option agreement to acquire a 75% interest in the Feni Island gold project in Papua New Guinea. The Feni Island group is located within the "Lihir Corridor" which is an evolving island arc enriched in copper gold values produced by partial melting of a subduction zone in the upper mantle. "Feni Island is recognized as an important site for productive shallow submarine mineralization and occurs as epithermal vein and disseminated stockwork mineralization." (Mark Hannington, Geological Survey of Canada)

A world class example of this process is the Lihir Mine, located along trend to the north of Feni. The Lihir Mine was discovered by Kennecott in the early 80's and has a published resource of more than 42 million contained ounces of gold presently producing at an annual rate of more than 650,000 ozs gold (1.5 g/t cut-off). Gold mineralization is concentrated along permeable feeder zones within areas of widespread, low grade (1-2 g/t) gold mineralization. Importantly, each feeder zone within a mineralizing system has a potential for 1.5 to 3 million oz/t gold if it is located in a permeable host. Spacing between the feeder zones normally varies from 150 to 250 metres.

Early stage exploration at Feni included prospecting, stream and auger sampling, induced polarization geophysical surveying and some drilling at the Kabang and Kabang Extension (188 m of 1.2 g/t Au and 10 m of 5.56g/t Au. To date, 40 separate gold anomalies/occurrences have been identified with widespread low grade and intermittent, medium grade results being obtained by drilling in 1999. At an early stage of development, the Feni Gold Project is a highly attractive target that exhibits many of the characteristics necessary for a Lihir style, multi-million ounce deposit.

In consideration for the option to earn a 75% interest, Paccom has agreed to issue 800,000 shares in stages, payable over three years, including 200,000 shares upon Exchange approval. Carry out minimum exploration expenditures totaling CDN$2,500,000, staged over three years, including a minimum expenditure of $500,000 before June 30th 2004. Paccom Ventures Inc will act as operator

During the past year, our company has gained many new shareholders in both Canada and Europe. In the year ahead, we will be working hard to expose Paccom to many more individuals as we start to implement new exploration programs in both Canada and Papua New Guinea.

Our primary focus for Paccom is to ensure strong asset growth for our shareholders. However, our company's greatest asset continues to be its people. Paccom is directed and managed by a highly qualified team of professionals with essential experience in resource acquisition, exploration and development, corporate finance, marketing, accounting and management. This comprehensive expertise has allowed our Company to adapt quickly to world events and to strategically position the Company to take advantage of opportunity.

Finally, I would like to express my deep appreciation to Mr. Mike Muzylowski, Chairman, together with the other members of our Board of Directors for their guidance and to all our employees, consultants and field operators for their contributions, and to our shareholders for their continued support and belief in the future of Paccom Ventures Inc.

Yours very sincerely,

"Dal Brynelsen"

Dal Brynelsen
President and Chief Executive Officer
May 12, 2003

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF PACCOM VENTURES INC. (the "Company")

TO BE HELD AT SUITE 880 – 609 GRANVILLE STREET. VANCOUVER BRITISH COLUMBIA ON THURSDAY, JUNE 12, 2003, AT 11:00 AM.

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Dal Brynelsen, a Director of the Company, or failing this person, Locke Goldsmith, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

	Resolution	For	Against
1.	To approve Financial Statements		

	Resolution	For	Withhold
2.	To appoint Lancaster & David as Auditors of the Company		
3.	To authorize the Directors to fix the auditors' remuneration		
4.	To approve acts of Directors		
5.	To elect as Director, Dal Brynelsen		
6.	To elect as Director, Locke Goldsmith		
7.	To elect as Director, Mike Muzylowski		
8.	To elect as Director, H. Martyn Fowlds		
9.	To elect as Director, J. Michael Mackey		

	Resolution	For	Against
10.	To determine the number of Directors at 5		
11.	To approve the 2003 Stock Option Plan		
12.	To authorize the Directors to grant, exercise and amend stock options		
13.	To approve that Name Change		
14.	To transact such other business as may properly come before the Meeting		

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Paccom Ventures Inc.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare Trust Company of Canada** by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524

PACCOM VENTURES INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting of the shareholders of Paccom Ventures Inc. (the "Company") will be held at Suite 1020, 510 Burrard Street, Vancouver, British Columbia, on Thursday, June 20, 2002, at 10:00 a.m., for the following purposes:

1. To receive and consider the Report of the Directors.
2. To receive and consider the audited financial statements of the Company for the year ended December 31, 2001, together with the auditors' report thereon.
3. To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.
4. To fix the number of directors for the ensuing year at five.
5. To elect directors for the ensuing year.
6. To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Company's transfer agent, Computershare Investor Services Inc., of 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, at least *48 hours (excluding Saturdays and holidays) before the time of the meeting or adjournment thereof.* Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, this 13th day of May, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

"Dal Brynelsen"

Dal Brynelsen, President

PACCOM VENTURES INC.

INFORMATION CIRCULAR

THIS INFORMATION PROXY CIRCULAR CONTAINS INFORMATION AS AT MAY13, 2002.

I. PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of Paccom Ventures Inc. (the "Company") for use at the Annual General Meeting (the "Meeting") of the shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

II. COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 75% of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or senior officers of the Company. **A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.**

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. **IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION.** The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary acting on behalf of a shareholder. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, COMPUTERSHARE INVESTOR SERVICES INC., OF 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B9, AT LEAST 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF. UNREGISTERED SHAREHOLDERS WHO

RECEIVED THE PROXY THROUGH AN INTERMEDIARY MUST DELIVER THE PROXY IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BY SUCH INTERMEDIARY.

III. REVOCATION OF PROXIES

A shareholder who or an intermediary acting on behalf of a shareholder which has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 1020, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof.

IV. INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors, except that the insiders of the Company, generally, inasmuch as they may be recipients of future options to purchase shares of the Company, approval of which will be sought at the Meeting.

V. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Voting of Common Shares – General

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. There are 3,216,975 common shares issued and outstanding.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold their common shares in their own name. Shareholders who do not hold their common shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If the common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of the Company. Such shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instruments of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.**

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The purpose of the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is limited to instructing the registered shareholders (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically mails a special proxy form to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. **A Beneficial Shareholder receiving a proxy form from IICC cannot use that proxy to vote shares directly at the Meeting – the proxy must be returned to IICC well in advance of the Meeting in order to have the common shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Principal Holders of Common Shares

Only those common shareholders of record on May 13, 2002, will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, no persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

VI. **ELECTION OF DIRECTORS**

The management proposes to nominate the persons named in the following table for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

It is proposed to fix the number of directors at five. This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting.

The following information concerning the proposed nominees has been furnished by each of them.

Name and Present Position	Principal Occupation for Previous Five Years[1]	Shares Owned[2]
DAL BRYNELSEN[3] President and Director	Mining Executive, corporate finance and investment banking executive; director and officer of several public companies	318,500[4]
LOCKE GOLDSMITH[3] Director	Consulting Geologist	308,333[4]
MIKE MUZYLOWSKI[3] Director	Mining Executive and Geologist	Nil
HENRY M. FOWLDS Director	Director of a brokerage firm	Nil
J. MICHAEL MACKEY Nominee Director	Business, financial consultant, lawyer to private industry and officer/director of oil and gas companies listed on North American Exchanges	Nil

(1) Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2) The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of May 13, 2002.

(3) Member of Audit Committee.

(4) The special warrants were issued on February 20, 2001, were automatically converted into 1,230,000 units of the Company on March 6, 2002, with each unit consisting of one common share and one non-transferable share purchase warrant exercisable until February 20, 2003 at a price of $0.15 per share.

The Company does not have an Executive Committee. Pursuant to the provisions of the *Company Act* (British Columbia) the Company is required to have an Audit Committee whose members are indicated above.

Pursuant to Section 111 of the *Company Act* (British Columbia), advance notice of the Meeting was published in The Vancouver Sun on Wednesday, April 26, 2002.

VII. STATEMENT OF EXECUTIVE COMPENSATION

During the financial year ended December 31, 2001, the aggregate direct remuneration paid or payable by the Company to its directors and senior officers was $18,500.

Statement of Executive Compensation

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position of Executive Officer	Fiscal Year Ending	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Granted Under Options/ SARS[1] Granted #	Restricted Shares or Restricted Share Units ($)	LTIP[2] Payouts ($)	All Other Compensation ($)
Dal Brynelsen President[3]	2001	Nil	Nil	Nil	Nil	Nil	Nil	$15,000
	2000	60,000	Nil	Nil	Nil	Nil	Nil	Nil
	1999	60,000	Nil	Nil	Nil	Nil	Nil	Nil
Locke Goldsmith Former President	2001	Nil	Nil	Nil	Nil	Nil	Nil	$3,500
	2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1) "SARS" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3) On June 20, 2001, Mr. Dal Brynelsen was appointed President of the Company and Mr. Locke Goldsmith accordingly resigned as President.

The Company has no long terms incentive plans and in accordance with the instructions contained in Form 41 of the Regulation to the *Securities Act* (British Columbia), the table respecting LTIP awards is not presented.

No pension plans or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Option/SAR Grants During the Most Recently Completed Financial Year

No options were granted to the Named Executive Officer during the most recently completed financial year.

Aggregate Option/SAR Exercises During the Most
Recently Completed Financial Year and Financial Year Option/SAR Values

During the most recently completed financial year ended December 31, 2001, no stock options were exercised by the Named Executive Officer of the Company.

Name of Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARS at Fiscal Year End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options/SARS at Fiscal Year End ($) Exercisable/Unexercisabl e
Dal Brynelsen	Nil	Nil	200,000 Exercisable	Nil

Indebtedness to Company

None of the directors or senior officers of the Company, nor proposed nominees for election as directors of the Company nor associates or affiliates of such persons are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

IX. INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company expect as disclosed herein and as follows:

Pursuant to a private placement completed on March 1, 2001, Dal Brynelsen and Locke Goldsmith, respectively, purchased 313,000 and 208,333 special warrants in the Company at a price of $0.12 per special warrant. Each special warrant is convertible, for no additional consideration, into one common share and one non-transferable share purchase warrant to purchase one additional common share at a price of $0.15 for a 2 year period.

Pursuant to a private placement completed on April 18, 2002, Locke Goldsmith purchased 100,000 units at a price of $0.05 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant, with each warrant exercisable for a period of one year at a price of $0.10 per share.

X. REMUNERATION AND APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Lancaster & David (formerly Labonte David), Chartered Accountants, of Suite 3240, 666 Burrard Street, Vancouver, British Columbia, as auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the directors.

XI. MANAGEMENT CONTRACTS

Currently the Company is not party to any management contracts. During fiscal year ending December 31, 2001, the Company paid management fees in the amount of $18,500 to the former President and the current President of the Company.

Management services for the Company are not, to any material degree, performed by persons other than the senior officers of the Company.

XII. PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

DATED at Vancouver, British Columbia, this 13th day of May, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

"Dal Brynelsen"

Dal Brynelsen, President

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF PACCOM VENTURES INC. (the "Company") TO BE HELD AT SUITE 1020, 510 BURRARD STREET, VANCOUVER, B.C., ON THURSDAY, JUNE 20, 2002, AT 10:00 A.M.

The undersigned Shareholder of the Company hereby appoints, Dal Brynelsen the President of the Company, or failing this person, **Locke Goldsmith**, a director of the Company, or in the place of the foregoing, ______________________ (*please print the name*), as proxyholder for and on behalf of the Shareholder with the power of substitution to attend, act and vote for and on behalf of the Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Shareholder were present at the said Meeting, or any adjournment thereof.

The Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Shareholder as specified herein.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against
1. To fix the number of Directors at five		
	For	Withhold
2. To appoint and remunerate Lancaster & David, Chartered Accountants, as the Company's auditors		
3. To elect as Director – Dal Brynelsen		
4. To elect as Director –Locke Goldsmith		
5. To elect as Director – Mike Muzylowski		
6. To elect as Director – Henry M. Fowlds		
7. To elect as Director – J. Michael Mackey		

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

THIS PROXY FORM MAY NOT BE VALID UNLESS IT IS SIGNED AND DATED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***may not be valid unless it is signed*** by the Shareholder or by his attorney duly authorized by him in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by the Shareholder for the proxyholder to date this proxy on the date on which it is received by Computershare Investor Services Inc.

4. ***A Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may do so as follows:

   (a) ***If the Shareholder is registered as such on the books of the Company***, simply register the Shareholder's attendance with the scrutineers at the Meeting.

   (b) ***If the securities of a Shareholder*** are ***held by a financial institution***, (i) cross off the management appointees' names and insert the Shareholder's name in the blank space provided; (ii) indicate a voting choice for each resolution or, alternatively, leave the choices blank if you wish not to vote until the Meeting; and (iii) sign, date and return the Instrument of Proxy to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions set out on this Instrument of Proxy and the Shareholder's vote will be counted at that time.

5. ***A Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do either of the following:

   (a) ***To appoint one of the management appointees*** named on the Instrument of Proxy, leave the wording appointing a nominee as is, and simply sign, date and return the Instrument of Proxy. Where no choice is specified by a Shareholder with respect to a resolution set out on the Instrument of Proxy, a management appointee acting as proxyholder will vote the securities as if the Shareholder had specified an affirmative vote.

   (b) ***To appoint another person***, who need not be a Shareholder of the Company, to vote according to the Shareholder's instructions, cross off the management appointees' names and insert the Shareholder's appointed proxyholder's name in the space provided, and then sign, date and return the Instrument of Proxy. Where no choice is specified by the Shareholder with respect to a resolution set out on the Instrument of Proxy, this Instrument of Proxy confers discretionary authority upon the Shareholder's appointed proxyholder.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any poll*** of a resolution that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a registered Shareholder has returned the Instrument of Proxy, ***the Shareholder may still attend the Meeting*** and may vote in person should the Shareholder later decide to do so. However, to do so, the Shareholder must record his/her attendance with the scrutineers at the Meeting and revoke the Instrument of Proxy in writing.

To be represented at the Meeting, **this Instrument of Proxy** ***must be RECEIVED*** **at the office of COMPUTERSHARE INVESTOR SERVICES INC. by mail or by fax no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or adjournment thereof.**
The mailing address of Computershare Investor Services Inc. is 2nd Flr, 510 Burrard Street, Vancouver, British Columbia, V6B 3B9 and its fax number is (604) 683-3694.

PACCOM VENTURES INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting of the shareholders of Paccom Ventures Inc. (the "Company") will be held at Suite 1020, 510 Burrard Street, Vancouver, British Columbia, on Wednesday, June 20, 2001, at 10:00 a.m., for the following purposes:

1. To receive and consider the Report of the Directors.

2. To receive and consider the audited financial statements of the Company for the year ended December 31, 2000, together with the auditors' report thereon.

3. To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.

4. To fix the number of directors for the ensuing year at three.

5. To elect directors for the ensuing year.

6. To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Company's transfer agent, Computershare Investor Services Inc., of 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, at least 48 hours (excluding Saturdays and holidays) before the time of the meeting or adjournment thereof. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, this 9th day of May, 2001.

ON BEHALF OF THE BOARD OF DIRECTORS

Locke Goldsmith, President

PACCOM VENTURES INC.

INFORMATION CIRCULAR

THIS INFORMATION PROXY CIRCULAR CONTAINS INFORMATION AS AT MAY 9, 2001.

I. PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of Paccom Ventures Inc. (the "Company") for use at the Annual General Meeting (the "Meeting") of the shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

II. COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 75% of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or senior officers of the Company. **A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.**

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. **IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION.** The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary acting on behalf of a shareholder. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, COMPUTERSHARE INVESTOR SERVICES INC., OF 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B9, AT LEAST 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF. UNREGISTERED SHAREHOLDERS WHO

RECEIVED THE PROXY THROUGH AN INTERMEDIARY MUST DELIVER THE PROXY IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BY SUCH INTERMEDIARY.

III. REVOCATION OF PROXIES

A shareholder who or an intermediary acting on behalf of a shareholder which has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 1020, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof.

IV. INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors, except that the insiders of the Company, generally, inasmuch as they may be recipients of future options to purchase shares of the Company, approval of which will be sought at the Meeting.

V. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Voting of Common Shares – General

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. There are 1,966,975 common shares issued and outstanding.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold their common shares in their own name. Shareholders who do not hold their common shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If the common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of the Company. Such shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instruments of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.**

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The purpose of the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is limited to instructing the registered shareholders (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically mails a special proxy form to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. **A Beneficial Shareholder receiving a proxy form from IICC cannot use that proxy to vote shares directly at the Meeting – the proxy must be returned to IICC well in advance of the Meeting in order to have the common shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Principal Holders of Common Shares

Only those common shareholders of record on May 9, 2001, will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, no persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

VI. ELECTION OF DIRECTORS

The management proposes to nominate the persons named in the following table for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

It is proposed to fix the number of directors at three. This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting.

The following information concerning the proposed nominees has been furnished by each of them.

Name and Present Position	Principal Occupation for Previous Five Years(1)	Shares Owned(2)
LOCKE GOLDSMITH(3) President and Director	President of the Company; Consulting Geologist	208,333(4)
MIKE MUZYLOWSKI Director (3)	Mining Executive	5,000
DAL BRYNELSEN(3) Director	Corporate finance and investment banking executive; director and officer of several public companies	312,500(4)

(1) Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2) The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of April 30, 2001.

(3) Member of Audit Committee.

(4) The special warrants were issued on February 20, 2001, and are exercisable for no additional consideration into an equal number of units of the Company. Each Unit consists of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase an additional common share until February 20, 2003, at a price of $0.15 per share.

The Company does not have an Executive Committee. Pursuant to the provisions of the *Company Act* (British Columbia) the Company is required to have an Audit Committee whose members are indicated above.

Pursuant to Section 111 of the *Company Act* (British Columbia), advance notice of the Meeting was published in The Vancouver Sun on Wednesday, April 25, 2001.

VII. <u>STATEMENT OF EXECUTIVE COMPENSATION</u>

During the financial year ended December 31, 2000, the aggregate direct remuneration paid or payable by the Company to its directors and senior officers was $90,000.

Statement of Executive Compensation

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position of Executive Officer	Fiscal Year Ending	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Granted Under Options/ SARS[(1)] Granted #	Restricted Shares or Restricted Share Units ($)	LTIP[(2)] Payouts ($)	All Other Compensation ($)
Locke Goldsmith President	2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Dal Brynelsen	2000	60,000	Nil	Nil	Nil	Nil	Nil	Nil
Former	1999	60,000	Nil	Nil	Nil	Nil	Nil	Nil
President[(3)]	1998	60,000	Nil	Nil	Nil	Nil	Nil	Nil

(1) "SARS" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3) On December 11, 2000, Mr. Locke Goldsmith was appointed President of the Company and Mr. Dal Brynelsen accordingly resigned as President.

The Company has no long terms incentive plans and in accordance with the instructions contained in Form 41 of the Regulation to the *Securities Act* (British Columbia), the table respecting LTIP awards is not presented.

No pension plans or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Option/SAR Grants During the Most Recently Completed Financial Year

No options were granted to the Named Executive Officer during the most recently completed financial year.

Aggregate Option/SAR Exercises During the Most
Recently Completed Financial Year and Financial Year Option/SAR Values

During the most recently completed financial year ended December 31, 2000, no stock options were exercised by the Named Executive Officer of the Company.

Name of Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARS at Fiscal Year End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options/SARS at Fiscal Year End ($) Exercisable/Unexercisable
Dal Brynelsen	Nil	Nil	31,500 exercisable	Nil

Indebtedness to Company

None of the directors or senior officers of the Company, nor proposed nominees for election as directors of the Company nor associates or affiliates of such persons are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

IX. INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company expect as disclosed herein.

X. REMUNERATION AND APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Lancaster & David (formerly Labonte David), Chartered Accountants, of Suite 3240, 666 Burrard Street, Vancouver, British Columbia, as auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the directors.

XI. MANAGEMENT CONTRACTS

Pursuant to an agreement dated as of November 1, 1994, Mr. Dal Brynelsen agreed to act as President of the Company for an initial period of five years and further one year periods unless terminated. Mr. Brynelsen's agreement terminated upon his resignation as President and a director of the Company on December 11, 2000. Pursuant to an agreement dated as of November 1, 1994, Mr. Frank Roberts agreed to act as Senior Vice President and Chief Financial Officer of the Company for an initial period of five years and further one year periods unless terminated. Effective July 1, 1997, Mr. Roberts agreed to reduce his salary to $2,500 per month.

XII. PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

DATED at Vancouver, British Columbia, this 9th day of May, 2001.

ON BEHALF OF THE BOARD OF DIRECTORS

Locke Goldsmith, President

PACCOM VENTURES INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting of the shareholders of Paccom Ventures Inc. (the "Company") will be held at Suite 1020, 510 Burrard Street, Vancouver, British Columbia, on Monday, June 26, 2000, at 10:00 a.m., for the following purposes:

1. To receive and consider the Report of the Directors.

2. To receive and consider the audited financial statements of the Company for the year ended December 31, 1999, together with the auditors' report thereon.

3. To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.

4. To fix the number of directors for the ensuing year at three.

5. To elect directors for the ensuing year.

6. To consider and, if deemed advisable, pass an ordinary resolution of disinterested shareholders to approve the Company's 2000 stock option plan (the 2000 Plan), subject to regulatory approval, and as more particularly described in the accompanying Information Circular.

7. *To transact such other business as may properly come before the meeting.*

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Company's transfer agent, Montreal Trust Company, of 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, at least 48 hours (excluding Saturdays and holidays) before the time of the meeting or adjournment thereof. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, this 9th day of May, 2000.

ON BEHALF OF THE BOARD OF DIRECTORS

"Dal Brynelsen"

Dal Brynelsen, President

PACCOM VENTURES INC.

INFORMATION CIRCULAR

THIS INFORMATION PROXY CIRCULAR CONTAINS INFORMATION AS AT MAY 9, 2000.

I. PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of Paccom Ventures Inc. (the "Company") for use at the Annual General Meeting (the "Meeting") of the shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

II. COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 75% of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or senior officers of the Company. **A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.**

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. **IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION**. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary acting on behalf of a shareholder. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, MONTREAL TRUST COMPANY, OF 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B9, AT LEAST 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF. UNREGISTERED SHAREHOLDERS WHO RECEIVED

THE PROXY THROUGH AN INTERMEDIARY MUST DELIVER THE PROXY IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BY SUCH INTERMEDIARY.

III. REVOCATION OF PROXIES

A shareholder who or an intermediary acting on behalf of a shareholder which has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 1020, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof.

IV. INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors, except that the insiders of the Company, generally, inasmuch as they may be recipients of future options to purchase shares of the Company, approval of which will be sought at the Meeting.

V. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Voting of Common Shares – General

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. There are 1,966,975 common shares issued and outstanding.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold their common shares in their own name. Shareholders who do not hold their common shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If the common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of the Company. Such shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instruments of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.**

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The purpose of the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is limited to instructing the registered shareholders (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically mails a special proxy form to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. **A Beneficial Shareholder receiving a proxy form from IICC cannot use that proxy to vote shares directly at the Meeting – the proxy must be returned to IICC well in advance of the Meeting in order to have the common shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Principal Holders of Common Shares

Only those common shareholders of record on May 9, 2000, will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, no persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

VI. ELECTION OF DIRECTORS

The management proposes to nominate the persons named in the following table for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

It is proposed to fix the number of directors at three. This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting.

The following information concerning the proposed nominees has been furnished by each of them.

Name and Present Position	Principal Occupation for Previous Five Years (1)	Shares Owned (2)
DAL BRYNELSEN President, Chief Executive Officer and Director (3)	President, Chief Executive Officer and director of the Company; director and officer of a number of public and private companies	6,811 direct
FRANK ROBERTS Director (3)	Director of the Company; Principal of RSM Investor Network Inc.; director and officer of a number of public and private companies	13,525 direct
MIKE MUZYLOWSKI Director (3)	Mining Executive	5,000 direct

(1) Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2) The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of April 30, 2000.

(3) Member of Audit Committee

The Company does not have an Executive Committee. Pursuant to the provisions of the *Company Act* (British Columbia) the Company is required to have an Audit Committee whose members are indicated above.

Pursuant to Section 111 of the *Company Act* (British Columbia), advance notice of the Meeting was published in The Vancouver Sun on Monday, May 1, 2000.

VII. STATEMENT OF EXECUTIVE COMPENSATION

During the financial year ended December 31, 2000, the aggregate direct remuneration paid or payable by the Company to its directors and senior officers was $90,000.

Statement of Executive Compensation

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position of Executive Officer	Fiscal Year Ending	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Granted Under Options/ SARS (1) Granted #	Restricted Shares or Restricted Share Units ($)	LTIP (2) Payouts ($)	All Other Compensation ($)
Dal Brynelsen President	1999	60,000	Nil	Nil	Nil	Nil	Nil	Nil
	1998	60,000	Nil	Nil	Nil	Nil	Nil	Nil
	1997	45,000	Nil	Nil	62,500	Nil	Nil	Nil

(1) "SARS" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

The Company has no long terms incentive plans and in accordance with the instructions contained in Form 41 of the Regulation to the *Securities Act* (British Columbia), the table respecting LTIP awards is not presented.

No pension plans or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Option/SAR Grants During the Most Recently Completed Financial Year

No options were granted to the Named Executive Officer during the most recently completed financial year.

Aggregate Option/SAR Exercises During the Most
Recently Completed Financial Year and Financial Year Option/SAR Values

During the most recently completed financial year ended December 31, 1999, no stock options were exercised by the Named Executive Officer of the Company.

Name of Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARS at Fiscal Year End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options/SARS at Fiscal Year End ($) Exercisable/Unexercisabl e
Dal Brynelsen	Nil	Nil	625,000 exercisable[(1)]	Nil

(1) On April 18, 2000, the Company changed its name and consolidated its common shares on a 10 to 1 basis such that the options held by Mr. Brynelsen as at that date were 62,500.

Indebtedness to Company

None of the directors or senior officers of the Company, nor proposed nominees for election as directors of the Company nor associates or affiliates of such persons are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

IX. INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company.

X. REMUNERATION AND APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Lancaster & David (formerly Labonte David), Chartered Accountants, of Suite 3240, 666 Burrard Street, Vancouver, British Columbia, as auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the directors.

XI. MANAGEMENT CONTRACTS

Pursuant to an agreement dated as of November 1, 1994, Mr. Dal Brynelsen agreed to act as President of the Company for an initial period of five years and further one year periods unless terminated. Effective July, 1997, Mr. Brynelsen agreed to reduce his salary to $5,000 per month. Pursuant to an agreement dated as of November 1, 1994, Mr. Frank Roberts agreed to act as Senior Vice President and Chief Financial Officer of the Company for an initial period of five years and further one year periods unless terminated. Effective July 1, 1997, Mr. Roberts agreed to reduce his salary to $2,500 per month. In other respects, the employment agreements are unchanged. The terms of the employment agreements are identical other than for the amount of salary paid to the individual employees. The employment agreements are still in effect at the reduced salary levels.

XII. PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of 2000 Stock Option Plan

In order to provide incentive to directors, officers, employees, management, and others who provide services to the Company to act in the best interests of the Company, the Company adopted a stock option plan in 1997 and an amendment thereto in 1998 (the "1998 Plan"). The 1998 Plan was approved by shareholders at the Company's annual general meetings held on June 27, 1997 and June 25, 1998. Under the 1998 Plan, a total of 370,000 shares of the Company were reserved for share incentive options to be granted at the discretion of the Company's board of directors to eligible optionees (the "Optionees"). At the date of this Information Circular, a total of 295,000 options were granted under the 1998 Plan, of which 123,000 options are outstanding as of the date hereof. There are currently 75,000 options available for grant under the 1998 Plan. Please note that all figures are shown as post consolidated pursuant to the Company's share consolidated of 10 to 1 common shares which was effective April 18, 2000.

Management seeks shareholder approval for the Company to adopt a new stock option plan (the "2000 Plan") in accordance with and subject to the rules and policies of the Canadian Venture Exchange Inc. (the "CDNX"). The 2000 Plan is being established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby aid the Company in attracting, retaining and encouraging the continued involvement of such persons with the Company. It is proposed that under the 2000 Plan, which will be subject to both shareholder and regulatory approval, the total number of common shares allotted and reserved for future issuance will be equivalent to approximately 20% of the issued and outstanding share capital of the Company as of the Meeting date. Any options currently outstanding shall be included as part of and governed by the 2000 Plan.

The effect of adopting the 2000 Plan, will be to reset the number of options available for grant to be calculated on the basis of the difference between the existing options outstanding as of the date of the Meeting and the amount that is equivalent to 20% of the Company's issued and outstanding shares as of the date of the Meeting (the "Maximum Amount"), as opposed to the difference between the sum of all options previously granted and the Maximum Amount. Accordingly, in the event no further options are exercised before the Meeting and the Company's issued and outstanding shares remain the same, then provided the 2000 Plan is approved by shareholders and accepted for filing by CDNX, there will be approximately 390,000 options available for grant.

Regulatory Requirements

The Company's common shares trade on the CDNX, which requires that listed companies obtain the approval of their members for stock option plans, where it is a share compensation arrangement which, together with all of the Company's other previously established or proposed share compensation arrangements, could result, at any time, in:

(a) the number of shares reserved for issuance pursuant to stock options exceeding 10% of the Company's issued and outstanding share capital; or

(b) the issuance, within a one year period, of a number of shares exceeding 10% of the Company's issued and outstanding share capital.

Disinterested shareholder approval of stock options must be obtained where:

(a) a stock option plan, together with all of the Company's other previously established or proposed stock option grants could result at any time in:

   (i) the number of shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the outstanding issue;

   (ii) the issuance to Insiders, within a one year period of a number of shares exceeding 10% of the outstanding issue; or

   (iii) the issuance to any one Insider and such Insider's associates, within a one year period of a number of shares exceeding 5% of the outstanding issue (the ability to grant in excess of 5% per year to Insiders is restricted to Tier 1 issuers).

(b) the Company is decreasing the exercise price of stock options previously granted to Insiders.

If disinterested shareholder approval is required, the stock option agreement or plan must be approved by a majority of the votes cast by all members at the shareholders' meeting excluding votes attaching to shares owned by:

   (i) Insiders to whom options may be issued under the stock option plan; and
   (ii) associates of persons referred to in item (ii) above.

Non-voting and subordinate voting shares are to be given full voting rights in these circumstances.

The term "Insider" is defined in the *Securities Act* (British Columbia) and generally includes directors, senior officers, the five highest paid employees and holders of greater than 10% of the voting securities of the Company.

For the purpose of the 2000 Plan, the Company's issued and outstanding share capital is determined on the basis of the number of shares that are issued and outstanding immediately prior to the share issuance in question, excluding shares issued pursuant to share compensation arrangements over the preceding one year period.

The Company's Insiders will participate in the Company's 2000 Plan. While it is not expected that Insiders, as a group, will necessarily acquire the majority of shares allocated under the 2000 Plan, it is possible that this could happen.

The number of shares that will be reserved for issuance under the new 2000 Plan may exceed 10% of the Company's issued and outstanding share capital. Accordingly, management will ask disinterested shareholders to approve the new 2000 Plan (see "Disinterested Shareholder Approval" below).

Terms of 2000 Plan

A full copy of the 2000 Plan will be available at the Meeting for review by members. Also, members may obtain copies of the 2000 Plan from the Company prior to the Meeting on request. The following is a summary of the 2000 Plan:

The 2000 Plan will terminate when all of the options have been granted or when the 2000 Plan is otherwise terminated by the Company. Any options outstanding when the 2000 Plan is terminated will remain in effect until they are exercised or they expire.

The 2000 Plan provides that stock options can be issued to directors, senior officers, employees, full-time dependent contractors, part-time dependent contractors and consultants of the Company or any of its affiliates or subsidiaries or to employees of companies providing management or administrative services to the Company.

The 2000 Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts.

Options granted under the 2000 Plan will be for a term not to exceed 5 years from the date of their grant unless the Company is categorized as a Tier 1 issuer, in which case the maximum term will be not more than 10 years from the date of grant. The options will be non-assignable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death.

All stock options and any shares issued on the exercise of stock options will be legended with a four month hold period from the date the stock options are granted.

As the number of options granted by the Company will likely exceed 10% of the Company's issued and outstanding shares, options granted under the terms of the 2000 Plan will be exercisable at a price which is not less than the Discounted Market Price (which is the market price less a discount of 25% for a closing price of up to $0.50, a discount of 20% for a closing price of $0.51 to $2.00, and a discount of 15% for a closing price above $2.00, subject to a minimum of $0.10 and to certain exemptions described in the CDNX policy manual). Options granted to a person who is engaged in investor relations activities will expire within a maximum of 30 days after the Optionee ceases to be employed and options granted to all other persons will expire within a maximum of 90 days from the date the Optionee ceases to hold their position or office.

For as long as the Company is categorized as a Tier 2 issuer, stock options granted under the 2000 Plan will be subject to vesting provisions over a period of not less than 18 months.

All of the other provisions described in this Information Circular regarding the CDNX's policy in respect of stock options are incorporated in the 2000 Plan.

The Company will not issue shares pursuant to options granted under the 2000 Plan until the shares have been fully paid for. The Company will <u>not</u> provide financial assistance to option holders to assist them in exercising their options.

Disinterested Shareholder Approval

To meet all of the requirements of the CDNX (see "Regulatory Requirements" above), the Company must obtain the approval of its disinterested shareholders by putting the proposal to establish the 2000 Plan to the members for a vote.

For the purposes of the vote, all of the Company's directors and its officers shall be considered Insiders, such that they and their associates may not vote on the matter.

Recommendation

The Company is of the view that the 2000 Plan provides the Company with the flexibility necessary to attract and maintain the services of senior executives and other employees in competition with other businesses in the industry. Directors shall also have the authority to amend the 2000 Plan to reduce, but not increase, the benefits to its participants if in their discretion it is necessary or advisable in order to obtain any necessary regulatory approvals. If shareholders do not approve the 2000 Plan, the Company will continue to grant options under the 1998 Plan.

<u>Other Matters</u>

The management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the

Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

DATED at Vancouver, British Columbia, this 9th day of May, 2000.

ON BEHALF OF THE BOARD OF DIRECTORS

"Dal Brynelsen"

Dal Brynelsen, President

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF PACCOM VENTURES INC. (the "Company") TO BE HELD AT SUITE 1020, 510 BURRARD STREET, VANCOUVER, B.C., ON MONDAY, JUNE 20, 2001, AT 10:00 A.M.

The undersigned Shareholder of the Company hereby appoints Locke Goldsmith, the President of the Company, or failing this person, **Dal Brynelsen**, a director of the Company, or in the place of the foregoing, ______________________ (*please print the name*), as proxyholder for and on behalf of the Shareholder with the power of substitution to attend, act and vote for and on behalf of the Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Shareholder were present at the said Meeting, or any adjournment thereof.

The Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Shareholder as specified herein.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against
1. To fix the number of Directors at three		
	For	Withhold
2. To appoint and remunerate Lancaster & David, Chartered Accountants, as the Company's auditors		
3. To elect as Director – Locke Goldsmith		
4. To elect as Director – Dal Brynelsen		
5. To elect as Director – Mike Muzylowski		

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

THIS PROXY FORM MAY NOT BE VALID UNLESS IT IS SIGNED AND DATED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***may not be valid unless it is signed*** by the Shareholder or by his attorney duly authorized by him in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by the Shareholder for the proxyholder to date this proxy on the date on which it is received by Computershare Investor Services Inc.

4. ***A Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may do so as follows:

   (a) ***If the Shareholder is registered as such on the books of the Company***, simply register the Shareholder's attendance with the scrutineers at the Meeting.

   (b) ***If the securities of a Shareholder*** are ***held by a financial institution***, (i) cross off the management appointees' names and insert the Shareholder's name in the blank space provided; (ii) indicate a voting choice for each resolution or, alternatively, leave the choices blank if you wish not to vote until the Meeting; and (iii) sign, date and return the Instrument of Proxy to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions set out on this Instrument of Proxy and the Shareholder's vote will be counted at that time.

5. ***A Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do either of the following:

   (a) ***To appoint one of the management appointees*** named on the Instrument of Proxy, leave the wording appointing a nominee as is, and simply sign, date and return the Instrument of Proxy. Where no choice is specified by a Shareholder with respect to a resolution set out on the Instrument of Proxy, a management appointee acting as proxyholder will vote the securities as if the Shareholder had specified an affirmative vote.

   (b) ***To appoint another person***, who need not be a Shareholder of the Company, to vote according to the Shareholder's instructions, cross off the management appointees' names and insert the Shareholder's appointed proxyholder's name in the space provided, and then sign, date and return the Instrument of Proxy. Where no choice is specified by the Shareholder with respect to a resolution set out on the Instrument of Proxy, this Instrument of Proxy confers discretionary authority upon the Shareholder's appointed proxyholder.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any poll*** of a resolution that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a registered Shareholder has returned the Instrument of Proxy, ***the Shareholder may still attend the Meeting*** and may vote in person should the Shareholder later decide to do so. However, to do so, the Shareholder must record his/her attendance with the scrutineers at the Meeting and revoke the Instrument of Proxy in writing.

To be represented at the Meeting, **this Instrument of Proxy *must be RECEIVED* at the office of COMPUTERSHARE INVESTOR SERVICES INC. by mail or by fax no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or adjournment thereof.**
The mailing address of Computershare Investor Services Inc. is 2nd Flr, 510 Burrard Street, Vancouver, British Columbia, V6B 3B9 and its fax number is (604) 683-3694.

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF PACCOM VENTURES INC. (the "Company") TO BE HELD AT SUITE 1020, 510 BURRARD STREET, VANCOUVER, B.C., ON MONDAY, JUNE 26, 2000, AT 10:00 A.M.

The undersigned Shareholder of the Company hereby appoints Dal Brynelsen, the President of the Company, or failing this person, **Frank Roberts**, a director of the Company, or in the place of the foregoing, ______________________ (*please print the name*), as proxyholder for and on behalf of the Shareholder with the power of substitution to attend, act and vote for and on behalf of the Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Shareholder were present at the said Meeting, or any adjournment thereof.

The Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Shareholder as specified herein.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against
1. To fix the number of Directors at three		
2. To pass an ordinary resolution of disinterested shareholders to approve the Company's new stock option plan (the 2000 Plan)		
	For	Withhold
3. To appoint and remunerate Lancaster & David, Chartered Accountants, as the Company's auditors		
4. To elect as Director – Dal Brynelsen		
5. To elect as Director – Frank Roberts		
6. To elect as Director – Mike Muzylowski		

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

THIS PROXY FORM <u>MAY NOT BE VALID UNLESS</u> IT IS <u>SIGNED AND DATED</u>. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***may not be valid unless it is signed*** by the Shareholder or by his attorney duly authorized by him in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by the Shareholder for the proxyholder to date this proxy on the date on which it is received by Montreal Trust Company of Canada.

4. ***A Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may do so as follows:

   (a) ***If the Shareholder is registered as such on the books of the Company***, simply register the Shareholder's attendance with the scrutineers at the Meeting.

   (b) ***If the securities of a Shareholder*** are ***held by a financial institution***, (i) cross off the management appointees' names and insert the Shareholder's name in the blank space provided; (ii) indicate a voting choice for each resolution or, alternatively, leave the choices blank if you wish not to vote until the Meeting; and (iii) sign, date and return the Instrument of Proxy to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions set out on this Instrument of Proxy and the Shareholder's vote will be counted at that time.

5. ***A Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do either of the following:

   (a) ***To appoint one of the management appointees*** named on the Instrument of Proxy, leave the wording appointing a nominee as is, and simply sign, date and return the Instrument of Proxy. Where no choice is specified by a Shareholder with respect to a resolution set out on the Instrument of Proxy, a management appointee acting as proxyholder will vote the securities as if the Shareholder had specified an affirmative vote.

   (b) ***To appoint another person***, who need not be a Shareholder of the Company, to vote according to the Shareholder's instructions, cross off the management appointees' names and insert the Shareholder's appointed proxyholder's name in the space provided, and then sign, date and return the Instrument of Proxy. Where no choice is specified by the Shareholder with respect to a resolution set out on the Instrument of Proxy, this Instrument of Proxy confers discretionary authority upon the Shareholder's appointed proxyholder.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any poll*** of a resolution that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a registered Shareholder has returned the Instrument of Proxy, ***the Shareholder may still attend the Meeting*** and may vote in person should the Shareholder later decide to do so. However, to do so, the Shareholder must record his/her attendance with the scrutineers at the Meeting and revoke the Instrument of Proxy in writing.

To be represented at the Meeting, **this Instrument of Proxy *must be RECEIVED* at the office of MONTREAL TRUST COMPANY OF CANADA by mail or by fax no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or adjournment thereof.**
The mailing address of Montreal Trust Company of Canada is 2nd Flr, 510 Burrard Street, Vancouver, British Columbia, V6B 3B9 and its fax number is (604) 683-3694.

E.

ANNUAL INFORMATION FORM

PACCOM VENTURES INC.

ANNUAL INFORMATION FORM

PACCOM VENTURES INC.
(the "Issuer")

ANNUAL INFORMATION FORM
for its financial year ended December 31, 2002

June 12, 2003

TABLE OF CONTENTS

ITEM 1: PRELIMINARY NOTES - Incorporate of Financial Statements

Incorporation of Financial Statements and Information Circular attached to and forming part of this annual information form (the "Annual Information Form" or the "AIF") is the audited consolidated financial statements for the Issuer for the fiscal year ended December 31, 2002, together with the auditor's report thereon, and the most recent Information Circular of the Issuer dated May 12, 2003. All financial information contained in this Annual Information form is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").

All information in this AIF is as of December 31, 2002, unless otherwise indicated. All currency amounts in this AIF are in Canadian dollars, unless otherwise indicated.

ITEM 2: CORPORATE STRUCTURE

Name and Incorporation

The Issuer was incorporated under the *Company Act* (British Columbia) on August 11, 1978 under the name Lightning Minerals Inc. On September 2, 1988, the Issuer changed its name to Vangold Resources Inc., concurrently consolidated its issued and authorized capital on a four old shares for one new share basis, and increased its authorized capital to 20,000,000 common shares without par value, On March 4, 1994, the Issuer changed its name to Pacific Vangold Mines Ltd., concurrently consolidated its issued and authorized capital on three old shares for one new share basis, and increased its authorized capital to 100,000,000 common shares without par value. On June 25, 1998, the Issuer adopted and filed new Articles of Incorporation. On April 18, 2000, the Issuer changed its name to Paccom Ventures Inc., concurrently consolidated its issued and authorized capital on a ten old shares for one new share basis, and increased its authorized capital to 100,000,000 common shares without par value.

The principal place of business and the records office of the Issuer is Suite 880 – 609 Granville Street, Vancouver, BC, Canada, V7Y 1G5 and its registered office is located at Suite 1200 – 999 West Hastings Street, Vancouver, BC V6C 2W2.

The Issuer is a "reporting issuer" as that term is defined by the British Columbia and Alberta *Securities Acts*. The common shares of the Issuer have not been registered under *the U.S. Securities Exchange Act* of 1933, as amended and the Issuer does not file periodic reports with the U.S. Securities and Exchange Commission pursuant ot the requirements of Section 13 or 15(d) of the *U.S.. Securities Exchange Act* of 1934.

Intercorporate Relationships

As at December 31, 2002 the Issuer was the beneficial owner of 100% of the voting securities of the following corporations:

Name of Subsidiary	Place of Incorporation
Corning Energy, Inc	Nevada

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

3.1 General

The Issuer is engaged in the business of the exploration and development of petroleum, natural gas and mineral resource properties. The Issuer has focused its exploration activities on precious metals. It holds an extensive land position in the historic Rossland mining camp. The Issuer's natural gas exploration is conducted at the East Corning field in the northern portion of the Sacramento Basin of California. Subsequent to the last financial year end, the Issuer announced an option agreement to acquire a 75% interest in the Feni Island gold project in Papua New Guinea. The Issuer has financed its activities with the proceeds from the sale of shares and through revenues from its oil and gas interests.

During the 2003 financial year, with respect to its oil and gas interests, the Issuer expects to pursue its strategy of increasing cash flow by participating in additional low risk wells in the same region. These will be financed by current revenues from existing wells. Regarding its properties in Rossland, the Issuer intends to commence a series of drill holes as recommended in the Review of Information and Proposed Diamond Drilling Program Evening Star Mineral Claim Rossland, B.C. Trail Creek Mining Division, by Chris J. Sampson, P. Eng.

Rossland Property

The claims located in Rossland, British Columbia are in three principal groups: North Belt includes the former producing gold mines Iron Colt, Evening Star and Georgia situated immediately northeast and north of Rossland; South Belt (includes the former producing lead/zinc Blue-Mayflower mine and Homestake-Gopher gold mines), situated immediately south and southwest of Rossland; Deer Park Hill group to the southwest of Rossland. The Issuer's properties contain a number of old pits, shafts, adits and other workings which explored and developed numerous gold occurrences. A small amount of field work was conducted during 2002 and the claims are in good standing.

The Issuer has a 100% interest in eight mineral claims in the North Belt Property, Trail Mining Division, in British Columbia, of which five are subject to a 2% net smelter royalty ("NSR"). The issuer also owns a 100% interest in 66 mineral claims in the South Belt Property also in the Trail Mining Division in British Columbia subject to a 2% NSR royalty. There is currently a dispute before the Supreme Court of British Columbia in respect of the Gertrude Mineral Claim, Tenure number 392395 to set aside the Order of the Gold Commissioner dated November 19, 2002.

East Corning Property

The Issuer, in participation with Olympic Resources (Arizona) Ltd. ("Olympic") has drilled six producing wells with monthly production achieving 5.5 MMCFD at the peak. Due to the inherent nature of natural gas well production, actual monthly production can vary substantially due to reservoir characteristics, pipeline capacity delays and other factors

beyond the control of the Issuer. As a result the Issuer can not accurately project future production rates.

Feni Project, Papua New Guinea

The Issuer has entered into an option agreement to acquire a 75% interest in the Feni Island gold project in Papua New Guinea with New Guinea Gold Corporation ("NGG"). The Feni islands consist of two islands, Ambitle and Babase. In accordance with the option agreement, over the next 12 months the Issuer will participate in an exploration program that will require spending $250,000 and issuing 200,000 shares to NGG. The Issuer intends to fund this program through its present working capital, the revenues from its oil and gas interests and by the sale of its shares.

3.2 Significant Acquisitions and Significant Dispositions

The Issuer's significant acquisitions and dispositions during the last financial year and to the date of this Annual Information Form are as follows:

On February 20, 2002 issued 1,250,000 Special Warrants at $0.12 per Special Warrant for total proceeds of $150,000.

On April 15, 2002 entered into an Agreement with Olympic Resources (Arizona) Ltd. ("Olympic") to participate in drilling up to six natural gas wells located in Tehama County, California known as the East Corning Property. The Issuer to earn a 2.025% undivided interest in one Well and a 3.75% undivided interest in each of the remaining wells by contribution 2.7% of the costs of one well, and 5% of the costs of the remaining wells. The Issuer paid an additional amount of US$8,100 to participate in one well, and a fee of US$15,000 for each five remaining wells that it elects to participate, in order to offset lease cost and seismic costs. Due to the success of the drilling program nine wells have been completed successfully (the Issuer's share of sales from production is listed below). The 5% working interest in the East Corning property consists of 6,500 acres in oil and gas leases.

On April 18, 2002, the Issuer issued 1,800,000 Units at $0.05 per Unit for total proceeds of $90,000. The proceeds were used for exploration on the East Corning Property and for general working capital.

On July 31, 2002 the Issuer issued 547,543 shares for debt at a deemed price of $0.10 per share to settle debts in the amount of $54,754.

On August 12, 2002 the Issuer entered into an agreement to sell a portion of land, the Silverine claim, held in Rossland as part of the North Belt Property for proceeds of $41,850 net of commissions.

On August 14, 2002 the Issuer entered into an agreement with Olympic Resources Ltd. whereby 60% of the net cash flow payable to the Issuer from the six wells in California (of which five were drilled to date) will be paid to Fraser & Company until such time as US$60,000 has been paid. The proceeds paid to Fraser & Company will be used to pay down a series of loans entered into on August 15, 2002.

On August 15, 2002 the Issuer entered into a series of loan agreements for total proceeds of approximately CDN$95,000.

On September 24, 2002 the Issuer issued 159,333 shares at a price of $0.12 per share as bonus shares pursuant to the loan agreements entered into on August 15, 2002.

On September 27, 2002 lenders of the loan agreements dated August 15, 2002 agreed to extend the loans to Jan 2, 2004.

On October 22, 2002, the Issuer issued 1,540,000 Special Warrants at a price of $0.10 per Special Warrant for total proceeds of $154,000.

On December 19, 2002, the Issuer issued 917,000 Special Warrants at a price of $0.10 per Special Warrant for total proceeds of $91,700.

On February 14, 2003, the Issuer announced it entered into an option agreement with New Guinea Gold Corp. to option a 75% undivided interest in the Feni Gold Project located in New Ireland Province 160 km east of Rabaul, Papua New Guinea.

On February 20, 2003, the Issuer issued 1,250,000 shares at a price of $0.15 per share for total proceeds of $187,000 to holders of share purchase warrants.

On February 24, 2003 the Issuer entered into an agreement with Michael Ellis Butorac, Executor of the Estate of Muriel Butorac for the transfer of a mineral property located in the Trail Creek Mining Division in BC. The Issuer has agreed to pay Butorac a total of 100,000 common shares upon closing and pay a 5% net smelter return royalty on all production. (Not yet announced – Confidential Material Change Report filed with BCSC).

On March 12, 2003, lenders of the loan agreements dated August 15, 2002 agreed to extend the loans to July 2, 2004. $85,000 remains to be paid.

On April 21, 2003, the Issuer issued 166,666 shares at a price of $0.16 per share to a director of the Issuer pursuant to a private placement.

On April 22, 2003 the Issuer issued a total of 1,800,000 shares at a price of $0.10 per share pursuant to the exercise of warrants pursuant to a private placement of special warrants.

On April 24, 2003 the Issuer issued a total of 100,000 shares at a price of $0.21 pursuant to its agreement with the Estate of Murial Butorac.

The Issuer entered into an agreement dated for reference the April 24, 2003 with Teck Cominco Metals Ltd. for the purchase of 9 Crown granted mineral claims (undersurface mining rights only) located in the Trail Creek Mining Division, British Columbia.

ITEM 4 DESCRIPTION OF BUSINESS – Mineral and Gas Projects

4.1 Description and Location of Properties

Rossland Property

The Rossland mining camp is the second largest of British Columbia's major gold mining districts with over 3 million ounces (85,000 kilograms) of gold and 3.5 million ounces (100,000 kilograms) of silver produced between 1894 and 1941. Precious and base metal veins in the camp are developed almost exclusively around the periphery of the Rossland monzonite. 97.9% of the early gold production came from the Main Belt and the North Belt where mineralization occurs primarily in steeply dipping, steeply plunging, east trending pyrrhotite rich veins with gold grades that averaged 0.46 oz/t gold. The Le Roi, largest of the four contiguous mines of the Main Belt, owned and operated by Cominco Ltd., proved ore to a depth of 750 meters below surface.

As a result of exploration and drilling conducted by the predecessor company to Paccom Ventures Inc., it can be proposed that previously mined ore containing mainly silver, zinc, lead, and some gold mineralization in the South Belt appears to represent the upper expression of a vertically zoned gold-copper vein system which may exist at depth, like those mined in the Main Belt. Further evidence to support the basis for this finding can be supported by observations in similar zoning patterns evident in other North America intrusion related gold-copper vein deposits.

Near surface mineralization has been found for 5 km along the South Belt corridor proximal to and within 500 meters of the southern periphery of the Rossland monzonite intrusion. Confirmation of the long held belief that the silver-zinc-lead rich veins could eventually give way to higher grades and thicker gold-copper bearing shoots within the vein systems, at depth, indicates that significant tonnage may be possible. The Issuer's conclusions are derived from exploration results obtained from its deeper drilling underneath several old working in the South Belt that returned good gold values over mineable widths such as DDH 88-18: 5.7 meters at 36.04 gm/t (18.24 ft of 1.06 oz/t) and DDH 90-3: 3.81 meters at 11.22 gm/t (12.2 ft at 0.33 oz/t).

As a result of over 66 years of aggregation and consolidation of numerous crown granted mineral claims and staked ground the Issuer now controls a 100% interest in virtually all the South Belt structure. A small amount of field work was conducted during the year and the claims remain in good standing.

There is presently a dispute before the Supreme Court of British Columbia whereby the Issuer has applied to the Court for an order to set aside the Order of the Gold Commissioner dated November 19, 2002 and allowing the appeal therefrom, in the matter of Tenure Number 392395 Trail Creek Mining Division File No. 13825-02 1256 and to declare the Mineral Claim 392395 is a valid and subsisting mineral claim. The Issuer maintains that the claim was staked by Locke Goldsmith on March 27, 2002 and sold thereafter to the Issuer and is therefore a valid and existing claim owned by the Issuer. Since this claim represents a small portion of the Issuer's overall holdings in Rossland, the Issuer does not consider the dispute to be material.

Information on the Rossland Property has been obtained from a National Instrument 43-101F1 technical report entitled Review of Information and Proposed Diamond Drilling Program Evening Star Mineral Claim, Rossland, Area, B.C. Trail Creek Mining Division by Chris J. Sampson, P. Eng., dated November 14, 2002 (the "Report"). Following is the Report as reproduced in its entirety.

SUMMARY

Paccom Ventures Inc. owns the Evening Star mineral claim, which is located approximately 4 km by road north of the community of Rossland, B.C., in the sector of the mining camp that is known as the North Belt. The southwesterly trending mineralized shear zone on the claim cuts volcanics, volcanic sediments, and monzonite. Geological conditions which influence the localization of higher grade intervals of gold mineralization are not clearly understood; either silicification or increased sulphide content may or may not contain elevated gold values. Gold deposits have been mined of the property from the northeastern and central portions of the shear zone. At present there are no mining operations being conducted on the property.

Several exploration drill holes that have intersected the shear zone southwesterly from the sectors that have been mined contain potentially economic widths and grades of gold mineralization. A program of approximately 200 metres of surface diamond drilling in two or three holes is recommended to test the shear zone to the southwest of the last intersection. A budget of $21,275 should be available for the next Phase. A budget of $55,000 might be required in a subsequent Phase if encouraging results are obtained, for a total of $76,275 in two Phases.

INTRODUCTION AND TERMS OF REFERENCE

(a) The author was requested by a director of Paccom Ventures Inc. to review the available information, prepare a report; and if warranted plan and recommend a program of work to explore the mineral potential of the western extension of a zone that had been intersected previously in three drill holes on the Evening Star claim.

(b) The report was intended to summarize data obtained from three phases of drilling and from examination of underground workings on the Monte Cristo claim which is adjacent to the western edge of the Evening Star claim, and to determine if potential to locate economic mineral deposits could exist on the property.

(c) Sources are listed in the References section. Sampson (1994) and Paccom Ventures Inc. maps and drill logs provided most of the information.

(d) The qualified person who is the author of this report has been on the property numerous times, beginning in 1982. The area of the proposed drill sites has been examined and considered to have suitable access and topography. In the files of the company there are many reports and maps which contain information concerning other sectors of the large property but which are not relevant to this study.

DISCLAIMER

Background data, including general geology, economic geology, and mineral zonation which have been incorporated into reports that have been written by qualified persons cannot be considered to have been documented originally by qualified persons, as defined in Companion Policy 43-101.CP, Part 3.2. Of the listed sources in the Reference only the reviews by Hogg, G.M., P.Eng., 1989 (two reports), and Sampson, C.J., P.Eng., 1982, 1984, 1986, 1990, 1994, would be considered to have been written by qualified persons for reliance on information for purposes of this report. Thus the author of this report disclaims responsibility for the correctness of all other information which is contained in the remainder of the references.

PROPERTY DESCRIPTION AND LOCATION

(a) The area of the property is approximately 1203 hectares (2963 acres, composed of 577 hectares (1422 acres) of Crown Granted Mineral Claims, 47 hectares (115 acres) of Reverted Crown Granted Mineral Claims, and 579 hectares (1426 acres) of Located Mineral Claims.

(b) The property is located in the historic mining camp of Rossland, B.C., Canada, latitude 49°05.5'N, longitude 117°47.5'W.

(c) The property consists of 52 Crown Granted Mineral Claims, 4 Reverted Crown Granted Mineral Claims, and 26 Located Mineral Claims. Pacific Vangold Resources Inc., Conqueror Holdings Ltd., and Antelope Resources Limited are predecessor companies to Paccom Ventures Inc. Claims in the name of M.E. Butorac were the subject of an option from Butorac to Paccom Ventures Inc. which was fully completed and exercised but titles have yet to be transferred. The claims form 6 groups.

(d) The issuer's titles to the property are held as Crown Granted Mineral Claims, Reverted Crown Granted Mineral Claims, or Located Mineral Claims, as listed in Table 1. No surface rights are owned.

The fifty-two Crown Granted Mineral Claims are subject to yearly tax which has been constant at $837.55/year. Receipts in the author's file show that yearly taxes for 2002 have been paid to the Province of British Columbia, Mineral, Oil and Gas Revenue Branch, and that no taxes are in arrears.

The four Reverted Crown Granted Mineral Claims require a yearly assessment work expenditure of $200 per claim or the equivalent cash in lieu paid to the Minister of Finance for British Columbia. Current expiry dates are listed in Table 1. The four claims are in good standing, the earliest expiry date being January 23, 2005.

The twenty-six located claims require a yearly assessment work expenditure of $100/unit for the first three years and $200/unit for the subsequent years or the equivalent cash in lieu paid to the Minister of Finance for British Columbia. Current expiry dates are listed in Table 1. Two claims totalling 8 units are in their first year after staking, and therefore can have assessment work to the value of $800 or cash in lieu applied for each of the next 3 years. The remainder of the Located Mineral Claims are in good standing for various lengths of time, the earliest expiry date being January 25, 2005.

Fig 1.


N
B R I T I S H
C O L U M B I A
Rossland Property
Queen Charlotte Islands
Vancouver Island
UNITED STATES

PACCOM VENTURES INC.

ROSSLAND AREA, B.C.
TRAIL CREEK MINING DIVISION

LOCATION MAP

To accompany report by:
CHRIS J. SAMPSON, P.Eng.
Consulting Geologist

NOVEMBER 2002

FIGURE 1

Table 1. Mineral Claim Data
Trail Creek Mining Division
Rossland, B.C.

CROWN GRANTED MINERAL CLAIMS

Registered Owner	Lot No.	Hectares	Claim Name
Pacific Vangold Resources Inc.	732	17.26	Silverine
Conqueror Holdings Ltd., & Antelope Resources Limited	457	4.27	Tourmaline
"	531	12.66	Paris Belle
"	936	8.04	Homestake
"	953	12.69	Phoenix
"	987	20.36	Celtic Queen
"	995	15.78	Monday
"	998	19.51	Derby
"	1047	14.16	Hattie Brown
"	1050	7.53	Gopher
"	1052	4.81	Lily May
"	1058	15.23	Fairview
"	1059	8.22	Black Horse
"	1080	1.17	Little Jack Fraction
"	1208	16.02	St. Paul
"	1213	12.28	Venus
"	1227	13.26	Badger
"	1232	5.58	Green Crown
"	1233	14.04	Young America
"	1274	18.01	Mayflower No.2
"	1282	16.66	Consolation
"	1283	9.40	Camp Bird
"	1292	20.90	Robert E. Lee
"	1293	13.09	Maid Of Erin
"	1339	18.51	Rainy Day
"	1349	18.15	Golden Dawn
"	1493	17.81	Rhoderick Dhu
"	1506	14.02	Alfe
"	1508	12.53	Richmond
"	1728	10.32	Tuesday
"	1615	9.19	Red Eagle
"	1694	5.35	Modena
"	1821	9.61	Black Rock

Crown Granted Mineral Claims (*continued*)

Registered Owner	Lot No.	Hectares	Claim Name
"	2520	4.01	Spitzee Fraction
"	2980	6.25	Esmeralda Fraction
"	3297	12.60	Fool Hen
"	3296	4.59	Tat Fraction
"	4920	3.57	Ella Fraction
"	11468	6.95	Alcome Fraction
"	11475	4.49	St. Peter Fraction
"	13116	5.83	Snowflake Fraction
"	13117	10.63	Friday
"	1053 }	31.40	Bluebird Production Area
"	1210		
Michael Ellis Butorac	729	4.03	La Belle
"	801	7.43	Evening Star
"	1127	12.50	Eden
"	1212	11.86	April Fool
"	1280	20.83	Blue Elephant
"	1689	6.50	St. Charles
"	1690	6.91	Joker
"	4666	0.53	Georgia Fraction

REVERTED CROWN GRANTED MINERAL CLAIMS

Registered Owner	Tenure No.	Hectares	Units (approx.)	Claim Name	Expiry Date
Paccom Ventures Inc.	257470	15.43	1	Georgia	2007/08/25
"	257709	10.96	1	White Swan	2005/04/22
"	257611	12.18	1	Hattie	2005/01/23
" (50%)	257478	8.12	1	Iron Colt	2006/03/23

LOCATED MINERAL CLAIMS

Registered Owner	Tenure No.	Hectares	Units (approx.)	Claim Name	Expiry Date
Paccom Ventures Inc.	343450	25.0	1	PVM 1	2005/02/16
"	343451	7.4	1	PVM 2	"
"	343452	17.0	1	PVM 3	"
"	343453	16.0	1	PVM 4	"
"	315644	285.0	15	Golf	2005/02/05
"	326536	2.5	1	Hawthorne #1	2005/06/02
"	326537	7.0	1	" # 2	"
"	326538	22.5	1	" # 3	"
"	326539	8.0	1	Hawthorne # 4	"
"	326540	6.7	1	" # 5	"
"	257762	0.2	1	Antelope 40 Fract.	2007/10/18
"	257646	12.5	1	" 1	2005/07/08
"	257647	7.6	1	" 2	"
"	257648	1.0	1	" 3	"
"	257649	1.0	1	" 4	"
"	257686	22.0	1	" 16	"
"	257688	8.5	1	" 18	"
"	326598	15.0	1	Wild Rose #1	2005/06/04
"	326597	18.5	1	Jack # 1 "	
"	326766	9.0	1	Eden Fraction	"
"	326767	6.0	1	Sage Fraction	"
"	257690	16.0	1	" 11	"
"	257692	16.0	1	" 12	"
"	392395	32.0	4	Gertrude	2003/03/27
"	397390	3.0	4	Gert	2003/10/13

Fig 3


Evening Star
Main Vein and Shear Zone
Proposed
drill holes
Proposed DDH
03-01
Monte Cristo
elev.
3996'
dump

PACCOM VENTURES INC.

DIAMOND DRILL LOCATION PLAN
EVENING STAR & GEORGIA CLAIM AREAS
NORTH BELT, ROSSLAND AREA, B.C.

To accompany report by:

CHRIS J. SAMPSON, P.Eng.
Consulting Geologist

0 12.5 25 50 100
METRES

FIGURE 3

NOVEMBER 2002

Table 2. Diamond Drill Hole Data, Evening Star Claim

All holes drilled from surface. Core size: NQ.
Coordinates for holes 89-86, 89-91 to 89-99 inclusive, 89-105, and 89-106 are from a different coordinate system than the remainder of the holes.

Hole No.	Coordinates metres		Elevation Metres	Dip Degrees		Azimuth degrees	Length metres
	E/W	M/S		Collar	End		
88-27	198W	133N	1,252	-90		vert	196.3
88-28	190W	104N	1,256	-60	-64	120	78.0
88-29	177W	97N	1,258	-60	-63	120	90.2
88-30	193W	85N	1,256	-60	-64	120	81.1
88-31	182W	118N	1,256	-60	-64	120	87.2
88-32	115W	267N	1,268	-78	-80	93	200.3
88-35	203W	113N	1,254	-60	-65	120	86.6
88-37	195W	126N	1,254	-60	-66	120	80.7
88-39	209W	131N	1,261	-60	-64	120	102.11
88-41	216W	118N	1,264	-60	-66	120	93.57
88-43	223W	139N	1,263	-60	-63	120	150.88
88-45	171W	109N	1,258	-60	-66	120	57.30
88-47	243W	65N	1,274	-60	-64	160	59.74
88-49	248W	80N	1,276	-60	-64	160	89.31
88-50	178W	44N	1,260	-60	-65	160	102.41
88-51	172W	30N	1,259	-60	-67	160	128.02
88-52	163W	122N	1,256	-60	-64	120	108.20
88-53	176W	129N	1,257	-60	-64	120	120.40
88-54	189W	136N	1,258	-60	-64	120	102.41
88-56	186W	24N	1,260	-60	-65	160	91.14
88-57	192W	38N	1,261	-60	-65	160	88.39
88-58	158W	36N	1,259	-60	-66	160	86.87
88-59	164W	50N	1,258	-60	-63	160	70.03
88-60	211W	97N	1,266	-60	-64	120	108.51
88-61	224W	105N	1,269	-60	-65	120	138.99
88-62	237W	112N	1,271	-60	-65	120	123.45
88-63	237W	112N	1,271	-60	-64	160	91.75
88-64	251W	119N	1,272	-60	-65	120	94.49
88-65	156W	135N	1,255	-60	-65	120	138.99
88-66	168W	142N	1,255	-60	-65	120	118.87
89-67	180W	150N	1,245	-60	-60	120	114.00
89-68	147W	150N	1,242	-60	-60	120	108.51
89-69	263W	127N	1,267	-60	-60	120	123.45

Table 2 (cont.)

Hole No.	Coordinates metres		Elevation Metres	Dip Degrees		Azimuth degrees	Length metres
	E/W	M/S		Collar	End		
89-70	263W	127N	1,267	-60	-63	160	122.23
89-71	276W	135N	1,271	-60	-60	120	149.35
89-72	290W	142N	1,273	-60	-60	120	156.36
89-73	230W	127N	1,254	-60	-60	120	138.69
89-74	243W	134N	1,256	-60	-59	120	230.43
89-75	257W	141N	1,258	-60	-58	120	148.13
89-76	160W	156N	1,243	-60	-58	120	117.96
89-77	173W	164N	1,243	-60	-60	120	145.09
89-78	138W	162N	1,240	-60	-58	120	99.06
89-79	151W	170N	1,241	-60	-59	120	107.90
89-80	165W	176N	1,242	-60	-59	120	110.64
89-81	180W	185N	1,242	-60	-58	120	139.30
89-82	132W	175N	1,233	-60	-58	120	111.56
89-83	144W	182N	1,240	-60	-58	120	99.37
89-84	158W	190N	1,241	-60	-57	120	117.65
89-85	172W	198N	1,240	-60	-59	120	137.77
89-86	272E	119N	1,241	-60	-60	120	108.21
89-88	150W	202N	1,253	-60	-60	120	117.35
89-90	322W	144N	1,275	-60	-57	120	203.00
89-91	183E	123N	1,259	-60	-60	120	184.17
89-92	161E	143N	1,262	-60	-60	120	239.58
89-93	138E	165N	1,265	-60	-60	120	296.27
89-94	215E	130N	1,251	-60	-60	116	178.61
89-95	191E	149N	1,253	-60	-60	116	288.60
89-96	168E	168N	1,255	-60	-60	116	259.39
89-97	145E	187N	1,260	-60	-60	116	215.19
89-98	247E	141N	1,249	-60	-60	120	167.95
89-99	222E	166N	1,248	-60	-60	120	210.62
89-100	151W	68N	1,243	-60	-60	160	96.01
89-101	145W	54N	1,242	-60	-61	160	62.48
89-105	200E	187N	1,244	-60	-60	120	169.47
89-106	178E	207N	1,247	-60	-60	120	159.72
NB-91-9	161E	143N	1,262	-60	-60	135	242
NB-91-10	243W	65N	1,274	-55	-55	175	44
NB-91-11	243W	65N	1,274	-55	-55	190	47
NB-94-3	243W	65N	1,274	-60	-	190	76.86
NB-94-4	243W	65N	1,274	-70	-	198	97.60
NB-94-5	243W	65N	1,274	-65	-	206	51.85
NB-94-6	243W	65N	1,274	-60	-	215	66.49
NB-94-7	223W	139N	1,263	-90	-	vert	81.13

(c) There are no known mineral resources or mineral reserves on the claim. The high-grade shoot was extracted during 1995.

(d) Drysdale (1915) reports that 22 tons were shipped to a Tacoma smelter in 1896. In 1908 lessees shipped 877 tons to the Trail smelter. Hogg (February 1989, p. 5) notes that total production of 2925 tons contained a recovered grade of 0.61 oz Au/ton and 0.24 oz Ag/ton during 1896-1908 and 1932-1939.

Paccom Ventures Inc. mined and shipped approximately 10,000 tons to the Echo Bay Mines Ltd. mill at Republic, Washington, during 1995.

GEOLOGICAL SETTING

Regional Geology

The geology of Rossland camp has been studied in some detail by various federal and provincial government geologists, namely Drysdale (1915), Little (1982), and Fyles (1984). Current ideas about the regional geology of the Rossland area and the gold deposits in particular were outlined by Westoll (August 1987) and Hogg (February 1989) for the Antelope/Bryndon Joint Venture. The following description of the geology of the area is based mostly on Westoll and Hogg.

The oldest major sequence in the Rossland area consists of Carboniferous siltstone, argillaceous quartzite and slate of the Mount Roberts Formation, which is uncomformably overlain by lower Jurassic volcanic flows, agglomerates and tuffs of the Rossland Formation (Little, 1982). Contemporaneous with the volcanism were intrusions of augite-porphyry sills and southwest of Rossland an ultramafic body. The volcanic sequence has a regional north-south trend with dips usually to the west. These rocks have been intruded by the Rossland monzonite and Nelson plutonic suite of upper Jurassic age. These intrusions are closely associated with the ore deposits of the area. The Rossland monzonite is an east-west trending elongated stock which plunges north to northwest. The Nelson granodiorite and diorite intrusions, which outcrop to the northeast of Rossland, are believed to underlie the area of the known ore deposits (Le Roi, Centre Star). Numerous diorite and lamprophyre dykes related to this intrusion cut the country rock and the Rossland monzonite.

During the Tertiary period the Coryell alkaline syenite, Sheppard granite, and associated dykes intruded the area. These are post mineralization.

A unique feature within the volcano-sedimentary Rossland Formation is the Red Mountain Breccia Complex, lying 1.5 km northwest of Rossland. This may represent a volcanic neck developed as part of the late Jurassic intrusive cycle.

Major structural features in the area are poorly evident due to the lack of outcrop. Based on underground and geophysical information, there appears to be two main fracture directions: an east-west set of shears dipping North, and a north-south set of faults dipping steeply east. The latter are frequently occupied by dykes and sometimes offset the east-west shears. In addition to these recurrent structures, a north-south trending thrust fault has been identified by Little (1982) west of Rossland.

Local Geology

The Rossland gold camp produced approximately 6.2 million tons of ore with a recovered grade of 0.47 oz/ton gold, 0.6 oz/ton silver, and 1% copper (Gilbert, 1948). Ninety-eight

percent of the production came from four adjacent properties (Le Roi, Centre Star, War Eagle, Josie) located on the northwest contact of the Rossland monzonite northwest of Rossland. These four properties were collectively known as the Le Roi Mine, and acquisition and operation of them by Consolidated Mining and Smelting (now Cominco) in the early part of the century was a major factor in the initial growth of that company. The Velvet Mine, located 8 km southwest of Rossland, also produced a significant tonnage of gold-copper ore. Approximately another 50 small mines within the camp, including the Home Stake, Maid of Erin, Evening Star and Iron Colt, produced up to 100,000 tons of ore (Little, 1960).

The ore bodies in the centre of the camp consist of replacements along east-west fractures developed in Rossland group volcanics and the Rossland monzonite. The ore varies from disseminated to narrow stringers to massive sulphides. The sulphides are chiefly pyrrhotite and chalcopyrite, with minor amounts of other sulphides. Gangue consists of altered wall rock with variable amounts of quartz and calcite.

The gold occurs in solid solution or ex-solution with chalcopyrite (Thorpe 1967). The gold-silver ratio averages 0.78. There is a trend towards decreasing chalcopyrite content towards the monzonite contact, coupled with an increase in the gold-silver ratio. Within the Le Roi Mine a similar trend is observed from the upper to lower portions of the ore body.

Mineralized veins in the Rossland area commonly strike in an east-west to north 60-70 east direction (Le Roi, Centre Star), but there is also a less frequently observed strike of N60°W (War Eagle). Dips are 60-80°N. Although the veins may be continuously mineralized over distances of several hundreds of metres, the ore bodies generally occur as a series of shoots 2-13 metres in width, 60-120 metres in strike length, and in excess of 400 metres in plunge length. These dimensions were those exhibited by deposits in the Le Roi Mine vicinity, but the smaller deposits of the area appear to conform to the same lensitic pattern along shear systems. Overall depths at the Le Roi Mine exceeded 480 metres. A number of factors appear to be important in the localization of ore shoots, namely:

1. Proximity to the Rossland monzonite contact;
2. Development of shears along the contacts of various intrusive dykes or tongues;
3. Intersection of north-south structures and east-west shearing;
4. Intrusions of lamprophyre and diorite dykes in north-south structures which influence thickening of ore;
5. Wall rock reaction with intrusive dykes and tongues;
6. Intensity of fracturing.

The Rossland camp thus consists of a small productive area about 600 x 1200 metres in lateral dimensions by 500 metres depth, situated on the northwestern side of the Rossland monzonite and a larger area of occurrences and low tonnage deposits (Gilbert, 1948), which occupies the remainder of the Rossland monzonite stock and the country rock, immediately adjacent. Mineralization of significance occurs primarily in the augite porphyry and volcanic country rocks. Mineralization within sediments of the Mount Roberts Formation tends to be weakly disseminated rather than occurring as definite veins. Within the Rossland monzonite the shear zones are distinct and tight except close to the monzonite volcanic contact. However, it should be emphasized that many of the smaller deposits have been explored only to shallow depths.

Property Geology
Volcanics and volcanic sediments which trend northerly to northwesterly and dip westerly are intruded by tongues of monzonite which extend northerly from a large body that is situated to the southeast of the claim. A mineralized shear zone trends 030°70°NW in the northeastern end, bending to 065°70°N and possibly to an east-west strike in the western part of the claims. All older rocks are cut by the shear. Mineralization consists of variable amounts of pyrrhotite, pyrite, arsenopyrite, chalcopyrite, and gold, all with or without associated silicification. Postmineral lamprophyre and feldspar porphyry dykes which trend northerly to northwesterly and dip vertically to steeply westerly fill fractures and cut and slightly offset the shear zone.

DEPOSIT TYPES

The character of the numerous small deposits and occurrences of the area appears to vary in a more or less systematic way with respect to mineralogy, gold-silver ratio, alteration and mode of occurrence. These variations likely reflect differences in the physical and chemical conditions that existed during ore deposition both laterally and vertically, and are typical of epithermal vein deposits.

Westoll et al. attempted to establish the zonation pattern related to the main ore deposits in the Rossland camp in order to try to provide a means of estimating the depth potential of near surface deposits. A preliminary review of occurrence descriptions (Drysdale, 1915) and a mineral zonation study of the Rossland area (Thorpe, 1967) suggest that the occurrences can be assigned to seven (7) groups, based on various similarities.
Group 1 deposits which have provided most of the production from the Rossland camp occur on the northwest margin of the Rossland monzonite, where structural conditions at this level of erosion appear to be most favourable. The deposits are characterized by a pyrrhotite-chalcopyrite mineral assemblage and a relatively high gold-silver ratio.

Group 2 deposits appear to form an isolated group on the southern margin of the monzonite. They are characterized by the appearance of tetrahedrite in place of chalcopyrite, the occurrence of lead, zinc and antimony sulphides, and the dominance of silver over gold (low gold-silver ratio). These deposits are found in close association with Group 1 occurrences (New vein, Crown Point). In epithermal vein systems, the lead-zinc-silver mineral assemblages generally occur vertically above the copper-gold assemblages. It is therefore possible that Group 1 deposits represent a vertical zonation assemblage above Group 1 vein deposits. Further analysis of data from the Rossland camp is required to test this hypothesis.

To the west of the Le Roi-Centre Star area, Group 3 deposits occur in a linear belt roughly parallel to the monzonite contact. They are characterized by the presence of sphalerite and bismuth minerals in the sulphide assemblage. These occurrences are further evidence of a lateral mineral zonation away from the monzonite contact.

Group 4 and 5 deposits occur along the remaining margins of the Rossland monzonite. Group 4 deposits, characterized by the presence of magnetite, are predominantly within the Rossland monzonite. Group 5 deposits, characterized by bismuth minerals which formed late in the mineralizing sequence in response to lower temperature conditions (Thorpe,

1967) occur primarily in the volcanics and sediments. These assemblages could be considered a more distal environment around a centre of heat or fluid flow.

The Group 6 deposits, including the Red Mountain Molybdenum Mine, form a linear belt related to the major north-south regional structural trend and a series of granodiorite intrusions. The deposition of molybdenite preceded that of the gold-silver and copper ore minerals. This feature is likely an early one on top of which the signature of the Group 5 deposits has been overprinted. Group 7 deposits in the O.K. Mountain area differ significantly from the other group deposits in their mineralogy, mode of occurrence, and host lithology. Their relationship to the other Rossland deposits is not clear.

MINERALIZATION

The mylonitized shear zone on the Evening Star claim is variably silicified and mineralized with sulphides (pyrrhotite, pyrite, arsenopyrite, and chalcopyrite). Sulphide content ranges from disseminations to 10-15% and occasionally may be massive in small pods. Gold grades vary from trace amounts to several ounces Au per ton along the zone. The section that was mined in 1995 graded approximately 0.50 oz Au/ton across 5 to 9 metre widths

Wall rocks to the mineralized shear may be any of the units noted in the section on Property Geology. Geological controls of gold deposition are not known. However the auriferous shear zone may broaden in volcanics and volcanic sediments if proximal to monzonite. The zone varies in width from less than 1 metre to more than 15 metres, has been traced for more than 200 metres of length, and has been intersected to depth of 97 metres. In the area of drill holes 94-3 to -6 in the western sector of the Evening Star the monzonite is close to the volcanics and shear zone, where the trend of the shear zone may be bending from 065° to nearly east-west.

Table 3. Mineralized Intercepts, Western Extension of Main Shear Zone.

The lamprophyre dyke trends 340°, dips steeply west and is approximately 4.0 metres wide, and has been intersected in 3 holes at the projected position of the mineralized shear zone.

Hole No.	Azimuth, degrees	Dip at Collar degress	Intersection Metres From	To	Length metres	TrueWidth metres	Oz/tom
91-10	175	-55	Data missing			Lamprophyre dyke	
91-11	198	-55	29.3	32.4	3.1	~1.4	0.80
94-3	190	-60	23.2	37.2	14.0	Lamprophyre dyke	
94-4	198	-70	27.8	45.4	17.6	"	"
94-5	206	-65	36.6	38.1	1.5	~1.0	0.36
94-6	215	-60	37.2	41.8	4.6	~2.0	0.40

EXPLORATION

(a) As described in History, part (b), the exploration has been physical, consisting of diamond drilling, drifting, raising, and stoping on the mineralized shear zone.

(b) An interpretation of the mineralized intercepts obtained in drilling the western extension of the shear zone is presented as a cross-section in Figure 4. The view is drawn on a north-south section line to accommodate projections easterly from the Monte Cristo adits and projections westerly from intersections in the westernmost drill holes on the Evening Star, where the zone appears to be bending to a westerly strike. Projections of intersections of a lamprophyre dyke in holes 19-10, 94-3 and 94-4 at the anticipated location of mineralization are not shown.

Figure 4



Proposed DDH 03-01
Az 106 (approx. 12 m west of section)
NS Section, 22m west of 89-49
Massive pyrrhotite boulders
True N
Surface
EL 1270m
S
60°
DDH 94-5 projected 21 m west.
0.36 oz Au/ton/1.5 m
TW=~1.0 m
Upper Monte Cristo Face
projected 104 m due east
EL 1220 m
Evening Star drift
projected 52 m due west
EL 1221 m
DDH 91-11 projected 24 m west. Taken from D. Werhle map.
0.80 oz/t Au/3.1 m. TW=? poss ~1.9m
Upper Monte Cristo Face
Projected 110m on trend of drift/mineralization (±115°)
EL 1221m
DDH 91-11 projected 28m west. Taken from C. Sampson Section
locations of holes 70 vs. 47
DDH 94-6 projected 17m west: 0.40 oz Au/ton/4.6m. TW=~2.0m
~85m
Allowing for bend or offset of mineralization,
the Upper Monte Cristo zone may cross the
section in this location
North x-cut-drift
Lower Monte Cristo
crosses section
EL 1189m
(EL 1189m
=Portal
elevation
of 1183m
+6m rise)
89-70
0.332 oz Au/ton/0.7m
projected 26m due west
Monte Cristo mineralization lost
Projected 68m due east
PACCOM VENTURES INC.
EVENING STAR PROJECT
PROPOSED DDH 03-01
0 5 10 20 30 40 50
metres
Measured from DDH 88-49: 35m @ 255 to site of DDH 03-01
To accompany report by: CHRIS J. SAMPSON, P.Eng.
Consulting Geologist
NOVEMBER 2002
21

FIGURE 4

Monte Cristo adits are open and accessible to their easternmost faces. The lower Monte Cristo adit could provide an entry below the level of the Evening Star drift.

The proposed drilling would explore the western extension of the Evening Star mineralization.

(c) The diamond drilling and underground development were supervised by employees of the company. The diamond drilling was contracted to Kootenay Exploration Drilling of Rossland.

(d) Available maps and sections show slightly different locations for drill hole 91-11. This is shown on Figure 5. The proposed drilling would cross both of the possible locations.

Otherwise the data are reliable within exploration tolerances.

DRILLING

The type and amount of drilling was described under the heading of History. The portion of the drill results that is relevant to the exploration proposal is discussed under the headings of Mineralization and Exploration, including Table 3, and Figures 3 and 4.

SAMPLING METHOD AND APPROACH

(a) Drill core was logged and then sawed for assay. One half of the core was retained in boxes for further reference. Table 3 lists the intervals of core that were sampled in the holes which are relevant to this summary. Figure 4 shows the relative position of the mineralized intervals. The intercepts are within approximately 14 metres of strike length of the mineralized shear zone.

(b) There was no loss of core. There were no physical factors which could affect the reliability of the results.

(c) The samples of core are representative of the mineralization, inasmuch as a core sample is in effect a sample of a single point within a planar feature.

(d) Rock types, geological controls, widths of mineralized zones and structural features have been noted in previous sections. There is no visual characteristic which identifies the highest grade of gold mineralization within the zone. Within the width of a particular intersection a massive sulphide segment may have the highest grade or alternatively a silicified section may contain more gold than a sulphide interval. An intercept may be sampled in parts, selected on the specific characteristics.

(e) A list of the relevant sample intervals from drill holes at the most westerly explored segment of the Evening Star shear zone is presented in Table 3.

SAMPLE PREPARATION, ANALYSES AND SECURITY

(a) Employees of the company collected and sawed the core samples.

(b) Samples of core for assay were sawed in half. One half was bagged and sent to an accredited laboratory for analysis. Hogg (February 1989, p. 13-14) states that, "All assaying for the project is done by Bondar Clegg Laboratories in Vancouver, B.C. Fire assaying is completed on all core samples with an appropriate checking procedure. Accordingly the writer is satisfied that the analytical results reported are of good accuracy." Bondar Clegg has now merged with ALS Chemex, North Vancouver, B.C.

(c) Samples that contained high gold assays were rerun as check assays.

(d) The author is of the opinion that the sampling, sample preparation, security, and analytical procedures were adequate.

DATA VERIFICATION

(a) Check assaying did not encounter significant variation in results.

(b) The author of this report has not resampled and reassayed the mineralized sections from the drill holes that are listed in Table 3.

(c) The author of this report has relied upon maps, drill logs, sections, and assays provided by the management of Paccom Ventures Inc. that were prepared at or shortly after the time of the subject drilling.

(d) The assay values and description of mineralized intervals in the western end of the explored portion of the Evening Star zone are similar to the characteristics of the remainder of the zone to the east which had been explored in detail and subsequently mined.

INTERPRETATION AND CONCLUSIONS

Interpretation

Figure 4 presents the relative position of the westernmost mineralized drill intercepts on the Evening Star shear zone. The zone extends through the lamprophyre dyke. The strike of the zone may be turning from 065° to nearly west. The shear zone cuts volcanics near a monzonite contact which empirically is a favourable location for concentration of gold mineralization. The zone may continue towards the Monte Cristo adits which could be used for future exploration or development.

Conclusions

The Evening Star mineralized shear zone continues to the intersection in the most westerly drill hole. Appreciable amounts of gold over mineable widths are present. Strike length is sufficient to host a potentially economic quantity of high-grade gold mineralization. A surface exploration diamond drilling program is warranted to continue to probe for tonnages of high-grade gold mineralization.

RECOMMENDATIONS

Two or three diamond drill holes using NQ core should be planned. The first hole should be spotted at site 03-01 as shown on Figure 3. Depending upon results from this hole, a second hole might be drilled beneath the first hole at a steeper angle, or the drill might be moved westerly to another site.

A budget for 200 metres of drilling should be available in the next phase. If encouraging results are obtained, a budget for 500 metres of drilling might be required in a following phase.

In the opinion of the author of this report the character of the property is of sufficient merit to justify the recommended program.

Cost Estimate

Phase 1

Diamond Drilling, 200 m @ $60/m		$12,000
Geological and engineering supervision		3,000
Travel		500
Vehicle, fuel		500
Room and board		1,000
Analyses		200
Supplies		100
Report		1,200
		18,500
Contingencies @ 15%	2,775	
$21,275	21,275	

Phase 2

Diamond drilling and peripheral services, allow	55,000
Total, Phases 1 and 2	$76,275

DATE

Vancouver, B.C., November 14, 2002

"Chris E. Sampson"
Chris J. Sampson, P.Eng.
Consulting Geologist

ENGINEER'S CERTIFICATE

Chris J. Sampson, P.Eng.

Sampson Engineering Inc.

2696 West 11th Avenue
Vancouver, B.C.
V6K 2L6 Canada

Telephone: (604) 736-7284
Fax: (604) 734-7837
E-Mail: csampson@telus.net

I Chris J. Sampson BSc Hon (Min Geol) ARSM P.Eng. C.Eng. do hereby certify that:

1. I am an independent consulting geologist with residence and business address as shown above.
2. I graduated with a degree in Bachelor of Science (Honours) mining Geology from Royal School of Mines, Imperial College University of London (U.K.) in 1966.
3. I am
(a) Member Institution of Mining and Metallurgy U.K. (since 1974)
(b) Member Canadian Institute of Mining and Metallurgy (since 1967)
(c) Fellow Geological Association of Canada (Associate 1977 Fellow 1998)
(d) Member Professional Engineers and Geoscientists of British Columbia (since 1976)
4. I have worked as a geologist for a total of 36 years since my graduation in the following countries:
Europe — Norway, U.K., Ireland, Portugal, Spain, Germany
North America — Canada (every province and territory)
U.S.A. — Washington, Oregon, Idaho, California, Nevada, Colorado, Kentucky, Arizona, New Mexico
Mexico — Sonora, Chihuahua, Durango, Sinaloa, Guerrero, Aguas Calientes, Mexico DF, Nayarit, Jalisco, Michoacan
Central America — Nicaragua, Costa Rica, Panama
South America — Venezuela, Peru, Bolivia, Chile, Argentina
I have experience in the exploration and evaluation of many different types of ore deposits.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am responsible for the preparation of the attached technical report titled, "Review of Information and Proposed Diamond Drilling Program, Evening Star Mineral Claim, Rossland Area, B.C.", dated November 14, 2002. I have written other reports on the Rossland area claims of Paccom Ventures Inc. in 1982, 1984, 1986, 1990, and 1994, and have visited the property many times.
7. I had no prior involvement before 1982 with the property that is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.
10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 14th day of November, 2002

Signature of Qualified Person

"Chris E. Sampson"

(Seal or Stamp of Qualified Person)

Print name of Qualified Person

Chris E.Sampson

REFERENCES

Beddoe-Stephens, B., 1982. "The Petrology of the Rossland Volcanic Rocks". GSA Bull. 93, pp. 585-594.
Bruce, E.L., 1917. "Geology and Ore Deposits of Rossland", BCDM Annual Report, K214-K244.
Drysdale, C.W., 1915. Geology and Ore Deposits of Rossland, B.C., GSC Memoir 77.
Fyles, J.T. et al., 1973. "The Age of Sulphide Mineralization at Rossland, B.C.", Econ. Geology 68, pp. 23-33.
Fyles, J.T., 1984. Geological Setting of the Rossland Mining Camp, BCDM Bulletin 74.
Gilbert, G., 1948. "Rossland Camp" in Structural Geology of Canadian Ore Deposits (Jubilee volume) CM, pp. 189-196.
Haggen, R.W., 1938. "Report on the Georgia and Mascott Groups, Rossland, B.C.", Report for the Gold Cup Mining Co., December 31, 1940.
Hardy, J.L., 1984. "Property Examination Report, Georgia Claims", Private company Report forFalconbridge Ltd.
Hardy, J.L., 1986. "Geological and Diamond Drilling Reporton the Georgia Property, Trail Creek Mining Division, B.C.",, for Gallant Gold Mines Ltd.
Hogg, G.M., P.Eng., 1989a. "A Report on the Rossland Properties of Antelope-Bryndon Joint Venture", 14 Feb. 1989.
Hogg, G.M., P.Eng., 1989b. "Recent Developments on the Antelope-Bryndon Joint Venture Properties," 18 July 1989.
Little, H.W., 1985. Geological Notes, Nelson West Half Map Area GSC Map 1195.
Little, H.W., 1982. "Geology of the Rossland-Trail Map Area," GSC Report 79-26.
Little, H.W., 1980. Geology of the Kootenay and Similkameen Districts, British Columbia, GSC Map No. 1090A.
Nichols, R.F., 1980. "Delich Option, Georgia Property, 1980 Year End Report", Cominco Ltd., April 10, 1981.
Ridley, J.C. and Troup, A.G., 1983. "Report on the Georgia Property, Gallant Gold Mines, Ltd.", November 1983.
Sampson, C.J., P.Eng., 1986. "Report on Trenching and Diamond Drilling Rossland ClaimGroup" for Bryndon Ventures, August 1986.
Sampson, C.J., P.Eng., 1982. "Report on the Rossland Claim Group, Rossland, B.C.", for the Ross Mining Co. Ltd. (Revised 1984).
Sampson, C.J., P.Eng., 1990. "Report on Exploraiton Results - Antelope/Bryndon JV" for Bryndon Ventures Inc.
Sampson, C.J., P.Eng., 1994. "Report on Pacific Vangold Properties, Rossland Area, Trail Creek Mining Division, B.C.", August 1994.
Thorpe, R.I., 1966. "Controls of Hypogene Sulphide Zoning, Rossland, B.C.", Ph.D. Thesis, U. of Wisconsin.
Troup, A.G., 1984. "Report on the Georgia Property", June 1984.
Troup, A.G., 1982. "Report on the Georgia Property", August 10, 1982.
Westoff, Neil D.S., 1987. "Geological Report on the Rossland Property, B.C.", for Antelope Resources Ltd.
Wehrle, Dan. M., 1990. "Report on the Rossland North Belt Properties, B.C.", for Antelope Resources.
Wehrle, Dan M., January 1994. "Further Developments on the Rossland North Belt Gold Properties" for Vangold Resources.

Young, G.A., 1909. Special Map of Rossland, B.C. Geological Sheet, GSC Map 1002.

East Corning Property

On April 15, 2002 Paccom entered into an Agreement with Olympic Resources (Arizona) Ltd. ("Olympic") to participate in drilling up to six natural gas wells located in Tehama County, California known as the East Corning Property. Paccom to earn a 2.025% undivided interest in one Well and a 3.75% undivided interest in each of the remaining wells by contribution 2.7% of the costs of one well, and 5% of the costs of the remaining wells. Paccom paid an additional amount of US$8,100 to participate in one well, and a fee of US$15,000 for each five remaining wells that it elects to participate, in order to offset lease cost and seismic costs. Due to the success of the drilling program eight wells have been completed successfully (Paccom's share of sales from production is listed below). The 5% working interest in the East Corning property consists of 6,500 acres in oil and gas leases.

In the past year the Issuer began to general meaningful cash flow from its natural gas producing operations. The Issuer recently completed its earn-in for the area of mutual interest by participating in and completing the initial six well program. With continued exploration and drilling management believes that the Issuer will drive significant gas production from the 6,500 acre project area which is geologically analogous to the nearby, highly productive Malton Black Butte field (132BCD) and Rice Creek (35 BCF).

Total Gross Gas Sales from East Corning To December 2002 of which the Issuer Earns 3.75%
All Amounts In US Dollars

Interest	June-02	July-02	Aug-02	Sept-02	Oct-02	Nov-02	Dec-02
Layla 1-1	$ -	$ -		$ -	$ 30,439.25	$ 50,526.69	$ 83,917.29
Layla 1-7	$ 64,592.77	$ 99,698.17	$ 97,340.84	$ 28,425.24	$ 9,898.71	$ 5,793.17	$ 4,172.40
Spoonful	$ -	$ -	$ -	$ -	$ 34,267.48	$ 65,557.41	$ 99,294.31
Strange Brew 1-31		$ 93,213.18	$154,779.63	$176,370.15	$175,374.75	$188,230.75	$153,443.99
Feel Free	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Brave Ulysses 1-36		$ 38,360.12	$ 83,892.89	$156,838.32	$119,009.70	$156,656.01	$206,941.37
	$ 64,592.77	$231,271.47	$336,013.36	$361,633.71	$368,989.89	$466,764.03	$547,769.36

Total Gross Gas Sales from East Corning To April 2003 of which the Issuer Earns 3.75%
All Amounts In US Dollars

Interest	Jan-03	Feb-03	Mar-03	Apr-03
Layla 1-1	$ 13,193.12	$ 2,565.21	$ 4,542.36	$ 12,719.85
Layla 1-7	$ -	$ 3,867.10	$ 7,669.69	$ 7,568.27
Spoonful	$ 29,891.52	$ 14,856.75	$ 12,676.30	$ -
Strange Brew 1-30	$ 45,503.63	$ 17,410.03	$ 28,669.03	$ 13,186.46
Strange Brew 2-30	$ -	$ -	$ 59,031.45	$ 84,688.95
Brave Ulysses 1-36	$ 58,813.09	$ 38,751.35	$ 62,830.07	$ 43,358.18
	$147,401.36	$77,450.44	$175,418.90	$141,233.59

Using results from a detailed, proprietary 3-D survey completed over the East Corning Property, a number of prospective high probability drill target have been identified. Exploration is ongoing and 3D seismic will be acquired on new land that has been added to the land position.

The following information is quoted from the report "Valuation of Paccom Ventures' Interest in Lario Oil and Gas' East Corning Gas Field Tehama County, California by Mark E. Andersen, P.E. dated November 16, 2002. The report was based on materials supplied by the Issuer, geologic and geophysical data from Vaughan Exploration of Bakersfield, California as the principal prospect authors, drilling/completion/operating costs from both Production Specialties Company of Woodland, California as the Contract operator of the prospect, and Lario Oil and Gas as the primary operator, an publicly available information from various California Division of Oil and Gas publications.

Proved reserves are those quantities of petroleum which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods, and government regulations. Proved reserves can be categorized as developed or undeveloped. If deterministic methods are used, the term reasonable certainty is intended to express a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate.

Establishment of current economic conditions should include relevant historical petroleum prices and associated costs and may involve and averaging period that is consistent with the purpose of the reserve estimate, appropriate contract obligation corporate procedures, and government regulations involved in reporting these reserves.

In general, reserves are considered proved if the commercial producibility of the reservoir is supported by actual production or formation tests. In this context, the term provide refers to the actual quantities of petroleum reserves and not just the productivity of the wll or reservoir. In certain cases, proved reserves may be assigned on the basis of well logs, and or core analysis that indicate the subject reservoir considered as proved includes (1) the area delineated by drilling and defined by fluid contacts, if any, and (2) the undrilled portions of the reservoir that can reasonably be judged as commercially productive on the basis of abailabel geological and engineering data. In the absence of data on fluid contacts, the lowest known occurrence of hydrocarbons controls the proved limit unless otherwise indicated by definitive geological, engineering or performance data.

Reserves in undeveloped locations may be classified as proved undeveloped provided (1) the locations are direct offsets to wells that have indicated commercial production in the objective formation, (2) it is reasonable certain such locations are within the known proved productive limits of the objective formation; (3) the locations conform to existing well spacing regulations where applicable, and (4) it is reasonably certain the locations will be developed. Reserves form the other locations are categorized as proved undeveloped only where interpretations of geological and engineer.

The estimated proved reserves for Paccom's interest in the East Corning properties are summarized in the text beginning on page six of the report as well as on the Reserve and Economic Summary spreadsheets at the back of the report.

Lario drilled seven wells earlier during 2002, and completed six of them. The only well drilled and not completed was abandoned due to a subsurface blowout will drilling. The proved reserves from the six wells are based upon production decline trends, pressure/gas compressability versus cumulative production where applicable, and volumetric calculations derived from the reservoir parameters and fluid contacts calculated form the well loges. In addition, post drilling sub-surface geologic and geophysical mapping from Vaughan Exploration as reference and compared to pre-drilling prospect delineation as well as current reservoir volumes estimated from bottom-hole shut-in pressures taken on two occasions following the commencement of production. Two of the six wells, the Feel Free 1-2 and Layla 1-7 have the estimated reserves values equal to or less than current operating costs; consequently these two wells do not have cash flows included herein. The proven undeveloped location for the Strange Brew 2-30 is targeted for drilling in late spring 2003 and is expected to come on line in May 2003.

Natural gas prices for October 2002 ($3.19/MMMBTU) were used and were provided by Lario. These prices were held constant for the life of all wells. Although gas composition tests were not supplied in the date I used, the gas prices in the attaché cash flows for the individual wells were corrected based on adjacent Kione (900) and Forbes (990) production BTU values.

The direct operating costs were also furnished by PSC and Lario, although the only available months were July and August 2002. An average of these two months was applied. The two newest wells, Layla 1-1 and Spoonful 1-1, had less than 30 days production so the operating costs from the analogous Layal 1-7 Kino producer were applied to these two wells. Severance and ad valorem tax rates were assumed to be 2 percent of the net cash flow based by on my experience in California. No income reductions were made for Federal income Taxes, depreciation, depletion, or amortization. It was also assumed that salvage values for each well would offset their plugging and abandonment cost. No investment in the East Corning properties prior to the drilling, completion, and production of the currently producing six wells in included in the cash flow valuations.

The volumes shown in this report represent estimates of proved recoverable reserves based on the aforementioned volumetric assumptions and existing trends consistent with offset wells or fields producing from similar formation or reservoirs. These projections were applied against a set of given economic criteria to develop the economic estimates shown in this report. Actual future production, could in fact, be considerably more or less than the estimates herein. Reductions or additions to estimated recoverable reserves could be due to, but not limited to, changes in state or federal regulations, future reservoir damage or stimulation, changes in gas or oil prices, changes in lease operating costs, and delays or acceleration of the performance of the production enhancements as presented in this report.

This report was prepared for a specific purpose and contains specified parameters for price and escalations which conform to these requirements. These regulations and standards provide for estimates of possible reserves and associated revenues, evaluated at constant prices and costs over the life of the wells and discounted at 0, 10, 15, and 20 percent.

The date utilized in this evaluation was obtained form commercial sources or furnished by parties previously identified. No field inspection or independent valuation of existing leasehold conditions was made in conjunction with this evaluation.

Education and Experience of the Author

I, Mark E. Andersen, an independent consulting engineer with over 20 years experience in the exploration and exploitation of oil and gas in California. I am a Registered Professional Engineer in California and I am a member of the Society of Petroleum Engineers. I have an interdisciplinary Bachelor of Science degree in Civil/Mechanical Engineering form California Stat University in Sacramento with additional studies in geology. I worked 10 years for Texas Oil and Gas (1980 - 1990) during which time the company was the most prolific operator in the Sacramento Valley with over 260 well drilled at a roughly 60 percent completion rate. I worked in increasingly responsible positions there over the 10 years and by 1989 was the California in District's reservoir engineer responsible in large part for the quality control oversight of the District's drilling program as well as in-house estimates of possible, probable, and proved reserves, Since 1991, I have developed, marketed and sold oil and gas prospects in California's Central Valley. In addition, I perform annual oil and gas property tax evaluations (reserve based) for sever operators in California, independent prospect evaluations such as the one included here, and annual or periodic reserve/valuation estimates required by various regulatory agencies.

Sincerely,

"Mark E. Andersen"

Mark E. Andersen
Registered Professional Engineer
State of California #C53890

Geological Overview

The East Corning Gas Field is a new gas field extension located north of the East Rice Creek Gas Field, north east of the Rice Creek Gas Field, and east of the Corning Gas Field in Township 24 north, Range 2 west, Mount Diablo Base and Meridian in Tehama County, California, The new field and aforementioned gas fields are located in what is essentially the northern half of the Sacramento Valley natural gas producing regions the Sacramento-San Joaquin Valley delta region which is dominated by the Rio Vista Gas Field that has produced 3.5 trillion cubic feet (TFC) of gas (largest gas field in California) and the northern Sacramento Valley, where the Cretaceous age Forbes Formation is

responsible for a majority of the gas production, which covers the northernmost 75, or so, miles of the roughly 150 mile long and 50 mile wide basin.

The Forbes Formation is a prolific producer with over 1.9 TCF recovered to date from 24 different gas fields. The Forbes Formation, a member of the Great Valley Sequence and sourced from the late Cretaceous Sierra Nevada magmatic arc, is a deep sea fan, shale rich turbidite complex consisting of channel-levee deposits and associated sand bodies resulting from over bank, or crevasse-splay, channel breakouts, Productive traps within this generally north-to-south prograding deep sea fan channel levee complex typically occur in up-dip pinchouts of the indiof the individual channels or via gas migration up-dip into channel margin and levee breakout deposits characterized by ratty, thin, coarsening or fining upward silty sands. This depositional regime resulted in copious discrete stratigraphic gas traps many of which are somewhat small in a real extent (50-150 acres) that are often difficult to correlate or predict even in gas fields well defined by drilling. This complex stratigraphy makes them prime targets for modern three-dimensional (3D) seismic surveys shot over, or adjacent to, exiting gas fields, Tertiary faulting, including thrust faulting, has also created some structurally controlled trapping in the Forbes Formation including the separation of at least some of the stratigraphic traps described above into discrete reservoirs.

The Forbes Formation is also characterized by a pressure gradient higher, sometimes significantly, than the normal 0.45 psi/foot of depth generally found in hydrocarbon producing basins world wide. The Forbes pressure gradient varies form 0.50 to 0.90 psi/foot with the vast majority of the productive sands in the 0.50 to 0.65 psi/foot range. Few productive samples exit in the Forbes where the initial formation pressure exceeded 0.70 psi/foot, often referred to as "super-pressured. The Rice Creek-East Rice Creek gas field's Forbes pressure gradient, and the regionally close Malton-Black Butte and Kirkwood gas fields as well, are all in the productive "sweet spot" of 0.52 to 0.60 psi/foot with Forbes production exceeding 160 billion cubic feet (BCF) from these gas fields.

The northern Sacramento Valley is home to the Cretaceous age Kone Fromation. The Kione Formation for the most part conformabley overlies the Forbes Formation as a north to south prograding fluvial detaic complex. The Kione is uncomformable overlain by the Princeton Gorge fill and Capay Shares, both of Ecocene Age, east of the Wuillows-Beehive Bend (WBHB) reverse fault, and by similarly aged undifferentiated non-marine deposits west of the WBHB fault.

Productive traps in the Kione can be structural highs, fault closures, or up-dip pinchouts against imperious Capay, Princeton Gorge, or non-marine sediments. Productive traps also exist in all of the these Eocene and younger deposits where structural closure and some permeable connection to the likely Cretaceous age source sediments exits. Collectively, the Kione and shallower Eocene formations have produced over 500 BCF in the northern Sacramento Valley.

Initial Prospect Development, Results and Valuation

The East Corning Gas Field discovery in 2002 by Lario was based on a well conceived three dimensional seismic survey along a proven commercially productive trend in the

northern Sacramento Valley natural gas producing basin. The initial basis for the 27 square mile 3D survey was both the significant production, primarily from the Cretaceous age Forbes Formation within the adjacent Rice Creek, East Rice Creek, and Rancho Capay gas fields that have collectively produced over 60 billion cubic feet (BCF) of gas and pre-existing 2D seismic data that revealed both structural and stratigraphic conditions that could extend the productive trend of these existing gas fields. An additional 10 BCF of gas has been produced from the nearby Corning and South Corning gas fields albeit from a shallower structural high producing from the late Cretaceaous aged Kione Formation and younger undifferentiated Eocene Sands.

Within the 27 square miles of 3D seismic data shot, processed and evaluated, 23 separate and distinct Forbes amplitude anomalies are present. Of these, 17 anomalies display amplitude versus offset (AV)) response from strong to minimal or poor. Of the seventeen Forbes anomalies, two contained strong AVO response and two exhibited moderate to good AVO response. The two Forbes anomalies exhibiting the best AVO response were drilled and complete as the Strange Brew 1-31 and Brave Ulysses 1-36 wells with the former being a dual completion.

Forbes wells overwhelmingly exhibit depletion drive characteristics. As such, the two bottom-hole shut-in pressures obtained (via a pressure bomb lowered into the hole through the tubing sting) for these wells during the first 3 months of production are the best indication of the ultimately recoverable reserves in the Strange Brew 1-31 and Brave Ulysses 1-36 producing zones. The initial shut-in formation pressures were extrapolated from the original surface shut-in tubing pressures. The three data points for each well exhibit a consistent linear trend with total recoverable gas in place for the Strange Brew 1-31 upper zone estimated at 390 MMCF and the lower zone at 80 MMCF, the Brave Ulysses 1-35 single producing zone is estimated at 740 MMCF. Abandonment shut-in formation pressure is estimated at 200. For the recoverable reserves used on the attached cash flows and table below, I subtracted the cumulative production as of September 30, 2002 from the P/Z based initial recoverable gas in place values above.

The Strange Brew 1-31 well log also established a lowest proven gas elevation for it's producing Forbes sands which are both present in the Strange Brew 2-30 target slated for drilling in 2003. The seismic survey shows the lower zone may be connected while the upper zone may be stratigraphically separated between the 1-31 and 2-30 locations. The lower zone performed poorly in the Strange Brew 1-31 and is currently producing in excess of 25 barrels of water per day (very high for Forbes well) at a rage of 275 MCF per day. This zone has produced approximately 37 MMCF as of October 1, 2002 and I estimate will produce another 43 MMCF (included in 1-31 total above). The Strange Brew 2-30 will gain a minimum of 50 feet structurally on the both productive horizons in the 1-31 with corresponding pools covering about 200 acres with as much as 40 feet of pay in the lower sand and about 150 acres with as much as 30 feet of pay in the upper sane. However, the given poor drainage radius performance (perhaps 20 acres) of the 1-31 lower zone and the potential for pressure depletion in the upper zone with 15 feet of average pay sand. For the Strange Brew 2-30 upper sand, I estimate 385 MMCF of production from 35 acres of pay sand with an average of 14 feet of pay. Both the a real extent and net feet of pay numbers I have incorporated into the 2-30 proven undeveloped reserve estimate are on the order of 24 to 50 percent of the figures reasonably interpreted

from the seismic data as well as actual similar parameters realized in the more productive zones in the Strange Brew 1-31 and Brave Ulysses 1-36 wells. I have estimated it will cost $370,000 to drill and complete the 2-30 with this investment occurring in May 2003.

To perform the various volumetric analyses cited, I have calculated and used the following range of reservoir parameters in the two Forbes wells porosity – 25 to 27% gas situation – 45 to 55%, initial formation pressure – 1650 to 2640 psi; gas compressability factor – 0.84 to 0.86; and formation temperature – 572 to 576 degrees Rankine. These parameters yield an estimated 571 to 785 MCF recoverable per acre-foot of proved Forbes sand reservoir at an assumed 70 percent recovery factor for a depletion drive.

Multiple Kione Formation targets were also identified in 3D seismic survey. The anomalies were based primarily on perceived structural closure in the Kione as well as either fault separation and stratigraphic discontinuity to nearby Kione production. Perhaps even better than could be expected. All four Kione wells drilled found gas and were completed. Unfortunately, the prospective reservoirs thus far have turned out to have smaller areal extent than that indicated by the seismic survey prior to drilling.

The four Kione wells completed to date are the Layla 1-7 and 1-1 Spoonful 1-1, and Feel Free 1-2. As of October 1, 2002, the Layla 1-7 (a dual completion with about 25 feet of net pay in each zone) had produced about 111 MMCF from both zones. The lower zone in the Layla 1-7 watered out after 57 MMCF which correlates to a reservoir less than 20 acres in extent. The upper zone was producing 109 MCF/D at 60 psi as of October 1. 2002, and although the upper zone was not producing water at this point, the production rage and pressure indicate a nearly depleted reservoir. In addition, the cumulative production was approaching the volume recovered from the lower zone corroborating the estimated structural closure at the Kione horizon for the 1-7 well location at about 15 acres. Volumetric analyses of both zones was based on the assumption that the average pay for the entire zone was half, 12 feet, of the maximum pay indicated from the well logs. The Layla 1-7 is nearing it's economic limit and was no assigned a value.

The Feel Free 1-2 has two thin zones with approximately 5 feet of pay each. This type of zone is uncharacteristically thin for Kione producer and the initial production bears this out as this well came on line at around 100 MCD/D with a 40 percent pressure drop in flowing pressure after about 10 days of production. For these reasons, I did not assign a value to the Feel Free 1-2.

The Spoonful 1-1 and Layla 1-1 both went on line at about 500 MCF/D in October 2002 with both wells exhibiting somewhat significant pressure and production rate drops after only a couple of weeks on line. At this time, there is not enough production history for either will to sue this data in forecasting the recoverable reserves. Therefore, I applied the reservoir parameters calculated from the well logs and areal extents of 15 and 20 acres for the Spoonful 1-1 and Layla 1-1, respectively. The relatively small reservoir areas where based upon the Layla 1-7 reservoir described above as well as the initial production performance. These volumetric estimates yield recoverable reserves of 78 MMCF for the Layla 1-1 and 92 MMCF for the Spoonful 1-1.

The reservoir parameters used for the volumetric calculation o the Kione reservoirs described above are as follows: porosity – 30%, gas saturation – 65%, initial formation pressure – 1025 to 1075 psi, formation temperature – 560 to 563 degree Rankine; gas compressability factor – 90. These parameters yield an estimated 366 to 384 MCF recoverable per acre-foot of Kione sand reservoir at an assumed 60 per cent recovery factor for a water drive.

The table that follows is a summary of the recoverable proved reserves (in MCF) and associated revenues remaining (in US Dollars) as of October 1, 2002 covering Paccom Ventures' net interest in Lario's East Corning properties. This information is also presented in detail on the cash flow spreadsheets for each well and the summary sheets for production, capital, and revenue that are located at the end of this report. All of the reserves identified in the table below are proved producing reserves with the exception of those for the Strange Brew 2-30 which are proven undeveloped. Net present values for each well at 0, 10, and 20 percent discount rates are also listed below. The percent of toal reserves and revenues for each are listed as well.

Well Name	Reserves	% of Total	NPV@0%	NPV@10%	NPV@20%
Layla 1-1	2,952	4.2	$4,468	$4,018	$3,653
Spoonful 1-1	3,445	4.8	$6,113	$5,517	$5,034
Strange Brew 1-31	12,228	17.2	$29,406	$24,642	$21,130
Brave Ulysses 1-36	23,484	33.0	$64,764	$55,713	$48,825
Strange Brew 2-30	29,093	40.8	$63,836	$55,066	$48,224
Total Reserves and Revenue	71,262 MCF		$168,587	$144,956	$128,866

Paccom Ventures
MULTI-WELL REPORT

COMMENTS: Paccom Ventures' interest in Lario's East Corning, CA properties as of 10/1/02
COMBINED PRODUCTION, INCOME, AND EXPENSES EVALUATION DATE 11/16/02

YEAR	---- GROSS PROD.-- OIL-BBLS	GAS-MCF	---- NET PROD.--- OIL-BBLS	GAS-MCF	------ NET OPERATING REVENUE ------ OIL / COND REVENUE-$	GAS REVENUE-$	TOTAL REVENUE-$	----- NET OPERATING EXPENSES ---- DIR & INDIR OPR EXP-$	SEV & ADV & TRANSP-$	TOTAL EXPENSES-$
1980	0	582432	0	21841	$0	$68,494	$68,494	$2,832	$1,370	$4,202
1981	0	781143	0	23295	0	91,539	91,539	8,556	1,831	10,388
1982	0	324605	0	12173	0	38,162	38,162	8,558	763	9,321
1983	0	131182	0	4919	0	15,545	15,545	4,988	311	5,299
1984	0	59609	0	2235	0	7,064	7,064	4,988	241	5,129
1985	0	21351	0	801	0	2,530	2,530	3,325	51	3,376
1986	0	0	0	0	0	0	0	0	0	0
1987	0	0	0	0	0	0	0	0	0	0
1988	0	0	0	0	0	0	0	0	0	0
1989	0	0	0	0	0	0	0	0	0	0
1990	0	0	0	0	0	0	0	0	0	0
1991	0	0	0	0	0	0	0	0	0	0
TOT	0	1900323	0	71262	0	223,333	223,333	33,247	4,467	37,714
M.	0	0	0	0	0	0	0	0	0	0
TAL	0	1900323	0	71262	0	223,333	223,333	33,247	4,467	37,714

AR	OPERATING CASH FLOW-$	CAPITAL INVESTMENT-$	ANNUAL INT. 1000-$	PRIN. PAYMENT 1000-$	CASH FLOW BTAX-$	--- CUM--- CASH FLOW BTAX-$	OPR CASH FLO AFTER DEBT REDUCTION	DISC RATE-%	-----PRESENT WORTH PROFILE------ NPV BTAX-$	DISC RATE-%	NPV BTAX-$
								Based On Mid-Year Discounting			
80	$64,292	$18,500	0.0	0.0	$45,792	$45,792	$64,292	5	$155,937	35	$106,569
81	81,150	0	0.0	0.0	$81,150	126,942	81,150	8	149,169	40	101,112
82	29,463	0	0.0	0.0	$29,463	156,405	29,463	10	144,956	45	96,161
83	10,247	0	0.0	0.0	$10,247	166,652	10,247	12	140,962	50	91,650
84	1,935	0	0.0	0.0	$1,935	168,587	1,935	15	135,344	55	87,525
85	0		0.0	0.0	0	168,587	0	18	130,134	60	83,734
86	0		0.0	0.0	0	168,587	0	20	126,966	65	80,243
87	0		0.0	0.0	0	168,587	0	23	122,245	70	77,017
88	0		0.0	0.0	0	168,587	0	25	119,338	75	74,027
89	0		0.0	0.0	0	168,587	0	28	115,214	85	68,659
90	0		0.0	0.0	0	168,587	0	30	112,612	95	65,976
91	0		0.0	0.0	0	168,587	0				
	187,087	18,500	0.0	0.0	168,587	168,587	187,087	NET INCOME/INVEST --			10.11
	0	0	0.0	0.0	0	0	0	INTER RATE RETURN --			9999.9%
	187,087	18,500	0.0	0.0	168,587	168,587	187,087				

Paccom Ventures
ONE-LINE CAPITAL REPORT

COMMENT: Paccom Ventures' interest in Larlo's East Corning, CA properties as of 10/1/02

FILE	LEASE	FIELD	STATE	CAPITAL INVESTMENT	INTEREST 1000-$	PRINCIPAL 1000-$	NET CASH FLOW	DISC RATE	NPV BTAX	PCT OF TOTAL NPV
comb496	Strange Brew 2-30	East Corning	CA	18,500	0.0	0.0	63,836	10.0%	$55,066	38.0%
comb497	Layla 1-1	East Corning	CA	0	0.0	0.0	4,468	10.0%	$4,018	2.8%
comb498	Spoonful 1-1	East Corning	CA	0	0.0	0.0	6,113	10.0%	$5,517	3.8%
comb499	Braves Ulysses	East Corning	CA	0	0.0	0.0	64,764	10.0%	$55,713	38.4%
comb500	Strange Brew 1-31	East Corning	CA	0	0.0	0.0	29,406	10.0%	$24,642	17.0%
			TOTAL	$18,500	$0	$0	$168,587		$144,956	

Paccom Ventures
ONE-LINE PRODUCTION REPORT
COMMENT: Paccom Ventures' interest in Lario's East Corning, CA properties as of 10/1/02

FILE	LEASE	FIELD	STATE	----FINAL-- WI-%	NET-%	--- GROSS PROD.--- OIL-BBLS	GAS-MCF	------ NET PROD.---- OIL-BBLS	GAS-MCF	-OPERATING- CASH FLOW
comb496	Strange Brew 2-30	East Corning	CA	5.0	3.8	0	775804	0	29093	82,336
comb497	Layla 1-1	East Corning	CA	5.0	3.8	0	78730	0	2952	4,468
comb498	Spoonful 1-1	East Corning	CA	5.0	3.8	0	91855	0	3445	6,113
comb499	Braves Ulysses	East Corning	CA	5.0	3.8	0	626241	0	23484	64,764
comb500	Strange Brew 1-31	East Corning	CA	5.0	3.8	0	327693	0	12288	29,406
			TOTAL			0	1900323	0	71262	$187,087

-- RESERVE & ECONOMIC REPORT --

PREPARED BY -------- Mark Andersen, P.E.
INTEREST OWNER ----- Poccom Ventures
WELL &/OR LEASE ---- Lavio 1-1
FIELD OR RESERVOIR - East Corning

COMB NAME comb#97
FILE NAME paclay11
EVAL. DATE 11/16/02
EFFECTIVE DATE oct-02

CATEGORY - producing
COUNTY --- Tehama
STATE ---- CA
OPERATOR - Lario

YEAR	GROSS PROD. OIL-BBLS	GROSS PROD. GAS-MCF	NET PROD OIL-BBLS	NET PROD GAS-MCF	PRICE OIL-$	PRICE GAS-$	NET OPERATING REVENUE OIL REVENUE-$	GAS REVENUE-$	TOTAL REVENUE-$	NET OPERATING EXPENSES DIR & INDIR OPR EXP-$	SEV & ADV & TRANSP-	TOTAL EXPENSES-$
	EXPONENTIAL DECLINE											
2002	0	20064	0	752	$0.00	$2.87	$0	$2,159	$2,159	$446	$43	$489
2003	0	45456	0	1650	0.00	2.87	0	4,677	4,677	1,785	94	1,879
2004	0	15210	0	570	0.00	2.87	0	1,637	1,637	1,785	33	1,818
2005	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2006	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2007	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2008	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2009	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2010	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2011	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2012	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2013	0	0	0	0	0.00	0.00	0	0	0	0	0	0
S-TOT	0	78730	0	2952	WT.	WT.	0	8,473	8,473	4,016	169	4,186
REM.	0	0	0	0	AVG.	AVG.	0	0	0	0	0	0
TOTAL	0	78730	0	2952	$0.00	$2.87	0	8,473	8,473	4,016	169	4,186

YEAR	OPERATING CASH FLOW-$	CAPITAL INVEST-$	ANNUAL INT. 1000-$	PRIN. PAYMENT 1000-$	CASH FLOW BTAX-$	CUM. CASH FLOW BTAX-$	OPR CASH FLOW AFTER DEBT REDUCTION	DISC RATE-%	PRESENT WORTH PROFILE NPV BTAX-$	DISC RATE-%	NPV BTAX-$
								Based On Mid-Year Discounting			
2002	$1,670	$0	0.0	0.0	$1,670	$1,670	$1,670	2	4,370	40	$3,101
2003	2,798	0	0.0	0.0	$2,798	4,468	2,798	5	4,231	45	2,990
2004	0	0	0.0	0.0	$0	4,468	0	8	4,100	50	2,887
2005	0	0	0.0	0.0	$0	4,468	0	10	4,018	55	2,792
2006	0	0	0.0	0.0	$0	4,468	0	12	3,939	60	2,703
2007	0		0.0	0.0	0	4,468	0	15	3,826	65	2,620
2008	0		0.0	0.0	0	4,468	0	18	3,721	70	2,543
2009	0		0.0	0.0	0	4,468	0	20	3,653	75	2,471
2010	0		0.0	0.0	0	4,468	0	25	3,496	80	2,404
2011	0		0.0	0.0	0	4,468	0	30	3,353	85	2,340
2012	0		0.0	0.0	0	4,468	0	35	3,221	90	2,280
2013	0		0.0	0.0	0	4,468	0				
S-TOT	4,468	0	0.0	0.0	4,468	4,468	4,468				
REM.	0	0	0.0	0.0	0	0	0				
TOTAL	4,468	0	0.0	0.0	4,468	4,468	4,468				

NET COST/BOE ----- $/BOE	ERR	ULT OIL RECOV/ACRE ---- BBL	0
NET RETURN/BOE --- $/BOE	ERR	ULT GAS RECOV/ACRE ---- MCF	0
NET INCOME/BOE --- $/BOE	ERR	ULT OIL RECOV/ACRE-FT-- BBL	0
OIL ECO RATE -- BBL/DAY	0.0	ULT GAS RECOV/ACRE-FT-- MCF	0
GAS ECO RATE -- MCF/DAY	119.1	INITAL W.I. ------------- %	5.00000
INIT PROD RAT-- MCF/DAY	250	FINAL W.I. -------------- %	5.00000
DECLINE RATE -------- %	65.0	INITAL REVENUE INT. ----- %	3.75000
EXPONENT - N ---------	0.0	FINAL REVENUE INT. ------ %	3.75000
PROD. RISK FACTOR ---- %	100.00	TANG & EQUIP RISK FACTOR- %	100.00
LSEHOLD RISK FACTOR -- %	100.00	IDC RISK FACTOR --------- %	100.00

BEFORE TAX SUMMARY

MONTHS IN 1st YEAR -----	3
ECO LIFE --------- YEARS	1.25
NPV @ SELECT RATE- 10.0%	$4,018
NET INCOME/INVEST ------	ERR
INT RATE RETURN - Mid-Yr	9999.9%
PAYOUT ------------ YRS	0.00
$ PER NET INIT PROD RATE	$0
8/8 OIL RES -------- BBL	0
8/8 GAS RES -------- MCF	78,730
NET OIL RES -------- BBL	0
NET GAS RES -------- MCF	2,952
ULT OIL RECOV ------ BBL	0
ULT GAS RECOV ------ MCF	78,730

-- RESERVE & ECONOMIC REPORT --

PREPARED BY --------	Mark Andersen, P.E.	COMB NAME	comb498	CATEGORY -	producing
INTEREST OWNER -----	Poccom Ventures	FILE NAME	docspoon	COUNTY ---	Tehama
WELL &/OR LEASE ----	Spoonful 1-1	EVAL. DATE	11/16/02	STATE ----	CA
FIELD OR RESERVOIR -	East Corning	EFFECTIVE DATE	oct-02	OPERATOR -	Lario

YEAR	--- GROSS PROD. --- OIL-BBLS	GAS-MCF	--- NET PROD --- OIL-BBLS	GAS-MCF	PRICE OIL-$	PRICE GAS-$	NET OPERATING REVENUE OIL REVENUE-$	GAS REVENUE-$	TOTAL REVENUE-$	NET OPERATING EXPENSES DIR & INDIR OPR EXP-$	SEV & ADV & TRANSP-	TOTAL EXPENSES-$
	EXPONENTIAL DECLINE											
2002	0	28147	0	1056	$0.00	$2.87	$0	$3,029	$3,029	$446	$61	$507
2003	0	50966	0	1911	0.00	2.87	0	5,485	5,485	1,785	110	1,895
2004	0	12742	0	478	0.00	2.87	0	1,371	1,371	1,785	27	1,812
2005	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2006	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2007	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2008	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2009	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2010	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2011	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2012	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2013	0	0	0	0	0.00	0.00	0	0	0	0	0	0
S-TOT	0	91855	0	3445	WT.	WT.	0	9,886	9,886	4,016	198	4,214
REM.	0	0	0	0	AVG.	AVG.	0	0	0	0	0	0
TOTAL	0	91855	0	3445	$0.00	$2.87	0	9,886	9,886	4,016	198	4,214

YEAR	OPERATING CASH FLOW-$	CAPITAL INVEST-$	ANNUAL INT. 1000-$	PRIN. PAYMENT 1000-$	CASH FLOW BTAX-$	CUM. CASH FLOW BTAX-$	OPR CASH FLOW AFTER DEBT REDUCTION	DISC RATE-%	---PRESENT WORTH PROFILE--- NPV BTAX-$	DISC RATE-%	NPV BTAX-$
								Based On Mid-Year Discounting			
2002	$2,523	$0	0.0	0.0	$2,523	$2,523	$2,523	2	5,983	40	$4,299
2003	3,590	0	0.0	0.0	$3,590	6,113	3,590	5	5,799	45	4,151
2004	0	0	0.0	0.0	$0	6,113	0	8	5,626	50	4,014
2005	0	0	0.0	0.0	$0	6,113	0	10	5,517	55	3,887
2006	0	0	0.0	0.0	$0	6,113	0	12	5,413	60	3,768
2007	0		0.0	0.0	0	6,113	0	15	5,264	65	3,658
2008	0		0.0	0.0	0	6,113	0	18	5,123	70	3,555
2009	0		0.0	0.0	0	6,113	0	20	5,034	75	3,458
2010	0		0.0	0.0	0	6,113	0	25	4,825	80	3,367
2011	0		0.0	0.0	0	6,113	0	30	4,635	85	3,282
2012	0		0.0	0.0	0	6,113	0	35	4,460	90	3,201
2013	0		0.0	0.0	0	6,113	0				
S-TOT	6,113	0	0.0	0.0	6,113	6,113	6,113				
REM.	0	0	0.0	0.0	0	0	0				
TOTAL	6,113	0	0.0	0.0	6,113	6,113	6,113				

				BEFORE TAX SUMMARY	
				MONTHS IN 1st YEAR -----	3
				ECO LIFE --------- YEARS	1.25
				NPV @ SELECT RATE- 10.0%	$5,517
				NET INCOME/INVEST ------	ERR
NET COST/BOE ----- $/BOE	ERR	ULT OIL RECOV/ACRE ---- BBL	0	INT RATE RETURN - Mid-Yr	9999.9%
NET RETURN/BOE --- $/BOE	ERR	ULT GAS RECOV/ACRE ---- MCF	0	PAYOUT ------------- YRS	0.00
NET INCOME/BOE --- $/BOE	ERR	ULT OIL RECOV/ACRE-FT-- BBL	0	$ PER NET INIT PROD RATE	$0
OIL ECO RATE -- BBL/DAY	0.0	ULT GAS RECOV/ACRE-FT-- MCF	0	8/8 OIL RES -------- BBL	0
GAS ECO RATE -- MCF/DAY	139.6	INITAL W.I. ------------ %	5.00000	8/8 GAS RES -------- MCF	91,855
INIT PROD RAT-- MCF/DAY	365	FINAL W.I. ------------- %	5.00000	NET OIL RES -------- BBL	0
DECLINE RATE -------- %	75.0	INITAL REVENUE INT. ----- %	3.75000	NET GAS RES -------- MCF	3,445
EXPONENT - N ---------	0.0	FINAL REVENUE INT. ------ %	3.75000	ULT OIL RECOV ------ BBL	0
PROD. RISK FACTOR ---- %	100.00	TANG & EQUIP RISK FACTOR- %	100.00	ULT GAS RECOV ------ MCF	91,855
LSEHOLD RISK FACTOR -- %	100.00	IDC RISK FACTOR --------- %	100.00		

-- RESERVE & ECONOMIC REPORT --

PREPARED BY --------	Mark Andersen, P.E.	COMB NAME	comb499
INTEREST OWNER -----	Poccom Ventures	FILE NAME	pocoulv
WELL &/OR LEASE ----	Broves Ulysses	EVAL. DATE	11/16/02
FIELD OR RESERVOIR -	East Corning	EFFECTIVE DATE	oct-02

CATEGORY - producing
COUNTY --- Tehama
STATE ---- CA
OPERATOR - Lario

YEAR	GROSS PROD. OIL-BBLS	GROSS PROD. GAS-MCF	NET PROD OIL-BBLS	NET PROD GAS-MCF	PRICE OIL-$	PRICE GAS-$	NET OPERATING REVENUE OIL REVENUE-$	GAS REVENUE-$	TOTAL REVENUE-$	NET OPERATING EXPENSES DIR & INDIR OPR EXP-$	SEV & ADV & TRANSP-	TOTAL EXPENSES-$
	EXPONENTIAL DECLINE											
2002	0	129261	0	4847	$0.00	$3.16	$0	$15,317	$15,317	$416	$306	$722
2003	0	301270	0	11298	0.00	3.16	0	35,701	35,701	1,663	714	2,377
2004	0	120509	0	4519	0.00	3.16	0	14,280	14,280	1,663	286	1,948
2005	0	48205	0	1808	0.00	3.16	0	5,712	5,712	1,663	114	1,777
2006	0	19282	0	723	0.00	3.16	0	2,285	2,285	1,663	46	1,708
2007	0	7713	0	289	0.00	3.16	0	914	914	1,663	18	1,681
2008	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2009	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2010	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2011	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2012	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2013	0	0	0	0	0.00	0.00	0	0	0	0	0	0
S-TOT	0	626241	0	23484	WT.	WT.	0	74,210	74,210	8,728	1,484	10,212
REM.	0	0	0	0	AVG.	AVG.		0	0	0	0	0
TOTAL	0	626241	0	23484	$0.00	$3.16		74,210	74,210	8,728	1,484	10,212

YEAR	OPERATING CASH FLOW-$	CAPITAL INVEST-$	ANNUAL INT. 1000-$	PRIN. PAYMENT 1000-$	CASH FLOW BTAX-$	CUM. CASH FLOW BTAX-$	OPR CASH FLOW AFTER DEBT REDUCTION
2002	$14,595	$0	0.0	0.0	$14,595	$14,595	$14,595
2003	33,324	0	0.0	0.0	$33,324	47,919	33,324
2004	12,332	0	0.0	0.0	$12,332	60,252	12,332
2005	3,935	0	0.0	0.0	$3,935	64,187	3,935
2006	577	0	0.0	0.0	$577	64,764	577
2007	0		0.0	0.0	0	64,764	0
2008	0		0.0	0.0	0	64,764	0
2009	0		0.0	0.0	0	64,764	0
2010	0		0.0	0.0	0	64,764	0
2011	0		0.0	0.0	0	64,764	0
2012	0		0.0	0.0	0	64,764	0
2013	0		0.0	0.0	0	64,764	0
S-TOT	64,764	0	0.0	0.0	64,764	64,764	64,764
REM.	0	0	0.0	0.0	0	0	0
TOTAL	64,764	0	0.0	0.0	64,764	64,764	64,764

---PRESENT WORTH PROFILE---

Based On Mid-Year Discounting

DISC RATE-%	NPV BTAX-$	DISC RATE-%	NPV BTAX-$
2	62,737	40	$39,109
5	59,913	45	37,258
8	57,323	50	35,577
10	55,713	55	34,044
12	54,189	60	32,642
15	52,048	65	31,354
18	50,066	70	30,169
20	48,825	75	29,073
25	45,972	80	28,059
30	43,432	85	27,117
35	41,157	90	26,239

BEFORE TAX SUMMARY

MONTHS IN 1st YEAR -----	3
ECO LIFE --------- YEARS	4.25
NPV @ SELECT RATE- 10.0%	$55,713
NET INCOME/INVEST ------	ERR
INT RATE RETURN - Mid-Yr	9999.9%
PAYOUT ------------- YRS	0.00
$ PER NET INIT PROD RATE	$0
8/8 OIL RES -------- BBL	0
8/8 GAS RES -------- MCF	626,241
NET OIL RES -------- BBL	0
NET GAS RES -------- MCF	23,484
ULT OIL RECOV ------ BBL	0
ULT GAS RECOV ------ MCF	626,241

NET COST/BOE ----- $/BOE	ERR	ULT OIL RECOV/ACRE ---- BBL	0
NET RETURN/BOE --- $/BOE	ERR	ULT GAS RECOV/ACRE ---- MCF	0
NET INCOME/BOE --- $/BOE	ERR	ULT OIL RECOV/ACRE-FT-- BBL	0
OIL ECO RATE -- BBL/DAY	0.0	ULT GAS RECOV/ACRE-FT-- MCF	0
GAS ECO RATE -- MCF/DAY	52.8	INITAL W.I. ------------- %	5.00000
INIT PROD RAT-- MCF/DAY	1585	FINAL W.I. -------------- %	5.00000
DECLINE RATE -------- %	60.0	INITAL REVENUE INT. ----- %	3.75000
EXPONENT - N ---------	0.0	FINAL REVENUE INT. ------ %	3.75000
PROD. RISK FACTOR ---- %	100.00	TANG & EQUIP RISK FACTOR- %	100.00
LEASEHOLD RISK FACTOR -- %	100.00	IDC RISK FACTOR --------- %	100.00

-- RESERVE & ECONOMIC REPORT -

PREPARED BY -------- Mark Andersen, P.E.	COMB NAME comb500	CATEGORY - producing
INTEREST OWNER ----- Paccom Ventures	FILE NAME pacsb131	COUNTY --- Tehama
WELL &/OR LEASE ---- Strange Brew 1-31	EVAL. DATE 11/16/02	STATE ---- CA
FIELD OR RESERVOIR - East Corning	EFFECTIVE DATE oct-02	OPERATOR - Lario

YEAR	GROSS PROD. OIL-BBLS	GROSS PROD. GAS-MCF	NET PROD OIL-BBLS	NET PROD GAS-MCF	PRICE OIL-$	PRICE GAS-$	NET OPERATING REVENUE OIL REVENUE-$	GAS REVENUE-$	TOTAL REVENUE-$	NET OPERATING EXPENSES DIR & INDIR OPR EXP-$	SEV & ADV & TRANSP-	TOTAL EXPENSES-$
	EXPONENTIAL DECLINE											
2002	0	45331	0	1700	$0.00	$3.16	$0	$5,372	$5,372	$416	$107	$523
2003	0	129188	0	4845	0.00	3.16	0	15,309	15,309	1,663	306	1,969
2004	0	73637	0	2761	0.00	3.16	0	8,726	8,726	1,663	175	1,837
2005	0	41974	0	1574	0.00	3.16	0	4,974	4,974	1,663	99	1,762
2006	0	23925	0	897	0.00	3.16	0	2,835	2,835	1,663	57	1,719
2007	0	13638	0	511	0.00	3.16	0	1,616	1,616	1,663	32	1,695
2008	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2009	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2010	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2011	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2012	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2013	0	0	0	0	0.00	0.00	0	0	0	0	0	0
S-TOT	0	327693	0	12288	WT.	WT.	0	38,832	38,832	8,728	777	9,505
REM.	0	0	0	0	AVG.	AVG.	0	0	0	0	0	0
TOTAL	0	327693	0	12288	$0.00	$3.16	0	38,832	38,832	8,728	777	9,505

YEAR	OPERATING CASH FLOW-$	CAPITAL INVEST-$	ANNUAL INT. 1000-$	PRIN. PAYMENT 1000-$	CASH FLOW BTAX-$	CUM. CASH FLOW BTAX-$	OPR CASH FLOW AFTER DEBT REDUCTION	DISC RATE-%	PRESENT WORTH PROFILE NPV BTAX-$	DISC RATE-%	NPV BTAX-$
								Based On Mid-Year Discounting			
2002	$4,849	$0	0.0	0.0	$4,849	$4,849	$4,849	2	28,323	40	$16,356
2003	13,340	0	0.0	0.0	$13,340	18,189	13,340	5	26,832	45	15,472
2004	6,889	0	0.0	0.0	$6,889	25,078	6,889	8	25,477	50	14,677
2005	3,212	0	0.0	0.0	$3,212	28,290	3,212	10	24,642	55	13,959
2006	1,116	0	0.0	0.0	$1,116	29,406	1,116	12	23,856	60	13,307
2007	0		0.0	0.0	0	29,406	0	15	22,760	65	12,713
2008	0		0.0	0.0	0	29,406	0	18	21,755	70	12,169
2009	0		0.0	0.0	0	29,406	0	20	21,130	75	11,671
2010	0		0.0	0.0	0	29,406	0	25	19,705	80	11,212
2011	0		0.0	0.0	0	29,406	0	30	18,453	85	10,789
2012	0		0.0	0.0	0	29,406	0	35	17,344	90	10,398
2013	0		0.0	0.0	0	29,406	0				
S-TOT	29,406	0	0.0	0.0	29,406	29,406	29,406				
REM.	0	0	0.0	0.0	0	0	0				
TOTAL	29,406	0	0.0	0.0	29,406	29,406	29,406				

BEFORE TAX SUMMARY

MONTHS IN 1st YEAR -----	3
ECO LIFE --------- YEARS	4.25
NPV @ SELECT RATE- 10.0%	$24,642
NET INCOME/INVEST ------	ERR
INT RATE RETURN - Mid-Yr	9999.9%
PAYOUT ------------- YRS	0.00
$ PER NET INIT PROD RATE	$0
8/8 OIL RES -------- BBL	0
8/8 GAS RES -------- MCF	327,693
NET OIL RES -------- BBL	0
NET GAS RES -------- MCF	12,288
ULT OIL RECOV ------ BBL	0
ULT GAS RECOV ------ MCF	327,693

NET COST/BOE ----- $/BOE	ERR	ULT OIL RECOV/ACRE ---- BBL	0
NET RETURN/BOE --- $/BOE	ERR	ULT GAS RECOV/ACRE ---- MCF	0
NET INCOME/BOE --- $/BOE	ERR	ULT OIL RECOV/ACRE-FT-- BBL	0
OIL ECO RATE -- BBL/DAY	0.0	ULT GAS RECOV/ACRE-FT-- MCF	0
GAS ECO RATE -- MCF/DAY	65.5	INITAL W.I. ------------ %	5.00000
INIT PROD RAT-- MCF/DAY	2130	FINAL W.I. ------------- %	5.00000
DECLINE RATE -------- %	43.0	INITAL REVENUE INT. ----- %	3.75000
EXPONENT - N ---------	0.0	FINAL REVENUE INT. ------ %	3.75000
PROD. RISK FACTOR ---- %	25.00	TANG & EQUIP RISK FACTOR- %	25.00
LSEHOLD RISK FACTOR -- %	25.00	IDC RISK FACTOR --------- %	100.00

-- RESERVE & ECONOMIC REPORT --

PREPARED BY --------	Mark Andersen, P.E.	COMB NAME	comb496	CATEGORY -	proved undeveloped
INTEREST OWNER -----	Paccom Ventures	FILE NAME	pacsb230	COUNTY ---	Tehama
WELL &/OR LEASE ----	Stronge Brew 2-30	EVAL. DATE	11/16/02	STATE ----	CA
FIELD OR RESERVOIR -	East Corning	EFFECTIVE DATE	Nov-03	OPERATOR -	Lorio

YEAR	GROSS PROD. OIL-BBLS	GROSS PROD. GAS-MCF	NET PROD OIL-BBLS	NET PROD GAS-MCF	PRICE OIL-$	PRICE GAS-$	NET OPERATING REVENUE OIL REVENUE-$	GAS REVENUE-$	TOTAL REVENUE-$	NET OPERATING EXPENSES DIR & INDIR OPR EXP-$	SEV & ADV & TRANSP-	TOTAL EXPENSES-$
	EXPONENTIAL DECLINE											
2003	0	359628	0	13486	$0.00	$3.16	$0	$42,616	$42,616	$1,108	$852	$1,961
2004	0	256264	0	9610	0.00	3.16	0	30,367	30,367	1,663	607	2,270
2005	0	102507	0	3844	0.00	3.16	0	12,147	12,147	1,663	243	1,905
2006	0	41004	0	1538	0.00	3.16	0	4,859	4,859	1,663	97	1,760
2007	0	16402	0	615	0.00	3.16	0	1,944	1,944	1,663	59	1,701
2008	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2009	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2010	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2011	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2012	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2013	0	0	0	0	0.00	0.00	0	0	0	0	0	0
2014	0	0	0	0	0.00	0.00	0	0	0	0	0	0
S-TOT	0	775804	0	29093	WT.	WT.	0	91,933	91,933	7,758	1,839	9,597
REM.	0	0	0	0	AVG.	AVG.	0	0	0	0	0	0
TOTAL	0	775804	0	29093	$0.00	$3.16	0	91,933	91,933	7,758	1,839	9,597

YEAR	OPERATING CASH FLOW-$	CAPITAL INVEST-$	ANNUAL INT. 1000-$	PRIN. PAYMENT 1000-$	CASH FLOW BTAX-$	CUM. CASH FLOW BTAX-$	OPR CASH FLOW AFTER DEBT REDUCTION
2003	$40,655	$18,500	0.0	0.0	$22,155	$22,155	$40,655
2004	28,097	0	0.0	0.0	$28,097	50,253	28,097
2005	10,242	0	0.0	0.0	$10,242	60,494	10,242
2006	3,099	0	0.0	0.0	$3,099	63,594	3,099
2007	242	0	0.0	0.0	$242	63,836	242
2008	0		0.0	0.0	0	63,836	0
2009	0		0.0	0.0	0	63,836	0
2010	0		0.0	0.0	0	63,836	0
2011	0		0.0	0.0	0	63,836	0
2012	0		0.0	0.0	0	63,836	0
2013	0		0.0	0.0	0	63,836	0
2014	0		0.0	0.0	0	63,836	0
S-TOT	82,336	18,500	0.0	0.0	63,836	63,836	82,336
REM.	0	0	0.0	0.0	0	0	0
TOTAL	82,336	18,500	0.0	0.0	63,836	63,836	82,336

---PRESENT WORTH PROFILE---

Based On Mid-Year Discounting

DISC RATE-%	NPV BTAX-$	DISC RATE-%	NPV BTAX-$
2	61,890	40	$38,246
5	59,163	45	36,290
8	56,642	50	34,495
10	55,066	55	32,842
12	53,565	60	31,314
15	51,446	65	29,898
18	49,469	70	28,582
20	48,224	75	27,354
25	45,339	80	26,207
30	42,740	85	25,132
35	40,387	90	24,122

BEFORE TAX SUMMARY

MONTHS IN 1st YEAR -----	8
ECO LIFE --------- YEARS	4.67
NPV @ SELECT RATE- 10.0%	$55,066
NET INCOME/INVEST ------	4.45
INT RATE RETURN - Mid-Yr	9999.9%
PAYOUT ------------ YRS	0.30
$ PER NET INIT PROD RATE	$250
8/8 OIL RES -------- BBL	0
8/8 GAS RES -------- MCF	775,804
NET OIL RES -------- BBL	0
NET GAS RES -------- MCF	29,093
ULT OIL RECOV ------ BBL	0
ULT GAS RECOV ------ MCF	775,804

NET COST/BOE ----- $/BOE	ERR	ULT OIL RECOV/ACRE ---- BBL	0
NET RETURN/BOE --- $/BOE	ERR	ULT GAS RECOV/ACRE ---- MCF	0
NET INCOME/BOE --- $/BOE	ERR	ULT OIL RECOV/ACRE-FT-- BBL	0
OIL ECO RATE -- BBL/DAY	0.0	ULT GAS RECOV/ACRE-FT-- MCF	0
GAS ECO RATE -- MCF/DAY	44.9	INITAL W.I. ------------ %	5.00000
INIT PROD RAT-- MCF/DAY	1975	FINAL W.I. ------------- %	5.00000
DECLINE RATE -------- %	60.0	INITAL REVENUE INT. ----- %	3.75000
EXPONENT - N ---------	0.0	FINAL REVENUE INT. ------ %	3.75000
PROD. RISK FACTOR ---- %	100.00	TANG & EQUIP RISK FACTOR- %	100.00
LSEHOLD RISK FACTOR -- %	100.00	IDC RISK FACTOR --------- %	100.00

It should be noted that as of the date of this Annual Information Form, the Strange Brew 2-30 is on line and is currently averaging 1.5 MMCFD

Feni Project, Papua New Guinea

The Feni Property Exploration licence covers and area of 37 square kilometres, is southeast of, along trend from and geologically similar to the Lihir Mine. Aggressive exploration of the potential of the Feni Islands was prompted by a world class gold discovery on Lihir Island by the Niugini Mining/Kennecott joint Venture. The Feni Islands were explored by ESSO Minerals, City Resources and Ingold (INCO) who spent a combined A$10.5 million on exploration from 1983 to 1992.

Following is the Technical Report on the Feni Gold Project, prepared for the Issuer by Peter Christopher, PhD., P.Eng., Peter Christopher and Associates Prepared May 20, 2003, revised June 4, 2003 and June 10, 2003.

2.0 TABLE OF CONTENTS

3.0 SUMMARY OF FENI PROPERTY

3.1. Property Description and Location

Paccom Ventures Inc. (Paccom), through an agreement with New Guinea Gold Corporation (NGG) an arm's-length junior mining company listed on the TSX Venture Exchange, has acquired an option to earn a 75% interest in the Feni Gold Project. The project area is located in New Ireland Province, Papua New Guinea (PNG), 165km east of Rabaul, PNG. Feni property, consisting of tenement EL 1021, covers a total of 37.0km^2 Islands in two separate areas on adjacent Ambitle and Babase Islands. The Feni islands lie within an evolving, Tertiary island arc called the "Lihir Corridor". The Feni Gold Project is in a northwesterly trending alkaline structural province extending from Bougainville through the Green, Feni, Tanga, Lihir and Tabar island groups.

3.2 Property Ownership

NGG recently consolidated its interests in the Feni Property by obtaining control of Macmin (PNG) Ltd., the registered owner of the Feni Property. On February 5th, 2003

Paccom signed a letter of intent to acquire an option to earn up to a 75% interest in the Feni Gold Project. Paccom is required to make staged payments of shares totaling 800,000 to NGG, make minimum exploration expenditures of CDN $2,500,000, staged over three years with expenditures of CDN$250,000 by January 31st, 2004 and a minimum of an additional CDN$250,000 by June 30th, 2004, maintain Tenement No. EL 1021 by payment of rent to PNG government, Paccom has paid the annual rental of K 5,170 (1K= about $0.45 CDN) to extend the tenement to November 4, 2003. Paccom will act as operator. Macmin Silver Ltd holds a 1% NSR royalty on any production from the Feni project Tenements.

3.3 Property Geology, Mineralization and Exploration

The Feni Gold Project is situated along the Rim of Fire, the active circum-Pacific volcanic belt that hosts most of the areas large porphyry copper-gold deposits and a number of world-class epithermal gold deposits. This property represent the selected reductions of much larger prospecting authorities evaluated on a reconnaissance basis by Esso, City Resources, BHP, Asarco, INCO, Cyprus/Amax, CRA Exploration Pty Ltd., and others. The major exploration efforts were generally conducted after discovery of world-class deposits like Ok Tedi, Porgera, Lihir and Bougainville with an objective of locating similar world-class deposits. Excellent prospects and anomalies, considered to have moderate size potential, remain to be tested. Recent volcanic deposits blanket large areas of the property and may conceal mineralized zones with larger potential.

The Feni islands are within a chain of alkaline volcanic islands that contain a significant gold deposit on Tabar Island and a world-class gold deposit on Lihir Island. The Feni property is mainly a target for hot spring gold deposits (like Lihir) or a deeper 'high-grade' multi-vein deposit (like Tolukuma on the main island of Papua New Guinea). It also has potential for very high-grade structurally controlled mineralization (like Hishikari in Japan) and indications of a porphyry copper-gold system occur in some drill holes. Previous exploration of the Feni project area has identified over 30 separate gold anomalies and occurrences. Soil geochemistry for gold, mercury, arsenic and copper has been obtained for a 9km^2 zone that includes the Kabang and Dome prospects.

Ambitle Island has at its center an eroded caldera. Numerous active thermal areas are aligned along young faults and caldera ring fracture zones. Older counterparts of the active geothermal areas have been the main exploration targets. The NNW trending Matampasel Fault cuts an eroded caldera, and flanks the NNW trending Niffin Graben. Movement on NNW structures resulted in graben cross structures. Polymictic, angular clast, altered volcanic breccia bodies occur along the Natong structure. Silicified clasts from the breccias are reported to have gold values up to 75 g/t Au.

3.4 Status of Past Exploration

Small-scale alluvial gold mining occurred on Tatau Island in the Tabar Group prior to the Second World War. The islands belt received cursory evaluation by CRA using stream silt sampling, but much stronger copper anomalies diverted CRA's attention to Bougainville and resulted in the discovery of a world-class copper/gold deposit at Panguna. Aggressive exploration of the lode potential of the Feni Islands was prompted by a world-class gold discovery on Lihir Island by Niugini Mining/Kennecott joint venture. Esso, City Resources, and Ingold Holdings explored the Feni Islands from 1983 to 1992 with combined expenditures of about $10.5 million Australian dollars (Roth, 1993).

Basic exploration of the Feni Islands was started by Esso in 1983 and continued by a City Resources joint venture in 1984. Early geological, geochemical and geophysical surveys led to an initial scout, reverse circulation drill program on the Lacey, Kabang, Saddle, Natong, and Dome prospects in 1985. Diamond drilling started in 1986, with several holes completed in the Kabang, Saddle and Natong prospects.

Ingold entered a joint venture agreement with City Resources in 1989 and completed additional soil sampling, trenching and reverse circulation and diamond drilling before terminating the joint venture in 1991. City Resources, inactive by 1991, allowed the tenement to lapse in late 1991 or early 1992. A summary of the drilling, prior to NGG involvement, is presented in Tables 8.1 and 8,2.

Mac Mining, now Macmin, was formed in 1992 to acquire the Feni tenement. The property was joint-ventured by Union Mining NL in 1992 with compilation and program recommendation reports prepared (McNeil, 1993a & b) but little fieldwork completed. The property was returned to Macmin in 1994 but the 1994 work plans were delayed by eruption of the Rabaul volcano. In 1995 Macmin diamond drilled 989m in four holes on the Natong prospect to follow-up significant Ingold 1989 drill results. The 1995 drilling intersected long intervals of anomalous gold values, but intersections with grades like Ingold's Hole 1 (3.1m @ 2.83 g/t Au & 1.5m @ 8.7 g/t Au), Hole 2 (0.95m @ 35 g/t Au, 10m @ 5.7 g/t Au & 3.4 g/t Au) and Hole 8 (3m @ 10 g/t Au) were not encountered.

The writer examined the Feni property on March 11, 1996 with NGG geologists Dr. David Lindley and John Kirakar. The Central Caldera, Kabang, Kapakai Springs and Natong prospects were examined. Mud from a active hot spring at the Kapakai Springs prospects was sampled by the writer and found to contain 3,631ppb Au (FPC 96311-4 @ GPS 04°04.71'S, 153°34.67'E) and strongly anomalous gold values were obtained from surface exposures of siliceous volcanic breccia at the Central Caldera (FPC 96311-1: 5m chip 205ppb Au; @ GPS 04°04.29'S, 153°36.35'E) and Kabang prospects (FPC 96311-2 &3: contiguous 2 m chip samples contained 310ppb and 589ppb Au, respectively (@ GPS 04°05.32'S, 153°36.45'E). Possible diatreme breccias and related argillic alteration were examined along the Natong graben, an extensional structure at the Natong prospect. The writer recommended further surface exploration and drilling for the Central Caldera and Kabang prospects (Christopher, 1996).

A preliminary soil survey was conducted at the Kabang prospect in 1996. In 1997, 1985 vintage airborne geophysical data, flown for Esso, was reinterpreted (Craven, 1997), and an 1,840 sample soil geochemical survey completed over the Kabang prospect area and grid sampling extended westerly from Kabang to the Kapkai hot spring area.

In January 1998, Peter Christopher & Associates Inc. was retained to revise and update engineering reports on the Feni and Normanby Properties (Christopher, 1998). Since only limited additional surface work was completed on the Feni property, the Feni update was based on office review of reports in Macmin's Gold Coast, Queensland office on 2nd March 1998.

After the writer's 1998 report, NGG contracted Zonge Engineering in 1998 and 1999 to complete a 20.05 line km induced polarization survey (IP) over the Kabang prospect. They also did trenching (3km) and four diamond drill holes totaling 618.7m. The drill holes tested coincident IP and geochemical anomalies within the Kabang grid area. The holes (Mad2 – Mad4) encountered an active hydrothermal system and failed to test the

target zone. In 2000 and 2001 previous airborne geophysical surveys were reinterpreted. No work was done in 2002. In early 2003, a surface geochemical sampling program was started by NGG but sampling results have not been obtained.

3.5 Conclusions and Recommendations

Previous exploration programs have identified over 30 prospects on the Feni property with the Kabang prospect, the most advanced, estimated to contain an inferred resource of 4.0 million tonnes of 1.4 g/t Au with the extent of mineralization not yet defined (Bateman Kinhill, 1993). North Caldera zone, on Ambitle Island, has a drill intersection of 16.7m at 2.3 g/t Au that is open along strike. Further induced polarization surveying should define silicified and mineralized areas with excellent potential for extending both the Kabang zone mineralization, and the North Caldera zone. Detailed mapping, surface trenching and surface sampling are required to properly direct further drilling of the North Caldera zone. Several of the other geochemical anomalies and gold occurrences should be promotable to the drill stage with further surface evaluation. Surface geological, geochemical, and induced polarization surveys should be conducted to define the best areas within a large potassium rich vent area that extends southerly, as indicated by ground IP and airborne magnetic and radiometric surveys, from the Kabang prospect area.

The Kabang zone on Ambitle Island had previous drilling and grid soil geochemical sampling. Soil sampling defined a zone of near-surface gold mineralization that remains open in most directions. Significant drill intersections (e.g. 113m at 1.12 g/t Au; 15m at 2.56 g/t Au and 2.2m at 6.5 g/t Au) justify further drilling for reserve definition of this zone. The entire 256.5m of DDH MAD 001, drilled in 1998, graded 0.82 g/t Au and a 52.0m section from 68m to 120m graded 1.65 g/t Au. An active hydrothermal system caused drilling problems and loss of mineralized zone core for holes Mad 2 through 4.

Stage 1 surface work and drill site definition on the Feni property is estimated to cost CDN$ 100,000 (Table 22.1). Stage 2A diamond drilling on the Feni property is estimated to cost CDN$ 400,000 (Table 22.2). The recommended Stage 2B-1,000m drill program (Table 22.3) is warranted and the recommendation is independent of results of exploration in Stage 2A. The total cost of Stage 1 and Stage 2 programs is an estimated CDN$ 1,000,000. A success contingent Stage 3 program of resource definition and metallurgical testing is estimated to cost CDN$1,500,000. Completion of the Stage 3 program would satisfy earn in property expenditure requirements.

3.6 Opinion of Merit

The writer is of the opinion that the recommended programs on the Feni Property are warranted and of sufficient merit to justify investment in the proposed exploration.

4.0 INTRODUCTION AND TERMS OF REFERENCE

4.1 TERMS OF REFERENCE AND PURPOSE

On February 14, 2003 Paccom Ventures Inc., a company listed on the TSX Venture Exchange, reported it has signed a formal option agreement with New Guinea Gold Corporation (NGG) an arm's-length company and Macmin (PNG) Ltd. now a subsidiary of NGG, to acquire a 75% interest in the Feni Gold Project located in New Ireland Province, PNG. Peter Christopher & Associates Inc. was retained by the management of Paccom to update their November 21, 2002 (Christopher, 2002) technical reports in compliance with the requirements of National Instrument 43-101 and Form 43-101F1 for

use as a support document to be filed with the British Columbia Securities Commission and TSX Venture Exchange.

4.2 SOURCE OF INFORMATION AND DATA

This report is based upon the writer's knowledge of the property gained from published and unpublished technical reports and maps listed in the References and Sources of Information section, discussions of the properties with NGG personnel and consulting geologists, and a field examination. In addition the writer has co-authored separate PNG technical reports on the Crater Mountain property with consulting geologist Trevor Smith and the Sehulea property with consulting geologist Dr. David Lindley. The writer previously has been involved in the following Technical Reports for NGG:

Christopher, P.A., and Lindley, I.D., 2002. Technical Report on the Sehulea property, Normanby Island, Milne Bay Province, Papua New Guinea. For New Guinea Gold Corporation 10th September 2002.

Christopher, P.A., and Smith, Trevor W., 2002. Technical report on the Crater Mountain property, Chimbu and Eastern Highland Provinces, Papua New Guinea; for New Guinea Gold Corporation, 10th September 2002.

Christopher, P.A., 1996. Report on the Mt. Nakru, Simuku, Wild Dog, Normanby, and Feni Properties, Papua New Guinea and Tafuse property, Vanuatu. For Multinational Resources Inc. (now New Guinea Gold), dated April 26, 1996.

Christopher, P.A., 1998. Report on the Normanby and Feni Properties, Papua New Guinea. For New Guinea Gold Corporation dated March 15, 1998.

Christopher, P.A., 2002. Technical Report on the Mt. Nakru, Simuku, Sinivit, Normanby and Feni Properties, Papua New Guinea. For New Guinea Gold Corporation dated October 1, 2002 and revised November 21, 2002.

This Technical Report provides an updated overview of previous exploration and geological setting of the Feni Property and provides recommendations for further success-contingent staged exploration programs.

4.3 FIELD INVOLVEMENT OF THE QUALIFIED PERSON

This report is based on extensive property files reviewed by the writer in Macmin's Gold Coast, Queensland, Australia Office between August 1st and 7th, 2002 and property file review in conjunction with 1996 and 1998 property visits in PNG. In 1996, the writer examined the Feni, Sinivit, Simuku, Mt. Nakru, and Normanby properties between the 7th and 19th, March 1996 with geologists Dr. David Lindley and John Kirakar providing guidance and a geological and historical perspective on the properties. In February 1998, the writer updated his Normanby, PNG property examination with NGG geologist Peter McNeil.

5.0 DISCLAIMER

The writer has included a property title and ownership sections and terms of agreement sections as required by NI 43-101. The ownership information was obtained from documents in the Macmin and NGG property files and reviewed with NGG personnel, and the terms of agreements section was obtained from sews releases by Paccom and NGG. The data is believed to be accurate however ownership and terms of agreements are legal matters and should be confirmed by Paccom legal counsel.

6.0 GENERAL PROPERTY DESCRIPTIONS AND LOCATIONS

6.1 LOCATIONS (FIGURE 6.1)

The Feni property in PNG occurs in the South Pacific Ocean archipelago (Figure 6.1) that extends from the Asian mainland to New Zealand. The property is situated along the Rim of Fire, the active circum-Pacific volcanic belt that hosts several large porphyry copper-gold deposits and a number of world-class epithermal gold deposits.

The Feni property consists of two separate areas on adjacent Ambitle and Babase Islands in the Feni-Lihir-Tabar chain of islands in the New Ireland Province of Papua New Guinea (Figure 6.1). The total area of 37km^2 comprises 30km^2 in area A on Ambitle Island and 7km^2 in area B on Babase Island (Figure 6.1). The Feni (Anir) Islands is the collective name for the adjacent Ambitle (87 km^2) and Babase (23km^2) islands that are separated by a 400m wide Salat Strait. The Feni Islands are 165km northeast of Rabaul/Kokopo, the capital of East New Britain. The license is centred at about coordinates 4°04'S latitude and 153°38 E longitude, and is covered by part of topographic map Feni 1:100,000.

6.2 PROPERTY TITLE AND OWNERSHIP (Figure 6.1; Table 6.1)

The Feni property, consisting of EL 1021 covering 373km^2, was granted to Janjubilee Pty Ltd., a wholly owned subsidiary of Macmin (PNG) Ltd., on November 4th, 1992. On December 23rd, 1994 the tenement title was transferred to Macmin (PNG) Pty Limited. The license has gone through several 2-year renewals and reductions. The present tenement covers 37km^2 in 2 separate parts. The location of the 11 sub-blocks is shown on Figure 6.1 with pertinent claim data summarized in Table 6.1. The renewal, due on 3 November 3 2002, was granted and 2003 rental has been paid.

NGG has joint-ventured the Feni project with Macmin since April 1996 and on March 3rd, 1998 a 25% interest in EL1091 was assigned to NGG and registered. NGG, after shareholder and regulatory approval, acquired the remaining 75% interest in the Feni property from Macmin in March 2003.

Subject to any agreement made under Section 17 of the PNG Mines Act, the State reserves the right to elect at any time, prior to the commencement of mining, to make a single purchase up to 30% equitable interest in any mining discovery arising from this license, at a price pro rata to the accumulated exploration expenditures and then to contribute to further exploration and development in relation to the lease on a pro rata basis, unless otherwise agreed. Macmin estimates that over CDN$ 814,446 has been spent on EL1021.

Table 1 summarizes pertinent property data, and Figure 6.1 shows the regional setting within the Lihir Corridor and plan of previous and present Feni tenement.

TABLE 6.1 Pertinent Property Data and Schedule of Feni Mining Tenement.

PROPERTY & LICENSE	OWNER	LICENSE NOUMBER	LICENSE AREA KM^2	RENEWAL REQUIRED	ISSUE DATE	MAP
Feni	Janjubilee Pty Ltd.[2] 100%	EL1021	37.0	04/11/04	4/11/92	SB56
Notice of Grant of Extension Received from NGG Department of Mines on 29 April 2003. Renewal in effect from 04/11/2002; EL = Exploration License; *Janjubilee PTY Ltd. wholly owned subsidiary of Macmin (PNG) Ltd.						

Figure 6.1 Feni License and Location in Lihir Metallogenic Corridor.


Papua New Guinea Location Map
0
500km
Simbori
Lihir, 40M ozs Au
Rabaul
Feni
Lihir Corridor
West New
Britain Corridor
Frieda River/Nena
Ok Tedi
Porgera, 20M ozs Au
Mt Kari
Sinivit
Simuku
Crater Mountain
Mount Nakru
New Britian
Bougainville,
16M ozs Au
Solomon Is
Grasberg - Porgera
Corridor
Wafi
Tolukuma
Port Moresby
Woodlark
Normanby
Sehulea
Misima, 5M ozs Au
Misima Corridor
New Guinea Gold Project
Existing Mine
Mine Approved/Under Construction
Mine likely in near future
Corridor Locations
EL 1021 FENI
REDUCED LICENSE
January 2002
MACMIN PNG Ltd.
Former License Area
EL 1021 Feni
Reduced License Area
EL 1021 Feni
FIGURE 2
-3° 59' 00"
-4° 00' 00"
-4° 01' 00"
-4° 02' 00"
-4° 03' 00"
-4° 04' 00"
-4° 05' 00"
-4° 06' 00"
-4° 07' 00"
-4° 08' 00"
-4° 09' 00"
-4° 10' 00"
-4° 11' 00"
-4° 12' 00"
153° 32' 00"
153° 33' 00"
153° 34' 00"
153° 35' 00"
153° 36' 00"
153° 37' 00"
153° 38' 00"
153° 39' 00"
153° 40' 00"
153° 41' 00"
153° 42' 00"
153° 43' 00"
153° 44' 00"
153° 45' 00"
153° 46' 00"
153° 47' 00"
153° 48' 00"
153° 49' 00"
153° 50' 00"
153° 51' 00"

7.0 ACCESSIBILITY, PHYSIOGRAPHY, CLIMATE LOCAL RESOURCES AND INFRASTRUCTURE

7.1 ACCESSIBILITY

Access to camps, previously located along the southerly coast, is via boat from the Rabaul. Bulk supplies and equipment can be chartered by barge or boat from Rabaul, 160km to the west, for loading/unloading directly on the beaches. A government operated grass airstrip with a first aid post is found at Malekolon on the western tip of Babase Island. There are three flights per week from Rabaul by light aircraft. Two helicopter companies (Pacific and Island) have bases in Rabaul. Ambitle and Babase islands have rough gravel roads around their perimeters, but ground transportation services are minimal. On Ambilte Island there are bulldozer tracks linking prospects to the coast. Foot trails cross both islands.

7.2 PHYSIOGRAPHY AND CLIMATE

The relief is rugged with elevations ranging to 400m. The islands have tropical rain forest cover with agriculture restricted to a narrow belt along the ocean. Rainfall is approximately 200cm annually. Active hot springs and fumaroles have resulted in several kill zones or areas of stunted vegetation.

7.3 LOCAL RESOURCES AND INFRASTRUCTURE

A number of small villages along the coasts of the Feni Islands provide a source of labour for camps and exploration programs. About 2,000 habitants of the Feni Islands subsist mainly on agriculture and fishing. Several small stores are situated throughout the islands. There is no central power supply on the islands and communication is mainly by radio.

8.0 HISTORY (TABLES 8.1 & 8.2)

Small-scale alluvial gold mining occurred on Tatau Island in the Tabar Group prior to the Second World War. The islands belt received cursory evaluation by CRA using stream silt sampling, but much stronger copper anomalies diverted CRA's attention to Bougainville and resulted in the discovery of a world-class copper/gold deposit at Panguna. Aggressive exploration of the lode potential of the Feni Islands was prompted by a world-class gold discovery on Lihir Island by Niugini Mining/Kennecott joint venture. Esso, City Resources, and Ingold Holdings explored the Feni Islands from 1983 to 1992 with combined expenditures of about $10.5 million Australian dollars (Roth, 1993).

Basic exploration of the Feni Islands was started by Esso in 1983 and continued by a City Resources joint venture in 1984. Early geological, geochemical and geophysical surveys led to an initial scout, reverse circulation drill program on the Lacey, Kabang, Saddle, Natong, and Dome prospects in 1985. Diamond drilling started in 1986, with several holes completed in the Kabang, Saddle and Natong prospects.

Ingold entered a joint venture agreement with City Resources in 1989 and completed additional soil sampling, trenching and reverse circulation and diamond drilling before terminating the joint venture in 1991. City Resources, inactive by 1991, allowed the tenement to lapse in late 1991 or early 1992. A summary of the drilling is presented in Tables 8.1 and 8.2.

Mac Mining, now Macmin, was formed in 1992 to acquire the Feni tenement. The property was joint-ventured by Union Mining NL in 1992 with compilation and program recommendation reports prepared (McNeil, 1993a & b) but little fieldwork completed.

The property was returned to Macmin in 1994. A surface exploration and drilling program was planned for 1994, but the 1994 work plans were interrupted by eruption of the Rabaul volcano. In 1995 Macmin diamond drilled 989m in four holes on the Natong prospect to follow-up significant Ingold 1989 drill results. The 1995 drilling intersected long intervals of anomalous gold values, but intersections with grades like Ingold's Hole 1 (3.1m @ 2.83 g/t Au & 1.5m @ 8.7 g/t Au), Hole 2 (0.95m @ 35 g/t Au, 10m @ 5.7 g/t Au & 3.4 g/t Au) and Hole 8 (3 m @ 10 g/t Au) were not encountered.

TABLE 8.1. Summary of Aircore and RC Drilling, Feni Property.

COMPANY	PROSPECT	LENGTH (m)	NO. OF HOLES	BEST RESULTS
Esso/City	Kabang	370.3	12	2m @ 1.48 g/t Au 5m @ 1.16 g/t Au
Esso/City	Lacey	314.8	4	2m @0.66 g/t Au
Esso/City	Saddle	585.0	11	3m @ 0.31 g/t Au
Esso/City	Natong	302.0	10	2m @ 1.20 g/t Au
Esso/City	Dome	2158.9	50	2m @ 0.36 g/t Au
Esso/City	Nansau	773.1	8	2m @ 1.53 g/t Au & 69 ppm Ag
Esso/City	Ebor	445.9	6	NIL
Ingold	Central Caldera	3438.0	33	6m @1.53 g/t Au & 0.75% Cu
TOTALS		*8388.0*	*134*	

TABLE 8.2 Summary of Diamond Core Drilling, Feni Property.

COMPANY	PROSPECT	LENGTH (m)	NO. OF HOLES
Ingold NGG	Kabang Kabang	578.1 618.7	6 4
Esso/City	Saddle	384.2	2
Esso/City Ingold Macmin	Natong Natong Natong	306.2 1315.2 989.0	2 12 4
Esso/City Ingold	Dome Dome	760.5 1201.2	3 6
Esso/City	Nasau	400.0	2
TOTALS		*6553.1*	*41*

The writer examined the Feni property on March 11, 1996 with NGG geologists Dr. David Lindley and John Kirakar. The Central Caldera, Kabang, Kapakai Springs and Natong prospects were examined. Mud from a active hot spring at the Kapakai Springs prospects was sampled by the writer and found to contain 3,631ppb Au (FPC 96311-4 @ GPS 04°04.71'S, 153°34.67'E) and strongly anomalous gold values were obtained from surface exposures of siliceous volcanic breccia at the Central Caldera (FPC 96311-1: 5 m chip 205ppb Au; @ GPS 04°04.29'S, 153°36.35'E) and Kabang prospects (FPC 96311-2

&3: contiguous 2 m chip samples contained 310ppb and 589ppb Au, respectively (@ GPS 04°05.32'S, 153°36.45'E). Possible diatreme breccias and related argillic alteration were examined along the Natong graben, an extensional structure at the Natong prospect. The writer recommended further surface exploration and drilling for the Central Caldera and Kabang prospects (Christopher, 1996).

The geology of the Kabang prospect was reviewed by Dr. Lindley (1996a), and further exploration on Feni Islands was evaluated by Dr. Lindley (1996b) on the basis of geological, geochemical, geophysical review of the concealed Minifie orebody on Lihir Island. Dr. Lindley noted that arsenic and mercury soil geochemistry provided excellent pathfinders to the buried Minifie deposit. A preliminary soil survey was conducted at the Kabang prospect in 1996. In 1997, 1985 vintage airborne geophysical data, flown for Esso, was reinterpreted (Craven, 1997), and an 1,840 sample soil geochemical survey completed over the Kabang prospect area and grid sampling extended westerly from Kabang to the Kapkai hot spring area.

In January 1998, Peter Christopher & Associates Inc. was retained to revise and update engineering reports on the Feni and Normanby Properties (Christopher, 1998). Since only limited additional surface work was completed on the Feni property, the Feni update was based on office review of reports in Macmin's Gold Coast, Queensland office on 2nd March 1998.

Since the writer's 1998 report, NGG contracted Zonge Engineering in 1998 and 1999 to complete a 20.05 line km induced polarization survey (IP) over the Kabang prospect. They also did trenching (3km) and four diamond drill holes totaling 618.7m. The drill holes tested coincident IP and geochemical anomalies within the Kabang grid area. The holes (Mad2 – Mad4) encountered an active hydrothermal system and failed to test the target zone. In 2000 and 2001 previous airborne geophysical surveys were reinterpreted. No work was done in 2002.

Previous exploration programs have identified over 30 prospects on the Feni property with the Kabang prospect, the most advanced, estimated to contain an inferred resource of 4.0 million tonnes of 1.4 g/t Au with the extent of mineralization not yet defined (Bateman Kinhill, 1993). After the writer's 1998 report, NGG contracted Zonge Engineering to complete a 20.05 line km induced polarization survey (IP) over the Kabang prospect, trenching and four diamond drill holes totaling 618.7m. The drill holes tested coincident IP and geochemical anomalies within the Kabang grid area.

9.0 REGIONAL GEOLOGY (FIGURES 9.1 & 9.2)

The Feni property lies within an evolving island arc of Tertiary age. It is a northwesterly trending structural province with alkaline intrusive and volcanic rocks extending from Bougainville through the Green, Feni, Tanga, and Lihir to Tabar island group at the northwest.

The center of the Ambitle Island is an eroded caldera. The country rocks are alkalic mafic to intermediate strato-volcanics. Numerous active thermal areas are aligned along young faults and caldera ring fracture zones. Older counterparts of the active geothermal areas have been the main exploration targets. The NNW trending Matampasel Fault cuts the eroded caldera. The Matampasel Fault flanks the NNW trending Niffin Graben.

Movement on NNW structures resulted in graben cross structures like the northeasterly Natong Structure. Polymictic, angular clast, altered volcanic breccia bodies occur along the Natong structure. Silicified clasts from the breccias are reported by Lindley (1994) to have gold values up to 75 g/t Au.

Babase Island is composed of a volcano that consists of basaltic trachytic rocks of Plio-Pleistocene age with some reef limestone.

An airborne magnetic and radiometric survey, conducted for Esso, suggested an intrusive complex in the southwest part of the Ambitle Island. The intrusive complex is postulated to be related to or at least the heat source for mineralizing episodes. Craven (1997) re-processed Esso's 1985 vintage aeromagnetic and radiometric data, and suggested that mid-level intrusive rocks were more extensive below the southern half of Ambitle Island than suggested by mapping and previous


Lyra Reef
Papua New Guinea
See Detail Below
Port Moresby
0 500 km
TABAR ISLANDS
LIHIR ISLANDS
TANGA ISLANDS
NEW IRELAND
BISMARK SEA
FENI ISLANDS
GREEN ISLANDS
NEW BRITAIN
SOLOMON SEA
BOUGAINVILLE ISLAND
TABAR - LIHIR - FENI ALKALINE PROVINCE
0 150 km
N
After Ingold
NEW GUINEA GOLD CORPORATION
FENI PROPERTY - EL. 1021
TABAR - LIHIR - FENI ALKALINE PROVINCE
FENI ISLANDS, PAPUA NEW GUINEA
P.A. CHRISTOPHER & ASSOCIATES INC.
SCALE: AS SHOWN

Figure 9.1. Feni Alkaline Province.


CENTRAL CALDERA
SADDLE PROSPECT
KABANG CREEK PROSPECT
NANUM BAY
LEGEND
Neutral Alteration (illite, smectite)
Acid Alteration (Kaolinite, dunite, opal)
Tephra
Fault
Caldera Rim
KILOMETRES
AMD-009
AMD-005
AMD-008
AMD-006
AMD-007
AMD-004
Hot ground
Approximate concealed contact of Trachyte Dome
Kabang Creek
LEGEND
Kabang Breccia
Hot springs
Diamond drillhole
Track
METRES
NEW GUINEA GOLD CORPORATION
FENI PROPERTY-EL 1021
CENTRAL CALDERA
KABANG PROSPECT
FENI ISLANDS, PAPUA NEW GUINEA
P.A. CHRISTOPHER & ASSOCIATES INC.
KABANG PROSPECT

Figure 9.2 Geological Setting of the Central Caldera and Kabang Prospects.

geophysical interpretation. He also suggested that northeasterly trending faults and fractures appeared to be a more significant control of mineralization than suggested by previous work.

10.0 DEPOSIT TYPES

The Feni project is situated in a structural and geological zone which hosts a world-class porphyry copper-gold deposit at Bougainville and a world-class epithermal, hot spring gold deposit at Lihir (Figure 6.1). The gold deposit at Lihir contains an estimated gold resource of over 40 million ounces in material grading over 3 g/t Au.

The Feni property is mainly a target for hot spring gold deposits like Lihir or a deeper 'high-grade' multi-vein deposit such as Tolukuma on the main island of Papua New Guinea, or also has potential for very high-grade structurally controlled mineralization like Hishikari in Japan, and has indication of a porphyry copper-gold system in some of the drill holes.

11.0 MINERALIZATION (FIGURES 11.1, 11.2; TABLE 11.1)

Previous exploration of the Feni property has identified over 30 separate gold anomalies and occurrences that are summarized in Table 11.1, and Figure 11.1 and 11.2 (McNeil, 1993b).

The alteration mineralogy and presence of pyrite, chalcopyrite, arsenopyrite are possible indicators of a buried copper-gold porphyry system. Although gold exploration has concentrated on fossil boiling zone deposits like Lihir, the geological setting is also prospective for shallow, oxidized vein type and/or structurally controlled, deeper 'high grade', bonanza vein or multi-vein deposits like Tolukuma near Port Moresby.


BABASE ISLAND
AMBITLE ISLAND
PROSPECTS
1. Kabang
2. Nalong
3. Saddle
4. Dome
5. Lacey
6. North Central Caldera
7. Nanabo (Upper & Lower)
8. Niffin
GEOCHEMISTRY
Selected sample location
Visible gold in concentrate (Au in g/t)
PROSPECTS
Prospect location & I.D. number
After Ingold
NEW GUINEA GOLD CORPORATION
FENI PROPERTY - EL 1021
AMBITLE ISLAND
PANNED GOLD+PROSPECTS
P.A. CHRISTOPHER & ASSOCIATES INC.

Figure 11.1. Gold Geochemistry of Panned Samples from Around Ambite Is Showings, Feni Property.

Figure 11.1. Gold Geochemistry of Panned Samples from Around Ambite Is Showings, Feni Property.

Figure 11.2 Geology of Feni Islands and Location of Main Prospects.

Figure 11.2 Geology of Feni Islands and Location of Main Prospects.


KABANG PROSPECT
LACEY PROSPECT
NATONG PROSPECT
Alluvium
After Ingold
NEW GUINEA GOLD CORPORATION
FENI PROPERTY-EL.1021
GEOLOGY & PROSPECTS
FENI ISLANDS, PAPUA NEWGUINEA
P.A. CHRISTOPHER & ASSOCIATES INC.

Table 11.1 Summary of Mineral Prospects on Feni Islands.

PROSPECT	COMMENTS
KABANG	Broad zone of advanced argillic, epithermal alteration occur along the southern boundary of Central Caldera with several breccia outcrops that assay up to 4 g/t Au, 360ppm As. Stream geochemistry 0.081 g/t Au in -80 mesh & 0.85 g/t in pan concentrate 300m downstream. In centre of prospect stream values are 0.026 and 2.85 g/t Au respectively. Inferred resource of approximately 7.0Mt at 1.3 g/t in faulted, sub horizontal zone 20 to 120m thick. Top of zone is 50-100m below surface. . Results include 76m at 1.68 g/t, 20m at 2.13 g/t, & 2.2m at 6.5 g/t in separate holes. . The epithermal mineralisation is overprinting an earlier porphyry copper mineralising episode. . Mineralisation is open laterally in several directions and the potential for additional mineralisation is excellent, perhaps with much higher grades where structures cut or cross the zone.
SADDLE	. 1.2 by 0.8 km area advanced argillic alteration on Caldera ring fracture system. . Several drill holes failed to locate fossil boiling system, best results 0.1 to 0.3 g/t Au, 600 to 7000ppm Cu, up to 6900ppm Pb and 7400ppm Zn. . Cross cutting structures should be targeted.
DOME	. Most of Central Caldera. Widespread hydrothermal activity related to cross cutting fractures. Thick ash cover hinders exploration. . Widespread low gold (0.1 to 0.3 g/t), high As and Cu. . Few deep drill holes. Best result was 6m at 1.5 g/t Au and 0.75% Cu. . Cross cutting structures should be targeted and porphyry Cu/Au potential evaluated.
NORTH CENTRAL CALDERA	. Strong geochemical stream gold anomalies over several km^2 with several pan concentrate values >20 g/t Au. . Surface trench results of 32.4m At 1.19 g/t Au including 5m at 5.46 g/t Au. . Drill hole intersection of 16.67m at 2.3 g/t Au including 2.37m at 5.3 g/t Au.
NATONG STREAM WEST	. Within large area of argillic alteration in Natong area. . Selected channels gave 1m at 53.8 g/t and 1m at 19.8 g/t. . Gold in soil anomaly over strike length in excess of 1km. . Drill hole intercepts such as 0.95m at 35 g/t Au and 3m at 10 g/t Au. . Gold soil anomaly not explored, requires additional drilling.
NATONG BRECCIA	. Arsenic anomalous area, 1000m by 300m, with erratic gold in breccia fragments to 75 g/t Au. . Adjacent to and 100m topographically higher than Natong Stream West. . Prospect may be adjacent to or above fossil boiling zone. . Several drill holes failed to locate high-grade mineralisation. Additional work warranted.
NATONG WEST	. West of Natong Stream West, area of gold and arsenic soil anomalism. . Best channel samples 2m at 4.5 g/t, 5m at 3.5 g/t and 10m at 2.0 g/t. . Few air core holes failed to locate substantial mineralisation.
UPPER NANABO	. Area of argillic alteration within large aeromagnetic low. Widespread low value Au and higher As anomalism.
LOWER NANABO	. Similar to Upper Nanabo.
LOWER NIFFIN	. Aeromagnetic alteration low, approximately 900m x 900m. . Maximum pan concentrate 4.4 g/t Au. Widespread low value gold geochemistry with moderate As. . Structures should be targeted.

KABANG SOUTH	. Unexplored area south of Kabang. Contains series of circular structures, one pan concentrate value of 0.6 g/t Au and may be source of 124 g/t pan concentrate in Nanum River tributary,
UPPER NIFFIN A	. Abundant circular, arcuate and linear structures. No significant exploration completed. . Pan concentrates values of 1.6 & 4.4 g/t Au.
UPPER NIFFIN B	. Similar to Upper Niffin A, but no known anomalous geochemistry.
UPPER NIFFIN C	. Single pan concentrate anomaly of 1.54 g/t Au.
UPPER NIFFIN D	. Series of circular structures to east of Upper Niffin A & B. . Best geochemistry was 0.1 g/t in -80 mesh and 1.32 g/t in pan concentrate. One soil value of 0.22 g/t Au. . Northern boundary adjoins Kabang Creek where 30 g/t Au in pan concentrate is recorded.
UPPER NIFFIN E	. Two anomalous stream values, 1.28 g/t Au in pan concentrate and 0.1 g/t in -80 mesh. . Marked and cohesive Cu in soil anomaly in ridge line survey.
BONAU	. West of Central Caldera with float value of 77 g/t. Stream silt geochemical value of 0.13 g/t Au, some low gold in soil recorded.
DANLAM	. Two areas of argillic alteration with maximum pan concentrate of 3.83 g/t. Extensive low Au and moderate As in soils recorded (maximum 0.19 g/t Au).
KAPKAI	. Active hot spring area with spring precipitates of up to 30 g/t Au. . Some moderate gold in soil values and high As anomalism (maximum 0.37 g/t Au).
WARRAMUNG	. Active hot springs along NW-SE structure. 500x500m area of alteration. Stream south of Warramung had pan concentrate value of 0.89 g/t Au.
LACEY	. 1300m by 500m area of intense argillic alteration. Gold in soil anomalies maximum 0.29 g/t Au. . Air core drill holes defined porphyry style alteration with Cu values to 1120ppm but relatively low gold.
DAN MAGAL	. West of Kabang, stream silt value of 0.17 g/t Au. Limited trenching did not locate source of anomaly.
LOWER NANUM WEST	. Two stream silt anomalies SE of Warramung - 0.15 g/t Au and 0.08 g/t Au.
MATOFF BAY	. South of Lacey, stream silts of 0.15 g/t Au and 0.25 g/t Au, maximum pan concentrate of 0.54 g/t Au.
NE COAST	. Anomalous geochemistry such as 0.19 in stream silt and 1.13 g/t Au in pan concentrate.
NANSAU	. On Babase Island, gold, silver, arsenic and copper are anomalous within silicified brecciated sediments over area of 600m by 300m. . Two diamond drill holes revealed low gold (0.3 g/t) plus high As (3700 ppm) over intervals as wide as 80m. . Only small part of system
EBOR	. NE coast of Babase Island, pan concentrate value of 4.56 g/t Au. Some soil gold anomalies.
BABASE A	. Soil values of 0.25 and 0.18 g/t Au and 14ppm Sb from ridge and spur sampling.
BABASE B	. Ridge and spur soil anomaly, maximum value of 0.45 g/t Au, 33ppm As and 8ppm Sb.
BABASE D	. Ridge and spur soil anomaly, maximum value 0.03 g/t Au, 177ppm As and 2ppm

	Sb.

12.0 EXPLORATION BY MACMIN AND NGG

12.1 GEOCHEMICAL SURVEY (FIGURES 12.1 – 12.3)

The 1996 and 1997 soil geochemical survey consisted of 1,840 soil samples from a 9km^2 grid area (NGG News Release; Ninkama, 1997) over the Ambitle intrusive complex. The samples were collected at 25m intervals along lines spaced mostly at 200m intervals. Samples were obtained with a hand-held auger that allowed penetration of up to 2m and sampling below the surface organic layer. A 30 g sample was digested in aqua regia and analyzed for gold by AA, copper by AA, mercury by cold vapor AA and arsenic by hydride generation AA at Analabs Niugini at Lae, PNG. An outline of the gridded area with summary plots of gold, mercury, and arsenic presented as Figures 12.1– 12.3. Au, Hg, As, and Cu values at each station are in Appendix C of Christopher (1998), along with a detailed description of Analabs analytical procedures.

Gold values in soil, ranging from <0.02 to 0.48 ppm, were contoured at 0.02 ppm, and 0.10 ppm. Approximately 23% of the soil samples contain anomalous values of gold >20 ppb with anomalous areas outlined on summary Figure 12.1.

Mercury values in soil, ranging from <0.05ppm to 39.00 ppm, were contoured at 0.05 ppm, 0.10 ppm and 0.20 ppm on Plate 2. Anomalous mercury values >200 ppb are highlighted on summary Figure 12.2.

Arsenic values in soil, ranging from <50 ppm to 742 ppm, were contoured at 50 ppm, 75 ppm and 100 ppm on Plate 3. Anomalous arsenic values >100 ppm are highlighted on summary Figure 9.6.

Copper values in soil, ranging from <150 ppm to 1,000 ppm are shown by grid coordinates in Appendix C of Christopher (1998).


KAPKAI
Hot Spring
(Gold Deposition)
LEGEND
Kabang/Kapkai Grid
Drainage
Gold Contours
20 - 100ppb
> 100ppb
KABANG
Resource area
MACMIN N.L./NEW GUINEA GOLD CORP.
EL 1021 - Feni Project
Kabang - Kapkai Grid
GOLD SOIL (Auger) GEOCHEMISTRY

Figure 12.1. Soil Gold Geochemistry Over the Kabang Prospect, Feni Property.


LEGEND
Kabang/Kapkai Grid
Drainage
Mercury Contours
50 - 200ppb
> 200ppb
MACMIN N.L./NEW GUINEA GOLD CORP.
EL 1021 - Feri Project
Kabang - Kapkai Grid
MERCURY SOIL (Auger) GEOCHEMISTRY

Figure 12.2. Soil Mercury Geochemistry Over the Kabang Prospect, Feni Property


LEGEND
Drainage
Arsenic Contours
> 100ppm
KABANG PROSPECT
MACMIN N.L./NEW GUINEA GOLD CORP.
EL 1021 - Feni Project
Kabang - Kapkai Grid
ARSENIC SOIL (Auger) GEOCHEMISTRY

Figure 12.3. Soil Arsenic Geochemistry Over the Kabang Prospect, Feni Property

12.2 SOIL GEOCHEMICAL SUMMARY

Contouring of soil geochemical results (Ninkama, 1997) has outlined ten priority anomalies of coincident gold, arsenic and/or mercury and two secondary anomalies contoured Figures 12.1 to12.3. The sampled area includes the surface expression of the inferred resource at the Kabang prospect. The Kabang zone was defined by anomalous values of 0.40 g/t, 0.02 g/t and 0.05 g/t gold in soil that indicates that small areas with anomalous values above 0.02 g/t gold in soil are significant.

Ninkama (1997) describes the following 12 anomalous areas.

Anomaly 1. 7900-8300E/9375-9650N (400m x 275m). Anomaly 1 is defined on gridlines 8000E and 8200E and gave local highs of 0.10-0.12ppm Au, 0.10-0.25ppm Hg, 214-254ppm Cu but no coincident As anomaly. The anomaly trend is similar to structural trend of the Niffin graben. The anomaly is in an area probably underlain by precaldera volcanics.

Anomaly 2. 7900-8300E/9775-10025N (400m x 250m). Anomaly 2 is defined along the same grid lines as anomaly 1 by anomalous Au and Hg with highs of 0.10-0.12ppm Au, 0.10-0.691ppm Hg, 200ppm to 314ppm Cu but no coincident As anomaly. The anomaly trend is similar to structural trends that crosscut the Niffin graben structure. The anomaly is in an area probably underlain by precaldera volcanics.

Anomaly 3. 8140-8480E/10775-11000N (340m x 225m). Anomaly 3 is NW of the Saddle geothermal area and is defined by anomalous Au, Hg, and Cu with highs of 0.10-0.14ppm Au, 0.20-1.10ppm Hg, 200-435ppm Cu but no coincident As anomaly. The anomaly trend is similar to structural trend of the Niffin graben. The anomaly is in an area probably underlain by precaldera volcanics.

Anomaly 4. 9300-9700E/10750-11000N (190m x 250m). Anomaly 4 is defined by anomalous Au, Hg and As and is located NE of the Saddle geothermal area with highs of 0.06-0.08ppm Au, 0.10-0.13ppm Hg and 86-102ppm As. The anomaly trend is similar to structural trends that crosscut the Niffin graben structure. The area is within what was called the Dome and is underlain by tephra covered volcanics and a trachyte dome.

Anomaly 5. 9720-10150E/10825-11000N (430m x 175m). Anomaly 5 is also within the Dome prospect and is defined by anomalous Au, Hg, and As values with highs of 0.05-0.09ppm Au, 0.11-0.20ppm Hg, and 103-143ppm As. The anomaly trend is parallel to the Niffin graben structure and is in an area covered by tephra covering volcanics and a trachyte dome. Six short holes were previously drilled in the anomaly with moderately altered trachyte and elevated values of Au, Cu and As reported.

Anomaly 6. 10080-10450E/10350-10625N (370m x 275m). Anomaly 6 is about 400m NE of the Kabang resource area and is defined by anomalous Au, Hg, As and patchy anomalous Cu with highs of 0.10-0.50ppm Au, 0.10-11.0ppm Hg, 110-742ppm As and Cu 200-383ppm. The anomaly parallels the trend of the Niffin graben structure in an area were tephra covers volcanics and trachyte. Holes CCR16-18, CC39 and CC50 tested the area with long intersections of anomalous gold values up to 0.159 g/t Au. Zones of anomalous As and Cu and up to 5% pyrite (brecciated trachyte at end of hole CC39 were reported. Hole CCR16 contained values ranging from 0.07 g/t to 0.159 g/t Au between 78-116m and 0.13 g/t Au from 116-118m (119m EOH).

Anomaly 7. 10570-10900E/10375-10525N (330m x 150m). Anomaly 7 is defined by anomalous Au, Hg, As, and Cu with highs of 0.10-0.11ppm Au, 0.202-0.699ppm Hg, 83-109ppm As and 386-1000ppm Cu. The anomaly is north of the inferred gold resource at the Kabang prospect and 50m easterly and parallel to anomaly 6. The area is underlain by tephra that overlies trachyte. The area of anomaly 7 was partially tested with drill holes CCR15-16 and CC13. Hole CC13 terminated at 28m in pyritic trachyte. Hole CCR15 contained gold values to 0.05 g/t Au and hole CCR 16 between anomaly 6 and anomaly 7 contained values to 0.159 g/t Au.

Anomaly 8. 9950-10350E/10000-10150N (400m x 150m). Anomaly 8 is defined by anomalous Au, Hg, and As with local high values of 0.08-0.40ppm Au, 0.11-39.0ppm Hg, and 110-200ppm As. The anomaly trends parallel to structures that crosscut the Niffin graben, and it is associated with the inferred gold resources at the Kabang prospect. The anomaly is developed in a tephra-covered area and has been partially tested by holes AMD2-8, KAD 1-6 and CCR20 and CCR25. The holes are reported to define an inferred resource of 4.0 million tonnes grading 1.4 g/t Au (Bateman Kinhill, 1993). Review of the geochemical plots shows that anomalous conditions remain open to the east and northeast areas of the grid, and that stronger, more continuous response occurs in areas with limited tephra cover like the ridge area surveyed by line 8200E. The anomalous areas warrant physical testing to determine their significance and then extension to the east and northeast.

Anomaly 9. 10920-11050E/10000-10225N (130m x 225m). Anomaly 9, east of the Kabang prospect about 1km, is defined by anomalous Au, Hg, Cu and patches of anomalous As with local highs of 0.10-0.27ppm Au, 0.10-0.29ppm Hg, 270-538ppm Cu, and patches of 52-93ppm As. The area is underlain by precaldera volcanics. The nearest drill hole CCR22, about 300m to the WNW, contained values of 0.02 g/t-0.07 g/t Au and 200-450ppm Cu.

Anomaly 10. 9520-9900E/9425-9600N (380m x 175m). Anomaly 10, 500m SSW of the Kabang prospect, is defined by localized anomalies with highs of 0.05-0.10ppm Au and 0.10-0.45ppm Hg developed over tephra cover. Contour trenching and drill hole CCR1 were completed in the anomalous area. CCR1 averaged 0.08 g/t Au with a high value of 0.19 g/t Au. The high value from contour trenches was 0.10 g/t Au.

Anomaly 1B. 7950-8300E/9000-9175N (350m x 175m). Anomaly 1B is defined by anomalous Au, Hg, and Cu with local highs of 0.11-0.12ppm Au, 0.12-0.20ppm Hg, and 200-471ppm Cu. The anomaly overlies basement volcanics in area with only limited surface sampling.

Anomaly 2B. 8600-8850E/8750-8975N (250m x 225m). Anomaly 2B is defined by local values to 0.05ppm Au and 0.165ppm Hg. The values considered of interest by Ninkama (1997) because of lack of proximity to a geothermal area and no previous work in the area.

13.0 DRILLING (FIGURES 13.1 – 13.2; TABLES 13.1-13.3)

Several programs of reverse circulation, aircore and diamond drilling have been conducted on the Feni property. Pervious drilling was summarized to 1993 in the Bateman Kinhill report as follows: "On Ambitle Island up until 1989, Esso and City had completed a total of 3,731m of reverse circulation and 2,622m of diamond core drilling. On Babase Island 1,219m of reverse circulation and 400m of diamond core drilling was

undertaken. In 1989 and 1990 Ingold completed a total of 3,438m of aircore drilling and 3,095m of diamond core drilling in the Natong, Kabang, Dome and Central caldera prospects on Ambitle Island."

In 1995 Macmin diamond core drilled 989.0m on the Natong prospect and targeted high-grade trench results (two channels samples over selected 1 m intervals grading 53.8 g/t Au and 19.8 g/t Au), and extensions of Ingold drill holes that contained intervals of 0.95m at 35 g/t Au and 3m at 10 g/t Au. In 1998 and 1999, NGG drilled four diamond drill holes to test coincident soil geochemical and IP anomalies (Figure 19.1, Tables 13.1 & 13.2).

TABLE 13.1. Statistics for Diamond Drilling on the Feni Property.

HOLE NO.	COLLAR COORDS. (local grid)	AMG COLLAR COORDS.	AZIMUTH/ DIP (degrees)	FINAL DEPTH (m)	TOTAL NO. OF SAMPLES	SAMPLE NOS.	ASSAYS DONE
MAD-001	10300E 10320N	9,548,061E 567,534N	000Mag/ -60o	159	80	19001-19080 19174-19222	Au, Cu, As
MAD-002	9840E 9960N	9,547,890E 566975N	000Mag/ -60	91.5	45	19081-19125	Au. Cu, As
MAD-003	9130E 10035N	9,548,314E 566,339N	229Mag/ -60	99.7	48	19126-19173	Au, Cu, As
MAD-004						19223-19294	Au, Cu, As

TABLE 13.2. Gold Assay Results from MAD001 Drillhole on the Feni Property.

INTERVAL	FROM (m)	TO (m)	INTERCEPT (m)	GOLD (g/t))
	0.0	**40.0**	**40.0**	**0.04**
	40.0	**68.0**	**28.0**	**0.19**
	68.0	**120.0**	**52.0**	**1.65**
Including	68.0	74.0	6.0	2.74
and	82.0	84.0	2.0	1.03
and	86.0	88.0	2.0	1.03
and	90.0	94.0	4.0	1.36
and	98.0	120.0	22.0	2.18
Including	112.0	118.0	6.0	4.11

with	114.0	116.0	2.0	5.60
	120.0	**165.0**	**38.0**	**1.27**
	165.0	**203.0**	**38.0**	**1.27**
	203.0	**256.5**	**53.5**	**0.81**
Including	219.0	223.0	4.0	1.23
and	229.0	231.0	2.0	2.08
and	239.0	243.0	4.0	1.29
and	249.0	251.0	2.0	1.35
Hole Extension	159.0	256.5	97.5	0.98
Mineralized Intercept	68.0	256.5	188.5	1.000
Entire Hole	0.00	256.5	256.5	0.82

TABLE 13.3. Gold Assay Results from MAD002 Drillhole on the Feni Property.

FROM (m)	TO (m)	ASSAY NUMBER	AU (ppm)	AU(R) (ppm)	AU(SS) (ppm)	CU (ppm)	AS (ppm)
0	2	19081	0.07	-	-	86	123
2	4	19082	0.32	-	-	68	117
4	6	19083	0.06	-	-	72	113
6	8	19084	0.07	-	-	34	86
8	10	19085	0.07	-	-	42	116
10	12	19086	0.09	-	-	36	102
12	14	19087	0.15	-	-	180	138
14	16	19088	0.11	-	0.11	204	215
16	18	19089	0.11	-	0.11	196	200
18	20	19090	0.09	-	-	158	126
20	22	19091	0.03	-	-	32	93
22	24	19092	0.03	-	-	30	97
24	26	19093	0.02	-	-	48	80
26	28	19094	0.07	-	-	28	103
28	30	19095	0.06	-	-	86	148
30	32	19096	0.08	-	-	114	214
32	34	19097	0.05	-	-	44	198
34	36	19098	0.14	-	-	146	287
36	38	19099	0.12	-	-	340	492
38	40	19100	0.15	-	-	146	344
40	42	19101	0.27	-	-	142	738
42	44	19102	0.25	-	-	106	669
44	46	19103	0.13	-	-	164	2560
46	48	19104	0.23	-	-	196	2750

48	50	19105	0.33	-	-	180	2990
50	54	19106	0.1	-	-	162	449
54	56	19107	0.26	-	-	1476	1785
56	58	19108	0.18	-	-	222	1252
58	60	19109	0.26	-	-	204	1220
60	62	19110	0.12	0.11	-	166	1342
62	64	19111	0.34	-	-	248	1161
64	66	19112	0.23	-	-	348	361
66	68	19113	0.21	-	-	336	371
68	70	19114	0.16	-	0.15	224	251
70	72	19115	0.2	-	-	428	316
72	74	19116	0.33	-	-	390	740
74	76	19117	0.27	-	-	374	884
76	78	19118	0.44	-	-	466	1177
78	80	19119	0.29	-	-	292	1270
80	82	19120	0.27	-	-	154	1961
82	84	19121	0.42	-	-	632	1382
84	86	19122	0.25	-	-	318	926
86	88	19123	0.26	-	-	366	657
88	90	19124	0.17	-	-	238	229
90	92						


N
W
E
S
9548500
9548000
9547500
566500
567000
567500
568000
MACMIN N.L.
EL 1021 Feni
Kabang Prospect
Diamond Drillhole Location
MAD001, 002, 003, 004
0
100
200
300
400
METRES

Figure 13.1. Drill Holes in the Kabang Prospect Area, Feni Property.

14.0 SAMPLING METHOD AND APPROACH

RC sampling used conventional methods with samples placed in a bag that allowed dewatering by overflow, and diffusion through the bag surface. Samples were dried, weighed and 25mm riffle split into one-quarter/three-quarter splits on site. Consecutive one-quarter splits were combined and combined (2m) samples sent to Analabs PNG Pty Ltd (Analabs) in Lae, PNG. A total of 295 samples of saw split diamond drill core were collected from the Mad 001 to 004 holes in 1998 and 1999. The samples were shipped to Analabs in Lae, PNG and assayed for Au, Cu, As and Hg. A petrographic study of 11 core samples from holes Mad 001 to 003 was conducted by Terry Leach and Associates in New Zealand (Report No. 98088).


A
A'
B
B'
LEGEND
Tephra
AMD-002
AMD-004
AMD-006
NEW GUINEA GOLD CORPORATION
FENI PROPERTY-EL.1021
KABANG PROSPECT
CROSS SECTIONS
P.A. CHRISTOPHER & ASSOCIATES INC.

Figure 13.2 Geological and Drill Cross-Sections of the Kabang Prospect, Feni Property.

Figure 13.2 Geological and Drill Cross-Sections of the Kabang Prospect, Feni Property.

14.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY

The laboratory crusted RC samples to –40 mesh by roll mill, then to –60 mesh by a Keegor mill. The sample was pulverized to –150 mesh, and analyzed by fire assay of a 50g charge, with atomic absorption spectrometer (AAS) finish. If assays of >0.5 g/t Au were obtained, a second quarter split on an individual meter basis was submitted for analysis. Diamond Core samples were prepared in the same was, but required a preliminary jaw crushing stage. Diamond drill core is split on site by using a saw designed for cutting core. Cores were logged, and splitting and sampling supervised by a qualified geologist.

15.0 DATA VERIFICATION

The writer has taken personal samples to verify Feni results (Christopher, 1996) and has viewed a number of analytical results that indicate regular reruns by the lab, and checks of high or unusual results. Assaying was completed by Analabs (PNG) Pty Ltd (Analabs) in Lae PNG. Analabs complies with ISO Guide 25 that covers the TSX requirements. Check assaying was undertaken on a separate split of every tenth sample with the results showing acceptable variation.

Esso/City, Ingold and Macmin/NGG are all judged to have employed qualified exploration personnel. The writer is of the opinion that previously generated data is of excellent quality.

15.0 ADJACENT PROPERTIES

The Feni property lies within an evolving island arc of Tertiary age. It is a northwesterly trending structural province with alkaline intrusive and volcanic rocks extending from Bougainville Island through the Green, Feni, Tanga, Lihir islands to Tabar Island group at the northwest. World class copper-gold (Bougainville) and gold (Lihir) deposits occur within a >500km structural and geologically similar zone labeled the Lihir Corridor (Figure 6.1). The Simberi gold deposit on Tabar Island is being prepared for production by Nord Resources.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

The Feni property is at an exploration stage, and inferred resources that have been calculated for the Kabang prospect must be expanded before processing and metallurgical testing is justified. Petrographic and mineralogical studies undertaken on core specimen, and analytical determinations on cores provide data that can be used by metallurgical engineers to recommend appropriate mineral processing tests.

17.0 MINERAL RESOURCES AND MINERAL RESERVES

An inferred mineral resource of 4.0 million tonnes at 1.4 g/t Au has been cited in Bateman Kinhill (1993). The writer (Christopher, 1996, 1998) accepted the mineral resources of Bateman Kinhill in his technical reports on Feni and also an inferred resource of approximately 7.0 million tonnes at 1.3 g/t in a tabulated summary prepared by Macmin for the Kabang prospect where Qualified Australian geologists calculated Macmin's resource figures for use in ASX news releases. The resources are not in the form required by NI 43-101, and at the grades reported would be uneconomic since the top of the resource zone is 50 to 100m below the surface. The Kabang resource occurs within an open ended, 1,500m long anomalous IP zone that has been tested for only 600m with stronger chargeability along structural trends to the south (Figure 19.1). Further drilling of the Kabang mineralized structural zones has good potential for locating higher-grade gold mineralization that would justify grid drilling. If grid drilling

is successful then resources should be calculated and reported in the form required by NI 43-101.

18.0 OTHER RELEVANT DATA AND INFORMATION

The Feni property has been worked by several junior and major companies with about Australian $10,500,000 estimated for spending by Esso, City and Ingold prior to 1993 (Roth, 1993). Macmin and NGG estimate that CDN$ 814,446 has been spent on EL 1021. The data is summarized in various sections of this report. The writer is not aware of any additional data that would change the conclusions and recommendations in this report.

19.0 DISCUSSION OF FENI PROPERTY (Figure 19.1)

The Feni Islands are part of the volcanically active Rim of Fire that contains many of the world-class gold and gold-copper deposits (Figure 6.1). The property received initial exploration in search for a Bougainville type copper-gold and later for a Lihir type epithermal, boiling zone deposit. The Kabang prospect, one of over 30 gold anomalies or prospects, has an inferred mineral resource, open in most directions, of 4.0 million tonnes at 1.4 g/t Au based on previous drilling (Bateman and Kenhill, 1993). The broad zone of argillic alteration at the Kabang prospect is a priority drill target. The Kabang zone is open ended with untested strike extensions in zones of anomalous soil geochemistry and IP anomalies (Figure 19.1).

Soil geochemistry for gold, mercury, arsenic and copper has been obtained for a $9km^2$ that includes the Kabang and Dome prospects. The survey was conducted because a similar approach located the buried Minifie orebody on Lihir Island. The soil survey defined 12 multi-element anomalous zones with ten higher priority anomalies and two lower priority anomalies outlined on Figures 12.1-12.3. Priority soil geochemical anomalies represent priority drill targets. A number of gold only anomalies were not designated as targets, but the NW trending, linear gold high running from the Kabang resource area to at least line 8200E, requires field checking. The linear nature suggests a possible auriferous structure.

20.0 CONCLUSIONS AND RECOMMENDATIONS

Previous drilling and grid soil geochemical sampling at the Kabang has defined a zone of near-surface gold mineralization that remains open in most directions. Previous significant drill intersections (e.g. 113m at 1.12 g/t Au; 15m at 2.56 g/t Au and 2.2m at 6.5 g/t Au) justify further drilling for reserve definition at the Kabang zone. The entire 256.5m of DDH MAD 001, drilled in 1998, graded 0.82 g/t Au and a 52.0m section from 68m to 120m grading 1.65 g/t Au, but MAD holes 002 to 004 failed to properly test the target because of blowouts (MAD002 & MAD003) and very poor recovery (MAD004). The northerly and southerly extensions of the mineralized Kabang structural zone and anomalous IP trend (Figure 19.1) remain as excellent drill targets.

At the North Caldera zone, a drill intersection of 16.7m at 2.3 g/t Au is reported to be open along strike. Further induced polarization survey should define silicified and mineralized areas with excellent potential for extending both the Kabang zone mineralization, and the North Caldera zone. Detailed mapping, surface trenching and surface sampling are required to properly direct further drilling of the North Caldera zone. Several of the other geochemical anomalies and gold occurrences should be promotable to the drill stage with further surface evaluation. Stage 1-Surface geological,

geochemical, induced polarization surveys, and drilling should be conducted to meet minimum assessment and option requirements in 2003.

A Stage 2 program of 1,000m of diamond drilling is recommended and is estimated to cost CDN$ 500,000. The writer is of the opinion that the northerly and southerly extensions of the Kabang prospect are excellent drill targets that warrant the recommended drilling, but drill testing of other anomalous targets and prospects should be contingent on successful surface definition of the target.

Stage 3 definition drilling of resources and/or testing of additional targets is success contingent and should include 3,000m of drilling and metallurgical testing at an estimated cost of CDN$ 1,500,000. Completion of the Stage 3 program would satisfy earn in property expenditure requirements.


568000E
566000E
564000E
9549000N
9548000N
MAD004
Hole – MAD1
Kabang
MAD002
Untested Major IP Anomaly
MAD001
SOUTHERN GEOSCIENCE CONSULTANTS
PTY. LTD.
MACMIN NL
FENI ISLAND PROJECT
INDUCED POLARISATION SURVEY
150M DIPOLE-DIPOLE ARRAY
DECOUPLED PHASE DEPTH SLICE 75m

Figure 19.1 Induced Polarization Survey over the Feni Property
(Note location of diamond drillhole MAD001.)

D21.0 AUTHOR'S OPINION THAT THE FENI PROPERTY IS ONE OF MERIT

The writer is of the opinion that the recommended programs are warranted and of sufficient merit to justify the investment in exploration set out in the Cost Estimates for Feni property, below.

22.0 COST ESTIMATES FOR FENI PROPERTY

22.1 STAGE 1 COSTS OF SURFACE WORK AND Drill Site Definition (TABLE 22.1)

Stage 1 surface work and drill site definition cost CDN$ 100,000 (Table 22.1). The recommended Stage 1 program should consists of surface geological, geochemical and IP program to extend the open ended IP anomaly and to define specific drill targets within a large potassic altered area of the Central Caldera. The targets should be drilled in Stage 2 without significant program interruption to save on mobilization costs and to insure work force continuity. The Stage 2 drilling programs have been budgeted to allow Stage 1 and Stage 2A expenditures to meet minimum first year expenditure requirements.

TABLE 22.1. Stage 1 Estimated Costs for Surface Work & Drill Site Definition.

Stage 1 Geological, Trenching, Sampling & IP Extensions (Recommended)	
Mobilization	$ 15,000
Geological and Site Supervision	20,000
Induced Polarization Survey	40.000
Trenching and Sampling	20,000
Management	10,000
Stage 1 Total	$ 100,000

22.2 STAGE 2 COSTS OF DIAMOND DRILLING ON THE FENI PROPERTY (TABLE 22.2 and 22.3)

Stage 2 diamond drilling on the Feni property is estimated to cost an estimated CDN$ 900,000 (Table 22.2 and 22.3). All Stage 2 drilling is warranted and is independent of results of exploration in Stage 1. The Stage 2 drilling is divided into two phases in order to allow for the completion of the first year CDN $ 500,000 expenditure at the end of Stage 2A. The Stage 2B, drilling program should be completed without significant program interruption to save on drill mobalization costs.

Table 22.2 Stage 2A Diamond Drilling (Warranted and Recommend) for the Feni Project.

Stage 2A Diamond Drilling (Recommended)	
Mobalization	$ 10,000
Diamond Drilling 800 m @ $ 380,000/m all inclusive	304,000
Management	40,000
Contingency	46,000
Stage 2A Total	$ 400,000

TABLE 22.3. Stage 2B Diamond Drilling (Warranted) on the Feni Property

Stage 2B DIAMOND DRILLING (Recommended)	
1,000m HQ CORE (ALL INCLUSIVE)	CDN$ 380,000
Management	50,000
Contingency	70,000
STAGE 2B TOTAL	***CDN$ 500,000***

22.3 TOTAL STAGE 1 & STAGE 2 COSTS OF EXPLORATION ON THE FENI PROPERTY

The total cost of Stage 1 surface work and drill site definition program and recommended Stage 2A and Stage 2B-1000 m diamond drilling programs are estimated to cost CDN$ 1,100,000 (Table 22.1, 22.2, and 22.3).

23.0 REFERENCES AND SOURCES OF INFORMATION

Amdshead, N.D., 1997. The Setting and Characteristics of the Umuna Epithermal Gold-Silver Deposit, Misima Island, Papua New Guinea. Paper presented at Geology, Exploration and Mining Conference, Madang, October 10-12, 1997.

Anon., 1995. Final Hurdle Overcome for Tolukuma Gold Mine Start-up. PNG Resources, Jan.-Mar., 1995.

Anon., 1994. Tabar Mining Development Potential Being Studied. PNG Resources, April-June, 1994.

Anon., 1988. Feni Islands, PA 520 Ambitle & PA 567 Babase Island, Summary Report January 1984. for City Resources Limited dated November 1988.

Bateman Kinhill, 1993. Independent Consultant Geologist's Report. in Macmin prospectus, dated October 26, 1993.

Binns, R.A. and Scott, S.D., 1987. Western Woodlark Basin: Potential analogue setting for volcanogenic massive sulphide deposits. Proceedings Pacific Rim Congress 87, pp. 531-535.

Christopher, P.A., 1996. Report on the Mt. Nakru, Simuku, Wild Dog, Normanby, and Feni Properties, Papua New Guinea and Tafuse property, Vanuatu. For Multinational Resources Inc. (now New Guinea Gold Corporation) dated April 26, 1996.

Christopher, P.A., 1998. Report on the Normanby, and Feni Properties, Papua New Guinea; for New Guinea Gold Corporation, dated March 15, 1998, includes Plate 1 and Plate 2.

Christopher, P.A., and Lindley, I.D., 2002. Technical report on the Sehulea property, Normanby Island, Milne Bay Province, Papua New Guinea; for New Guinea Gold Corporation, 10th September.

Christopher, P.A., and Smith, Trevor W., 2002. Technical report on the Crater Mountain property, Chimbu and Eastern Highland Provinces, Papua New Guinea; for New Guinea Gold Corporation, 10th September.

Christopher, P.A., 2002. Technical Report on the Mt. Nakru, Simuku, Sinivit, Normanby, and Feni Properties, Papua New Guinea. For New Guinea Gold Corporation dated October 1, 2002 and revised November 21, 2002.

Craven, Bruce, 1997a. Dimwadimwala and Feni Island Projects Aeromagnetic and Radiometric Interpretations. by Southern Geoscience Consultants, for Macmin N.L., dated June 1997.

D'Addario, G.W., Dow, D.B., and Swoboda, R., 1976. Geology of Papua New Guinea. Bureau of Mineral Resources, Canberra.

Davies, R.M., and Ballantyne, G.H., 1987. Geology of the Ladolam Gold Deposit, Lihir Island, Paupa New Guinea. in Proceedings Pacific Rim Congress 87, Australasian Institute of Mining and Metallurgy, pp. 943-949.

Dow, D.B., 1977. A Geological Synthesis of Papua New Guinea. Bull. 201, Bureau of mineral Resources, Geology and Geophysics, Canberra.

Eastoe, C.J., 1982. Physics and Chemistry of the Hydrothermal System at the Panguna Porphyry Copper Deposit, Bougainville, Papua New Guinea. Econ. Geol., Vol. 77, pp. 127-153.

Fischer, N.H. and Noakes, L.C., 1942. Geological Reports on New Britain Territory of New Guinea. Geological Bull. 3.

Fleming, A.W., Handley, G.A., Williams, K.L., Hills, A.L., and Corbett, G.J., 1986. The Porgera Gold Deposit, Papua New Guinea. Econ. Geol. Vol. 81, pp. 660-680.

Hall, D., 1996. Annual Report to November 4, 1996, EL 1021-Feni, Papua New Guinea; for Macmin (PNG) Pty Ltd., dated November, 1996.

Handley, G., 1987. Exploration of the Porgera Gold Deposit. in Proceedings Pacific Rim Congress 87, Australasia Institute of Mining and Metallurgy, pp. 145-149.

Handley, G.A., and Henry, D.D., 1990. Porgera Gold Deposit.in Geology of the Mineral Deposits of Australia and Papua New Guinea (Ed. F.E. Hughes), pp. 1717-1724 (The Australasian Institute of Mining and Metallurgy: Melbourne).

Hine, R. and Mason, D.R., 1978. Intrusive Rocks Associated with Porphyry Copper Mineralization, New Britain, Papua New Guinea. Econ. Geol. Vol. 73, pp.749-760.

Lindley, I.D., 1987b. The Discovery and Exploration of the Wild Dog Gold-Silver-Copper Deposit, East New Britain, P.N.G. in Proceedings Pacific Rim Congress 87, Australasian Institute of Mining and Metallurgy, pp. 283-286.

Lindley, I.D., 1996. The Geology and Geophysics of the Minifie Orebody, Lihir Island: Implications for Exploration on the Feni Islands, New Ireland Province. Dated September 1996.

Lindley, I.D., 1996. A review of the Geology of the Kabang Prospect, Feni Island, New Ireland Province. Dated April 1996.

Lindley, I.D., 1994. Conceptual Modelling of the Low Sulphidation Natong Hydrothermal System, Feni Island, P.N.G. in Annual Report-1994, E.L.1021-Feni for Macmin N.L.

Lindley, I.D., 1992. The Nengmutka Vein System (Including the Wild Dog Deposit), East New Britain, P.N.G. Prepared for Highlands Gold Group. Dated Jan. 1992.

Lindley, I.D., 1988b. Early Cainozoic Stratigraphy and Structure of the Gazelle Peninsula, East New Britain: An example of extensional tectonics in the New Britain arc-trench complex. Aust. J. Earth Sci., 35: pp. 231-244.

Lucas, M.D. and Macnabb, B.E., 1990. P.A. 567-1 Feni Islands, New Ireland Province, Papua New Guinea, Annual Report to Dec. 29, 1990 for Ingold Holdings (PNG) Inc.

MacNab, R.P., 1970. Geology of the Gazelle Peninsula T.P.N.G.: Bureau of Mineral Resources, Geology and Geophysics, Australia, Record No. 1970/63, 127p.

Macnamara, P. M., 1973. Rock Type and Mineralization at Panguna; in Bouganville, The Establishment of a Copper Mine, Ed. H. H. Stephenson, pp. 36-46.

McNeil, R., 1993a. A Review of the Geology, Geophysical Surveys, Drilling and Other Exploration of EL 1021-Feni (Anir), PNG; for Union Mining N.L.

McNeil, R., 1993b. Proposed Exploration of EL 1021-Feni.for Union Mining N.L. dated July 6, 1993.

Page, R.W. and Ryburn, R.J., 1977. K-Ar Ages and Geological Relations of Intrusive Rocks in New Britain. Pac.Geol., 12: pp. 99-105.

Roth, J.S., 1993. Independent Valuation & Opinion on Vendor Consideration. Prepared by John Roth & Associates for Macmin N.L. Prospectus, dated October 26, 1993.

Rutland, R.W.R., Etheridge, M.A., and Solomon, M., 1990. The Stratigraphy and Tectonic Setting of the Ore Deposits of Australia. in Geology of the Mineral Deposits of Australia and Papua New Guinea (Ed. F.E. Hughes) pp. 15-26, AIMM Melbourne.

Sillitoe, R.H., Baker, E.M., and Brook, W. A., 1984. Gold Deposits and Hydrothermal Eruption Breccias Associated with a Maar Volcano at Wau, Papua New Guinea. Econ. Geol., Vol. 79, pp. 638-655.

Warren, R.G., 1972a. Metallogenic Map of Australia and Papua New Guinea. Bureau of Mineral Resources, Geology and Geophysics, Canberra.

Warren, R.G., 1972b. A Commentary on the Metallogenic Map of Australia and Papua New Guinea. Bull. 145, Dept. of National Development, Australia.

Welsh, T.C. and McCulla, M.S., 1987. A Review of the Porgera, Ladolam (Lihir Island), and Misima Gold Deposits and the Wild Dog and Lakekamu Gold Prospects, Papua New Guinea: Deposit Types and Geological Settings.Geological Survey of PNG Rept. # 87/30.

24.0 AUTHOR'S SIGNATURE FOR OVERALL REPORT

Dated in Vancouver, British Columbia the 20th day of May 2003.
Revised in Vancouver, British Columbia this 4th day of June 2003.
Revised in Vancouver, British Columbia this 10th day of June 2003.

Peter A. Christopher, PEng, PhD

25.0 CERTIFICATE OF AUTHOR

I Peter A. Christopher P.Eng., Ph.D., with business address at 3707 West 34th Avenue, Vancouver, British Columbia V6N 2K9, do hereby certify that:

1. I am the owner and manager of and provide geological and consulting services through my company:
   Peter Christopher & Associates Inc
   3707 West 34th Avenue,
   Vancouver, British Columbia, CANADA V6N 2K9
   Fax 604-263-6564; Phone 604-263-6152;
2. I hold a B.Sc. (1966) from the State University of New York at Fredonia, a M.A. (1968) from Dartmouth College and a Ph.D. (1973) from the University of British Columbia.

3. I am a consulting geological engineer registered (#10474) with the Association of Professional Engineers and Geoscientists of British Columbia since 1976, and a Fellow of the Geological Association of Canada.
4. I have been practicing my profession as a geologist for over 35 years and as a consulting geological engineer since June 1981. I have authorized over 200 qualifying engineering and exploration reports, and over 20 professional publications.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with professional associations and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am responsible for the preparation of the Technical Report titled "Technical Report on the Feni Project, Papua New Guinea" and dated 20th May 2003. I visited NGG mineral properties in PNG from March 7-15, 1996 and February 26-28, 1998. I visited the Feni property on March 11, 1996 with about three hours spent on the property and 3 hours commuting by helicopter from Rabaul, New Britain Province, PNG.
7. I have had prior involvement with the property that is the subject of the Technical Report. I previously prepared technical reports entitled Christopher, P.A., 1996. Report on the Mt. Nakru, Simuku, Wild Dog, Normanby, and Feni Properties, Papua New Guinea and Tafuse property, Vanuatu. For Multinational Resources Inc. (now New Guinea Gold Corporation) dated April 26, 1996. Christopher, P.A., 1998. Report on the Normanby, and Feni Properties, Papua New Guinea. For New Guinea Gold Corporation, dated March 15, 1998, and in 2002 covered my previous reports into a NI 43-101 F1 report entitled, "Technical Report on the Mt. Nakru, Simuku, Sinivit, Normanby and Feni Properties, Papua New Guinea." The writer is of the opinion that an updated site examination would not provide significant additional information or change the opinions presented in this report. NGG completed 3km of trenching that was constructed for drill access with the road/trench in post mineral tuff. Trenching, resulting from drill access roads, was not directed at testing significant mineralization, but described as trenching to satisfy assessment requirements. Hole MAD001 contained an interval from 68m to 120m grading 1.65 g/t Au but holes MAD002-004 had no recovery or were lost at the mineralized interval. The drilling has not resulted in a significant change in the sub-economic resources. The core was left unattended and therefore is not suitable for check assays. If future drilling results in higher-grade intersections, the intersections should be checked and validated by an independent qualified person.
8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
9. I am independent of New Guinea Gold Corporation (Optionor) and Paccom Ventures Inc. (the issuer) applying all of the tests in section 1.5 of National Instrument 43-101.
10. I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by the stock

exchange, regulatory authority, or Paccom Ventures Inc. (the company), including electronic publication in the public company files on their websites accessible by the public.

Dated:in Vancouver this 20th day of May 2003.

Revised in Vancouver this 4th day of June 2003.
Revised in Vancouver this 10th day of June 2003

"Peter A. Christopher"

Peter A. Christopher, PEng, PhD

Gallagher Gold Project – Nevada, USA

On May 28, 2003 the Issuer announced that is had acquired, by staking, 24 contiguous mineral claims in White Pine county, Nevada, known as the Gallagher gold project. The issuer controls a 100 per cent interest in the property. The property lies 24 miles north of Ely, Nevada, and just 15 miles southeast of the Limousine Butte project which covers a very large hydrothermal gold system that exhibits alteration features indicative of sediment/structure hosted hold deposits found on the Carlin trend and elsewhere in Nevada.

The Gallagher gold project is underlain by quartzite, siltstone and shale. Gold mineralization found on the property is structurally controlled, hosted in quartzites and/or shaley quartzites.

High-grade gold mineralization occurs within old workings on the property that consist of groups of adits and shafts which are widely spaced along a 2.5 mile-long low-angle gold bearing silicified shear structure. At least 2,000 feet of workings provide access to underground exposures along portions of the mineralized system. Samples taken in 1987 from an examination of underground exposures include: 5.491 ounces hold per tone over C.75 feet; 3.259 ounces hold per tone over 0.75 feet; 1.970 ounce gold per ton over 1.2 feet; and 1.817 ounces hold per tone over 0.83 feet.

Models being used to guide exploration at this target include the Meikle mine (8.0 million ounces) style high-grade sediment/intrusive hosted hold mineralization located near structural traps and the Ruby Hill/Archimedea (1.1 million ounces) style of disseminated hold mineralization at or near the intersection of structures and prospective shale and limestone units. Mapping, soil and rock sampling and geophysical surveying are being proposed to investigate the potential for hold mineralization within the silicified shear zone and for sediment/structure hosted gold deposits near disseminated gold in the nearby Carlin trend in Nevada.

ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following is a summary of selected financial data for the Issuer for its last three completed financial years. The following financial data should be read in conjunction with the annual audited financial statements. Information contained in the Quarterly Summary is unaudited.

Annual Information

TABLE OF SELECTED FINANCIAL INFORMATION FISCAL YEAR-END DECEMBER 31

	2002 **$**	**2001** **$**	**2000** **$**
Total Revenues	132,680	-	-
Net Loss	(191,329)	(85,318)	(1,238,302)
Loss per Share	(0.05)	(0.04)	(0.63)
Total Assets	474,356	72,038	79,331
Long-term Debt	97,167	-	-
Dividends	-	-	-

QUARTERLY SUMMARY OF SELECTED FINANCIAL INFORMATION

Fiscal Year 2003

	Mar. 30/03 **$**
Total Revenues	55,060
Net Loss	(60,825)
Loss per Share[1]	(0.01)
Total Assets	574,221
Long-term Debt	82,084
Dividends	-

Fiscal Year 2002

	Dec. 31/02 **$**	**Sept. 30/02** **$**	**June 30/02** **$**	**Mar. 30/02** **$**
Total Revenues	132,680	39,289	1,247	-
Net Loss	(191,329)	(59,943)	(50,699)	(21,201)
Loss per Share[1]	(0.05)	(0.02)	(0.02)	(0.01)
Total Assets	474,356	435,541	287,328	152,807
Long-term Debt	97,167	298,679	90,000	85,000
Dividends	-	-	-	-

QUARTERLY SUMMARY OF SELECTED FINANCIAL INFORMATION

Fiscal Year 2001

	Dec. 31/01 $	Sept. 30/01 $	June 30/01 $	Mar. 31/01 $
Total Revenues	-	-	-	-
Net Loss	(85,318)	(62,795)	(34,113)	(15,451)
Loss per Share[1]	(0.04)	(0.03)	(0.02)	(0.01)
Total Assets	72,038	84,400	90,351	110,044
Long-term Debt	-	-	-	-
Dividends	-	-	-	-

Fiscal Year 2000

	Dec. 31/00 $	Sept. 30/00 $	June 30/00 $	Mar. 31/00 $
Total Revenues	-	-	-	-
Net Loss	(1,238,302)	(93,524)	(70,575)	(30,115)
Loss per Share	(0.63)	(0.05)	(0.04)	(0.02)
Total Assets	79,331	1,206,522	1,223,669	1,282,619
Long-term Debt	-	-	-	-
Dividends	-	-	-	-

Dividend Policy

The Issuer has no fixed dividend policy and has not paid dividends since its incorporation. The Issuer anticipates that its cash resources will be used to undertake exploration and development of its mineral properties and related expenses for the foreseeable future.

ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of the Issuer's operating results and financial position should be read in conjunction with the Issuer's financial statements and related notes thereto.

Description of Business

Including natural gas investments, Paccom is a diversified resource company with interests in several attractive gold properties such as the Rossland Project in the historic Rossland Gold Camp in British Columbia and the Feni Gold project near the world call gold Lihir Mine.

Overview

Paccom Ventures Inc. ("Paccom") is a mining exploration and oil and natural gas production company. Paccom focuses its exploration activities on precious metals and holds an extensive land position in the historic Rossland mining camp, British Columbia's second largest gold producing area. Natural gas exploration is being conducted at the East Corning

field in the northern portion of the Sacramento Basin of California. Paccom is a reporting issuer in British Columbia and trades on the TSX Venture Exchange under the symbol PCV.

Rossland Property

The Rossland properties are situated in and around Rossland, British Columbia. The claims are in three principal groups: North Belt includes the former producing gold mines Iron Colt, Evening Star and Georgia situated immediately northeast and north of Rossland; South Belt (includes the former producing lead/zinc Blue Bird-Mayflower mine and Homestake-Gopher gold mines), situated immediately south and southwest of Rossland; Deer Park Hill group to the southwest of Rossland. Paccom's properties contain numerous old pits, shafts, adits and other workings which explored and developed numerous gold occurrences. A small amount of field work was conducted during the year and the claims remain in good standing.

East Corning Property

Exploration efforts at East Corning have been very successful and Paccom and partners drilled six producing wells with monthly production achieving 5.5 MMCFD at the peak. Due to the inherent nature of natural gas well production, actual monthly production can vary substantially due to reservoir characteristics, pipeline capacity delays and other factors beyond the control of the company. As a result, we cannot accurately project with certainty future production rates.

By participating in and completing the initial six well program we have completed our earn-in for the area of mutual interest. With continued exploration and drilling we believe we have the potential to derive significant gas production in our field. Our 6,500-acre project area is geologically analogous to the nearby, highly productive Malton Black Butte Field (132 BCF) and Rice Creek (35 BCF).

Using results from a detailed, proprietary 3-D survey completed over the East Corning Property, Paccom and partners have identified a number of prospective, high probability drill targets. Several wells drilled to date are believed to be very productive and as a result significant gas production could continue for several years. Exploration is ongoing and 3D seismic will be acquired on new land that has been added to the land position. A number of additional wells are being budgeted for 2003.

Results of Operations

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Operating revenues were $132,680, up from nil the previous year, due to production from natural gas wells at the East Corning Field in the Sacramento Basin, California. Paccom paid 5% of the costs in the first 6 wells to earn a 3.75% W.I. on the whole project including the Area of Mutual Interest. Starting at well number seven, Paccom's contribution to drilling costs was reduced and as a result is now 3.75% of the direct costs for a 3.75% working interest.

For fiscal 2002, net revenue, after royalties, was reported as $106,412 compared with nil for fiscal 2001. Expenses for the year totalled $297,741 which includes the depletion and depreciation expense of $109,733 ($3,212 the previous year). This resulted in a net loss during the year of $191,329 as compared with a loss of $85,318 in 2001 (loss of $0.05 per share vs. a loss of $0.04 in 2001). Non-capital losses for income tax purposes were approximately $2,470,000 which may be used to reduce future taxable income in Canada expiring between 2003 and 2009. In addition, Paccom had unclaimed exploration and development expenditures of approximately $4,070,000 which can be deducted for income tax purposes in Canada in future years at Paccom's discretion.

During the year Paccom undertook investing activities which realized $41,850 from the sale of real property and expenditures of $300,766 in oil and gas exploration compared with nil for the previous year. Paccom raised $421,329 from financing activities, including loan proceeds of $92,979, which was used primarily for exploratory expenses and operating overheads.

Related Party Transactions

Paccom paid the President and CEO $2,500 per month ($30,000 per annum-2001 - $31,000), the maximum allowable under TSX-V guidelines, for day to day management services that are contracted to Paccom. Paccom paid Mr. Locke Goldsmith $30,368 for services relating to field work ($2001-$nil). Paccom reimbursed directors for general administrative expenses $17,177 (2001-$13,378). At December 31, 2002, $43,315 (2001-$30,387) was owing to these parties without interest or fixed terms of repayment.

Future Developments

In the year ahead we expect to receive continuing revenues from our gas operations in California. With this revenue we will continue to invest in oil and gas opportunities at times when we recognize other low risk, high reward prospects like the highly successful East Corning Project.

Rossland

In addition, we are continuing to consolidate a very strategic and important land position at Rossland, BC, historically Western Canada's second largest gold producing camp. In the coming weeks we expect to be in a position to announce a plan for renewed exploration activities on the South Belt of the camp which, in our opinion, has been significantly under-explored. An ongoing compilation of work going back the last 100 years leads us to believe that this area has the potential for a significant gold deposit within an 8 km long structure that remains open to depth. Previous drilling recorded numerous potentially economic drill intersections for gold ranging up to 5.7 meters of 1.06 oz/t Au.

Feni Project, Papua New Guinea

Recently, since December 31, 2002, Paccom announced an option agreement to acquire a 75% interest in the Feni Island gold project in Papua New Guinea. The Feni Island group is located within the "Lihir Corridor" which is an evolving island arc composed of volcanic

rocks, typified by enriched volatiles and copper gold values produced by partial melting of a subduction modified lithospheric mantle. Feni Island is recognized as an important site for productive shallow submarine mineralization and occurs as epithermal vein and disseminated stockwork mineralization. (Mark Hannington, Geological Survey of Canada)

A world-class example of this process is the Lihir Mine, located along trend to the north of Feni. The Lihir Mine was discovered by Kennecott in the early 80's and has a published resource of more than 42 million contained ounces of gold presently producing at an annual rate of more than 650,000 ozs gold (1.5 g/t cutoff). Gold mineralization is concentrated along permeable feeder zones within areas of widespread, low grade (1-2 g/t) gold mineralization. Importantly, each feeder zone within a mineralizing system has a potential for 1.5 to 3 million oz/t gold if it is located in a permeable host. Spacing between the feeder zones normally varies from 150 to 250 metres.

Early stage exploration at Feni included prospecting, stream and auger sampling, induced polarization geophysical surveying and some drilling at the Kabang and Kabang Extension (188 m at 1.2 g/t Au and 10 m at 5.56g/t Au). To date, 40 separate gold anomalies/occurrences have been identified with widespread low grade and intermittent, medium grade results being obtained by drilling in 1999. At an early stage of development, the Feni Gold Project is a highly attractive target that exhibits many of the characteristics necessary for a Lihir style, multi-million ounce deposit.

During the past year, the Issuer has gained many new shareholders in both Canada and Europe. Effective on March 28, 2003, the TSX Venture Exchange accepted the Issuer's reorganization plan and announced that the Issuer was no longer deemed Inactive as per TSX Venture Exchange Policy 2.6.

In the year ahead, we will be working hard to expose the Issuer to many more individuals as we start aggressive exploration programs in both Canada and Papua New Guinea with the intent to broaden our exposure to a growing audience of new investors.

Stock Option Plan

The Issuer's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorised to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of this issued and outstanding common shares as of June 26, 2000 (393,000) post-consolidated common shares). The number of options granted may exceed 10% of the outstanding shares at the time of granting the options. The exercise price of options granted shall not be less than the fair market value of the common shares on the date of the grant and the exercise period shall not exceed five years from the date any option is granted. The maximum number of options that may granted to any one person must not exceed 5% of the common shares outstanding at the time.

The financial condition of the Issuer ended 2001 on a similar note to 2000. Assets were $72,038 for 2001 compared with $79,331 for 2000. Liabilities were $77,955 for 2001 compared with $149,930 for 2000. Overheads were also reined in with expense dropping

from $146,507 to $85,318, a drop of $61,189. Subsequently in April 2002, the Issuer completed a private placement of 1,800,000 units at a price of $0.05 per unit for total proceeds of $90,000. A debt settlement was subsequently arranged to convert $55,390 debt into 553,905 shares at $0.10 per share, subject to exchange approval. Subsequent to March 31, 2002 the Issuer announced a private placement of 2,000,000 units at a price of $0.10 per unit, of which $135,000 or 1,350,000 units were issued. These proceeds were used for general working capital and to finance the drilling program on the oil and gas property in California.

The Company initiated new activity at Rossland, BC with staking and claim acquisition in the area of the Gertrude claim. The most significant subsequent development was the Issuer entering into an agreement to participate in a gas exploration project in California.

The Company entered into an Agreement dated April 15, 2002 with Olympic Resources (Arizona) Ltd. ("Olympic") to participate in drilling and casing of a potential six Test Wells located in Tehama County, California known as the East Corning Property. The Company can earn a 2.025% undivided interest in one Test Well and a 3.75% undivided interest in each of the remaining Test Wells by contributing 2.7% of the costs of one Test Well and 5% of the costs of the remaining Test Wells. The Company paid a fee of US$8,100 to participate in one Test Well, and a fee of US$15,000 for each remaining Test Well that it elects to participate in. Two Test Wells were drilled to depth by May 31, 2002 and the remaining four Test Wells are to be drilled to depth by December 31, 2003.

On May 13, 2002, the Issuer announced it had successfully completed its first well at East Corning, California. This well has been identified to have four pay zones constituting 25 to 35 feet of net pay. Operators completed the well and production testing followed. This program is expected to continue for several months and is the successful start of a six well program.

To December 31, 2002 the Issuer had:

1. Reviewed and consolidated its Rossland holdings,
2. Staked new ground in the Rossland camp,
3. Initiated an oil and gas exploration project in Tehama County, California,
4. Completed one successful gas well of a possible 16 well program, and
5. Put together submission to the TSX to have the inactive status removed.

Since December 31, 2002 the Issuer has continued to focus its exploration activities on precious metals and holds an extensive land position in the historic Rossland mining camp, British Columbia's second largest gold producing area. Natural gas exploration continues to be conducted at the East Corning field in the northern portion of the Sacramento Basin of California.

Rossland Property

The Rossland properties are situated in and around Rossland, British Columbia. The claims are in three principal groups: North Belt (includes the former producing gold mines Iron Colt, Evening Star and Georgia) situated immediately northeast and north of Rossland;

South Belt (includes the former producing lead/zinc Blue Bird-Mayflower mine and Homestake-Gopher gold mines), situated immediately south and southwest of Rossland; Deer Park Hill group to the southwest of Rossland. Paccom's properties contain numerous old pits, shafts, adits and other workings which explored and developed numerous gold occurrences. No meaningful exploration work was conducted during the period, however, field work is expected to commence later in the second quarter of 2003.

In addition, Paccom is continuing to consolidate a very strategic and import land position at Rossland, BC, historically Western Canada's second largest gold producing camp. In the coming weeks we expect to be in a position to announce a plan for renewed exploration activities on the South Belt of the camp which, in our opinion, has been significantly under-explored. An ongoing compilation of work going back the last 100 years leads us to believe that this area has the potential for a significant gold deposit within an 8 km long structure that remains open to depth. Previous drilling recorded numerous potentially economic drill intersections for gold ranging up to 5.7 meters of 1.06 oz/t Au.

East Corning Property

During Q1, 2003 Paccom Ventures Inc successfully drilled and completed the Strange Brew 2-30 in the East Corning Field. Initial flow tests from this the seventh well of the project confirmed the discovery of another commercial well. The new production from this well will be added to production from six other wells via an existing pipeline and metering facility constructed earlier in the program. Tests of this new well indicate that it can sustain a flow rate in excess of 1 million cubic feet per day. This comes at a time when gas prices are quite high throughout North America.

Exploration efforts at East Corning have been very successful and Paccom and partners drilled six producing wells with monthly production achieving 5.5 MMCFD at the peak. Due to the inherent nature of natural gas well production actual monthly production can vary substantially due to reservoir characteristics, pipeline capacity delays and other factors beyond the control of the company. As a result the company cannot accurately project with certainty future production rates.

By participating in and completing the initial six well program Paccom has earned-in for the area of mutual interest. With continued exploration and drilling management believes we have the potential to derive significant gas production in this field. Our 6,500-acre project area is geologically analogous to the nearby, highly productive Malton Black Butte Field (132 BCF) and Rice Creek (35 BCF).

Using results from a detailed, proprietary 3-D survey completed over the East Corning Property Paccom and partners have identified a number of prospective, high probability drill targets. Several of the wells drilled so far are believed to be very productive and as a result significant gas production could continue for some time. Exploration is ongoing and 3D seismic will be acquired on new land that has been added to the land position.

Feni Island, Papua, New Guinea

The Company entered into a formal option agreement dated February 5, 2003 to option a 75% undivided interest in the Feni Gold Project located in New Ireland Province, Papua New Guinea. The agreement is subject to regulatory acceptance. The property is subject to a 1% NSR royalty. The Company may, at its sole election, exercise the option in stages by making the f ollowing exploration expenses and by issuing common shares, subject to regulatory approval:

Stage 1: To expend a minimum of $250,000 on exploration before January 31, 2004, and to issue 200,000 common shares by June 30, 2003.

Stage 2: To expend an additional $250,000 on exploration including drilling prior to June 30, 2004, and to issue an additional 200,000 common shares by June 30, 2004.

Stage 3: To expend an additional $1,000,000 by June 30, 2005, and to issue an additional 200,000 common shares by June 30, 2005. Upon completion of a total expenditure of $1,500,000 and issuance of 600,000 shares, a 50% interest in the mineral property will vest to the Company.

Stage 4: To spend an additional $1,000,000 on exploration prior to June 30, 2006, and to issue an additional 200,000 common shares by June 30, 2006. Upon completion of a total expenditure of $2,500,000 and the issuance of 800,000 common shares, a further 25% interest in the mineral property will vest to the Company for a total of a 75% interest.

The Feni Island group is located within the "Lihir Corridor" which is an evolving island arc composed of volcanic rocks, typified by enriched volatiles and copper gold values produced by partial melting of a subduction modified lithospheric mantle. Feni Island is recognized as an important site for productive shallow submarine mineralization and occurs as epithermal vein and disseminated stockwork mineralization. (Mark Hannington, Geological Survey of Canada)

A world class example of this process is the Lihir Mine, located along trend to the north of Feni. The Lihir Mine was discovered by Kennecott in the early 80's and has a published resource of more than 42 million contained ounces of gold presently producing at an annual rate of more than 650,000 ozs gold (1.5 g/t cutoff). Gold mineralization is concentrated along permeable feeder zones within areas of widespread, low grade (1-2 g/t) gold mineralization. Importantly, each feeder zone within a mineralizing system has a potential for 1.5 to 3 million oz/t gold if it is located in a permeable host. Spacing between the feeder zones normally varies from 150 to 250 metres.

Early stage exploration at Feni included prospecting, stream and auger sampling, induced polarization geophysical surveying and some drilling at the Kabang and Kabang Extension (188 m at 1.2 g/t Au and 10 m at 5.56g/t Au. To date, 40 separate gold anomalies/occurrences have been identified with widespread low grade and intermittent, medium grade results being obtained by drilling in 1999. At an early stage of development,

the Feni Gold Project is a highly attractive target that exhibits many of the characteristics necessary for a Lihir style, multi-million ounce deposit.

Financial Results

Operating revenues for the quarter were $43,507, up from nil for the same period last year, as a result of production from the East Corning Field. Expenses for the period were $101,040 vs. $16,599 for the same period in 2002. This increase reflects the cost associated with a much higher level of corporate activity for the company specifically related to the initiation of research and development of investing opportunities in both the oil and gas and the mineral exploration sectors.

For Q1, a net loss of $57,533 was reported as compared with a net loss of $16,599 for the corresponding quarter in 2002 and a basic loss of $0.01 per share, the same as for Q1, 2002.

Proceeds from financing activities during the period totalled $177,127 vs. $80,000 for the same period in 2002. Paccom is using these funds primarily for exploratory expenses and operating overheads.

Related Party Transactions

The Company incurred the following amounts to directors: management fees - $7,500 (2002 - $7,500); deferred mineral property exploration costs - $1,241 (2002 - $nil); and reimbursement of general administrative expenses - $1,785 (2002 - $nil). At March 31, 2003, $37,520 (December 31, 2002 - $43,315) was owing to these parties without interest or fixed terms of repayment. These transactions are in the normal course of business and are measured at the exchange amount.

Loans Payable

The Company has loans outstanding in the amount of $82,084. These loans bear interest at the rate of 12% per annum, are unsecured and are repayable upon written demand at any time after July 2, 2004. There is no penalty if the Company repays the loans prior to this date.

Special Warrant Financings

The Company completed a private placement consisting of 1,540,000 Special Warrants at a price of $0.10 per Special Warrant for gross proceeds of $154,000. Each unit issued on the conversion of a Special Warrant will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share at a price of $0.10 per share on or before October 22, 2003. Directors and private companies whose shareholders are related to directors subscribed to 570,000 Special Warrants of the offering. The proceeds will be used for exploration on the Company's East Corning Property and for general working capital purposes.

The Company completed a private placement consisting of 917,000 Special Warrants at a price of $0.10 per Special Warrant for gross proceeds of $91,700. Each Special Warrant will

automatically convert, at no additional cost, into units of the Company at the earlier of one year from the date of the Special Warrants are issued or on the fifth business day following receipt from the British Columbia Securities Commission for the Company's Annual Information Form. Each unit issued on the conversion of a Special Warrant will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share at a price of $0.10 per share on or before December 19, 2003. Directors and relatives of directors subscribed to 442,000 Special Warrants of the offering. The proceeds will be used for property exploration and general working capital. At March 31, 2003 the Company had 6,973,851 shares outstanding (2002 - 3,216,975).

Stock Option Plan

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares as of June 26, 2000 (393,000 post-consolidated common shares). The number of options granted may exceed 10% of the outstanding shares at the time of granting the options.

The exercise price of options granted shall not be less than the fair market value of the common shares on the date of the grant and the exercise period shall not exceed five years from the date any option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the Optionee is a consultant or employed in an investor relations capacity.

In April, 2003 the Issuer submitted and received approval for an amended 2003 Stock Option Plan (the "Plan'). The Plan is a fixed plan, that is subject to shareholder approval, will allow the Issuer to reserve up to a maximum of 20% of its issued and outstanding share capital. Pursuant to the Plan the Issuer granted a total of 1,390,000 stock options to directors and employees of the Issuer. The grant of the options was also subject to approval by the shareholders at the Annual General Meeting of the Issuer to held on July 12, 2003. The disinterested shareholders of the Issuer approved by the 2003 Stock Option Plan and the grant of options under the Plan.

Investor Relations

In April 2003, the Issuer entered into an Employment Agreement with Mr. Robin Mariarty to perform investor relations duties. Mr. Moriarty's appointment is on a month to month basis for a period to two years on a month fee of $2,00 plus approved expenses in addition to 139,460 stock options.

Subsequent Events

The Company completed a private placement to a director of the Company consisting of 166,666 common shares at a price of $0.15 per share to net the Company proceeds of $25,000. The proceeds will be used for general working capital purposes. The Company issued 1,800,000 common shares upon the exercise of 1,800,000 share purchase warrants at a price of $0.10 per warrant to net the Company proceeds of $180,000.

The Company is proposing a private placement of 500,000 units at a price of $0.20 per unit. Each unit will consist of one c ommon share and one non-transferable share purchase warrant entitling the holder to purchase one additional share at a price of $0.25 per share for a period of one year. The proceeds of the private placement will be used for general working capital. The private placement is subject to approval by the TSX Venture Exchange.

The Company entered into an agreement dated April 24, 2003 with Teck Cominco Metals Ltd. ("Teck") to purchase a 100% interest, subject to a 2% net smelter returns royalty, in 9 Crown granted mineral claims located in the Trail Creek Mining Division, British Columbia. The Company is required to issue 50,000 common shares, upon TSX Venture Exchange acceptance. The Company is proposing to grant stock options to directors, officers, consultants, and employees to acquire up to 1,319,460 common shares at a price of $0.22 per share exercisable on or before April 7, 2008.

Business Risks

As a young and evolving development stage mining exploration and oil and natural gas production company Paccom faces several key risks in its business, including possible commodity price downturns, unexpectedly high depletion rates for gas reservoirs, retention of skilled employees, and adequacy of capital and/or cash flow to pursue our business plan objectives. This list is not intended to be exhaustive, but merely to communicate to shareholders certain key risks faced by the Company in its business.

We attempt to mitigate these risks through various strategic and operating mechanisms such as ongoing evaluation and investigation of resource prospects, the application of bold, entrepreneurial and innovative thinking, fair and equitable compensation and workplace policies, flexibility in operational decision making, and ongoing reviews and discussions of industry sector market conditions in order to maintain an operating advantage. We feel these strategies reduce our business risk to an acceptable level thereby allowing Paccom Ventures Inc to continue to grow and maximize shareholder value.

Results of Operations

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

On June 28, 1999 the shareholders of the Issuer approved a 10 for 1 share consolidation. Consequently, shares issued as at December 31, 2000 was 1,966,975 compared with $10,370,955 as at December 31, 1999. The name of the Issuer was changed from Pacific Vangold Mines Ltd. to Paccom Ventures Inc. During 1999 management wrote down and dropped a number of properties in order to take steps to reorganize itself in the light of the significant market changes. Consequently, with the South Belt Property written down to $1 the Issuer's interest in mining properties dropped to $50,001 compared to $1,141,751 for the same period in 1999.

As at December 31, 2000, assets were $79,331 for 2000 compared with $1,201,094 for 1999. Liabilities were $149,930 for 2000 compared with $163,591 for 1999. Expenses dropped to $146,507 in 2000 from $154,991 in 1999, a drop of $8,484. Subsequent to

December 31, 2000, the Issuer completed a private placement of 1,250,000 Special Warrants at a price of $0.12 per Special Warrants for total proceeds of $150,000.

LIQUIDITY AND CONTINUING OPERATIONS

Management anticipates the raising of additional funding through sale of its securities to enable the Issuer to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Issuer's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Issuer to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition.

If the Issuer were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations.

Mineral Exploration and Development Risks

Resource exploration and development is a speculative business, marked by a number of significant risks including, among other things, unprofitable effort resulting not only from the failure to discover mineral deposits but from finding mineral deposits, which, though present, are insufficient in size or grade to return a profit from production. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Issuer's control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

Some of the mineral exploration and development activities of the Issuer are presently conducted in Papau New Guinea. Such activities are affected in varying degrees by political stability and government regulations relating to foreign investment and the mining business. Changes in these regulations or shifts in political attitudes are beyond the control of the Issuer and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property and mine safety. The developing country status or political climate of Papau New Guinea may make it more difficult for the Issuer to obtain any required project financing from senior lending institutions because such lending institutions may not be willing to finance projects in Papau New Guinea due to the possible investment risk. To date, the Issuer has not applied to any such senior lending institutions for financing.

The Issuer may also become subject to liability for pollution, cave-ins and other accidents, environmental hazards, the discharge of toxic chemicals and other hazards. Such occurrences, against which it cannot insure, or may elect not to insure, may delay

production, increase production costs or result in liability. The payment of such liabilities may have a material, adverse effect on the Issuer's financial position.

Additional Funding Requirements

Future mineral property acquisitions or exploration programs require additional financing. If the Issuer's exploration programs are successful, additional funds will be required to develop the properties and, if successful, to place them into commercial production. There is no assurance that the Issuer will be successful in raising additional funds or that additional funds can be obtained on terms acceptable to the Issuer. The only sources of future funds presently available to the Issuer are the exercise of outstanding share purchase warrants and stock options, the sale of equity capital of the Issuer, and the sale by the Issuer of an interest in any of its properties in whole or in part. While the Issuer may generate additional working capital through the development or sale of its properties in whole or in part, there is no assurance that any such funds will be available for operations.

Dependence on Management

The success of the Issuer and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key employees and members of its Board of Directors. The Issuer does not have any employment contracts in place with its key employees or its directors and the loss of their services may have a material adverse effect on the Issuer.

Title Disputes

The Issuer has taken and will continue to take all reasonable steps, in accordance with the laws and regulations of the countries in which its properties are located, to ensure proper title of the properties it has acquired or may acquire in the future, either at the time of acquisition or prior to any major expenditures thereon. This should not, however, be construed as a guarantee of title. There are no assurances that the Issuer will obtain title. The properties may be subject to prior unregistered agreements, transfers, native land claims or other claims or interests and title may be affected by undetected defects. The Issuer will attempt to clear title and obtain legal opinions commensurate to the intended level of expenditures required on areas that show promise. There can be no assurance, however, that the Issuer will be successful in doing so.

Price Volatility of Public Stock

Publicly quoted securities are subject to a relatively high degree of price volatility. It may be anticipated that the quoted market for the Issuer's common shares will be subject to market trends generally, notwithstanding any potential success of the Issuer.

Competition

Significant and increasing competition exists for the limited number of mineral acquisition opportunities available. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Issuer, the Issuer may be unable to acquire additional attractive mineral properties on terms it considers acceptable. Accordingly, there can be no assurance that the Issuer's exploration and acquisition programs will yield any new reserves or result in any commercial mining operation.

Environmental and other Regulatory Requirements

The current or future operations of the Issuer, including development activities and commencement of production on its properties, require permits from various foreign government authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Issuer believes it is in substantial compliance with all material laws and regulations that currently apply to its activities. There can be no assurance, however, that all permits which the Issuer may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Issuer might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Currency Fluctuations

The Issuer's operations in California are based on United States currency and the Issuer is therefore subject to currency fluctuations which may materially affect the Issuer's financial position and results. The Issuer does not currently take any steps to guard against currency fluctuations.

Conflict of Interest

Certain of the directors of the Issuer are directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Issuer may participate, the directors of the Issuer may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Issuer, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.

ITEM 6: MARKET FOR SECURITIES

The Issuer's common shares are listed and posted for trading on the TSX Venture Exchange under symbol PCV.

ITEM 7: DIRECTORS AND OFFICERS

The names and municipalities of residence of each of the directors and officers of the Issuer, the date from which each has acted as a director or officer of the Issuer and the principal occupations in which each has been engaged during the immediately preceding five years are as follows:

Name, Municipality of Residence and Present Position Held	Security Holdings	Director or Officer Since	Principal Occupation
DAL S. BRYNELSEN(1) West Vancouver, BC President, Chief Executive Officer and Director	811,429	November 6, 1990	Mining Executive, corporate finance and investment banking executive; director and officer of several public companies
LOCKE GOLDMSITH Vancouver, BC Vice President Exploration and Director	575,502	December 11, 2000	Consulting Geologist
MIKE MUZYLOWSKI(1) Vancouver, BC Director	Nil	June 21, 1994	Mining Executive and Geologist
H. MARTYN FOWLDS Vancouver, BC Vice President and Director	Nil	April 19, 2002	Retired Businessman
J. MICHAEL MACKEY(1) Vancouver, BC Director	Nil	June 20, 2002	Business/financial and management consultant

1 Denotes members of the Audit Committee.

The Issuer does not currently have an Executive Committee.

All directors of the Issuer serve in their capacity until the next Annual General Meeting of the Issuer or until their successors are elected or appointed. Officers of the Issuer serve at the discretion of the Board of Directors and as a practice are appointed each year by the Board of Directors at a meeting held following the Annual General Meeting.

ITEM 8: ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Issuer's securities, options to purchase securities, and interests of insiders in material transactions, where applicable, is contained in the Issuer's information circular for its most recent annual meeting of members that involves the election of directors, and additional financial information is provided in the Issuer's comparative financial statements for its most recently completed financial year.

The Issuer will provide to any person, on request to the Issuer:

(a) When the securities of the Issuer are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

(i) one copy of the Annual Information Form of the Issuer, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii) one copy of the comparative financial statements of the Issuer for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Issuer subsequent to the financial statements for its most recently completed financial year;

(iii) one copy of the information circular in respect of the most recent annual meeting of members that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

(iv) one copy of any other documents incorporated by reference into the short form prospectus or the short form prospectus not required to be provided under (i) to (iii) above; or

(b) At any time, one copy of any other documents referred to in (a) (i), (ii), and (iii) above, provided the Issuer may require payment of a reasonable charge if the request is made by a person who is not a security holder of the Issuer.

CERTIFICATE OF THE ISSUER

We hereby certify that the foregoing information, when read in conjunction with the material incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the Issuer up to and including the date hereof.

"Dal Brynelsen"	*"Martyn Fowlds"*
Dal S. Brynelsen President and Chief Executive Officer	H. Martyn Fowlds Vice-President and Director

A. Documents made public pursuant to the

British Columbia *Company Act*

and filed with the Registrar of Companies, 940 Blanshard Street, Victoria, BC, V8W 3E6 from January, 2000 to present.

9

BRITISH COLUMBIA

NUMBER: **178889**

CERTIFICATE
OF
CHANGE OF NAME

COMPANY ACT

I Hereby Certify *that*

PACIFIC VANGOLD MINES LTD.

has this day changed its name to

PACCOM VENTURES INC.

Issued *under my hand at Victoria, British Columbia*
on April 18, 2000

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA

I CERTIFY THIS IS A COPY OF A DOCUMENT FILED ON

APR 18 2000

12 JOHN S. POWELL
REGISTRAR OF COMPANIES
PROVINCE OF BRITISH COLUMBIA

FORM 19
(Section 348)

PROVINCE OF BRITISH COLUMBIA

Certificate of
Incorporation No. 17889

COMPANY ACT

SPECIAL RESOLUTION

The following special resolutions were passed by the undermentioned Company on the date stated:

Name of Company: **PACIFIC VANGOLD MINES LTD.**

Date resolution passed: June 28, 1999

Resolutions:

RESOLVED, as a special resolution, that:

1. the name of the Company be changed to "Paccom Ventures Inc."; and

2. paragraph 1 of the Memorandum of the Company be altered to read:

   "1. The name of the Company is "Paccom Ventures Inc."."

RESOLVED, as a special resolution, that:

1. the 100,000,000 common shares without par value in the capital of the Company be consolidated into 10,000,000 common shares without par value, every ten common shares before consolidation being consolidated into one common share;

2. thereafter the authorized capital of the Company be increased by increasing the number of common shares without par value to 100,000,000 common shares.

The Memorandum is in the form attached hereto as Schedule "A".

Certified a true copy the 27th day of March, 2000.

(Signature) ______________________

(Relationship to Company) Solicitor

SCHEDULE "A"

COMPANY ACT

(R.S.B.C. 1996 CHAPTER 62)

ALTERED MEMORANDUM

OF

PACIFIC VANGOLD MINES LTD.

(As altered by a Special Resolution passed June 28, 1999)

I wish to be formed into a company with limited liability under the *Company Act* in pursuance of this Memorandum.

1. The name of the company is "Paccom Ventures Inc."

2. The authorized capital of the company consists of 100,000,000 common shares without par value.

Province of British Columbia

FORM 18

(Section 348)

COMPANY ACT

DIRECTORS' RESOLUTION

Certificate of
Incorporation No. 178889

The following directors' resolutions were passed by the board of directors of the undermentioned Company on the date stated:

Name of Company: **Pacific Vangold Mines Ltd.**

Date resolutions passed: March 13, 2000

Directors' Resolutions:

"RESOLVED THAT:

1. The Company hereby accepts the surrender for cancellation of the aforesaid 12,500 post-consolidated common shares without par value in the capital of the Company;

2. The said common shares be cancelled and the number of issued and authorized common shares of the Company be reduced accordingly;

3. The second paragraph of the Memorandum of the Company be altered to read as follows:

   "2. The authorized capital of the company consists of 99,987,500 common shares."

   The Memorandum is in the form hereto attached as Schedule "A".

4. Any one director be authorized to execute such further documents and carry out such further acts on behalf of the Company, under the Company's corporate seal or otherwise, in order to effectively carry out the intent of the foregoing."

CERTIFIED a true copy the 4th of April, 2000.

(Signature)

Solicitor
(Relationship to Company)

SCHEDULE "A"

COMPANY ACT

(R.S.B.C. 1996, Chapter 62)

ALTERED MEMORANDUM

OF

PACCOM VENTURES INC.

(As altered by directors' resolutions passed March 13, 2000)

1. The name of the company is "Paccom Ventures Inc.".

2. The authorized capital of the company consists of 99,987,500 common shares.

FORM 19

(Section 348)
COMPANY ACT

Special Resolution

Certificate of
Incorporation No. 178889

The following special resolution was passed by the company referred to below on the date stated:

Name of company: Pacific Vangold Mines Ltd.

Date resolution passed: June 25, 1998

Resolution: RESOLVED, as a special resolution, THAT the existing Articles of the Company be cancelled and that the form of Articles attached hereto be adopted as the Articles of the Company in substitution for and to the exclusion of the existing Articles of the Company.

Certified a true copy July 9, 1998.

(Signature) ____________

(Relationship to Company) Solicitor

PROVINCE OF BRITISH COLUMBIA

COMPANY ACT

(R.S.B.C. 1996, Chapter 62)

ARTICLES

OF

PACIFIC VANGOLD MINES LTD.

PART 1

INTERPRETATION

1.01 In these Articles:

(a) "directors" means the directors of the Company for the time being;

(b) "Company Act" means the British Columbia *Company Act* from time to time in force and all amendments thereto;

(c) "Registered Address" of a member means his address as recorded in the register of members; and

(d) "Registered Address" of a director means his address as recorded in the Company's register of directors to be kept pursuant to the Company Act.

1.02 Words importing the singular include the plural and vice versa; and words importing a male person include a female person and a corporation.

1.03 The definitions in the Company Act on the date of incorporation or creation by amalgamation of the Company shall, with the necessary changes, apply to these Articles.

PART 2

SHARES

2.01 The allotment and issuance of shares shall be under the control of the directors who may allot and issue or grant options to purchase shares at such times and to such persons or class of persons and in such manner and upon such terms as they think proper and, without limiting the generality of the foregoing, the directors may grant options to purchase shares to directors, officers or employees for such consideration and at such price or prices and upon such terms as the directors may determine.

2.02 Shares without par value may be allotted and issued at such prices and for such consideration as the directors may determine.

transfer accompanying the said certificate shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register in the name of the person, firm or company named in the form of transfer as transferee or if no person, firm or company is named therein as transferee then in the name of the person, firm or company in whose behalf the certificate is deposited with the Company for the purpose of having the transfer registered of all of the shares comprised in the said certificate or so many thereof as the form of transfer shall state are to be transferred. Neither the Company nor any director, officer or agent thereof shall be bound to inquire into the title of the person, firm or company named in the form of transfer as transferee, or if no person, firm or company is named therein as transferee, of the person, firm or company in whose behalf the certificate is presented for the purpose of having the transfer registered or be liable to any claim by such registered owner or by any intermediate owner of the certificate or of the shares represented thereby for registering the transfer, and transfer, when registered, shall confer upon the person, firm or company in whose name the shares have been registered a valid title to such shares.

5.04 The directors may decline to recognize any instrument of transfer unless the instrument of transfer is accompanied by the certificate of the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer.

PART 6

PURCHASE OF SHARES

6.01 Subject to the special rights and restrictions attached to any class of shares, the Company may, by a resolution of the directors, purchase any of its shares at the price and upon the terms specified in such resolution.

PART 7

ALTERATION OF CAPITAL AND SHARES

7.01 Except as otherwise provided by conditions imposed at the time of creation of any new shares or by these Articles, any addition to the authorized capital resulting from the creation of new shares shall be subject to the provisions of these Articles.

PART 8

BORROWING POWERS

8.01 The directors may from time to time at their discretion authorize the Company to borrow any sum of money for the purposes of the Company and may raise or secure the repayment of that sum in such manner and upon such terms and conditions, in all respects, as they think fit, and in particular, and without limiting the generality of the foregoing, by the issue of bonds or debentures or any mortgage or charge, whether specific or floating, or other security on the undertaking or the whole or any part of the property of the Company, both present and future.

PART 10

PROCEEDINGS AT GENERAL MEETINGS

10.01 The following business at a general meeting shall be deemed to be special business:

(a) All business at an extraordinary general meeting;

(b) All business that is transacted at an annual general meeting, with the exception of the consideration of the financial statement and the report of the directors and auditors, the election of directors, the appointment of the auditors and such other business as, under these Articles ought to be transacted at an annual general meeting, or any business which is brought under consideration by the report of the directors issued with the notice convening the meeting.

10.02 No business, other than the election of a chairman and the adjournment or termination of the meeting, shall be conducted at any general meeting at any time when a quorum is not present. If at any time during a general meeting there ceases to be a quorum present, any business then in progress shall be suspended until there is a quorum present or until the meeting is adjourned or terminated, as the case may be. A quorum shall be one member present in person or by proxy or (being a corporation) represented in accordance with Section 33 of the Company Act, holding not less than one voting share of the Company.

10.03 If within a half an hour from the time appointed for a general meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be terminated; but in any other case, it shall stand adjourned to the same day in the next week, at the same time and place, and if, at the adjourned meeting, a quorum is not present within half an hour from the time appointed for the meeting, if the quorum for the meeting is one member holding or representing one voting share, then the meeting shall be terminated, or, if the quorum is greater than as aforesaid, the members present shall be a quorum.

10.04 Subject to Article 10.05, the Chairman of the Board, or in his absence, the President of the Company, or in his absence one of the directors present shall preside as chairman of every general meeting.

10.05 If at any general meeting there is no such officer or director present within fifteen minutes after the time appointed for holding the meeting or if the Chairman of the Board and the President and all the directors present are unwilling to act as chairman, the members present shall choose a person (who need not be a member) to be chairman.

10.06 The chairman of a general meeting may, with the consent of any meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for ten days or more, notice of the adjourned meeting but not "advance notice" shall be given as in the case of the original meeting. Except as aforesaid, it is not necessary to give any notice of an adjournment or of the business to be transacted at an adjourned general meeting.

11.04 Subject to Section 159 of the Company Act, a corporation which is a member may vote by its duly authorized representative who is entitled to speak and vote, either in person or by proxy, and in all other respects exercise the rights of a member and that representative shall be reckoned as a member for all purposes in connection with any meeting of the Company.

11.05 A member for whom a committee has been duly appointed may vote, whether on a show of hands or on a poll, by his committee and that committee may appoint a proxyholder.

11.06 Unless the directors otherwise determine, the instrument appointing a proxyholder and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof shall be deposited at a place specified for that purpose in the notice convening the meeting, not less than forty-eight hours before the time for holding the meeting at which the proxyholder proposes to vote.

11.07 A vote given in accordance with the terms of an instrument of proxy is valid notwithstanding the previous death or incapability of the member of revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given, provided no intimation in writing of the death, incapability, revocation or transfer has been received at the registered office of the Company or by the chairman of the meeting or adjourned meeting before the vote is given.

11.08 Unless, in the circumstances, the Company Act requires any other form of proxy, an instrument appointing a proxyholder, whether for a specified meeting or otherwise, shall be in common form, or in any other form that the directors shall approve.

PART 12

DIRECTORS

12.01 The directors may exercise all such powers and do all such acts and things as the Company may exercise and do, and which are not by these Articles or by statute or otherwise lawfully directed or required to be exercised or done by the Company in general meeting, but subject, nevertheless, to the provisions of all laws affecting the Company and of these Articles and to any rules, not being inconsistent with these Articles, which are made from time to time by the Company in general meeting; but no rule made by the Company in general meeting shall invalidate any prior act of the directors that would have been valid if that rule had not been made.

12.02 The number of directors shall be not less than one (or, if the Company is a reporting Company, not less than three) and not more than fifteen. The number of directors may be determined from time to time by ordinary resolution.

12.03 A director is not required to have any share qualification.

PART 14

PROCEEDINGS OF DIRECTORS

14.01 The directors may meet at such places as they think fit, adjourn and otherwise regulate their meetings and proceedings as they see fit. The directors may from time to time fix the quorum necessary for the transaction of business and unless so fixed the quorum shall be a majority of the directors then in office. Any director who is interested in a proposed contract or transaction with the Company shall be counted in the quorum. The Chairman of the Board, or in his absence the President of the Company, shall be chairman of all meetings of the directors; but if at any meeting the Chairman of the Board or the President is not present within thirty minutes after the time appointed for holding the meeting, the directors present may choose some one of their number to be chairman at that meeting. Any two directors may at any time and the Secretary, upon the request of any two directors, shall, convene a meeting of the directors.

14.02 The directors, or any committee of directors, may take any action required or permitted to be taken by them and may exercise any of the authorities, powers and discretions for the time being vested in or exercisable by them by resolution either passed at a meeting at which a quorum is present or consented to in writing under Section 125 of the Company Act.

14.03 A director may participate in a meeting of directors or of any committee of the directors by means of conference telephones or other communications facilities by means of which all directors participating in the meeting can hear each other and provided that all such directors agree to such participation. A director participating in a meeting in accordance with this Article shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

14.04 For the first meeting of the directors to be held immediately following the appointment or election of a director or directors at an annual or other general meeting of shareholders, or for a meeting of the directors at which a director is appointed to fill a vacancy in the directors, it is not necessary to give notice of the meeting to the newly-elected or appointed director or directors for the meeting to be duly constituted, if a quorum of the directors is present.

14.05 Any director of the Company who may be temporarily absent from the Province of British Columbia may file, at the registered office of the Company, a written waiver of notice, which may be by letter, telegram, telex or cable, of any meeting of the directors and may, at any time, withdraw the waiver, and until the waiver is withdrawn, no notice of meetings of directors shall be sent to that director, and all meetings of the directors of the Company, notice of which has not been given to that director, shall, provided a quorum of the directors is present, be valid and effective.

14.06 Questions arising at any meeting of the directors shall be decided by a majority of votes. In case of an equality of votes, the chairman has a second or casting vote.

14.07 No resolution proposed at a meeting of directors need be seconded and the chairman of any meeting is entitled to move or propose a resolution.

shall be determined by the Executive Committee and in accordance with such rules as may be provided by resolution of the directors. A majority of the members of the Executive Committee shall constitute a quorum for the transaction of business, provided that in the event of there being no quorum present at any meeting of the Executive Committee, any director or directors of the Company who is or are requested by the chairman of such meeting to attend such meeting shall have the right to attend and shall thereupon be a member or members of the Executive Committee for such meeting.

16.02 The members of the Executive Committee shall be entitled to receive such remuneration for acting as members of the Executive Committee as the directors may from time to time determine.

16.03 The directors may delegate any, but not all, of their powers to committees (other than the Executive Committee) consisting of such director or directors as they think fit. Any committee so formed in the exercise of the powers so delegated shall conform to any rules that may from time to time be imposed on it by the directors, and shall report every act or thing done in exercise of those powers to the earliest meeting of the directors to be held next after it has been done.

16.04 A committee may elect a chairman of its meetings; if no chairman is elected, or if at any meeting the chairman is not present within thirty minutes after the time appointed for holding the meeting, the directors present who are members of the committee may choose one of their number to be chairman of the meeting.

16.05 The members of a committee may meet and adjourn as they think proper. Questions arising at any meeting shall be determined by a majority of votes of the members present and in case of an equality of votes the chairman shall have a second or casting vote.

PART 17

OFFICERS

17.01 The directors shall elect from among their members a President and, if they see fit, may elect a Chairman of the Board and may elect a Vice-Chairman, either of whom may also be the President, all or any of whom shall hold office until their successors are elected. Vacancies occurring from time to time in these offices may be filled by the directors from among their members.

17.02 The directors may designate the Chairman of the Board or the Vice-Chairman, if any, or the President to be the chief executive officer. Failing such designation the Chairman of the Board or, if there is none, the Vice-Chairman or, if there is none, the President, shall be the chief executive officer. The chief executive officer shall, subject to the control of the directors, have and exercise general supervision over the management and control of the business and affairs of the Company, its officers and employees.

17.03 The directors, from time to time, shall appoint a Secretary and may appoint one or more Vice-Presidents, one of whom may be the chief financial officer, and such other officers as the directors may determine, so including one or more assistants to any of the officers so appointed, and may determine their duties and, in the discretion of the directors, in the absence

PART 19

DIVIDENDS

19.01 The directors may declare dividends and fix the date of record therefor and the date for payment thereof.

19.02 Subject to the terms of shares with special rights or restrictions, all dividends shall be declared according to the number of shares held.

19.03 Dividends may be declared to be payable out of the profits of the Company. No dividend shall bear interest against the Company.

19.04 A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid-up shares, bonds, debentures or other debt obligations of the Company, or in any one or more of those ways, and, where any difficulty arises in regard to the distribution, the directors may settle the same as they think expedient, and in particular may fix the value for distribution of specific assets, and may determine that cash payments shall be made to a member upon the basis of the value so fixed in place of fractional shares, bonds, debentures or other debt obligations in order to adjust the rights of all parties, and may vest any of those specific assets in trustees upon such trusts for the persons entitled as may seem expedient to the directors.

19.05 Any dividend or other moneys payable in cash in respect of a share may be paid by cheque sent through the post to the member in a prepaid letter, envelope or wrapper addressed to the member at his registered address, or in the case of joint members, to the registered address of the joint member who is first named on the register, or to such person and to such address as the member or joint members, as the case may be, in writing direct. Any one of two or more joint members may give effectual receipts for any dividend or other moneys payable or assets distributable in respect of a share held by them.

19.06 Where the dividend to which a member is entitled includes a fraction of one cent such shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

19.07 No notice of the declaration of a dividend need be given to any member.

19.08 The directors may, before declaring a dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which the profits of the Company may be properly applied, and pending that application may, at the like discretion, either be employed in the business of the Company or be invested in such investments, other than shares of the Company, as the directors may from time to time think fit.

the Company shall only indemnify such person if the directors, in their absolute discretion, so decide or the Company by ordinary resolution shall so direct.

21.03 The indemnification provided by this Part shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any other Part, or any valid and lawful agreement, vote of members or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall enure to the benefit of the heirs, executors and administrators of such person. The indemnification provided by this Part shall not be exclusive of any powers, rights, agreements or undertakings which may be legally permissible or authorized by or under any applicable law. Notwithstanding any other provisions set forth in this Part, the indemnification authorized by this Part shall be applicable only to the extent that any such indemnification shall not duplicate indemnity or reimbursement which that person has received or shall receive otherwise than under this Part.

21.04 The directors are authorized from time to time to cause the Company to give indemnities to any director, officer, employee, agent or other person who has undertaken or is about to undertake any liability on behalf of the Company or any corporation controlled by it.

21.05 No director or officer or employee for the time being of the Company shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Board for the Company, or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Company shall be invested or for any loss or damages arising from the bankruptcy, insolvency, or tortious act of any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited or for any loss occasioned by any error of judgment or oversight on his part or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his own wilful act or default, negligence, breach of trust or breach of duty.

21.06 Directors may rely upon the accuracy of any statement of fact represented by an officer of the Company to be correct or upon statements in a written report of the auditor of the Company and shall not be responsible or held liable for any loss or damage resulting from the paying of any dividends or otherwise acting in good faith upon any such statement.

21.07 The directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, a partnership, joint venture, trust or other enterprise against any liability incurred by him as a director, officer, employee or agent.

PART 23

PROHIBITIONS

24.01 No shares may be transferred except with the prior approval of the directors, who may in their absolute discretion refuse to register the transfer of any share, such approval to be evidenced by a resolution of the directors.

24.02 There shall not be any invitation to the public to subscribe for any shares or debt obligations of the Company.

24.03 The provisions of this Part shall only apply if the Company is not a reporting company.

NUMBER: **178889**

CERTIFICATE
OF
CHANGE OF NAME

COMPANY ACT

CANADA
PROVINCE OF BRITISH COLUMBIA

I Hereby Certify *that*

VANGOLD RESOURCES INC.

has this day changed its name to

PACIFIC VANGOLD MINES LTD.

Issued *under my hand at Victoria, British Columbia*
on March 04, 1994

JOHN S. POWELL
Registrar of Companies

FORM 21
(Section 371)

PROVINCE OF BRITISH COLUMBIA

Certificate of
Incorporation No. 178889

COMPANY ACT

SPECIAL RESOLUTION

The following special resolutions were passed by the undermentioned Company on the date stated:

Name of Company: **VANGOLD RESOURCES INC.**

Date resolution passed: December 29, 1993

Resolutions:

RESOLVED, as a special resolution, that:

1. the authorized capital of the Company be altered by consolidation, all of the 20,000,000 common shares without par value in the capital of the Company into 6,666,666.6 common shares without par value, every three common shares before consolidation being consolidated into one common share; and

2. thereafter the authorized capital of the Company be increased by increasing the number of common shares without par value to 100,000,000 common shares."

3. the Memorandum of the Company be altered to reflect the consolidation of capital and increase in the authorized capital of the Company.

4. the name of the Company be changed to "Pacific Vangold Mines Ltd."; and

5. paragraph 1 of the Memorandum of the Company be altered to read:

"1. The name of the Company is "Pacific Vangold Mines Ltd."."

The Memorandum is in the form attached hereto as Schedule "A".

Certified a true copy the 3rd day of February, 1994.

(Signature) J.A. Roberts

(Relationship to Company) Director

SCHEDULE "A"

COMPANY ACT

(R.S.B.C. 1979 CHAPTER 59)

ALTERED MEMORANDUM

OF

PACIFIC VANGOLD MINES LTD.

(As altered by a Special Resolution passed December 29, 1993)

I wish to be formed into a company with limited liability under the Company Act in pursuance of this Memorandum.

1. The name of the company is "Pacific Vangold Mines Ltd.".

2. The authorized capital of the company consists of 100,000,000 common shares.

CANADA

PROVINCE OF BRITISH COLUMBIA

NUMBER

178889

Province of British Columbia

Ministry of Finance and Corporate Relations

REGISTRAR OF COMPANIES

03 [illegible] 7:21

COMPANY ACT

CERTIFICATE

I HEREBY CERTIFY THAT

LIGHTNING MINERALS INC.

HAS THIS DAY CHANGED ITS NAME TO THE NAME

VANGOLD RESOURCES INC.

GIVEN, UNDER MY HAND AND SEAL OF OFFICE

AT VICTORIA, BRITISH COLUMBIA

THIS 2ND DAY OF SEPTEMBER, 1988

B. Beckwith

B. BECKWITH

ASST. DEPUTY REGISTRAR OF COMPANIES

I HEREBY CERTIFY THAT THIS IS A COPY OF A DOCUMENT FILED WITH THE REGISTRAR OF COMPANIES ON SEP 02 1988

FORM 21
(Section 371)

PROVINCE OF BRITISH COLUMBIA

ASSISTANT DEPUTY REGISTRAR OF COMPANIES FOR THE PROVINCE OF BRITISH COLUMBIA

Certificate of
Incorporation No. 178,889

COMPANY ACT

SPECIAL RESOLUTION

The following special resolution was passed by the undermentioned Company on the date stated:

Name of Company: Lightning Minerals Inc.

Date resolution passed: January 15, 1988

Resolution:

1. that the name of the Company be changed to Vangold Resources Inc. and the Memorandum of the Company be changed accordingly.

2. that the 5,000,000 common shares without par value in the capital of the Company of which 3,373,771 are issued and fully paid, be consolidated into 1,250,000 shares without par value, of which 843,441.75 are issued and fully paid, every four shares before consolidation being consolidated into one share.

3. that the authorized capital of the Company be increased from 1,250,000 common shares without par value of which 843,442.75 are issued and fully paid, to 20,000,000 common shares without par value of which 843,442.75 are issued and fully paid.

4. that paragraph 2 of the Memorandum be altered to read:

"2. The authorized capital of the Company consists of 20,000,000 common shares without par value."

5. that the Memorandum be altered accordingly and be in the form attached hereto as Schedule "A".

Certified a true copy the 29th day of February, 1988.

(Signature) ______________

Solicitor for the Company
(Relationship to Company)

SCHEDULE "A"

Attached to Special Resolution of Lightning Minerals Inc. passed by the Company on January 15, 1988 pursuant to Part 8 of the Company Act.

FORM 1

(Section 5)

COMPANY ACT

M E M O R A N D U M

(ALTERED)

We wish to be formed into a Company with limited liability under the "Company Act" in pursuance of this Memorandum.

1. The name of the Company is "VANGOLD RESOURCES INC.".

2. The authorized capital of the Company consists of 20,000,000 shares without par value.

3. We agree to take the number of shares in the Company set opposite our names.

CANADA:
Province of British Columbia.

No. 178,889

"Companies Act"

I hereby certify that

LIGHTNING MINERALS INC.

has this day been incorporated under the "Companies Act."

GIVEN under my hand and Seal of office at Victoria, Province of British Columbia, this -11th- day of August, one thousand nine hundred and seventy-eight

Deputy Registrar of Companies.

R.C. 32-0

ORIGINAL WAS
FILED AND REGISTERED
AUG 11 1978
M. A. Jorre de St. Jorre
REGISTRAR OF COMPANIES

CERTIFIED TRUE COPIES
AUG 11 1978 19
Deputy Registrar of Companies
for the Province of British Columbia

FORM 1

(SECTION 7)

COMPANIES ACT

MEMORANDUM

We wish to be formed into a company with limited liability under the Companies Act in pursuance of this Memorandum.

1. The name of the Company is LIGHTNING MINERALS INC.

2. The authorized capital of the Company consists of 5,000,000 shares without par value.

3. We agree to take the number of shares in the Company set opposite our names.

Full name, resident address & occupation of subscribers	Number of Shares Taken by Subscribers
Barry Donald Speton 1356 West 48th Avenue Vancouver, B. C. Solicitor	1
Carole Anne Bowkett 1779 West Georgia Street Vancouver, B. C. Secretary	1
TOTAL SHARES TAKEN	2

DATED at Vancouver, B. C. this 9th day of August, 1978.

INDEX

TO THE

ARTICLES

OF

LIGHTNING MINERALS INC.

"COMPANIES ACT"

**ARTICLES
OF**

LIGHTNING MINERALS INC.

PART I
GENERAL

1.1 The definitions in the Companies Act (and Regulations made thereunder) of the Province of British Columbia on the date these Articles become effective shall, with the necessary changes and so far as applicable, apply to these Articles.

1.2 Words importing the singular include the plural and vice versa; and words importing a male person include a female person and a corporation.

1.3 Unless the Companies Act, the Memorandum or these Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution.

1.4 Any action taken in pursuance of any of these Articles shall be subject also to the due compliance with the applicable provisions (if any) of the Companies Act (and Regulations made thereunder) then in force.

PART II
SHARES

2.1 If the company is or shall become authorized to issue shares without par value, the directors shall determine the price or consideration at or for which such shares shall from time to time be allotted or issued.

2.2 The company may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, or procuring or agreeing to procure subscriptions whether absolutely or conditionally, for such shares of the company as the directors may from time to time determine. The amount of such commission or discount shall be determined by the directors from time to time.

2.3 The company may purchase any of its shares and may re-sell the same.

2.4 In order to effect a transfer of a share of the company, the transferor or the transferee shall deliver the instrument of transfer and the share certificate to the registered office of the company; provided however that if the company shall maintain its register of members at the office of a trust company, the instrument of transfer and the share certificate shall be delivered to the address at which the register of members of the company is maintained. Provided further that if the company shall maintain a branch register of members, the instrument of transfer and the share certificate may be delivered to the address at which such branch register of members is maintained.

2.5 The instrument of transfer of a share of the company shall be in writing in any usual or common form or in any other form of which the directors may approve.

2.6 The transferor of a share of the company shall remain the holder and owner of record of such share until the name of the transferee is entered in the register of members in respect of such share.

2.7 The signature of the registered owner of a share of the company (or his duly authorized attorney) on the form of transfer constitutes authority to the company to register the share in the name of a person specified in the form of transfer, or, if no person is so named, then in any name designated in writing by the person depositing the share certificate and the form of transfer with the company or its agents.

2.8 The company shall not be obliged to effect a transfer of a share of the company until it has received such information in writing as the company may reasonably require in order to record such a transfer in its register of members, its register of transfers and/or such other records and registers as the company is by law required to maintain.

2.9 Neither the company nor any director, officer or agent of the company is bound to enquire into the title of the transferee of such share as may be transferred or is liable to the registered or any intermediate owner of that share for registering the transfer.

2.10 The company shall be entitled to consider the registered owner of a share to be the beneficial owner thereof for all purposes.

2.11 In the case of the death of a member, the survivor and/or the legal personal representative of the deceased member shall be the only persons recognized by the company as having any title to or interest in the share of the deceased member. Before recognizing any legal personal representative, the directors may require him to take out a grant of probate or letters of administration in British Columbia and to deliver to the company such release or releases as may be necessary by law.

2.12 Upon producing the evidence required by the Companies Act and upon producing for cancellation the share certificate of the member, a person who becomes entitled to a share of the company as a result of the death, mental incompetence or bankruptcy of a member shall be entitled to be registered as the owner of the share of such member represented by such certificate.

2.13 A person who becomes entitled to a share as a result of an order of a court or judge of competent jurisdiction may be registered as the owner of such share upon producing such evidence as the directors think sufficient that he is so entitled.

2.14 If a share certificate is worn out or defaced and upon production of the same to the directors, the share certificate shall be cancelled and a new share certificate issued in its place; and if a share certificate is lost or destroyed, and upon proof of such loss or destruction to the satisfaction of the directors, and upon giving such indemnity as the directors deem adequate, a new share certificate shall be issued to the member entitled to the same in place of the lost or destroyed certificate.

2.15 A share certificate registered in the name of two or more persons shall be delivered to the person first named in the register of members.

2.16 The company may issue warrants and options for the purchase of shares on such terms and conditions and for such consideration as the directors may determine; and the company may pay a commission to any person in consideration of his purchasing or procuring the purchase of such a warrant or option.

PART III
REDEMPTION OF SHARES

3.1 This Part shall be effective at such time and for as long as the company is authorized to issue redeemable shares; and all references to shares in this Part shall be limited to those shares which the company is authorized to redeem. The term or expression "redemption price" when used in this Part means the price or other consideration payable by the company in order to redeem a share as calculated or determined in accordance with the Memorandum and/or the Articles whether payable in cash or otherwise.

3.2 In order to effect the redemption of a share, the company shall pay the redemption price therefor to the registered owner (or to such person as he may in writing direct) upon receiving the applicable share certificate; and the company may require such registered owner to endorse or sign such share certificate before paying the redemption price.

3.3 If the registered owner of a share which is to be redeemed fails or refuses to surrender the share certificate issued by the company in respect of such share within seven days following written demand by the company, the company may pay the redemption price for such share to a trustee. In such event, the company shall give written notice to the registered owner that upon delivery to the trustee of the share certificate, the trustee will pay the redemption price to the registered owner.

3.4 A trustee for purposes of Article 3.3 hereof may be the the company's solicitor or auditor or a licensed trustee or trust company. The company shall take all reasonable precautions to ensure: (a) that a redemption price paid to a trustee pursuant to Article 3.3 hereof is paid in trust for such registered owner; and (b) that such redemption price is held by the trustee on the basis that it will be released to the registered owner upon his surrender of the appropriate share certificate pursuant to the notice given under Article 3.3

3.5 If the company proposes to redeem some, but not all, of its redeemable shares, the redemption need not be made pro rata among every member who holds shares of the class to be redeemed. If the company proposes to redeem some, but not all, of the shares of the class to be redeemed, the provisions of Articles 3.3 and 3.4 shall apply mutatis mutandis to such partial redemption provided that the company also delivers to the trustee a share certificate duly issued to the member representing his unredeemed shares of the class.

3.6 A trustee holding a redemption price pursuant to this Part shall not be obliged to pay interest on nor otherwise invest such redemption price.

3.7 Upon payment of the redemption price of a share pursuant to Article 3.2 or 3.3, such share shall be deemed to have been redeemed; and the secretary (or other authorized signing officers) shall make all appropriate entries in the registers and records of the company.

3.8 Before payment of the redemption price under this Part, the company or the trustee may require such registered owner to furnish evidence as to whether or not he is ordinarily resident in Canada.

PART IV
BORROWING POWERS

4.1 The directors may from time to time at their discretion authorize the company to borrow any sum of money for the purposes of the company and may raise or secure the repayment of that sum in such manner and upon such terms and conditions, in all respects, as they think fit, and in particular, and without limiting the generality of the foregoing, by the issue of bonds or debentures, or any mortgage or charge, whether specific or floating, or other security on the undertaking or the whole or any part of the property of the company, both present and future.

4.2 The directors may make any debentures, bonds, or other debt obligations issued by the company, by their terms, assignable free from any equities between the company and the person to whom they may be issued, or any other persons who lawfully acquire the same by assignment, purchase, or otherwise, howsoever.

4.3 The directors may authorize the issue and/or deposit of any debentures, bonds, or other debt obligations of the company at a discount, premium or otherwise, and with special or other rights or privileges as to redemption, surrender, drawings, allotment of, or conversion into shares, attending at general meetings of the company, and otherwise as the directors may determine at or before the time of issue.

PART V
GENERAL MEETINGS

5.1 A general meeting of the company other than an annual general meeting may be called an extra-ordinary general meeting.

5.2 The general meetings of the company shall be held at such times and places, in accordance with the Companies Act, as the directors appoint.

5.3 Notice of a general meeting shall specify the place, the day, and the hour of the meeting, and the general nature of the business to be conducted at the meeting, provided however, that at such a general meeting, there may also be considered such further business as may be brought before the meeting (whether or not reference is made to the same in the notice convening such meeting). The accidental omission to give notice of any meeting to, or the non-receipt of any notice by, any of the members entitled to receive a notice shall not invalidate any proceedings at that meeting.

5.4 If it is proposed at a general meeting to include the presentation, consideration, approval, ratification or authorization of or for the execution of any document, then the portion of any notice of meeting (and of any document accompanying such notice) relating to the consideration of such document is sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at the records office of the company or at any one or more designated places in the Province of British Columbia during business hours on any specified or unspecified business day or days prior to the date of the meeting.

5.5 The president of the company, or in his absence, one of the directors present or such person (whether or not he is a director or member) as the directors shall appoint, shall preside as chairman at a general meeting. If there is no president or director present within fifteen minutes after the time appointed for holding the meeting or if the person nominated by the directors to act as chairman is not present within fifteen minutes after the time appointed for holding the meeting or if the president and all directors present are unwilling to act as chairman, the members present may elect any person present at the meeting (whether or not he is a member) to be chairman whether or not a quorum is present.

5.6 If within fifteen minutes from the time appointed for a general meeting, a quorum is not present, the meeting shall be terminated if the same was convened upon the requisition of members; but in any other case, it shall stand adjourned to the next business day at the same time and place (or to such later date as the members present may by ordinary resolution determine), and if at the adjourned meeting, a quorum is not present within one-half hour from the time appointed for the meeting, the members present shall be a quorum.

5.7 A quorum at a general meeting shall be two members present either in person or by proxy and representing not less than one-tenth of the total number of issued shares of the company carrying the right to vote at such meeting (exclusive of such issued shares of the company as may be owned by the company); provided however that, if only one member of the company owns shares carrying the right to vote (exclusive of such issued shares of the company as may be owned by the company), the quorum at a general meeting shall be the member present either in person or by proxy.

5.8 The chairman of any general meeting may, upon ordinary resolution, adjourn a meeting from time to time and from place to place but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for twenty-eight days or more, then seven days notice of the adjourned meeting shall be given to all members entitled to receive notices of general meetings. Except as aforesaid, it is not necessary to give any notice of an adjournment.

5.9 No resolution proposed at a general meeting need be seconded.

5.10 The chairman of a general meeting is entitled to move or propose any resolution (provided that he is entitled to vote at the meeting) without the necessity of relinquishing his chairmanship of the meeting.

5.11 The chairman of a general meeting is entitled to speak in favour of or against any proposed resolution without the necessity of relinquishing his chairmanship of the meeting.

5.12 In case of an equality of votes at a general meeting, the chairman shall not, either on a show of hands or on a poll, have a casting or a second vote in addition to the vote or votes to which he may be entitled as a member.

5.13 In the case of any dispute as to the admission or rejection of a vote (whether of a member present in person or by proxy), the chairman shall determine the same and his determination made in good faith shall be final and conclusive.

5.14 A member (whether present in person or by proxy) entitled to more than one vote shall, if he votes at all, cast all of his votes in the same way; provided however that nothing in this Article shall compel a member who is also the holder of a proxy to vote in respect of such proxy other than in accordance with the terms of such proxy.

5.15 A demand for a poll may be made orally or in writing; and a demand for a poll may be withdrawn either orally or in writing.

5.16 If a poll is duly demanded, it shall be taken in such manner and at such time (within seven days after the date of the meeting) and place as the chairman of the meeting directs.

5.17 The demand for a poll shall not, unless the chairman so rules, prevent the continuance of the meeting for the transaction of any business other than the question on which the poll was demanded.

5.18 The chairman of a meeting may appoint any person or persons present at that meeting (whether or not such person or persons are members of the company) to be scrutineers for the purposes of: determining the number of members present at the meeting (both in person and by proxy); determining the number of shares of the company represented at the meeting; and counting the votes taken on a poll. The chairman may rely upon a report of such scrutineers made in good faith.

5.19 If and for as long as the company shall be or become a reporting company:

(a) a share carrying the right to vote at a meeting of the company but registered in the name of a registrant shall be counted as being duly represented at the meeting if the registrant is present at the meeting (either in person or by proxy) notwithstanding that the registrant has not delivered to the scrutineer or to the chairman of the meeting evidence in accordance with Article 6.10; and

(b) nothing in Article 5.14 shall compel a registrant to vote a share registered in his name other than in accordance with the written directions of the beneficial owner thereof provided that such written directions have been delivered to the scrutineers or to the chairman of the meeting.

5.20 The provision of this Part shall be applicable mutatis mutandis to class meetings.

PART VI
VOTES OF MEMBERS

6.1 Subject to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every member present in person has one vote; and on a poll, every member present in person or by proxy has one vote for each share carrying the right to vote which he holds.

6.2 Any person who is not registered as a member but is entitled to vote at a given general meeting in respect of a share, may vote the share in the same manner as if he were a member; but unless the directors have previously admitted his right to vote at the meeting in respect of the share, he shall satisfy the chairman of his right to vote the share at or before the time for holding the meeting, or adjourned meeting, as the case may be.

6.3 Where there are joint members registered in respect of any share carrying the right to vote at a meeting, any one of the joint members may vote at the meeting, either personally or by proxy, in respect of the share as if he were solely entitled to it. If more than one of the joint members is present, the member whose name stands first on the register of members in respect of the share shall alone be entitled to vote in respect of such share. If the share of a deceased member is registered in the names of his several executors or administrators, such executors or administrators shall be deemed joint members.

6.4 Subject to the Companies Act, a corporation which is a member may vote by its duly authorized representative, who is entitled to speak and vote either in person or by proxy, and in all other respects exercise the rights of a member and that representative shall be recognized as a member for all purposes in connection with the meeting of the company.

6.5 A member for whom a committee has been duly appointed may vote, whether on a show of hands or on a poll, by his committee and that committee may appoint a proxy holder provided always that such committee has registered the share of the member in the name of such committee.

6.6 Unless the directors otherwise determine, the instrument appointing a proxy holder and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof shall be deposited at a place specified for that purpose in the notice convening the meeting, not less than twenty-four hours before the time for holding the meeting at which the proxy holder proposes to vote or shall be deposited with the chairman of the meeting or scrutineers (if any) prior to the commencement of the meeting.

6.7 A vote in accordance with the terms of an instrument of proxy is valid notwithstanding the previous death or incapability of the member or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the shares in respect of which the proxy was given, provided that no intimation in writing of the death, incapability, revocation or transfer has been received at the registered office or records office of the company or by the chairman of the meeting or adjourned meeting before the vote is given.

6.8 Unless the Companies Act or other applicable statute requires any other form of proxy, an instrument appointing a proxy holder, whether for a specified meeting or otherwise, shall be the form following, or in any other form that the directors shall approve:

> "The undersigned hereby appoints
> of or failing him
> of
> as proxy for the undersigned to attend at and vote for and on behalf of the undersigned at the general meeting of the company to be held on the day of 19 and at any adjournment of that meeting.
>
> Signed this day of ,19 .
>
> (signature of member).

6.9 Subject to the Companies Act and any other applicable statute, and except in the event of a poll, the chairman of the meeting shall not be obliged to enquire into the manner in which a proxy holder has been directed by a member to vote; but in the event of a poll, the directions contained in the instrument of proxy (provided that it has been deposited as aforesaid) shall be binding upon the proxy holder and the chairman shall ensure that the vote of the member as given through his proxy holder is recorded in accordance with instructions given in the instrument of proxy filed as aforesaid. In the event that an instrument or other directions are silent as to the manner in which the proxy holder is to vote on any given item of business, the proxy holder shall be entitled to vote upon such item of business in such manner as he thinks fit.

6.10 If and for as long as the Company shall be a reporting Company and before permitting a registrant to vote on a resolution or motion proposed at a meeting of the Company, the chairman of the meeting may require the

registrant (or his proxy-holder, as the case may be) to produce evidence in writing acceptable to the chairman (in the form of a statutory declaration or otherwise) that the registrant:

(a) is the beneficial owner of the share; or
(b) has complied with the Companies Act vis à vis the beneficial owner of the share.

6.11 The provision of this Part shall be applicable mutatis mutandis to class meetings.

PART VII
DIRECTORS

7.1 The directors may exercise all such powers and do all such acts and things as the company may exercise and do, and which are not by these Articles or by statute or otherwise lawfully directed or required to be exercised or done by the company in general meeting, but subject, nevertheless, to the provisions of all laws affecting the company.

7.2 The number of directors of the company shall be determined by ordinary resolution and may be changed by ordinary resolution. The number of directors of the company upon its incorporation shall (until changed as aforesaid) be equal to the number of subscribers to the Memorandum.

7.3 If the company shall be or become a reporting company and for so long as the company shall remain a reporting company, the number of directors shall be three unless and until otherwise determined by ordinary resolution.

7.4 A director is not required to own a share of the company.

7.5 At the first annual general meeting, and at every succeeding annual general meeting, all of the directors shall retire from office but shall be eligible for re-election. If no annual general meeting is convened, all persons who are directors at the time the annual general meeting should have been convened shall be deemed to continue as directors unless they resign as such or unless the members otherwise duly appoint their successors. The members may, by ordinary resolution, confer authority on the directors to appoint additional directors to such maximum number as the resolution may specify.

7.6 The directors may at any time and from time to time appoint any person as a director to fill a casual vacancy in the Board of Directors.

7.7 Any director may be removed as a director by special resolution and another person appointed to take his place by ordinary resolution.

PART VIII
DEATH OF SOLE DIRECTOR AND MEMBER

8.1 In the event that the company has only one member (exclusive of the company, if the company shall be the owner of issued shares of the company), and if such member is the only director of the company, then such director may from time to time file at the records office of the company a notice in writing designating one or more persons to act as directors in the event of his death. Such notice shall be accompanied by the written consent of such designated persons to act as and to be directors of the company. Upon the death of such director (and provided that at the date of such death no other person is a member of the company and no other person is a director of the company), each person designated as a director as aforesaid shall be deemed to have been duly elected as a director of the company as of the date of death of such deceased director; provided, however that the election or appointment of a person designated as aforesaid shall be invalid and of no effect whatsoever in the event of his rescinding his consent to be or to act as a director or in the event of his being disqualified from being or acting as a director.

8.2 In the event that a sole director fails to appoint a successor pursuant to Article 8.1 (or having designated a person pursuant to Article 8.1, such person fails or refuses to act as a director or is otherwise disqualified from acting as or being a director), and in the event of the death of such director at a time when he is still the sole member of the company (exclusive of the company, if the company shall be the owner of issued shares of the company):

(a) An extra-ordinary general meeting of the company may be convened by:

(i) the solicitor or auditor for the company; or

(ii) any person entitled as at the intended date of the meeting to apply for letters probate of the last Will of such deceased member (if he died testate); or

(iii) the person first entitled as at the intended date of the meeting to apply for letters of administration of the estate of such deceased member (whether or not he in fact died intestate);

(b) Notice of such meeting shall be given no less than twenty-one days before the intended date of the meeting to:

(i) all persons named as beneficiaries in the last Will (if any) of such deceased member (whether or not letters probate have been granted in respect of such Will);

(ii) all persons who would be entitled to share in the estate of such deceased member if he had died intestate (whether or not he in fact died intestate);

(iii) the parent or guardian of any person referred to in (i) or (ii) above who is an infant as at the intended date of the meeting; and

(iv) if any of the persons referred to in (i) or (ii) above shall be a class of persons whose identity cannot be readily ascertained, then to a solicitor acting on behalf of such class;

(c) At such extra-ordinary general meeting, such of the persons named in (b) above as are personally present at such meeting shall be entitled, upon unanimous vote, to determine the number of directors of the company and to elect directors of the company;

(d) The persons elected directors of the company pursuant to this Article 8.2 shall have authority to manage the business of the company; but, while such persons are directors of the company, they shall not suffer nor permit any of the following until at least one hundred and twenty days following the transmission of the shares of the deceased member to his lawful representative (having letters probate or letters of administration in British Columbia) without first obtaining an Order of the Supreme Court of British Columbia approving the same:

(i) the sale, allotment or issuance by the company of any issued or unissued shares;

(ii) the issuance by the company of any bonds, debentures, warrants or options to purchase shares;

(iii) any agreement by the company to allot or issue shares, debentures, warrants or options to purchase shares (whether issued or unissued);

(iv) the purchase or redemption by the company of any of its shares or any agreement by the company to do so;

(v) the alteration of the company's Memorandum or Articles; or

(vi) the sale by the company of the whole or a substantial part of its business or undertaking.

8.3 The provisions of Articles 8.1 and 8.2 shall apply **mutatis mutandis** in the event of there being more than one director and member and in the event of the death of all such members and directors without other provision having been made for the appointment of successor directors.

8.4 The accidental omission to give notice to a person specified in Article 8.2 (b) shall not invalidate the election of directors pursuant to Article 8.2 (c).

PART IX
PROCEEDINGS OF DIRECTORS

9.1 The directors may meet together at such places as they think fit for the dispatch of business, adjourn and otherwise regulate their meetings and proceedings as they see fit. The directors may from time to time fix the quorum necessary for the transaction of business and unless so fixed, the quorum shall be the majority of the directors then in office (if the number of directors then in office shall be an odd number) and one-half of the directors then in office (if the number of directors then in office shall be an even number).

9.2 At any meeting of the directors at which a contract or transaction or proposed contract or transaction is considered in respect of which any one or more of the directors is required by the Companies Act or regulations thereunder to abstain from voting, the director or directors thus required to abstain from voting shall be counted for purposes of determining whether or not a quorum is present at such meeting.

9.3 The directors may appoint one of their number to act as chairman at all meetings of the directors; but if the directors shall not appoint a chairman of the Board of Directors, then the president shall be chairman of the meetings of directors. If the chairman of the Board of Directors or the president of the company is not present within fifteen minutes after the time appointed for holding a meeting of directors, the directors present may choose one of their number to be chairman of that meeting.

9.4 Any director or the secretary of the company may at any time convene a meeting of directors (or of a committee of directors) upon such written or oral notice (including telephone) as may be reasonable in the circumstances having regard to the exigencies of the situation.

9.5 The directors may delegate any, but not all, of their powers to committees consisting of such director or directors as they may determine. Any committee so formed in the exercise of the powers so delegated shall conform to any rules that may from time to time be imposed upon it by the directors and shall report every act or thing done in exercise of those powers at the earliest meeting of the directors to be held after it has been done. Any director may attend any meeting of any committee of the directors.

9.6 A committee of directors may elect a chairman of its meetings, if no chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the directors present who are members of the committee may choose one of their number to be chairman of the meeting. Unless otherwise determined by the directors, the secretary of the company shall be the secretary at every meeting of a committee of the directors; provided however that if the secretary is not present within fifteen minutes after the time for holding a meeting, the directors present who are members of the committee may choose one of their number to be secretary of the meeting.

9.7 The directors, or any committee of directors, may take any action required or permitted to be taken by them and may exercise all or any of the authorities, powers and discretions for the time being vested in or exercisable by them.

9.8 Any director of the company who may be absent temporarily from the Province of British Columbia and any director of the company who by reason of ill health is unable to attend meetings of the directors or meetings of a committee of directors, may file with the president or secretary of the company (and the chairman of such committee of directors) a waiver of notice of meeting and may from time to time withdraw the waiver; and until the waiver is withdrawn, no notice of meetings of directors (or such committee of directors) need be sent to that director; and any and all meetings of the directors of the company (or of the committee of the directors) shall be valid and effective provided that a quorum of directors is present notwithstanding that notice of the same has not been given to that director. For purposes of determining whether or not a quorum is present at meetings of the directors (or such committee of directors) until the waiver has been withdrawn, such director shall be counted as being present at all of such meetings. The waiver and its withdrawal may be made by letter, telegram, telex or cable.

9.9 A resolution or motion at a meeting of directors (or of a committee of directors) shall be deemed to have been passed if the number of directors voting in favour of the resolution or motion exceeds the number of directors voting against the motion or resolution. In case the number of directors voting in favour of a resolution or motion at a meeting of directors (or a committee of directors) is equal to the number of directors voting against such resolution or motion, the chairman of such meeting shall not have a second or casting vote. If all of the directors (or members of a committee of directors) consent in writing to a resolution as of a designated date, such resolution shall be deemed to have been duly passed by the directors (or committee of directors, as the case may be) as at the designated date.

9.10 No resolution or motion proposed at a meeting of directors (or a committee of directors) need be seconded and the chairman of any such meeting is entitled to move or propose a resolution or motion without relinquishing his chairmanship.

9.11 The chairman of any meeting of directors or committee of directors is entitled to speak on any matter without the necessity of relinquishing his chairmanship.

9.12 The directors may appoint any person to any office as they may deem fit subject to the Companies Act.

9.13 All appointments of officers shall be made at such remuneration whether by way of salary, fee, commission, participation in profits, or otherwise as the directors think fit.

PART X
DIVIDENDS

10.1 The directors may declare dividends and fix the date of record therefor and the date for payment thereof.

10.2 Subject to the terms of shares with special rights or restrictions, all dividends shall be declared according to the number of shares held.

10.3 Dividends may be declared to be payable out of the profits of the company. No dividend shall bear interest against the company.

10.4 The declaration alone by the company of a dividend shall not be a debt recoverable from the company.

10.5 A resolution declaring a dividend may direct payment of the dividend wholly or partially by the distribution of specific assets or of paid up shares, bonds, debentures or other debt obligations of the company, or in any one or more of those ways, and where any difficulty arises in regard to the distribution, the directors may settle the same as they think expedient, and in particular may fix the value for distribution of specific assets, and may determine that cash payments shall be made to a member upon the basis of the value so fixed in place of fractional shares, bonds, debentures, or other debt obligations in order to adjust the rights of all parties, and may vest any of those specific assets in trustees upon such trust for the persons entitled as may seem expedient to the directors.

10.6 Any dividend or other monies payable in cash in respect of a share may be paid by cheque sent through the post to the member in a prepaid letter, envelope or wrapper, or to such person and to such address as the member or joint members, as the case may be, may in writing direct. Any one of two or more joint members may give effectual receipts for any dividend or other monies payable or assets distributable in respect of a share held by them.

10.7 No notice of the declaration of a dividend need be given to any member.

10.8 The directors may delay payment of a dividend to a member who fails or refuses on written demand to furnish the company with reasonable evidence as to whether or not he is ordinarily resident in Canada.

PART XI

ACCOUNTS AND RECORDS

11.1 The directors shall cause records and books of accounts to be kept as may be necessary to properly record the financial affairs and conditions of the company and to comply with the provisions of the Companies Act and any other statutes applicable to the company.

11.2 Upon resolution of the directors, the company may maintain its register of members and its register of transfers at the office of a trust company notwithstanding that the records office of the company is not maintained at such trust company; and if from time to time the Companies Act (or regulations made thereunder) permits the company to maintain other records or registers at the office of a trust company, the company may do so, upon resolution of the directors.

11.3 The company may, upon resolution of the directors, keep one or more branch registers of members or may cause the same to be kept within the Province of British Columbia by a trust company registered under the Trust Companies Act; and the company may, upon resolution of the directors, keep or cause to be kept one or more branch registers of its debentureholders by a trust company registered under the Trust Companies Act.

11.4 If the company is or shall become a reporting company, and for so long as it shall be a reporting company, the company may keep one or more branch registers of members or cause the same to be kept outside the Province of British Columbia, as may be determined by the directors.

11.5 Entries in the company's financial records may be made by the company's auditor and employees of the company's auditor together with such other persons as the directors may from time to time authorize.

11.6 Entries in any register or other documents required to be maintained by the company at its records office may be made by the secretary of the company and by such other person or persons as may from time to time be authorized by the directors of the company.

11.7 If the address of the records office of the company shall be the same as the address of the company's solicitor, and unless the directors otherwise determine, the company's solicitor shall have authority to make entries in all registers and documents required to be maintained at the records office of the company and to generally maintain the records required to be maintained at the records office.

11.8 If the address of the records office of the company shall be the same as the address of the company's solicitor, and upon such solicitor giving seven days' written notice to any one director of the company to change the location of the records office of the company, and in the event of the company failing to change such location, the company's solicitor shall have authority to change the location of the records office of the company to the address of the director to whom notice has been given as aforesaid and the solicitor of the company shall further have authority to file a Notice of Change of Office to such effect with the Registrar of Companies and to certify as having been duly passed the appropriate resolution of the directors confirming such change in the location of the records office of the company.

11.9 The provisions of Article 11.8 shall apply **mutatis mutandis** to the registered office of the company.

11.10 If the company shall maintain one or more branch registers of members with a trust company pursuant to Article 11.3, the company may authorize such trust company to make such entries in such branch registers of members; and if the company shall maintain one or more branch registers outside the Province of British Columbia pursuant to Article 11.4, the directors may authorize such person or persons as they think fit to make entries in such branch registers of members.

11.11 The company shall charge such fees for the examination or reproduction of its documents of public record as may be permitted by law and authorized by the directors and may authorize agents to retain any and all of such fees.

PART XII
NOTICES

12.1 A notice may be given to any member or director either personally or by sending it to him by post in a prepaid letter, envelope or wrapper addressed to the member or director at his address appearing in the register of members or register of directors, as the case may be.

12.2 Any notice or document sent by post to or left at the address of any member appearing in the register of members shall, notwithstanding that the member is then deceased or bankrupt, and whether or not the company has notice of his death or bankruptcy, be deemed to have been duly served in respect of shares registered in the name of such person, whether held solely or jointly with other persons by that member, until some other person is registered in his stead as a member or joint member in respect of those shares; and such service shall for all purposes of these articles be deemed sufficient service of such notice or document.

PART XIII
SEAL

13.1 The directors may make provision for a common seal for the company and for its use and they shall have power from time to time to destroy the same and substitute a new seal in place of the seal destroyed.

13.2 Subject to the provisions of the Companies Act, the directors may provide for use in any other province, state, territory or country an official seal, which shall be a facsimile of the common seal of the company, with the addition on its face of the name of the province, state, territory or country where it is to be used.

PART XIV
PROHIBITIONS

14.1 Any member who desires to transfer or dispose of any shares held by him (hereinafter called "the proposing transferor") before selling or disposing of any of such shares to any person shall:

(a) (i) obtain the consent in writing of all other members of the company to the sale or disposition thereof (or if the company shall have more than one class of shares, the consent in writing of all other members of the class of the shares being sold or disposed of by the proposing transferor) and shall deliver such consent to the secretary of the company; or alternatively

(ii) give to the company notice in writing (hereinafter called the "transfer notice") of his desire to transfer or dispose of such shares. The transfer notice shall be signed by the member and shall set forth the number and class of shares which he proposes to sell or dispose of and the price which he is prepared to accept for the same. Notice of receipt of the transfer notice shall be given forthwith to all other members of the company (or if the company shall have more than one class of shares, to all other members of the class of shares being sold or disposed of) by the secretary of the company, and such remaining members shall have the right to purchase such shares in proportion as nearly as may be to their then present holdings in the company (or class, as the case may be) at the price named in the transfer notice; and the transfer notice shall be deemed to constitute the company the agent of the proposing transferor for the sale of the shares to such members or any of them at the price fixed therefor as aforesaid, and such authority shall be irrevocable. If the company shall, within thirty days after being served with the transfer notice, find a member or members as aforesaid desirous of purchasing the same (hereinafter called "the purchasing member") the company shall give notice to the proposing transferor and he shall be bound, upon payment of the price fixed therefore, to transfer the shares to the purchasing member. The transfer may include several shares, and in such case shall operate as if it were a separate notice in respect of each. If the company shall not within thirty days after being served with the transfer notice, find a member or members willing to purchase the share or shares, it shall give notice thereof to the proposing transferor who shall, at any time within ninety days thereafter be at liberty to sell, transfer or dispose of the share or shares (or those not sold) to any person, but the price shall not be less than the price fixed therefor in the transfer notice.

(b) If any remaining member does not exercise his right to purchase his proportionate number of the shares offered for sale, then his right to purchase shall devolve upon the other members and so on until the remaining members, or one of them has had an opportunity to purchase all of the said shares offered for sale and not purchased by the others of the remaining members.

(c) The proposing transferor may specify in the transfer notice as a condition of the offer contained therein that the purchasing member must, in the aggregate, purchase all and no fewer than all of the number and class of shares which the proposing transferor proposes to sell or dispose of at the price and on the terms set forth in the transfer notice. Notice of receipt of the transfer notice and of such condition shall be given forthwith to all other members of the company (or if the company shall have more than one class of share, to all other members of the class of shares being sold or disposed of) by the secretary of the company, and such remaining members shall have the right to purchase such shares in proportion as nearly as may be to their then present holdings in the company (or class, as the case may be) at the price named in the transfer notice; and the transfer notice shall be deemed to constitute the company the agent of the proposing transferor for the sale of all (but no fewer than all) of the shares to such members or any of them at the price fixed therefor as aforesaid, and such authority shall be irrevocable. If the company shall, within thirty days after being served with the transfer notice, find a member or members as aforesaid desirous of purchasing all (but no fewer than all) of such shares, the company shall give notice to the proposing transferor who shall be bound, upon payment of the price fixed therefor, to sell and transfer the shares to such member or members. If the company shall not within thirty days after being served with the transfer notice, find a member or members willing to purchase all (and no fewer than all) of the shares, it shall give notice thereof to the proposing transferor who shall, at any time within ninety days thereafter be at liberty to sell, transfer or dispose of all (but no fewer than all) of such shares to any person, but the price shall not be less than the price fixed therefor in the transfer notice.

14.2 Notwithstanding the above restrictions on the transfer of shares, the board of directors of the company shall have the power, in the event of it being difficult or impossible to exactly carry out the above restrictions, to permit the transfer of shares as nearly as may be in accordance with the above described restrictions.

14.3 The provisions of Articles 14.1 and 14.2 shall not apply if and so long as the company is a reporting company.

Full name, resident address and occupation of Subscriber(s)

Barry Donald Speton 1356 West 48th Avenue Vancouver, B. C. Solicitor	Carole Anne Bowkett 1779 West Georgia Street Vancouver, B. C. Secretary

DATED at Vancouver, B. C. this 9th day of August, 1978.

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries

2nd Floor – 940 Blanshard Street
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Telephone: 250 356-8626
Hours: 8:30 – 4:30 Monday to Friday
www.fin.gov.bc.ca/registries

ANNUAL REPORT

FORM 16
Sections 333 and 334
COMPANY ACT

Please check this form for any errors or omissions.
See instructions on reverse.

A FULL NAME OF COMPANY

B REGISTERED OFFICE ADDRESS

FILING FEE: $35

Try our new electronic filing service!
Visit www.cr.bconline.com
A BC Online service fee of $1.61 applies

PACCOM VENTURES INC.
SUITE 1020, MONTREAL TRUST COMPANY
510 BURRARD STREET
VANCOUVER BC V6C 3A8

C ACCESS CODE
22261320

D CERTIFICATE OF INCORPORATION NUMBER
178889

E DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1978 AUGUST 11

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2002 AUGUST 11

This company is a reporting company under the *Company Act*

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I DIRECTORS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
BRYNELSEN,	DAL	5865 MARINE DR WEST VANCOUVER, B.C.	V7W2S1
FOWLDS,	HENDRY M	10871 SUNSHINE COAST HWY HALF MOON BAY BC	V0N1Y2
GOLDSMITH,	LOCKE	301 1855 BALSAM STREET VANCOUVER BC	V6K3M3
MUZYLOWSKI,	MIKE	7225 HUDSON STREET VANCOUVER BC	V6P4K9

J OFFICERS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
BRYNELSEN, PRESIDENT, CEO	DAL	5865 MARINE DR WEST VANCOUVER, B.C.	V7W2S1

Note: Please sign and date on last page

Corporate and Personal Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30
(Monday to Friday)

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

ANNUAL REPORT

CERTIFICATE OF INCORPORATION NUMBER
178889

PACCOM VENTURES INC.

Please check this form for any errors or ommissions.

J OFFICERS CONTINUED

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
BRYNELSEN, SECRETARY	DENISE	5424 MARINE DR WEST VANCOUVER BC	V7W2R2
MUZYLOWSKI, CHAIR	MIKE	7225 HUDSON STREET VANCOUVER BC	V6P4K9

K CERTIFIED CORRECT – I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor
X

DATE SIGNED
YY MM DD
02 08 02

FIN 706/D Rev. 2002 / 1 / 2 (Prescribed)

BRITISH COLUMBIA

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

NOTICE OF DIRECTORS (Form 8 / 9)

Sections 113 and 132 *COMPANY ACT*

Telephone: (250) 356-8626
Hours: 8:30 – 4:30 (Monday – Friday)

INSTRUCTIONS:

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name of the company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D, E and F, enter the last name, first name, and any initials of the company's directors as indicated.
4. In Box F, the residential address of a director must be a complete **physical address**. You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry can not accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occurred on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. **Filing Fee: $20.00.** Submit this form with a cheque or money order payable to the Minister of Finance and Corporate Relations, or provide the Registry authorization to debit the fee from a BC Online Deposit Account.

B CERTIFICATE OF INCORPORATION NO.

178889

OFFICE USE ONLY – DO NOT WRITE IN THIS AREA

Original filed with Registrar on
June, 2002

Freedom of Information and Protection of Privacy Act
The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about the collection or use of this information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at (250) 356-0944, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A FULL NAME OF COMPANY

PACCOM VENTURES INC.

DATE OF CHANGE

Y	M	D
02	04	19

Full names of new directors **appointed**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
FOWLDS	HENRY M.

FULL NAMES OF PERSONS WHO HAVE CEASED TO BE DIRECTORS:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
N/A	

F Full names and addresses of **all** the directors of the company **as at the date of change listed above:**

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)*
BRYNELSEN	DAL	5865 Marine Drive, West Vancouver, BC, V7W 251
GOLDSMITH	LOCKE	301-1855 Balsam Street, Vancouver, B.C., V6K 3M3
MUZYLOWSKI	MIKE	7225 Hudson Street, Vancouver, B.C., V6P 4K9
FOWLDS	HENRY M.	10871 Sunshine Coast Hwy. Half Moon Bay, B.C. VoN 1Y2

CERTIFIED CORRECT – I have read this form and found it to be correct.

Signature of a current Director, Officer, or Company Solicitor

[signature]

DATE SIGNED

Y	M	D
02	05	17

FIN 753 Rev. 97 / 8 / 26
(Prescribed)

BRITISH COLUMBIA

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

2nd Floor - 940 Blanshard Street
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3

Telephone: (250) 356-8626
Hours: 8:30 - 4:30 Monday to Friday

ANNUAL REPORT

FORM 16
Sections 333 and 334
COMPANY ACT

Please check this form for any errors or omissions
(Instructions on reverse)

Filing Fee $35.00

A FULL NAME OF COMPANY

B REGISTERED OFFICE ADDRESS

PACCOM VENTURES INC.
SUITE 1020, MONTREAL TRUST COMPANY
510 BURRARD STREET
VANCOUVER BC V6C 3A8

C CERTIFICATE OF INCORPORATION NUMBER
178889

D DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1978 AUGUST 11

E IS THIS A REPORTING COMPANY?
YES

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2001 AUGUST 11

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

ORIGINAL SENT OUT
FOR SIGNATURE
DATE: Aug 15/01
INITIALS:

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I DIRECTORS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
BRYNELSEN,	DAL	5424 MARINE DRIVE WEST VANCOUVER, B.C.	V7W2R2
GOLDSMITH,	LOCKE	301 1855 BALSAM STREET VANCOUVER BC	V6K3M3
MUZYLOWSKI,	MIKE	7225 HUDSON STREET VANCOUVER BC	V6P4K9

J OFFICERS

BRYNELSEN, PRESIDENT & CEO	DAL	5424 MARINE DRIVE WEST VANCOUVER, B.C.	V7W2R2
BRYNELSEN, SECRETARY	DENISE	5424 MARINE DR WEST VANCOUVER BC	V7W2R2

Note: Please sign and date on last page

[redacted]

Corporate and Personal
Property Registries

Telephone: (250)356-8626
Hours: 8:30 - 4:30
(Monday to Friday)

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard Street
Victoria BC

ANNUAL REPORT

CERTIFICATE OF INCORPORATION NUMBER

178889

:OM VENTURES INC.

Please check this form for any errors or omissions

J OFFICERS CONTINUED

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
~~MUZYLOWSKI,~~ ~~CHAIRMAN OF THE BOARD~~	~~MIKE~~	~~7225 HUDSON STREET~~ ~~VANCOUVER BC~~	~~V6P4K9~~

K **CERTIFIED CORRECT** - I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

X

DATE SIGNED
Y M D

FIN718/D Rev.97 / 6 /10 (Prescribed)

British Columbia

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

NOTICE OF DIRECTORS
(Form 8 / 9)
Sections 113 and 132 *COMPANY ACT*

Telephone: (250) 356-8626
Hours: 8:30 – 4:30 (Monday – Friday)

INSTRUCTIONS:

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name of the company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D, E and F, enter the last name, first name, and any initials of the company's directors as indicated.
4. In Box F, the residential address of a director must be a complete **physical address**. You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry can not accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occurred on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. **Filing Fee: $20.00.** Submit this form with a cheque or money order payable to the Minister of Finance and Corporate Relations, or provide the Registry authorization to debit the fee from a BC Online Deposit Account.

B CERTIFICATE OF INCORPORATION NO.
178889

OFFICE USE ONLY – DO NOT WRITE IN THIS AREA

Filed @ Regco
May 24/01
1636-06890

Freedom of Information and Protection of Privacy Act
The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about the collection or use of this information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at (250) 356-0944, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A FULL NAME OF COMPANY

PACCOM VENTURES INC.

DATE OF CHANGE

Y	M	D
01	05	09

Full names of new directors **appointed:**

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
BRYNELSEN	DAL

FULL NAMES OF PERSONS WHO HAVE CEASED TO BE DIRECTORS:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
ROBERTS	FRANK

F Full names and addresses of **all** the directors of the company **as at the date of change listed above:**

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)*
BRYNELSEN	DAL	5424 Marine Drive, West Vancouver, BC, V7W 2R2
GOLDSMITH	LOCKE	301-1855 Balsam Street, Vancouver, B.C., V6K 3M3
MUZYLOWSKI	MIKE	7225 Hudson Street, Vancouver, B.C., V6P 4K9

CERTIFIED CORRECT – I have read this form and found it to be correct.

Signature of a current Director, Officer, or Company Solicitor

DATE SIGNED

Y	M	D
01	05	17

FIN 753 Rev. 97 / 8 / 26
(Prescribed)

BRITISH COLUMBIA

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

NOTICE OF DIRECTORS (Form 8 / 9)

Sections 113 and 132 *COMPANY ACT*

Telephone: (250) 356-8626
Hours: 8:30 – 4:30 (Monday – Friday)

INSTRUCTIONS:

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name of the company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D, E and F, enter the last name, first name, and any initials of the company's directors as indicated.
4. In Box F, the residential address of a director must be a complete **physical address**. You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry can not accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occurred on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. **Filing Fee: $20.00.** Submit this form with a cheque or money order payable to the Minister of Finance and Corporate Relations, or provide the Registry authorization to debit the fee from a BC Online Deposit Account.

B CERTIFICATE OF INCORPORATION NO.

178889

OFFICE USE ONLY – DO NOT WRITE IN THIS AREA

Freedom of Information and Protection of Privacy Act
The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about the collection or use of this information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at (250) 356-0944, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A FULL NAME OF COMPANY

PACCOM VENTURES INC.

C DATE OF CHANGE

Y		M		D	
0	0	1	2	1	1

D Full names of new directors **appointed:**

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
GOLDSMITH	LOCKE

E FULL NAMES OF PERSONS WHO HAVE CEASED TO BE DIRECTORS:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
BRYNELSEN	DAL

F Full names and addresses of **all** the directors of the company **as at the date of change listed above:**

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)*
GOLDSMITH	LOCKE	301-1855 Balsam Street, Vancouver, B.C., V6K 3M3
MUZYLOWSKI	MIKE	7225 Hudson Street, Vancouver, B.C., V6P 4K9
ROBERTS	FRANK	2302- 738 Broughton Street Vancouver, B.C., V6G 3A7

G **CERTIFIED CORRECT** – I have read this form and found it to be correct.

F.R. Roberts Director

Signature of a current Director, Officer, or Company Solicitor

DATE SIGNED		
Y	M	D
2001	01	09

FIN 753 Rev. 97 / 8 / 26
(Prescribed)

BRITISH COLUMBIA

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

2nd Floor – 940 Blanshard Street
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Telephone: (250) 356-8626
Hours: 8:30 – 4:30 (Monday – Friday)

ANNUAL REPORT
FORM 16

Sections 333 and 334
COMPANY ACT

Instructions for completion on reverse.
'ttach an additional sheet if more space is required.

Filing Fee $35.00

Page 1 of 1

A FULL NAME OF COMPANY

PACCOM VENTURES INC.

C CERTIFICATE OF INCORPORATION NUMBER

178889

B REGISTERED OFFICE ADDRESS

SUITE 1020, MONTREAL TRUST CENTRE

510 BURRARD STREET

VANCOUVER, B.C., V6C 3A8

D DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION

1978 AUGUST 11

E IS THIS A REPORTING COMPANY?

YES

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)

2000 AUGUST 11

OFFICE USE ONLY – DO NOT WRITE IN THIS AREA

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I **DIRECTORS** – List all directors' names and addresses

LAST NAME	FIRST NAME & INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
MUZYLOWSKI	MIKE	7225 Hudson Street Vancouver, B.C.	V6P 4K9
ˀOBERTS	FRANK	2302- 738 Broughton Street Vancouver, B.C.	V6G 3A7
BRYNELSEN	DAL	5424 Marine Drive West Vancouver, B.C.	V7W 2R2

J **OFFICERS** – List all officers' names, addresses and titles

PRESIDENT AND CHIEF EXECUTIVE OFFICER BRYNELSEN	DAL	5424 Marine Drive West Vancouver, B.C.	V7W 2R2
SECRETARY BRYNELSEN	DENISE	5424 Marine Drive West Vancouver, B.C.	V7W 2R2

K **CERTIFIED CORRECT** – I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

[signature] Director

DATE SIGNED
Y 01 M 01 D 09

FIN 718 / H Rev. 97 / 6 / 10 (Prescribed)

D.

NEWS RELEASES

// PACCOM VENTURES INC TSX-V: PCV

Suite 880 – 609 Granville Street, Vancouver, BC V7Y 1G5 Ph: 604-685-5535 Fax: 604-685-6940

NATURAL GAS PRODUCTION EXPECTED TO INCREASE,

WELLS #9 AND #10 ARE SUCCESSFULLY COMPLETED IN CALIFORNIA

For Immediate Release

Vancouver, BC, July 7, 2003--Paccom Ventures Inc. is pleased to announce that the ninth well, the Black Pearl has been successfully flow tested at the East Corning Field in Tehama County, California. Initial flow rates indicate a commercial success with average daily production approximately 1 MMCFD. Paccom increased its participation in this well to a 9.75% working interest (News Release June 10, 2003). The total sale of gas production from the East Corning field generates between US$600,000 and US$800,000 per month at current prices.

In addition, a tenth well, the BBB, has been drilled and completed into the Kione Formation. Up to ten gas charged zones have been identified including one larger zone. Flow testing will commence this week. Several more additional wells are planned.

The success of this current multiple well drill program is directly attributable to the quality of the proprietary 3-D survey completed over the East Corning Project which identified a number of very prospective, high probability drill targets. The 6,500 acre project area is geologically analogous to the nearby, highly productive Malton Black Butte Field (132 BCF) and Rice Creek (35 BCF) which was discovered using the same 3-D seismic technology.

Including natural gas investments, Paccom is a diversified resource company with interests in several attractive gold properties such as the Rossland Project in the historic Rossland Gold Camp (3 million ounces) in B. C. and the Feni Gold project near the world class, 42 million oz gold, Lihir Mine. To find out more about Paccom Ventures Inc please visit our website at www.paccomventures.com or contact Dal Brynelsen at 604-830-4458 or by email brynelsen@mcsi.ca.

On Behalf of the Board
Paccom Ventures Inc

"Dal Brynelsen"

Dal Brynelsen, President

PACCOM VENTURES INC *TSX-V: PCV*

Suite 880 – 609 Granville Street, Vancouver, BC V7Y 1G5 Ph: 604-685-5535 Fax: 604-685-6940

BLACK PEARL DRILLING SUCCESSFUL, COMPLETION OPERATIONS TO COMMENCE

For Immediate Release

Vancouver, BC, June 17, 2003--Paccom Ventures Inc. reports that the Black Pearl natural gas well recently drilled at the East Corning Field near Red Bluff in the Sacramento Basin, California encountered three separate gas bearing horizons in two different formations. Logging of the hole has indicated strong potential for another commercial well. Flow test operations will be conducted shortly and the well is expected to commence production within weeks.

Exploration and development drilling is continuing and a new well location is currently being prepared. The spud date for this the 10th well should occur later this week. The success of our multiple well drill program over the last 14 months is directly attributable to the quality of the proprietary 3-D survey completed over the East Corning Property last year which identified a number of very prospective, high probability drill targets.

Our 6,500 acre project area is geologically analogous to the nearby, highly productive Malton Black Butte Field (132 BCF) and Rice Creek (35 BCF) which was discovered using the same 3-D seismic technology.

Paccom is also pleased to announce that its 2003 Annual and Special General Meeting was held on Thursday, June 12, 2003. All items presented to the meeting were passed by Paccom's shareholders including the approval of the 2003 Stock Option and granting and exercise of options. The Directors elected for the ensuing year are Dal Brynelsen, Locke Goldsmith, Mike Muzylowski, Mike Mackey and Martyn Fowlds. At a meeting of the Board of Directors following the shareholder's meeting, the Directors appointed Dal Brynelsen as President and CEO, Locke Goldsmith as VP-Exploration, Martyn Fowlds as VP, and Denise Broderick as Secretary.

Including natural gas investments, Paccom is a diversified resource company with interests in several attractive gold properties such as the Rossland Project in the historic Rossland Gold Camp (3million ounces) in B. C. and the Feni Gold project near the world class, 42 million oz gold, Lihir Mine. To find out more about Paccom Ventures Inc please visit our website at www.paccomventures.com or contact Dal Brynelsen at 604-830-4458 or by email brynelsen@mcsi.ca.

On Behalf of the Board
Paccom Ventures Inc.

"Dal Brynelsen"

Dal Brynelsen, President

PACCOM VENTURES INC *TSX-V: PCV*

Suite 880 – 609 Granville Street, Vancouver, BC V7Y 1G5 Ph: 604-685-5535 Fax: 604-685-6940

PACCOM INCREASES INTEREST IN NATURAL GAS WELL TO 11.75% WI

For Immediate Release

Vancouver, BC, June 10, 2003--Paccom Ventures Inc. is pleased to announce that it has successfully completed an agreement to increase its joint interest participation in the upcoming ninth natural gas well to be drilled immediately at Paccom's East Corning Field property in Tehama County, California.

Paccom has increased its participation from a 3.75 % working interest (3.0% NRI) to an 11.75% working interest (9.40% NRI). The Black Pearl well will be located in the vicinity of several nearby producing wells and is designed to target similar productive Kione and deeper Forbes horizons located by proprietary 3-D seismic survey. The seismic signature of the Black Pearl has been interpreted to be analogous to the nearby Brave Ulysses well which was able to pay back all the drilling and completion costs (approx $500,000) within a nine week period. Paccom received $US 6.54 per MCF for the March delivered gas and gas production is currently averaging approximately 5 MMCFD.

Flow testing of the Black Pearl well will commence soon after reaching total depth of approximately 6,200 feet and initial test results will be available not long after. Several more additional wells are planned. The success of this current multiple well drill program is directly attributable to the quality of the proprietary 3-D survey completed over the East Corning Project which identified a number of very prospective, high probability drill targets. The 6,500 acre project area is geologically analogous to the nearby, highly productive Malton Black Butte Field (132 BCF) and Rice Creek (35 BCF) which was discovered using the same 3-D seismic technology.

On May 8, 2003 Paccom announced a private placement of 500,000 units at $0.20 per unit, each unit consisting of one share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.25 for a period of one year. Paccom now amends that news release to include that there will be a finder's fee payable to the maximum allowable pursuant to and in accordance with the policies of the TSX Venture Exchange (the "Exchange"). Furthermore, the Exchange has granted an extension to the 30 day period in which Paccom must file a Notice (Form 4B) to July 4, 2003. The private placement is subject to approval by the Exchange.

Paccom also wishes to announce that it has reached an agreement with New Guinea Gold Corporation "NGG") for the extension of certain dates including regulatory approvals and Stage I and Stage II of the work program. Effectively, these dates have been extended for a period of 90 days to allow Paccom to complete the qualifying technical report and finalize the necessary financing for the Stage I work program.

Including natural gas investments, Paccom is a diversified resource company with interests in several attractive gold properties such as the Rossland Project in the historic Rossland Gold Camp (3million ounces) in B. C. and the Feni Gold project near the world class, 42 million oz gold, Lihir Mine. To find out

more about Paccom Ventures Inc please visit our website at www.paccomventures.com or contact Dal Brynelsen at 604-830-4458 or by email brynelsen@mcsi.ca.

On Behalf of the Board
Paccom Ventures Inc

"Dal Brynelsen"

Dal Brynelsen, President

PACCOM VENTURES INC

TSX-V: PCV

Wednesday, May 28, 2003

Gallagher Gold Project Acquired In Nevada

Vancouver, BC-- Paccom Ventures Inc. (TSX-V:PCV) is pleased to announce that it has acquired by staking, 24 contiguous unpatented mineral claims in White Pine County, Nevada known as the **Gallagher Gold Project**. Paccom Ventures controls a 100% interest in the property.

The property lies 24 miles north of Ely, Nevada and just 15 miles south east of the Limousine Butte project which covers a very large hydrothermal gold system that exhibits alteration features indicative of sediment/structure hosted gold deposits found on the Carlin Trend and elsewhere in Nevada.

The Gallagher Gold Project is underlain by quartzite, siltstone and shale. Gold mineralization found on the property is structurally controlled, hosted in quartzites and/or shaley quartzites.

High grade gold mineralization occurs within old workings on the property that consist of groups of adits and shafts which are widely spaced along a 2.5 mile long low-angle gold-bearing silicified shear structure. At least 2,000 feet of workings provide access to underground exposures along portions of the mineralized system. Samples taken in 1987 from an examination of underground exposures include: 5.491 oz Au / ton over 0.75 feet; 3.259 oz Au / ton over 0.75 feet; 1.970 oz Au / ton over 1.2 feet; and 1.817 oz Au / ton over 0.83 feet.

Models being used to guide exploration at this target include the Meikle Mine (8.0 million ounces) style high grade sediment/intrusive hosted gold mineralization located near structural traps and the Ruby Hill/Archimedes (1.1 million ounces) style of disseminated gold mineralization at or near the intersection of structures and prospective shale and limestone units.

Mapping, soil and rock sampling and geophysical surveying is being proposed to investigate the potential for gold mineralization within the silicified shear zone and for sediment/structure hosted gold deposits near the siltstone / shale formation like those found in many economic heap-leachable deposits of disseminated gold in the nearby Carlin Trend of Nevada.

Including natural gas investments, Paccom is a diversified resource company with interests in several attractive gold properties such as the Rossland Project in the historic Rossland Gold Camp (3million ounces) in B. C. and the Feni Gold project near the world class, 42 million oz gold, Lihir Mine. To find out more about Paccom Ventures Inc please visit our website at www.paccomventures.com or contact Dal Brynelsen at 604-830-4458 or by email dbrynelsen@mcsi.ca.

On Behalf of the Board
Paccom Ventures Inc

Dal Brynelsen, President and C.E.O.

PACCOM VENTURES INC.
Suite 880 – 609 Granville Street
Vancouver, BC V7Y 1G5
Ph: 604-685-5535
Fax: 604-685-6940

FOR IMMEDIATE RELEASE **TSX-V: PCV**

PACCOM RELEASES 1ST QUARTER RESULTS

MAY 30, 2003, VANCOUVER, BC – Paccom Ventures Inc. (the "Company") is pleased to announce its results for the three months ended March 31, 2003. The following discussion has been prepared by management and is a review of the financial results of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the financial performance for the three months ended March 31, 2003 and 2002 and should be read in conjunction with the financial statements and accompanying notes and can found on the Company's website under the heading "Financials". Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

Description of Business

Paccom Ventures Inc is a development stage mining exploration and oil and natural gas production company. The company focuses its exploration activities on precious metals and holds an extensive land position in the historic Rossland mining camp, British Columbia's second largest gold producing area. Natural gas exploration is being conducted at the East Corning field in the northern portion of the Sacramento Basin of California. The Company is a reporting issuer in British Columbia and trades on the TSX Venture Exchange under the symbol PCV.

Operations

Rossland Property
The Rossland properties are situated in and around Rossland, British Columbia. The claims are in three principal groups: North Belt (includes the former producing gold mines Iron Colt, Evening Star and Georgia) situated immediately northeast and north of Rossland; South Belt (includes the former producing lead/zinc Blue Bird-Mayflower mine and Homestake-Gopher gold mines), situated immediately south and southwest of Rossland; Deer Park Hill group to the southwest of Rossland. Paccom's properties contain numerous old pits, shafts, adits and other workings which explored and developed numerous gold occurrences. No meaningful exploration work was conducted during the period, however, field work is expected to commence later in the second quarter of 2003.

In addition, Paccom is continuing to consolidate a very strategic and import land position at Rossland, BC, historically Western Canada's second largest gold producing camp. In the coming weeks we expect to be in a position to announce a plan for renewed exploration activities on the South Belt of the camp which, in our

opinion, has been significantly under-explored. An ongoing compilation of work going back the last 100 years leads us to believe that this area has the potential for a significant gold deposit within an 8 km long structure that remains open to depth. Previous drilling recorded numerous potentially economic drill intersections for gold ranging up to 5.7 meters of 1.06 oz/t Au.

East Corning Property

During Q1, 2003 Paccom Ventures Inc successfully drilled and completed the Strange Brew 2-30 in the East Corning Field. Initial flow tests from this the seventh well of the project confirmed the discovery of another commercial well. The new production from this well will be added to production from six other wells via an existing pipeline and metering facility constructed earlier in the program. Tests of this new well indicate that it can sustain a flow rate in excess of 1 million cubic feet per day. This comes at a time when gas prices are quite high throughout North America.

Exploration efforts at East Corning have been very successful and Paccom and partners drilled six producing wells with monthly production achieving 5.5 MMCFD at the peak. Due to the inherent nature of natural gas well production actual monthly production can vary substantially due to reservoir characteristics, pipeline capacity delays and other factors beyond the control of the company. As a result the company cannot accurately project with certainty future production rates.

East Corning Property (Continued)

By participating in and completing the initial six well program Paccom has earned-in for the area of mutual interest. With continued exploration and drilling management believes we have the potential to derive significant gas production in this field. Our 6,500-acre project area is geologically analogous to the nearby, highly productive Malton Black Butte Field (132 BCF) and Rice Creek (35 BCF).

Using results from a detailed, proprietary 3-D survey completed over the East Corning Property Paccom and partners have identified a number of prospective, high probability drill targets. Several of the wells drilled so far are believed to be very productive and as a result significant gas production could continue for some time. Exploration is ongoing and 3D seismic will be acquired on new land that has been added to the land position.

Feni Island, Papua, New Guinea

The Company entered into a formal option agreement dated February 5, 2003 to option a 75% undivided interest in the Feni Gold Project located in New Ireland Province, Papua New Guinea. The agreement is subject to regulatory acceptance. The property is subject to a 1% NSR royalty. The Company may, at its sole election, exercise the option in stages by making the following exploration expenses and by issuing common shares, subject to regulatory approval:

Stage 1: To expend a minimum of $250,000 on exploration before January 31, 2004, and to issue 200,000 common shares by June 30, 2003.

Stage 2: To expend an additional $250,000 on exploration including drilling prior to June 30, 2004, and to issue an additional 200,000 common shares by June 30, 2004.

Stage 3: To expend an additional $1,000,000 by June 30, 2005, and to issue an additional 200,000 common shares by June 30, 2005. Upon completion of a total expenditure of $1,500,000 and issuance of 600,000 shares, a 50% interest in the mineral property will vest to the Company.

Stage 4: To spend an additional $1,000,000 on exploration prior to June 30, 2006, and to issue an additional 200,000 common shares by June 30, 2006. Upon completion of a total expenditure of $2,500,000 and the issuance of 800,000 common shares, a further 25% interest in the mineral property will vest to the Company for a total of a 75% interest.

The Feni Island group is located within the "Lihir Corridor" which is an evolving island arc composed of volcanic rocks, typified by enriched volatiles and copper gold values produced by partial melting of a subduction modified lithospheric mantle. Feni Island is recognized as an important site for productive shallow submarine mineralisation and occurs as epithermal vein and disseminated stockwork mineralisation. (Mark Hannington, Geological Survey of Canada)

A world-class example of this process is the Lihir Mine, located along trend to the north of Feni. The Lihir Mine was discovered by Kennecott in the early 80's and has a published resource of more than 42 million contained ounces of gold presently producing at an annual rate of more than 650,000 ozs gold (1.5 g/t cut-off). Gold mineralisation is concentrated along permeable feeder zones within areas of widespread, low grade (1-2 g/t) gold mineralisation. Importantly, each feeder zone within a mineralising system has a potential for 1.5 to 3 million oz/t gold if it is located in a permeable host. Spacing between the feeder zones normally varies from 150 to 250 metres.

Feni Island, Papua, New Guinea (Continued)
Early stage exploration at Feni included prospecting, stream and auger sampling, induced polarization geophysical surveying and some drilling at the Kabang and Kabang Extension (188 m at 1.2 g/t Au and 10 m at 5.56g/t Au. To date, 40 separate gold anomalies/occurrences have been identified with widespread low grade and intermittent, medium grade results being obtained by drilling in 1999. At an early stage of development, the Feni Gold Project is a highly attractive target that exhibits many of the characteristics necessary for a Lihir style, multi-million ounce deposit.

Financial Results
Operating revenues for the quarter were $43,507, up from nil for the same period last year, as a result of production from the East Corning Field. Expenses for the period were $104,332 vs. $21,201 for the same period in 2002. This increase reflects the cost associated with a much higher level of corporate activity for the company specifically related to the initiation of research and development of investing opportunities in both the oil and gas and the mineral exploration sectors.

For Q1, a net loss of $60,825 was reported as compared with a net loss of $21,201 for the corresponding quarter in 2002 and a basic loss of $0.01 per share, the same as for Q1, 2002.

Proceeds from financing activities during the period totalled $177,127 vs. $85,000 for the same period in 2002. Paccom is using these funds primarily for exploratory expenses and operating overheads.

Related Party Transactions
The Company incurred the following amounts to directors: management fees - $7,500 (2002 - $7,500); deferred mineral property exploration costs - $1,241 (2002 - $nil); and reimbursement of general administrative expenses - $1,785 (2002 - $nil). At March 31, 2003, $37,520 (December 31, 2002 - $43,315) was owing to these parties without interest or fixed terms of repayment. These transactions are in the normal course of business and are measured at the exchange amount.

Loans Payable

The Company has loans outstanding in the amount of $82,084. These loans bear interest at the rate of 12% per annum, are unsecured and are repayable upon written demand at any time after July 2, 2004. There is no penalty if the Company repays the loans prior to this date.

Special Warrant Financings

The Company completed a private placement consisting of 1,540,000 Special Warrants at a price of $0.10 per Special Warrant for gross proceeds of $154,000. Each unit issued on the conversion of a Special Warrant will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share at a price of $0.10 per share on or before October 22, 2003. Directors and private companies whose shareholders are related to directors subscribed to 570,000 Special Warrants of the offering. The proceeds will be used for exploration on the Company's East Corning Property and for general working capital purposes.

The Company completed a private placement consisting of 917,000 Special Warrants at a price of $0.10 per Special Warrant for gross proceeds of $91,700. Each Special Warrant will automatically convert, at no additional cost, into units of the Company at the earlier of one year from the date of the Special Warrants are issued or on the fifth business day following receipt from the British Columbia Securities Commission for the Company's Annual Information Form. Each unit issued on the conversion of a Special Warrant will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share at a price of $0.10 per share on or before December 19, 2003. Directors and relatives of directors subscribed to 442,000 Special Warrants of the offering. The proceeds will be used for property exploration and general working capital. At March 31, 2003 the Company had 6,973,851 shares outstanding (2002 - 3,216,975).

Stock Option Plan

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares as of June 26, 2000 (393,000 post-consolidated common shares). The number of options granted may exceed 10% of the outstanding shares at the time of granting the options.

The exercise price of options granted shall not be less than the fair market value of the common shares on the date of the grant and the exercise period shall not exceed five years from the date any option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the Optionee is a consultant or employed in an investor relations capacity.

Subsequent Events

The Company completed a private placement to a director of the Company consisting of 166,666 common shares at a price of $0.15 per share to net the Company proceeds of $25,000. The proceeds will be used for general working capital purposes. The Company issued 1,800,000 common shares upon the exercise of 1,800,000 share purchase warrants at a price of $0.10 per warrant to net the Company proceeds of $180,000.

The Company is proposing a private placement of 500,000 units at a price of $0.20 per unit. Each unit will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional share at a price of $0.25 per share for a period of one year. The proceeds of the private placement will be used for general working capital. The private placement is subject to approval by the TSX Venture Exchange.

The Company entered into an agreement with Teck Cominco Metals Ltd. to purchase a 100% interest, subject to a 2% net smelter returns royalty, in 9 Crown granted mineral claims located in the Trail Creek Mining Division, British Columbia. The Company is required to issue 50,000 common shares, upon TSX Venture Exchange acceptance.

The Company is proposing to grant stock options to directors, officers, consultants, and employees to acquire up to 1,319,460 common shares at a price of $0.22 per share exercisable on or before April 7, 2008.

Business Risks

As a young and evolving development stage mining exploration and oil and natural gas production company Paccom faces several key risks in its business, including possible commodity price downturns, unexpectedly high depletion rates for gas reservoirs, retention of skilled employees, and adequacy of capital and/or cash flow to pursue our business plan objectives. This list is not intended to be exhaustive, but merely to communicate to shareholders certain key risks faced by the Company in its business.

We attempt to mitigate these risks through various strategic and operating mechanisms such as ongoing evaluation and investigation of resource prospects, the application of bold, entrepreneurial and innovative thinking, fair and equitable compensation and workplace policies, flexibility in operational decision making, and ongoing reviews and discussions of industry sector market conditions in order to maintain an operating advantage. We feel these strategies reduce our business risk to an acceptable level thereby allowing Paccom Ventures Inc to continue to grow and maximize shareholder value.

On Behalf of the Board
Paccom Ventures Inc.

"Dal Brynelsen"

Dal Brynelsen, President

For further information regarding this news release please contact Dal Brynelsen at 604-830-4458 or email dbrynelsen@mcsi.ca

PACCOM VENTURES INC

TSX-V: PCV

Wednesday, May 28, 2003

Gallagher Gold Project Acquired In Nevada

Vancouver, BC-- Paccom Ventures Inc. (TSX-V:PCV) is pleased to announce that it has acquired by staking, 24 contiguous unpatented mineral claims in White Pine County, Nevada known as the **Gallagher Gold Project**. Paccom Ventures controls a 100% interest in the property.

The property lies 24 miles north of Ely, Nevada and just 15 miles south east of the Limousine Butte project which covers a very large hydrothermal gold system that exhibits alteration features indicative of sediment/structure hosted gold deposits found on the Carlin Trend and elsewhere in Nevada.

The Gallagher Gold Project is underlain by quartzite, siltstone and shale. Gold mineralization found on the property is structurally controlled, hosted in quartzites and/or shaley quartzites.

High grade gold mineralization occurs within old workings on the property that consist of groups of adits and shafts which are widely spaced along a 2.5 mile long low-angle gold-bearing silicified shear structure. At least 2,000 feet of workings provide access to underground exposures along portions of the mineralized system. Samples taken in 1987 from an examination of underground exposures include: 5.491 oz Au / ton over 0.75 feet; 3.259 oz Au / ton over 0.75 feet; 1.970 oz Au / ton over 1.2 feet; and 1.817 oz Au / ton over 0.83 feet.

Models being used to guide exploration at this target include the Meikle Mine (8.0 million ounces) style high grade sediment/intrusive hosted gold mineralization located near structural traps and the Ruby Hill/Archimedes (1.1 million ounces) style of disseminated gold mineralization at or near the intersection of structures and prospective shale and limestone units.

Mapping, soil and rock sampling and geophysical surveying is being proposed to investigate the potential for gold mineralization within the silicified shear zone and for sediment/structure hosted gold deposits near the siltstone / shale formation like those found in many economic heap-leachable deposits of disseminated gold in the nearby Carlin Trend of Nevada.

Including natural gas investments, Paccom is a diversified resource company with interests in several attractive gold properties such as the Rossland Project in the historic Rossland Gold Camp (3million ounces) in B. C. and the Feni Gold project near the world class, 42 million oz gold, Lihir Mine. To find out more about Paccom Ventures Inc please visit our website at www.paccomventures.com or contact Dal Brynelsen at 604-830-4458 or by email dbrynelsen@mcsi.ca.

On Behalf of the Board
Paccom Ventures Inc

Dal Brynelsen, President and C.E.O.

PACCOM VENTURES INC.
Suite 80 – 609 Granville Street
Vancouver, BC V7Y 1G5
Ph: 604-685-5535
Fax: 604-685-6940

FOR IMMEDIATE RELEASE **TSX-V: PCV**

PACCOM ANNOUNCES PRIVATE PLACEMENT

May 8, 2003, VANCOUVER, BC – Paccom Ventures Inc. ("Paccom") announces that it has agreed to a private placement of its securities consisting of the sale of 500,000 common shares at a price of $0.20 per unit. Each unit will consist of one share and one non-transferable share purchase warrant entitling the holder to purchase one additional share at a price of $0.25 per share for a period of one year. The proceeds of the private placement will be used for general working capital. The private placement is subject to approval by the TSX Venture Exchange.

Paccom also announces that pursuant to a private placement of 1,800,000 units issued on April 18, 2002, the holders of the share purchase warrants pursuant to the private placement, have exercised their right to purchase additional common shares of Paccom. Accordingly, Paccom has issued 1,800,000 common shares.

On Behalf of the Board
Paccom Ventures Inc.

"Dal Brynelsen"

Dal Brynelsen, President

For further information regarding this news release please contact Dal Brynelsen at 604-830-4458 or email dbrynelsen@mcsi.ca

Paccom Ventures Inc.

Suite 880 – 609 Granville Street
Vancouver, BC V7Y 1G5
Ph: 604-685-5535
Or 604-830-4458
Fax: 604-685-6940

April 15, 2003 **TSX-V: PCV**

PRIVATE PLACEMENT CLOSED

Vancouver, BC - Further to its news release of February 20, 2003, Paccom Ventures Inc. ("Paccom") announces the completion of its private placement as to 166,666 shares at $0.15 per share. The shares are subject to a hold period and may not be traded until August 15, 2003.

PACCOM VENTURES INC.

Per:

"Dal Brynelsen"

Dal Brynelsen
President and CEO

For further information regarding this release please contact Dal Brynelsen at 604-830-4458 or email dbrynelsen@mcsi.ca

www.paccomventures.com

PACCOM VENTURES INC *TSX-V: PCV*

Suite 880 – 609 Granville Street, Vancouver, BC V7Y 1G5 Ph: 604-685-5535 Fax: 604-685-6940

POSITIVE FLOW TEST RESULTS, PRODUCTION RISES

For Immediate Release

April 8, 2003--Paccom Ventures Inc (Paccom) reports that flow-testing operations at the Strange Brew 4-30 natural gas well in the East Corning Field have been successfully completed with very promising results. This well at East Corning encountered commercial flows from two zones with combined flow rates during the period in excess of 2 MMCF/D.

In addition, the recently announced seventh well, Strange Brew 2-30, flowing at 1.4 MMCF/D, has commenced production via an existing pipeline and metering facility constructed earlier in the program. In total, Paccom has participated in eight wells in the East Corning Field and the recent completions come at a time when gas prices in California are much higher than our operating plan forecast.

Paccom also reports that three additional drill targets have been identified from ongoing compilation and assessment of all previous technical data collected while drilling these first eight wells. Drilling of these targets will commence in late spring once drill pads are ready.

Paccom's cash position and financial outlook continues to improve as a result of the monies received from the natural gas drilling activities. Paccom paid 5% of the costs in the first 6 wells to earn a 3.75% W.I. on the whole project including the Area of Mutual Interest. Starting at well number seven, Paccom contribution to drilling costs is reduced and as a result now pays 3.75% of the direct costs for a 3.75% working interest.

The success of this current multiple well drill program is directly attributable to the quality of the proprietary 3-D survey completed over the East Corning Project which identified a number of very prospective, high probability drill targets. The 6,500 acre project area is geologically analogous to the nearby, highly productive Malton Black Butte Field (132 BCF) and Rice Creek (35 BCF) which was discovered using the same 3-D seismic technology.

With respect to several recently completed corporate matters, Paccom is pleased to announce that, subject to approval of the TSX Venture Exchange the Board of Directors have approved an Employment Agreement to retain Mr. Robin Moriarty to perform investor relations duties for Paccom. Mr. Moriarty was previously employed by such firms as TPI Communications, Telesis North Communications Inc and Starfire Minerals Inc. At these companies Mr. Moriarty performed investor relations duties, conducted due diligence on proposed acquisitions and financings as well as providing business and legal strategies to the boards. Mr. Moriarty's appointment is on a month to month basis for a period of two years. He will be paid a monthly fee of $2,000 plus approved expenses and will be granted 139,460 incentive stock options.

Paccom also announces that the Board of Directors has approved the issuance of incentive stock options pursuant to the 2003 Stock Option Plan. The Board approved 950,000 options to directors and 369,460 to employees. The granting of these options is subject to shareholder approval.

Including natural gas investments, Paccom is a diversified resource company with interests in several attractive gold properties such as the Rossland Gold Camp in B. C. and the Feni Gold project near the world class, 42 million oz gold, Lihir Mine. To find out more about Paccom Ventures Inc please visit our website at www.paccomventures.com or contact Dal Brynelsen at 604-830-4458 or by email dbrynelsen@mcsi.ca.

On Behalf of the Board
Paccom Ventures Inc

Dal Brynelsen, President

PACCOM VENTURES INC.
Suite 880 – 609 Granville Street
Vancouver, BC V7Y 1G5
Ph: 604-685-5535
Fax: 604-685-6940

FOR IMMEDIATE RELEASE **TSX-V: PCV**

PACCOM RECEIVES EXCHANGE APPROVAL FOR STOCK OPTION PLAN

April 4, 2003, VANCOUVER, BC – Paccom Ventures Inc. ("Paccom") is pleased to announce that the TSX Venture Exchange has conditionally approved Paccom's 2003 Stock Option Plan (the "Plan"). The Plan is a fixed plan that, subject to shareholder approval, will allow Paccom to reserve up to a maximum of 20% of its issued and outstanding share capital for issuance pursuant to options. Any options granted under the Plan will not be exercisable until the necessary shareholder approval is obtained.

Shareholder approval of the Plan and granted stock options will be sought at Paccom's Annual and Special Meeting scheduled to be held on June 12, 2003.

On Behalf of the Board
Paccom Ventures Inc.

"Dal Brynelsen"

Dal Brynelsen, President

For further information regarding this news release please contact Dal Brynelsen at 604-830-4458 or email dbrynelsen@mcsi.ca

PACCOM VENTURES INC (TSX-V; PCV)

Reactivation Completed, Natural Gas Revenues Increasing And Gold Exploration Enters The Planning Stage.

FOR IMMEDIATE RELEASE, March 27, 2003--Paccom Ventures Inc. (the 'Company') is very pleased to report to shareholders that a reactivation plan fulfilling "Tier Two" maintenance requirements has been completed over the last 18 months and approved today by the TSX Venture Exchange. The Company is now classified as a "Mining and Oil and Gas Extraction" company. Paccom is financially and corporately well structured in order to advance aggressively with exploration on a number of attractive projects. The Company wishes to acknowledge the Corporate Finance Department of the TSX Venture Exchange for their diligence, professionalism and guidance in assisting Paccom to successfully negotiate and clear the hurdle that the "Inactive Status" presented.

Additionally, the Exchange has accepted for filing a farm-out Agreement dated April 15th, 2002 between the Company and Olympic Resources (Arizona) Ltd where Paccom paid 5% of the costs in the first 6 wells to earn a 3.75% W.I. on the whole project including the Area of Mutual Interest. Starting at well number seven, Paccom contribution to drilling costs is reduced and as a result now pays 3.75% of the direct costs for a 3.75% working interest.

Flow testing of the eighth well in the East Corning Field is underway and results are expected shortly. A recently completed seventh well is producing greater than 1 million cubic feet per day. New production from the eighth well will be added to production from other wells via an existing pipeline and metering facility constructed earlier in the program. Paccom's cash position and financial outlook continues to improve as a result of the monies received from the exercise of warrants and natural gas drilling activities.

The Exchange has approved an agreement with the Estate of Muriel Butorac ("Butorac") for the transfer of mineral properties located at Rossland BC. The Properties were subject to option to purchase a 100% undivided interest agreement dated August 31, 1988. In consideration of the final transfer of the Properties, Paccom has agreed to pay Butorac a total of 100,000 common shares and reserve him a 5% net smelter return royalty. The claims are Crown granted patented mineral claims as recorded in the Land Titles Office, Kamloops, British Columbia, including Georgia Fraction, Evening Star, La Belle, Eden, April Fool, Blue Elephant, St. Charles and Joker. In 1996 and 1997 Paccom mined a portion of the Evening Star claim producing approximately 15,000 ounces of gold under a bulk sampling permit. In addition to mineral rights, Paccom is also receiving surface rights to approximately 30 acres of private land.

Paccom is initiating plans to activate exploration on its extensive land holdings in the Rossland Camp subject to receipt of financing. Rossland was once the second largest gold mining districts in Western Canada with over 3 million ounces of gold and 3.5 million ounces of silver produced between 1899 and 1928. The deposits are structurally and in part stratigraphically controlled mesothermal copper-gold veins composed of pyrrhotite with chalcopyrite in a gangue of altered rock with minor lenses of quartz and calcite. The veins occur in three main belts, the Main, North, and South. The deposits typically consist of a series of narrow, steeply dipping shoots with short strike lengths but good down-dip persistence and good grades.

Other than Teck/Cominco, Paccom (formerly Pacific Vangold Mines) is the largest land holder in the district. Pacific Vangold was exploring and producing ore from properties in the North Belt including the

Evening Star and Georgia claims. Previously work included rehabilitation, extending drifts, diamond drilling, and bulk sampling. On the Evening Star a raise and crosscut development produced ore from a 3m wide vein which had an average grade of 43.0 g/t gold. It appears from our work that the grade of the previously drilled resource (11.5 g/t) may have been understated.

Additionally, an extensive land position is held in the South Belt, where veins contain gold-copper in addition to sphalerite, galena, and lead mineralization. Drill intersections include 36 g/t gold across 5.9m, 19 g/t gold across 3.1m and 21g/t gold across 2.0m. Potential exists for disseminated gold deposits in both the South and North Belt areas where porous sedimentary rocks have been altered and mineralized. Only preliminary investigations have been conducted on these types of target.

On Feb 3, 2003, Paccom announced it had signed a letter of intent with New Guinea Gold Corp (NNG), an arm's-length company, to option a 75% undivided interest in The Feni Gold Project located in New Ireland Province, 160 km East of Rabaul, Papua New Guinea. Located in the "Lihir Corridor", The Feni Project hosts similar geology, widespread gold mineralization, similar alteration styles and similar alkaline intrusives to the Lihir Mine located along trend to the north. The Lihir Mine was discovered in the early 80's and has a published resource of more than 42 million ozs gold presently producing at an annual rate of more than 650,000 ozs gold. Like Lihir, the center of the island is an eroded caldera where active thermal areas are aligned along young faults and caldera ring fracture zones. Gold is actively being deposited in hotsprings at surface and older counterparts of the active geothermal areas have been the main exploration targets. The geological setting is also prospective for shallow, oxidized vein type and/or structurally controlled, deeper "high grade", bonanza vein or multi-vein deposits.

The Kabang Prospect in the southern part of the Central Caldera is the most advanced prospect with an open-ended resource of 10 Mt at 1.4g/t Au (Bateman Kinhill Associates). A strong IP (chargeability) anomaly, 1.5km in length and open ended trends NE across the central caldera and coincides with the Kabang structural zone (defined from radar survey). The IP survey was undertaken after the drilling was completed and suggests that the mineralization at Kabang, over 600 metres in length, occurs on the edge of a large anomaly interpreted to contain a higher percentage of pyrite. As with the style of gold mineralization at Lihir gold at Feni is found in association with pyrite. This anomaly is yet to be drilled.

DD MAD 001, drilled 300m north east of Kabang, intersected 52m of 2 g/t Au within 188m of 1.2 g/t Au (confirmed by check assaying). This hole terminated in plus 1 g/t Au at 256m, as deep as the drill could go. Follow-up of this zone since that time was not possible due to a lack of exploration dollars as a result of low gold prices. Further drilling at Feni was highly recommended by independent engineer Peter Christopher in his national instrument Policy 43-101 Report dated November 21, 2002. A comprehensive follow-on drilling campaign is currently in the planning stage.

On Behalf of the Board
Paccom Ventures Inc.

Dal Brynelsen,
President, CEO and Director

For further information regarding this release please contact Dal Brynelsen at 604-430-4458 or email dbrynelsen@mcsi.ca

PACCOM VENTURES INC.

Suite 880 – 609 Granville Street
Vancouver, BC V7Y 1G5
Ph: 604-685-5535
Fax: 604-685-6940

FOR IMMEDIATE RELEASE **TSX –V: PCV.T**

PACCOM COMPLETES ACQUISITION OF PROPERTIES AND MINERAL CLAIMS, ROSSLAND, BRITISH COLUMBIA

March 19, 2003, VANCOUVER, BC – Paccom Ventures Inc. ("Paccom") is pleased to announce that it has entered into an agreement with Michael Ellis Butorac, Executor of The Estate of Muriel Butorac, ("Butorac") for the transfer of mineral properties located in the Trail Creek Mining Division in British Columbia (the "Properties").

Butorac is the owner of the Properties subject to an assignment agreement dated August 31, 1988, which assigned an underlying option to purchase a 100% undivided interest in the Properties subject to a 5% net smelter return royalty. In consideration of the Properties, Paccom has agreed to pay Butorac a total of 100,000 common shares upon closing, which is subject to regulatory approval. Paccom has further agreed to pay to Butorac a 5% net smelter return royalty on all production of the Properties upon closing. The claims are Crown granted patented mineral claims as recorded in the Land Titles Office, Kamloops, British Columbia, including Georgia Fraction, Evening Star, La Belle, Eden, April Fool, Blue Elephant, St. Charles and Joker.

In 1996 and 1997 Paccom mined a portion of the Evening Star claim producing approximately 15,000 ounces of gold under a bulk sampling permit. In addition to mineral rights, Paccom is also receiving surface rights to approximately 30 acres of private land.

On Behalf of the Board
Paccom Ventures Inc.

"Dal Brynelsen"

Dal Brynelsen, President

For further information regarding this release please contact Dal Brynelsen at 604-830-4458 or email **dbrynelsen@mcsi.ca**

PACCOM VENTURES INC.

Suite 880 – 609 Granville Street
Vancouver, BC V7Y 1G5
Ph: 604-685-5535
Fax: 604-685-6940

FOR IMMEDIATE RELEASE **TSX –V: PCV.T**

PACCOM COMPLETES ACQUISITION OF PROPERTIES AND MINERAL CLAIMS, ROSSLAND, BRITISH COLUMBIA

March 19, 2003, VANCOUVER, BC – Paccom Ventures Inc. ("Paccom") is pleased to announce that it has entered into an agreement with Michael Ellis Butorac, Executor of The Estate of Muriel Butorac, ("Butorac") for the transfer of mineral properties located in the Trail Creek Mining Division in British Columbia (the "Properties").

Butorac is the owner of the Properties subject to an assignment agreement dated August 31, 1988, which assigned an underlying option to purchase a 100% undivided interest in the Properties subject to a 5% net smelter return royalty. In consideration of the Properties, Paccom has agreed to pay Butorac a total of 100,000 common shares upon closing, which is subject to regulatory approval. Paccom has further agreed to pay to Butorac a 5% net smelter return royalty on all production of the Properties upon closing. The claims are Crown granted patented mineral claims as recorded in the Land Titles Office, Kamloops, British Columbia, including Georgia Fraction, Evening Star, La Belle, Eden, April Fool, Blue Elephant, St. Charles and Joker.

In 1996 and 1997 Paccom mined a portion of the Evening Star claim producing approximately 15,000 ounces of gold under a bulk sampling permit. In addition to mineral rights, Paccom is also receiving surface rights to approximately 30 acres of private land.

On Behalf of the Board
Paccom Ventures Inc.

"Dal Brynelsen"

Dal Brynelsen, President

For further information regarding this release please contact Dal Brynelsen at 604-830-4458 or email **dbrynelsen@mcsi.ca**

PACCOM VENTURES INC.
P.O. Box 1032, Pacific Centre
Suite 880, 609 Granville Street
Vancouver, British Columbia, V7Y 1G2
Ph: 604-685-5535 or 604-830-4458
Fax: 604-685-6940

FOR IMMEDIATE RELEASE **TSX –V: PVC.T**

WELL #7 ONLINE AT EAST CORNING, CALIFORNIA; LOAN AGREEMENT EXTEND

March 12, 2003, VANCOUVER, BC – Paccom Ventures Inc. ("Paccom") announces that all of the lenders who participated in the loan agreements, totaling approximately CDN$95,000 ($85,000 remaining) and dated August 15, 2002, have agreed that the loans shall be extended to July 22, 2004.

Paccom is also pleased to report that the recently drilled Strange Brew 2-30 in the East Corning Field, California is now online via an existing pipeline and metering facility constructed earlier in the program. Production tests of this new well indicate that it can sustain a flow rate in excess of 1 million cubic feet per day.

An eighth well, directional well from the same drill pad location as the Strange Brew 2-30, will reach total depth tomorrow and is expected to produce from similar pay zones.

"Our new production is being added to production from our six existing wells in the field and this comes at a time when natural gas prices are quite high. Revenue (3.75% W.I.) from Paccom's December gas sales slightly exceeded US$16,000. This number is expected to continue increasing with the addition of revenues from the 7th and presumably the 8th well. Higher revenue from gas sales should see the retirement of the August 15, 2002 loan well ahead of schedule", stated Dal Brynelsen, President and CEO.

On Behalf of the Board
Paccom Ventures Inc.

"Dal Brynelsen"

Dal Brynelsen, President

For further information regarding this release please contact Dal Brynelsen at 604-830-4458 or email **dbrynelsen@mcsi.ca**

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. WARNING: Paccom Ventures Inc. relies on litigation protection for "forward looking" statements. Actual results could differ material from those described in the news release as a result of numerous factors, some of which are outside the control of Paccom Ventures Inc.

PACCOM VENTURES INC.

TSX-V: PVC.T **TSX-V: PVC.T**

Paccom Completes Well #7 in Tehama County, California

March 3, 2003—Paccom Ventures Inc is pleased to report that flow testing of the recently drilled Strange Brew 2-30 in the East Corning Field has been a success. Initial flow tests from the seventh well of the project confirm the discovery of another commercial well. The new production will be added to production from six other wells via an existing pipeline and metering facility constructed earlier in the program. Tests of this new well indicate that it can sustain a flow rate in excess of 1 million cubic feet per day. This comes at a time when gas prices are quite high throughout North America.

In addition, an eighth well is being prepared for drilling and will be a directional well from the same drill pad location as the Strange Brew 2-30. The well will test similar zones of gas production.

The success of this current multiple well drill program is directly attributable to the quality of the proprietary 3-D survey completed over the East Corning Property last year which identified a number of very prospective, high probability drill targets. The 6,500 acre project area is geologically analogous to the nearby, highly productive Malton Black Butte Field (132 BCF) and Rice Creek (35 BCF) which was discovered using the same 3-D seismic technology.

Paccom's cash position and financial outlook continues to improve as a result of the monies received from the natural gas drilling activities. Paccom paid 5% of the costs in the first 6 wells to earn a 3.75% W.I. on the whole project including the Area of Mutual Interest. Starting at well number seven, Paccom contribution to drilling costs is reduced and as a result now pays 3.75% of the direct costs for a 3.75% working interest.

Including natural gas investments, Paccom is a diversified resource company with interests in several attractive gold properties such as the Rossland Gold Camp in B. C. and the Feni Gold project near the world class Lihir mine. To find out more about Paccom Ventures Inc please visit our website at www.paccomventures.com or contact Dal Brynelsen at 604-830-4458 or by email dbrynelsen@mcsi.ca.

On Behalf of the Board
Paccom Ventures Inc

Dal Brynelsen, President

PACCOM VENTURES INC.
P.O. Box 10321, Pacific Centre
Suite 880 – 609 Granville Street
Vancouver, British Columbia V7Y 1G6

FOR IMMEDIATE RELEASE **TSX –V: PVC.T**

SHARE PURCHASE WARRANTS EXERCISED

February 20, 2003, VANCOUVER, BC – Paccom Ventures Inc. ("Paccom") announces that pursuant to a private placement of 1,250,000 special warrants originally announced on December 12, 2000 and approved by the TSX Venture Exchange on February 14, 2001, the holders of the share purchase warrants pursuant to the private placement, have exercised their right to purchase additional common shares of Paccom at a price of $0.15 per share. Accordingly, Paccom has received $187,500 in exchange for the issuance of 1,250,000 common shares.

Paccom also announces that that is has agreed to a private placement of its securities consisting of the sale of 166,666 common shares at $0.15 per share. The proceeds from the private placement will be used for general working capital. The private placement is subject to approval by the TSX Venture Exchange.

On Behalf of the Board
Paccom Ventures Inc.

Dal Brynelsen, President

For further information regarding this release please contact Dal Brynelsen at 604-830-4458 or email **dbrynelsen@mcsi.ca**

PACCOM VENTURES INC.

TSX–V: PVC.T
TSX–V: PVC.T

EAST CORNING WELL SUCCESSFULLY COMPLETED

February 19, 2003, VANCOUVER, BC – Paccom Ventures Inc. ("Paccom") is pleased to announce that the Company has been informed by its partner, Olympic Resources Ltd, that the Strange Brew 2-30 recently drilled on the East Corning Property encountered two separate gas bearing zones in separate formations within the wellbore. The well is currently being completed and flow test operations will be conducted within two weeks at which time an update will be made.

On Behalf of the Board
Paccom Ventures Inc.

Dal Brynelsen, President

For further information regarding this release please contact Dal Brynelsen at 604-830-4458 or email dbrynelsen@mcsi.ca

PACCOM VENTURES INC.

FOR IMMEDIATE RELEASE **TSX–V: PVC.T**

PACCOM SIGNS FORMAL AGREEMENT TO ACQUIRE GOLD PROJECT IN THE LIHIR CORRIDOR, PAPUA NEW GUINEA

February 14, 2003, VANCOUVER, BC – Paccom Ventures Inc. ("Paccom") is pleased to announce it has signed a formal option agreement with New Guinea Gold Corp., ("NGG") an arm's-length company, to option a 75% undivided interest in the Feni Gold Project located in New Ireland Province, 160 km east of Rabaul, Papua New Guinea. The agreement is subject to regulatory acceptance.

The Feni Island group is located within the "Lihir Corridor" which is an evolving island arc, "Ring of Fire", dating from the Tertiary Age that extends through the Feni, Tanga, Lihir and Tabar volcanic island groups. Volcanic rocks of this island chain are typified by enriched volatiles and copper gold values produced by partial melting of a subduction modified lithospheric mantle. Occurrences of precious metals and fluids are derived from sub-volcanic intrusion related porphyry type alteration systems where access to an abundance of cold groundwater (seawater) effectively quenched hydrothermal activity thereby promoting the precipitation of gold within permeable host rocks. The Tabar–Feni Volcanic Arc is recognized as an important site for productive shallow submarine mineralization and occurs as epithermal vein and disseminated stockwork mineralization. (Mark Hannington, Geological Survey of Canada)

A world class example of this process is the Lihir Mine, located along trend to the north of Feni. The Lihir Mine was discovered by Kennecott in the early 80's and has a published resource of more than **42 million contained ounces** of gold presently producing at an annual rate of more than 650,000 ozs gold (1.5 g/t cutoff). Gold mineralization is concentrated along permeable feeder zones within areas of widespread, low grade (1-2 g/t) gold mineralization. These permeable zones are provided by several sets and intersections of faults, particularly listric normal faults. Importantly, each feeder zone within a mineralizing system has a potential for **1.5 to 3 million oz/t gold** if it is located in a permeable host. Spacing between the feeder zones normally varies from 150 to 250 metres.

Early stage exploration at Feni included prospecting, stream and auger sampling, induced polarization geophysical surveying and some drilling at the Kabang and Kabang Extension (188 m at 1.2 g/t Au and 10 m at 5.56g/t Au. To date, 40 separate gold anomalies/occurrences have been identified with widespread low grade and intermittent, medium grade results being obtained by drilling in 1999. At an early stage of development, the Feni Gold Project is a highly attractive target that exhibits many of the characteristics necessary for a Lihir style, multi-million ounce deposit.

Paccom may, at its sole election, exercise the option in stages by making the following exploration expenses and by issuing common shares:

Stage I: Paccom to expend a minimum of CDN$250,000 on exploration before January 31, 2004. Exploration may include stream sampling, IP geophysical surveys, bulldozer trenching, auger drilling and or diamond drilling or other exploration surveys.

Stage II

Paccom to expend an additional CDN $250,000 by June 30, 2004. Exploration may include stream sampling, IP geophysical surveys, bulldozer trenching, auger drilling and or diamond drilling or other exploration surveys. Any expenditures by Paccom in excess of the minimum requirement in Stages I and II may be carried forward provided that at all times Paccom completes the minimum expenditures and work requirements as determined from time to time by the Papua New Guinea Department of Mines.

Stage III
Paccom to expend an additional CDN $1,000,000 by June 30, 2005. Upon completion of a total expenditure of CDN$1,500,000 and issuance of 600,000 shares as set out hereafter, a 50% interest in the mineral property will vest to Paccom.

Stage IV
Paccom will spend an additional CDN$1,000,000 on exploration by June 30, 2006. Upon completion of a total expenditure of CDN$2,500,000 and the issuance of the remaining 200,000 shares as set out hereafter, a further 25% interest vest to Paccom for a total of a 75% interest.

Share Payments to NGG in order to exercise the option:
In addition to the staged exploration expenditures as described above, Paccom may elect to make the following share payments to NGG in order to exercise its option.

200,000 shares of Paccom on June 30, 2003
200,000 shares of Paccom on June 30, 2004
200,000 shares of Paccom on June 30, 2005
200,000 shares of Paccom on June 30, 2006

These share payments are subject to the approval and consents of the TSX Venture Exchange. Under the terms of the option agreement any approvals shall be completed by June 30, 2003. Once Paccom has vested its interest a joint venture participation agreement would be entered into between Paccom and NGG.

Financing:

Paccom currently is inactive and has arranged for warrants issued in a previous financing to be taken down by the placees. Paccom expects to receive between $150,000 and $180,000 from the exercise of these warrants. These warrants must be exercised by February 20, 2003. Paccom has also received expressions of interest from five brokerage firms interested in participating in a $500,000 public offering. These funds will be sufficient to complete Stage I of The Feni Project and complete the next stage of work on the Evening Star Project at Rossland, BC. Paccom is presently completing its seventh gas well in Tehama County, California, and will have costs relating to the completion of this well and other wells it plans to drill over the next year. Present gas revenues are approximately US$17,000 per month to Paccom.

On Behalf of the Board
Paccom Ventures Inc.

Dal Brynelsen, President

For further information regarding this release please contact Dal Brynelsen at 604-830-4458 or email dbrynelsen@mcsi.ca

PACCOM VENTURES INC

Suite 880 – 609 Granville Street Vancouver BC V7Y 1G5
www.paccomventures.com

For Immediate Release

(TSX-V; **PCV.T**)

Seventh Well Underway at East Corning Project

February 5, 2003--Paccom is pleased to announce that it has been informed by its partner that a seventh well has recently been spudded on the East Corning Property in the Sacramento Basin, California. This well has been located to test a deeper gas bearing horizon which has produced significant quantities of natural gas at other locations on the property. If successful, a follow-up well will be drilled shortly thereafter. Paccom has contributed 3.75% of the cost to drill this well.

Currently, Paccom is receiving production from five East Corning wells and is expecting cash receipts to increase in keeping with strengthening natural gas prices.

The success of this current multiple well drill program is directly attributable to the quality of the proprietary 3-D survey completed over the East Corning Property last year which identified a number of very prospective, high probability drill targets. Paccom's 6,500 acre project area is geologically analogous to the nearby, highly productive Malton Black Butte Field (132 BCF) and Rice Creek (35 BCF) which was discovered using the same 3-D seismic technology.

On Behalf of the Company

D. Brynelsen, President, CEO

Contact: Tel: 604 - 830 - 4458 or e-mail dbrynelsen@shaw.ca

PACCOM VENTURES INC

FOR IMMEDIATE RELEASE **TSX-V: PCV.T**

Gold Project Acquired in the Lihir Corridor

February 3, 2003, VANCOUVER BC--Paccom Ventures Ltd (PCV) is pleased to announce it has signed a letter of intent with New Guinea Gold Corp (NNG), an arm's-length Company, to option a 75% undivided interest in The Feni Gold Project located in New Ireland Province, 160 km East of Rabaul, Papua New Guinea.

Paccom and NNG have agreed to an option, subject to regulatory acceptance, as follows: 800,000 shares in stages, payable over three years, including 200,000 shares upon Exchange approval. Minimum exploration expenditures totaling CDN$2,500,000, staged over three years, including a minimum expenditure of $500,000 before June 30th 2004. Paccom Ventures Inc will act as operator.

The Feni Islands lie within an evolving island arc dating from the Tertiary age. It is a northwesterly trending alkaline structural province extending from Bougainville through the Green, Feni, Tanga, Lihir and Tabar island groups. Exploration of the Feni project has identified 40 separate gold anomalies and gold occurrences yielding widespread low grade and intermittent medium grade results.

Located in the "Lihir Corridor", The Feni Project hosts similar geology, including widespread gold mineralization, similar alteration styles and similar alkaline intrusives to the Lihir Mine located along trend about 200 km to the north. The Lihir Mine was discovered by Kennecott in the early 80's and has a published resource of more than 42 million ozs gold presently producing at an annual rate of more than 600,000 ozs gold. At an early stage of development, the Feni Project is an attractive project that exhibits all the characteristics necessary for the possible discovery of a large low-grade multi million ounce deposit.

Feni was last explored in 1997 when widespread gold was encountered with potentially economic results obtained in diamond drilling. DD Mad 001, drilled 300m north east of the Main Zone intersected 52m of 2 g/t Au within 188m of 1.2 g/t Au (confirmed by check assaying). This hole terminated in plus 1 g/t Au at 256m, as deep as the drill could go. Follow-up of this zone since that time was not possible due to a lack of exploration dollars as a result of low gold prices.

Previous drilling from the Main Zone returned gold values of between 1 and 10g/t - such as:

- 114m at 1.12g/t Au (0.2% Cu)
- 19.9m at 2.13g/t Au
- 15.25m at 2.56g/t Au
- 16m at 2.3g/t Au

- 52m at 1.65g/t Au
- 10m at 5.7g/t Au
- 3m at 10g/t Au

The widespread gold mineralisation intersected in drilling at Feni equates to the lower grade, inter-orebody mineralisation encountered at the Lihir Mine. Drilling at Lihir into the high grade feeder zones has recently returned values as high as 14m of 341g/t Au including 4m of 1162g/t Au. Further drilling at Feni was highly recommended by the independent engineer for New Guinea Gold Corp, Peter Christopher in his national instrument Policy 43-101 Report dated November 21, 2002.

On Behalf of the Board
Paccom Ventures Inc.

Dal Brynelsen, President

For further information regarding this release please contact Dal Brynelsen at 604-430-4458 or email dbrynelsen@mcsi.ca

PACCOM VENTURES INC

Suite 880 – 609 Granville Street Vancouver BC V7Y 1G5
www.paccomventures.com

January 17, 2003 (TSX-V; **PCV.T**)

For Immediate Release

REACTIVATION PROCESS NEARING COMPLETION, NATURAL GAS REVENUES INCREASING

Paccom Ventures Inc. (the 'Company') is pleased to report that a reactivation plan fulfilling tier two maintenance requirements on the TSX Venture Exchange was submitted for comments and approvals in late November by the Companies lawyers Fraser and Company. The Company believes that the submission demonstrates that the Company now meets the required maintenance criteria and that, subject to providing some additional information, approvals may be granted in the near future.

In late October the Company was informed by it's partners in the East Corning Project, Sacramento Basin, California that all six wells drilled during the summer and fall had been hooked up to pipeline and that a master meter was installed thereby allowing the start of full production from the new field. Production is currently averaging 5 million cubic feet per day (MMCFD) and the daily price for gas in this region is now averaging US$4.25 to US$4.50 per thousand cubic feet (MCF). Paccom has now vested and earned a 5% working interest in the entire project.

The interpretation and evaluation of data from the first six wells is being used to locate and establish new priority targets for the next phase of drilling on the property. An announcement regarding the date for commencement of the next well is expected very soon. Additionally, due to the success of the project, Paccom and its other East Corning partners have already added acreage to their land position in the Tehama county area.

At Rossland, BC the Company is initiating plans to reactivate exploration on its extensive land holdings in the camp and subject to arranging financing, management would like to initiate a drilling program this spring. Rossland was once the second largest gold mining districts in western Canada with over 3 million ounces (85,000 kilograms) of gold and 3.5 million ounces (100,000 kilograms) of silver produced between 1899 and 1928. Other than Teck/Cominco, Paccom (formerly Pacific Vangold Mines) is the largest land holder in the district and once produced approximately $15 million dollars in high-grade gold from the property. Our production ceased when gold prices declined in early 1997.

Pacific Vangold was exploring and producing ore from properties in the North belt including the Evening Star and Georgia claims. Previously work included rehabilitation, extending drifts, diamond drilling, and bulk sampling. On the Evening Star claim a raise and crosscut development produced ore from a 15 foot wide vein which had an average grade of 1.27 ounces gold per ton. It appears from our work that the drilled resource may have understated the grade which from drill results was estimated at 0.31 ounces gold per ton.

An extensive land position is held in the South belt, where veins contain gold-copper in addition to sphalerite, galena, and lead mineralization. Drill intersections include 1.06 ounces gold per ton across 19 feet, 0.60 ounces gold per ton across 10 feet and 0.664 ounces gold across 6.5 feet.

Potential exists for disseminated gold deposits in the South belt and North belt areas where porous sedimentary rocks have been altered and mineralized. Only preliminary investigations have been conducted on these types of target. The deposits are structurally and in part stratigraphically controlled mesothermal copper-gold veins composed of pyrrhotite with chalcopyrite in a gangue of altered rock with minor lenses of quartz and calcite. The veins occur in three main belts, the Main, North, and South. The deposits typically consist of a series of narrow, steeply dipping shoots with short strike lengths but good down-dip persistence and good grades.

On Behalf of the Company

D. Brynelsen, President, CEO

Tel: 604 - 830 - 4458 or e-mail dbrynelsen@shaw.ca

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

PACCOM VENTURES INC.
880 - 609 Granville Street
Vancouver, B.C.
V7Y 1G5

Phone No.: (604) 830-4458
Fax No.: (604) 685-6940

NEWS RELEASE

December 19, 2002 **TRADING SYMBOL: TSX:PCV**

PRIVATE PLACEMENT CLOSES

The Company is pleased to announce that it has closed its private placement of 917,000 special warrants at a price of $0.10 per special warrant, which private placement was previously announced on October 30, 2002. Each special warrant is convertible at no additional consideration into 917,000 units on the earlier of one year from the closing of the private placement or the fifth business day immediately following the date that the Company files its initial Annual Information Form with the British Columbia Securities Commission.

Each unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant. Each warrant will entitle the purchaser to purchase an additional share exercisable for one year at a price of $0.10 per share.

The shares and any shares issued upon exercise of the warrants shall not trade on or before December 18, 2003 under the BC Securities Act and April 18, 2003 under the TSX policies.

On behalf of the Board of Directors of
Paccom Ventures Inc.

"Dal Brynelson"

Dal Brynelson
President

FOR FURTHER INFORMATION PLEASE CONTACT:

Dal Brynelson, President
Paccom Ventures Inc.

PACCOM VENTURES INC.
880 - 609 Granville Street
Vancouver, B.C.
V7Y 1G5

Phone No.: (604) 830-4458
Fax No.: (604) 685-6940

NEWS RELEASE

October 30, 2002 **TRADING SYMBOL: TSX:PCV**

Mr. Dal Brynelson reports that Paccom Ventures Inc. has withdrawn from, and is not proceeding with, private placements announced in its news releases of July 11, 2002 and August 30, 2002.

Paccom Ventures Inc. has agreed to a private placement of its securities consisting of the sale of 1,500,000 special warrants at $0.10 each. Each special warrant will automatically convert at no additional cost, into Units of the Company at the earlier of one year from closing of the private placement or on the 5th business day following qualification for resale by other means. Each unit issued upon the conversion of a special warrant will consist of one common share and one one-year non-transferable share purchase warrant entitling the holder to purchase an additional common share for $0.10.

The proceeds from the private placement will be used for property exploration and general working capital.

The Private Placement is subject to TSX Venture Exchange acceptance for approval.

On behalf of the Board of Directors of
Paccom Ventures Inc.

"Dal Brynelson"

Dal Brynelson
President

FOR FURTHER INFORMATION PLEASE CONTACT:

Dal Brynelson, President
Paccom Ventures Inc.

PACCOM VENTURES INC.

P.O. Box 10321, Pacific Centre
Suite 880 – 609 Granville Street
Vancouver, British Columbia, V7Y 1G5

September 17, 2002 Trading Symbol: PCV

PACCOM PROCEEDING WITH $90,000 LOAN AGREEMENT

NEWS RELEASE

VANCOUVER, BC – Further to its news release dated August 15, 2002, Paccom Ventures Inc. (the "Company") (TSXV-PCV) announces that it has entered into a series of loan agreements whereby it has received, pending TSX Venture Exchange acceptance for filing, a total of $95,000 for resource property exploration and general working capital.

In consideration for the loans, the Company has agreed to issue to the lenders an aggregate of 158,333 common shares at a deemed price of $0.12 each. The loans will also bear interest at an annual rate of 12%.

To find out more about Paccom Ventures Inc. (TSX - PCV), call D. Brynelsen @ 604 – 830 – 4458 or e-mail dbrynelsen@shaw.ca.

per: "Dal Brynelsen"
Dal Brynelsen, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

PACCOM VENTURES INC.
P.O. Box 10321, Pacific Centre
Suite 880 – 609 Granville Street
Vancouver, British Columbia, V7Y 1G5

September 4, 2002 Trading Symbol: PCV

PRIVATE PLACEMENT

NEWS RELEASE

VANCOUVER, BC – Paccom Ventures Inc. (the "Company") (TSX-PCV) announces that it has agreed to a private placement of its securities consisting of the sale of 1,000,000 special warrants at $0.10 each. Each special warrant will automatically convert, at no additional cost, into units of the company at the earlier of one year from closing of the private placement or on the fifth business day following qualification for resale by other means. Each unit issued upon the conversion of a special warrant will consist of one common share and one two-year non-transferable share purchase warrant entitling the holder to purchase an additional common share for $0.10.

The proceeds from the private placement will be used for debt payment, property exploration and general working capital. The private placement is subject to TSX Venture Exchange acceptance for filing.

To find out more about Paccom Ventures Inc. (TSX - PCV), call D. Brynelsen @ 604 – 830 – 4458 or e-mail dbrynelsen@shaw.ca.

per: "Dal Brynelsen"
Dal Brynelsen, President

PACCOM VENTURES INC.
P.O. Box 10321, Pacific Centre
Suite 880 – 609 Granville Street
Vancouver, British Columbia, V7Y 1G5

August 23, 2002 Trading Symbol: PCV

PHASE ONE DRILL ON EAST CORNING PROPERTY COMPLETE; ALL SIX WELLS ENCOUNTER GAS BEARING ZONES

NEWS RELEASE

VANCOUVER, BC – Paccom Ventures Inc. (the "Company") (TSX-PCV) is pleased to announce that the six well drill program on the East Corning project is complete. Three of the wells have been connected to the nearby pipeline with the remaining three to follow shortly. Sustained commercial rates of production have been achieved in each well that has been brought on-line. The production of the three connected wells averages 4.5 million cubic feet per day.

The interpretation and evaluation of data from the first six wells will be used to located and establish new priority targets for the next phase of drilling on the property. Due to the success of drilling to date, Paccom and its other East Corning partners are attempting to increase their land position in the Tehama county area.

Private Placement

Further to its news release dated July 12, 2002, the Company announces that it has amended the terms of its private placement so that it now consists of the sale of 567,000 special warrants at a price of $0.10 each. Each special warrant will automatically convert, at no additional cost, into units of the company at the earlier of one year from closing of the private placement or on the fifth business day following qualification for resale by other means. Each unit issued upon the conversion of a special warrant will consist of one common share and one two-year non-transferable share purchase warrant entitling the holder to purchase an additional common share for $0.10.

The proceeds from the private placement will be used for debt payment, property exploration and general working capital. The private placement is subject to TSX Venture Exchange acceptance for filing.

To find out more about Paccom Ventures Inc. (TSX - PCV), call D. Brynelsen @ 604 – 830 – 4458 or e-mail dbrynelsen@shaw.ca.

per: "Dal Brynelsen"
Dal Brynelsen, President

PACCOM VENTURES INC.
P.O. Box 10321, Pacific Centre
Suite 880 – 609 Granville Street
Vancouver, British Columbia, V7Y 1G5

August 15, 2002 Trading Symbol: PCV

EAST CORNING DRILLING CONTINUES; PACCOM SECURES LOANS

NEWS RELEASE

VANCOUVER, BC – Paccom Ventures Inc. (the "Company") (TSX-PCV) announces that the six well drill program East Corning project is continuing.

In June, the first well was tied in and put to sales. Two additional wells commenced production in July. Combined production from the three wells is currently 4.5 million cubic feet per day and all three wells are currently producing at sustained commercial rates. A fourth well has been flow tested and shut in, and is currently awaiting a pipeline connection.

Paccom has a 5% working interest in the East Corning project located 100 miles north of Sacramento within the main Forbes depositional fairway at the northern portion of the Sacramento gas trend.

Loan Agreements

The Company further announces that it has entered into a series of loan agreements whereby it will receive up to a total of US$70,000 for funding completion of the number 5 and 6 wells on the East Corning property in Tehama County, California and for general working capital.

In consideration for the loans, the Company has agreed to issue to the lenders, subject to TSX Venture Exchange acceptance for filing, an aggregate of 200,000 common shares at a deemed price of $0.12 each. The loans will also bear interest at an annual rate of 12%.

To find out more about Paccom Ventures Inc. (TSX - PCV), call D. Brynelsen @ 604 – 830 – 4458 or e-mail dbrynelsen@shaw.ca.

per: "Dal Brynelsen"
Dal Brynelsen, President

PACCOM VENTURES INC.

P.O. Box 10321, Pacific Centre
Suite 880 – 609 Granville Street
Vancouver, British Columbia, V7Y 1G5

July 12, 2002 Trading Symbol: PCV

PRIVATE PLACEMENT

NEWS RELEASE

VANCOUVER, BC – Paccom Ventures Inc. (the "Company") (TSX-PCV) announces that it has agreed to a private placement of its securities consisting of the sale of 375,000 special warrants at $0.12 each. Each special warrant will automatically convert, at no additional cost, into units of the company at the earlier of one year from closing of the private placement or on the fifth business day following qualification for resale by other means. Each unit issued upon the conversion of a special warrant will consist of one common share and one two-year non-transferable share purchase warrant entitling the holder to purchase an additional common share for $0.15.

The proceeds from the private placement will be used for debt payment, property exploration and general working capital. The private placement is subject to TSX Venture Exchange acceptance for filing.

To find out more about Paccom Ventures Inc. (TSX - PCV), call D. Brynelsen @ 604 – 830 – 4458 or e-mail dbrynelsen@shaw.ca.

per: "Dal Brynelsen"
Dal Brynelsen, President

PACCOM VENTURES INC.

P.O. Box 10321, Pacific Centre
Suite 880 – 609 Granville Street
Vancouver, British Columbia, V7Y 1G5

June 27, 2002 Trading Symbol: PCV

CONTINUED SUCCESS AT EAST CORNING GAS WELLS

NEWS RELEASE

VANCOUVER, BC – Paccom Ventures Inc. (the "Company") (TSX-PCV) announces that it has received flow test results from the third well of the six well drill program on the East Corning property in Tehama County, California. Results from the first two wells and two zones tested on the third well have tested at sustained commercial rates. Gas sales have commenced from the first well with production of approximately 2,000 MCFPD. The other two wells are shut in and are awaiting a pipeline connection.

Drilling has been completed on the fourth well on the East Corning property. Production casing was run after encouraging gas showings and electric log profiles were obtained. Flow testing is expected shortly.

Annual General Meeting

Paccom further announces that at its recently held Annual General Meeting, Dal Brynelsen, Locke Goldsmith, Mike Muzylowski and Henry M. Fowlds were appointed as directors. In addition, Mr. J. Michael Mackey was appointed to the Board.

Mr. Mackey, B.A., LL.B., is a director and officer of various public oil and gas companies including New Frontier Petroleum Corporation, TransColt Resources Inc., Kelly Petroleum Inc., PetroMac Energy Inc. and Texas Gulf Petroleum Corporation. He also acts as a business and financial consultant to various public and private North American companies.

Mr. Brynelsen was reappointed as President of the Company, while Mr. Fowlds and Mr. Goldsmith were appointed as Vice President and Vice-President – Exploration respectively.

To find out more about Paccom Ventures Inc. (TSX - PCV), call D. Brynelsen @ 604 – 830 – 4458 or e-mail dbrynelsen@shaw.ca.

per: "Dal Brynelsen"
Dal Brynelsen, President

PACCOM VENTURES INC.
P.O. Box 10321, Pacific Centre
Suite 880 – 609 Granville Street
Vancouver, British Columbia, V7Y 1G5

May 24, 2002 Trading Symbol: PCV

FIRST TWO CALIFORNIA GAS WELLS SUCCESSFUL

NEWS RELEASE

VANCOUVER, BC, Paccom Ventures Inc. (the "Company") (TSX - PCV) is pleased to announce that the second well of a six well drill program on the East Corning property in Tehama County, California has been completed. Downhole electric log data indicate that this well encountered five separate approximately 10 foot intervals of gas on water in addition to several other lesser intervals of potentially economic gas. The operator is currently completing the well and production testing will follow shortly. Downhole electric log data from the first well indicated a Forbes discovery. E-logs identified four productive benches constituting 25 to 35 feet of net pay. Based on successful results to date, drilling operations have commenced on the third well.

Paccom and its partners will attempt to continue the success encountered in the Victor Ranch field that lies adjacent to the southern flank of the East Corning property. The Victor Ranch field produced one of the largest amounts of natural gas filled sands in the East Rice Creek area. An adjacent 3D survey reveals that these sands extend onto the East Corning property. Four of the most recent wells in this area are currently producing 5,500,000 cubic feet of gas per day.

Paccom holds a 5% working interest in the East Corning property, which consists of 6,500 acres in oil and gas leases. The property lies near the Corning Gas Field to the east and north of the Rice Creek gas field. It is analogous to the East Rice Creek field. Well density and Forbes penetrations are sparse within the project area. The East Corning Project had never received 3D seismic coverage despite being on trend with prolific Forbes production to the south. 3D coverage south of the project has established numerous pooling including Rice Creek (35 BCF, primarily Forbes) and Malton Black Butte Field (132 BCF, Kione and Forbes).

Private Placement

Further to its news release dated April 22, 2002, the Company announces that it has revised its proposed private placement financing so that it now consists of the sale of 1,810,000 special warrants at $0.10 each. Each special warrant will automatically convert, at no additional cost, into units of the Company at the earlier of one year from closing of the private placement or on the fifth business day after qualification by prospectus or annual information form. Each unit issued upon the conversion of a special warrant will consist of one common share and two-year non-transferable share purchase warrant entitling the holder to purchase an additional common share for $0.15.

The proceeds from the private placement will be used for continued exploration of the East Corning property and for general working capital. The private placement is subject to TSX Venture Exchange acceptance for filing.

To find out more about Paccom Ventures Inc. (CDNX: PCV), call D. Brynelsen @ 604 – 830 – 4458 or e-mail dbrynelsen@shaw.ca.

per: "Dal Brynelsen"
Dal Brynelsen, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

PACCOM VENTURES INC.
P.O. Box 10321, Pacific Centre
Suite 880 – 609 Granville Street
Vancouver, British Columbia, V7Y 1G5

May 13, 2002 Trading Symbol: PCV

CALIFORNIA GAS WELL SUCCESSFUL

NEWS RELEASE

VANCOUVER, BC, Paccom Ventures Inc. (the "Company") (TSX - PCV) is pleased to announce that the first of a multiple well drill program on the East Corning Property in Tehama County, California has been successfully completed. This program is expected to continue for several months and will include up to six wells.

Downhole electric log data indicates this first well has resulted in a Forbes discovery. E-logs have identified four productive benches constituting 25 to 35 feet of net pay. Operators are currently completing the well and production testing will follow shortly. This is the first well within the East Corning 3D seismic shoot area. The next well will be spudded immediately.

Paccom and its partners will attempt to continue the success encountered in the Victor Ranch field that lies adjacent to the southern flank of the East Corning property. The Victor Ranch field produced one of the largest amounts of natural gas filled sands in the East Rice Creek area. An adjacent 3D survey reveals that these sands extend onto the East Corning property. Four of the most recent wells in this area are currently producing 5,500,000 cubic feet of gas per day.

Paccom holds a 5% working interest in the East Corning property, which consists of 6,500 acres in oil and gas leases. The property lies near the Corning Gas Field to the east and north of the Rice Creek gas field. It is analogous to the East Rice Creek field and is one of the few underexplored regions remaining in California. Well density and Forbes penetrations are sparse within the project area. The East Corning Project had never received 3D seismic coverage despite being on trend with prolific Forbes production to the south. 3D coverage south of the project has established numerous pooling including Rice Creek (35 BCF, primarily Forbes) and Malton Black Butte Field (132 BCF, Kione and Forbes).

Gold Properties

Paccom (formerly Pacific Vangold Mines Ltd.) previously had two small producing mines in the Rossland gold camp, an area known for its gold mining history. Rossland is western Canada's second largest gold producing area and the birthplace of Cominco. Over three million ounces of gold were produced from the Le Roi mine. Paccom has 75 claims in the Rossland camp that were acquired over a 50-year period by the Brynelsen family. Over $3 million has been spent on these claims during this period in order to identify excellent gold targets.

Of particular interest is Paccom's recently staked Gertrude area (one kilometer by one kilometer) west of and adjacent to the War Eagle mine that produced approximately one million ounces of gold. Previous drilling on the claim to test the west extension of the War Eagle structure intersected 20 feet grading 0.34 ounces per ton ("opt") gold in the first drill hole. This hole is 100 feet down dip and along strike from a hole drilled in 1991 that intersected 14.8 feet grading 0.41 opt gold. At the nearby

Georgia claim, to the east of the Le Roi mine, a reserve is estimated at 54,000 tons grading 0.25 opt gold. This deposit is not yet defined and requires additional drilling. Veins in the south belt contain sphalerite and galena, in addition to gold-copper mineralization. A diamond drill hole produced significant results of 15 feet of 1 ounce gold per ton. This area also requires further drilling.

To find out more about Paccom Ventures Inc. (CDNX: PCV), call D. Brynelsen @ 604 – 830 – 4458 or e-mail dbrynelsen@shaw.ca.

per: "Dal Brynelsen"
Dal Brynelsen, President

PACCOM VENTURES INC.
P.O. Box 10321, Pacific Centre
Suite 880 – 609 Granville Street
Vancouver, British Columbia, V7Y 1G5

May 6, 2002 Trading Symbol: PCV

NEWS RELEASE

VANCOUVER, BC, Paccom Ventures Inc. (the "Company") (TSX - PCV) is pleased to announce that it has agreed to settle a total of $55,390.50 in debt through the issuance of 553,905 common shares in its capital stock at a deemed price of $0.10 per share. The shares for debt arrangement is subject to TSX Venture Exchange acceptance for filing.

per: "Dal Brynelsen"
Dal Brynelsen, President

PACCOM VENTURES INC.
P.O. Box 10321, Pacific Centre
Suite 880 – 609 Granville Street
Vancouver, British Columbia, V7Y 1G5

DATE: April 25, 2002 **TRADING SYMBOL: PCV**

NEWS RELEASE

VANCOUVER, BC, Paccom Ventures Inc. (the "Company") (TSX – PCV) announces a correction to its previous news release dated April 22, 2002.

The Company has arranged, subject to regulatory approval, a non-brokered private placement to raise gross proceeds of up to $200,000. The private placement will be for either units or special warrants convertible into units or at a price of $0.10 per unit with each unit consisting of one share and one two-year share purchase warrant. The warrants are exercisable at a price of $0.15 per share not $0.20 per share as previously announced. The Company will pay a finder's fee of 10% on a portion of the proceeds of the private placement. The funds will be used to fund the drill program on the recently announced farmin on the East Corning Property, Tehama County, California with Olympic Resources (Arizona) Ltd., and for general working capital.

ON BEHALF OF THE BOARD OF DIRECTORS

"Dal Brynelsen"

Dal Brynelsen
President

PACCOM VENTURES INC.
P.O. Box 10321, Pacific Centre
Suite 880 – 609 Granville Street
Vancouver, British Columbia, V7Y 1G5

DATE: April 22, 2002 **TRADING SYMBOL: PCV**

NEWS RELEASE

VANCOUVER, BC, Paccom Ventures Inc (the "Company") (TSX – PCV) is pleased to announce that the Company has finalized an agreement, subject to final documentation, to participate in a multi-well natural gas drilling program located in the Sacramento Basin of California.

The Company has secured a 5% working interest in an initial 6 well drill program on 6,500 acres known as the East Corning Project located in Tehama County. The project is 100 miles north of Sacramento within the main Forbes depositional fairway at the northern portion of the Sacramento gas trend. To date, the Company's partners have acquired and reprocessed 2D seismic data and interpretation, land leases and recently completed a 3D seismic/AVO survey, which identified several promising and attractive targets within the survey area.

The East Corning Project lies adjacent to the Corning gas fields to the east and directly north of the Rice Creek gas field. It is analogous to the East Rice Creek field and is one of the few under-explored regions remaining in California. 3D coverage directly south of the project has established numerous pools including Rice Creek (35BCF, primarily Forbes) and Malton Black Butte Field (132 BCF, Kione and Forbes production). The closest significant Forbes production to the project area is from Rice Creek where production from the lower Forbes section is most common.

Royale Energy Inc., California's largest independent natural gas producer, announced on September 5, 2001 their Vicot 1-7 well discovered large quantities of natural gas filled sands in the East Rice Creek field. This discovery lies under the southeast border of the East Corning property. In addition, the Victor Ranch 1-9 and Victor Ranch 2-7 discovered gas reservoirs on the south-central edge of the East Corning property. The first well of the 6 well drill program is expected to commence drilling before month end.

The Company has arranged, subject to regulatory approval, a non-brokered private placement to raise gross proceeds of $200,000. The private placement will either be for units or special warrants convertible into units, with each unit consisting of one share and one two-year share purchase warrant. The warrants are exercisable at a price of $0.20 per share. The funds will be used for working capital.

The Company also announces that is has appointed Henry M. Fowlds to its board of directors.

ON BEHALF OF THE BOARD OF DIRECTORS

"Dal Brynelsen"

Dal Brynelsen
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

PACCOM VENTURES INC.
P.O. Box 10321, Pacific Centre
Suite 880 – 609 Granville Street
Vancouver, British Columbia, V7Y 1G5

DATE: APRIL 18, 2002 **TRADING SYMBOL: PCV**

NEWS RELEASE

The Company announces that it has closed its private placement of a private placement of up to 1,800,000 units at a price of $0.05 per unit for total proceeds of up to $90,000. Each unit consists of one common share and one non-transferable share purchase warrant, with each warrant exercisable into an additional common share of the Company for a period of one year at a price of $0.10 per share.

The securities issued pursuant to this private placement are subject to resale restrictions expiring at midnight on April 18, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS

"Dal Brynelsen"

Dal Brynelsen
President

PACCOM VENTURES INC.
P.O. Box 10321, Pacific Centre
Suite 880 – 609 Granville Street
Vancouver, British Columbia, V7Y 1G5

DATE: APRIL 18, 2002 **TRADING SYMBOL: PCV**

NEWS RELEASE

The Company announces that it has closed its private placement of a private placement of up to 1,800,000 units at a price of $0.05 per unit for total proceeds of up to $90,000. Each unit consists of one common share and one non-transferable share purchase warrant, with each warrant exercisable into an additional common share of the Company for a period of one year at a price of $0.10 per share.

The securities issued pursuant to this private placement are subject to resale restrictions expiring at midnight on April 18, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS

"Dal Brynelsen"

Dal Brynelsen
President

PACCOM VENTURES INC.
P.O. Box 10321, Pacific Centre
Suite 880 – 609 Granville Street
Vancouver, British Columbia, V7Y 1G5

DATE: MARCH 6, 2002 **TRADING SYMBOL: PCV**

NEWS RELEASE

The Company advises that 1,250,000 special warrants issued on February 20, 2001, were automatically converted into 1,250,000 units of the Company, with each unit consisting of one common share and one non-transferable share purchase warrant exercisable until February 20, 2003 at a price of $0.15 per share. The Company now has 3,216,975 common shares issued and outstanding.

ON BEHALF OF THE BOARD OF DIRECTORS

"Dal Brynelsen"

President

PACCOM VENTURES INC.
P.O. Box 10321, Pacific Centre
Suite 880 – 609 Granville Street
Vancouver, British Columbia, V7Y 1G5

DATE: JANUARY 25, 2002 **TRADING SYMBOL: PCV**

NEWS RELEASE

The Company announces that it has arranged, subject to regulatory approvals, a private placement of up to 2,000,000 units at a price of $0.05 per unit for total proceeds of up to $100,000. Each unit consists of one common share and one non-transferable share purchase warrant, with each warrant exercisable into an additional common share of the Company for a period of two years at a price of $0.10 per share.

The proceeds of the private placement will be used for general working capital and to search for acquisitions.

ON BEHALF OF THE BOARD OF DIRECTORS

"Dal Brynelsen"

President

PACCOM VENTURES INC.
Suite 210 – 580 Hornby Street
Vancouver, British Columbia
V6C 3B6
Telephone: (604) 662-7000

DATE: NOVEMBER 1, 2001 **TRADING SYMBOL: PCV**

NEWS RELEASE

The Company has been designated as an Inactive Issuer by the Canadian Venture Exchange Inc. and is required to submit a satisfactory reorganization plan by October 23, 2002, and maintain Tier Maintenance Requirements by April 23, 2003, or trading in the Company's shares may be suspended.

The Company continues to complete its reactivation including closing of a $150,000 financing in February, 2001. Management is actively searching for new business opportunities, however, advises that in light of the current market conditions, completing a major acquisition is difficult.

ON BEHALF OF THE BOARD OF DIRECTORS

"Dal Brynelsen"

President

PACCOM VENTURES INC.
Suite 210 – 580 Hornby Street
Vancouver, British Columbia, V6C 3B6
Telephone: (604) 662-7000

DATE: JUNE 26, 2001 **TRADING SYMBOL: PCV**

NEWS RELEASE

The Company announces that it has adopted a new stock option plan (the "Plan") pursuant to which the Company may grant a maximum of 393,000 shares under option. The Plan was approved by the shareholders at the Company's annual general meeting held on June 26, 2000, and the Canadian Venture Exchange ("CDNX") accepted the Plan for filing on June 22, 2001.

The Plan will terminate when all of the options have been granted or when the Plan is otherwise terminated by the Company. Any options outstanding when the Plan is terminated will remain in effect until they are exercised or they expire. The Plan provides that stock options can be issued to directors, senior officers, employees, full-time dependent contractors, part-time dependent contractors and consultants of the Company or any of its affiliates or subsidiaries or to employees of companies providing management or administrative services to the Company. The Plan further provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts.

Options granted under the Plan will be for a term not to exceed 5 years from the date of their grant. The options will be non-assignable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death. The options granted under the terms of the Plan will be exercisable at a price which is not less than the Discounted Market Price, as that term is defined in the policies of the CDNX.

The Company will not issue shares pursuant to options granted under the Plan until the shares have been fully paid for. The Company will not provide financial assistance to option holders to assist them in exercising their options.

All existing options will be governed under the terms of the Plan. As of the date of this release, there are a total of 393,000 options governed by the Plan.

ON BEHALF OF THE BOARD OF DIRECTORS

"Dal Brynelsen"

Dal Brynelsen, President

PACCOM VENTURES INC.
Suite 210 – 580 Hornby Street
Vancouver, British Columbia
V6C 3B6
Telephone: (604) 662-7000

DATE: MAY 23, 2001 **TRADING SYMBOL: PCV**

The Company announces that Mr. Frank Roberts has resigned as director of the Company. Management wishes to thank Mr. Roberts for his long time service and dedication to the Company. Mr. Dal Brynelsen, a former director of the Company, has been elected director of the Company to fill the vacancy created by Mr. Roberts' resignation.

The Company announces that it has cancelled all existing stock options and has granted, subject to all necessary regulatory approval, incentive stock options to its directors and senior officers to purchase a total of 393,000 shares. The options are exercisable on or before May 9, 2006, at a price of $0.10 per share.

ON BEHALF OF THE BOARD OF DIRECTORS

"Locke Goldsmith"

Locke Goldsmith, P. Geol., President

PACCOM VENTURES INC.
Suite 210 – 580 Hornby Street
Vancouver, British Columbia
V6C 3B6
Telephone: (604) 662-7000

DATE: MARCH 1, 2001 **TRADING SYMBOL: PCV**

NEWS RELEASE

The Company announces that it has closed its private placement of 1,250,000 special warrants at a price of $0.12 per special warrant for total proceeds of $150,000. Each special warrant is convertible, for no additional consideration into units of the Company, with each unit consisting of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase an additional common share for a period of two years, at a price of $0.15 per share.

The securities issued pursuant to this private placement are subject to resale restrictions expiring at midnight on February 1, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

"Locke Goldsmith"

Locke Goldsmith, P. Geol., President

PACCOM VENTURES INC.
Suite 210 – 580 Hornby Street
Vancouver, British Columbia
V6C 3B6
Telephone: (604) 662-7000

DATE: DECEMBER 12, 2000 **TRADING SYMBOL: PCV**

NEWS RELEASE

The Company announces that it has arranged, subject to regulatory approvals, a private placement of 1,250,000 special warrants at a price of $0.12 per special warrant. Each special warrant is convertible, for no additional consideration, into units of the Company. Each unit consists of one common share and one non-transferable share purchase warrant, with each warrant exercisable into additional common share of the Company at a price of $0.15 per share exercisable for a period of 2 years.

The securities issued pursuant to the private placement will be subject to a hold period expiring on December 12, 2001. The Company will pay a finder's fee on a portion of the offering.

The proceeds of the private placement will be used to commence the Company's reorganization and for general working capital.

ON BEHALF OF THE BOARD OF DIRECTORS

"Locke Goldsmith "

Locke Goldsmith, P. Geol., President

PACCOM VENTURES INC.
Suite 210 – 580 Hornby Street
Vancouver, British Columbia
V6C 3B6
Telephone: (604) 662-7000

DATE: DECEMBER 11, 2000 **TRADING SYMBOL: PCV**

NEWS RELEASE

The Company announces that Mr. Dal Brynelsen has resigned as a director and President of the Company. The Company wishes to thank Mr. Brynelsen for his contribution to the Company's development. Mr. Locke Goldsmith, professional geologist, has been appointed director and President of the Company in Mr. Brynelsen's place.

ON BEHALF OF THE BOARD OF DIRECTORS

"Frank Roberts"

FRANK ROBERTS, Director

PACCOM VENTURES INC.
Suite 210 – 580 Hornby Street
Vancouver, British Columbia
V6C 3B6
Telephone: (604) 662-7000

DATE: November 1, 2000 **TRADING SYMBOL: PCV**

The Company and Thomson Kernaghan of Vancouver, British Columbia, determined not to proceed with the brokered private placement announced by news release dated August 29, 2000.

ON BEHALF OF THE BOARD OF DIRECTORS

"Dal Brynelsen"

DAL BRYNELSEN, President

PACCOM VENTURES INC.
Suite 210 – 580 Hornby Street
Vancouver, British Columbia
V6C 3B6
Telephone: (604) 662-7000

DATE: August 29, 2000 **TRADING SYMBOL: PCV**

The Company announces that it has arranged, subject to regulatory approval, a Brokered Private Placement of a minimum of 1,000,000 special warrants to a maximum of 3,000,000 special warrants at a price of $0.15 per special warrant. Each special warrant is convertible, for no additional consideration into one common share and one non-transferable share purchase warrant, with each share purchase warrant exercisable for a period of two years at a price of $0.15 if exercised in the first year and $.1725 if exercised in the second year.

The placees will be clients of Thomson Kernaghan of Vancouver, British Columbia which will be paid a commission of 8% of the proceeds in cash and 10% agents warrants on closing of the private placement, in consideration of its efforts in arranging the private placement.

The proceeds of the Private Placement will be used for general working capital.

ON BEHALF OF THE BOARD OF DIRECTORS

"Dal Brynelsen"

DAL BRYNELSEN, President

PACCOM VENTURES INC.
Suite 210 – 580 Hornby Street
Vancouver, British Columbia
V6C 3B6
Telephone: (604) 662-7000

DATE: April 25, 2000 **TRADING SYMBOL: PCV**

The Company announces that it has completed its share consolidation and change of name to Paccom Ventures Inc. Furthermore, the Company announces that it has determined not to proceed with its options to acquire certain claims in the Timmins, Ontario mining camp from Canadian Golden Dragon Resources Ltd. and East West Resources Corporation. The Company originally optioned the claims in November, 1997, and conducted extensive exploration on same, however, was unsuccessful in discovering an economic ore body.

The Company has notified each of Canadian Golden Dragon Resources Ltd. and East West Resources Corporation of its decision to drop the options and has no further obligations in respect of same.

The Company will continue the reactivation of its affairs by seeking additional financing and searching for new business opportunities or properties.

The Company also announces that it has cancelled all shares held under its Escrow Agreement dated November 13, 1990. Under the terms of the Escrow Agreement, certain shares were to be held in escrow and cancelled five years from the date the Agreement was accepted by the Exchange. 12,500 post-consolidated common shares have been cancelled and the Company's authorized capital has been reduced accordingly.

ON BEHALF OF THE BOARD OF DIRECTORS

"Dal Brynelsen"

DAL BRYNELSEN, President

PACIFIC VANGOLD MINES LTD.
Suite 210 – 580 Hornby Street
Vancouver, BC V6C 3B6
Telephone: 604-662-7000 Fax: 604-684-0342

DATE: February 21, 2000 TRADING SYMBOL: PVM

The Company announces that there have been no material changes in the Company. The Company plans to proceed with an 8-for-1 or 10-for-1 roll back of the shares of the Company. The Company has no explanation for the trading activity over the last several days.

The above is subject to the acceptance of the Vancouver Stock Exchange.

ON BEHALF OF THE BOARD OF DIRECTORS

"Dal S. Brynelsen"

Dal Brynelsen, President